As filed with the Securities and Exchange Commission on February 3, 2005

Registration No. 333-121602

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Madison River Communications Corp.

(Exact name of registrant as specified in its charter)

Delaware	4813	20-0511398
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

103 South Fifth Street

Mebane, North Carolina 27302

(919) 563-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul H. Sunu

Chief Financial Officer and Secretary

Madison River Communications Corp.

103 South Fifth Street

Mebane, North Carolina 27302

(919) 563-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary P. Cullen Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Robert Evans III Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$345,000,000	$40,607

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares that may be sold, if any, pursuant to the underwriters’ overallotment option.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2005

PROSPECTUS

             Shares

Madison River Communications Corp.

Common Stock

This is the initial public offering of common stock of Madison River Communications Corp. Of the                  shares of common stock to be sold in the offering,                  shares are being sold by us and                  shares are being sold by the selling stockholders identified in this prospectus, some of whom are affiliates of Goldman, Sachs & Co., an underwriter participating in the offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We anticipate that the public offering price will be between $             and $             per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol “MRCC.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 12.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Madison River Communications Corp.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We and the selling stockholders have granted the underwriters an option to purchase up to                      additional shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2005.

Lehman Brothers	Merrill Lynch & Co.

Goldman, Sachs & Co.

The date of this prospectus is                     , 2005

SUMMARY

The following is a summary of some of the information contained in this prospectus. In addition to this summary, we urge you to read the more detailed information, including the financial statements and related notes and the “Risk Factors” section, included elsewhere in this prospectus.

Our Company

We operate rural local telephone companies, or RLECs, that serve business and residential customers in Alabama, Georgia, Illinois and North Carolina. A rural telephone company is a local telephone company that provides basic telephone service in rural areas throughout the United States. We offer our customers a variety of telecommunications services, including local and long distance voice services and Internet access services. Our RLECs have been serving their local communities for over 50 years.

We were founded with the goal of acquiring, integrating and improving operations at RLECs. Since 1998, we have acquired four RLECs. With these acquisitions, we purchased established businesses with stable cash flows, governmental authorizations and certifications in place, operational support systems, experienced management and key personnel and technologically advanced facilities. We believe our disciplined approach to operations has allowed us to improve the operations at each of our acquired RLECs.

Our RLECs benefit from limited competition and a favorable regulatory environment, which we believe leads to stable operations. Competition is typically limited in areas served by RLECs because they primarily are sparsely populated and rural, with predominantly residential customers. Accordingly, the cost of operations and capital investment requirements for new entrants is high. At the same time, existing state and federal regulations permit us to charge rates that enable us to recover our operating costs plus a reasonable rate of return on our invested capital (as determined by relevant regulatory authorities).

Our revenues are derived from a variety of telecommunications services which are described in more detail below.

Local voice services—We provide basic local voice telephone service to residential and business customers in our franchised territories. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, local voice service revenues represented 67.4% and 68.1%, respectively, of our total revenues.

Long distance voice services—We provide long distance voice services under our own brand names in each of our franchised territories. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, long distance voice service revenues represented 7.7% and 8.4%, respectively, of our total revenues.

Internet and enhanced data services—We provide broadband DSL and dial-up Internet services in our franchised territories. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, Internet and enhanced data service revenues represented 10.3% and 8.7%, respectively, of our total revenues.

Edge-out services—In markets near our franchised territories, we provide local and long distance voice services and high-speed data services primarily to medium and large businesses. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, edge-out service revenues represented 6.2% and 7.5%, respectively, of our total revenues.

Telephone directory and other miscellaneous revenues—For the nine months ended September 30, 2004 and for the year ended December 31, 2003, revenues from advertising sold in our telephone directories and from other miscellaneous services represented 8.4% and 7.3%, respectively, of our total revenues.

At September 30, 2004, we had 234,204 connections in service, comprising 196,479 voice access lines and 37,725 digital subscriber lines, or DSL, and high-speed data connections. At December 31, 2003, we had 225,228 connections in service, comprising 200,365 voice access lines and 24,863 DSL and high-speed data connections.

For the nine months ended September 30, 2004, we had total revenues of $146.9 million, operating income of $40.5 million and a net loss of $4.0 million. For the years ended December 31, 2003 and 2002, we had total revenues of $186.5 million and $184.2 million, respectively, operating income of $42.5 million and $28.9 million, respectively, and a net loss of $16.5 million and $40.7 million, respectively. As of September 30, 2004, we had an accumulated deficit of $215.3 million and a working capital deficit of $9.2 million. We currently have a substantial amount of indebtedness. Following consummation of this offering and the other transactions described under “The Transactions,” we expect to have approximately $455.6 million of outstanding indebtedness.

Our Strengths

We believe we are distinguished by the following strengths, each of which we believe will contribute to the production of stable cash flows:

•	Long-standing local operations with limited competition. Active in our markets for over 50 years, we believe our thorough knowledge of the markets we operate in, our established operations and our reputation for a high standard of service give us a competitive advantage.

•	Proven track record of service growth. We have succeeded in consistently growing the services used by our customers by offering a fully-integrated bundle of local, long-distance and Internet and enhanced data services as well as other enhanced services such as call waiting and caller identification.

•	Technologically advanced and scalable network infrastructure. We have substantially completed our investment in a technologically advanced network capable of delivering a full suite of telecommunications services to our customers.

•	Disciplined approach to operations. We bring a disciplined approach to operations, including a strict budgeting process and providing our employees with incentives to meet operating targets and improve cash flows.

•	Successful track record of acquisitions and integration. We have acquired four RLECs since 1998 and have successfully integrated them within our organization and have improved their business and operations.

•	Experienced and proven management team. Our top five officers average over thirty years’ experience in the telecommunications industry and have managed us through the integration of four acquisitions.

•	Geographically diversified markets. We principally operate in four states, limiting our exposure to regulatory or operating risk in any one state.

Our Strategy

Our objective is to maintain and strengthen our position as a leading provider of telecommunications services in our target markets in the Southeast and Midwest. The key elements of our strategy include:

•	Continuing to improve operating efficiencies. We plan to continue improving our operating efficiencies by providing centrally managed resources and sharing best practices across our operations.

•	Taking a disciplined approach to capital expenditures. We have invested to enhance our network and believe we can provide a full suite of telecommunications services without significant additional investment.

•	Improving on our competitive position through superior service offerings. We intend to continue to add new services and provide bundled offerings which we believe will allow us to continue to build upon our competitive position.

•	Expanding market position through knowledge of local markets. We have experienced managers in each of our operating regions and believe that this will allow us to continue to produce better than industry average growth in customer connections and strong customer retention.

•	Growing through selective acquisitions. We believe that we can continue to add value to our business by pursuing acquisitions which would enhance our revenues and cash flows.

The Transactions

As used in this prospectus, the “transactions” collectively refer to the following transactions:

•	The Reorganization Transactions. In order to facilitate this offering, immediately prior to the offering, the outstanding membership units in Madison River Telephone Company LLC, or Madison River Telephone, held by Madison River Telephone’s existing equity investors will be exchanged for 100% of the shares of common stock of Madison River Communications Corp., or Madison River Communications. The existing equity investors of Madison River Telephone are (1) affiliates of each of Madison Dearborn Partners, Goldman, Sachs & Co. (one of the underwriters participating in this offering) and Providence Equity Partners, referred to collectively as the “existing sponsors,” (2) the former stockholders of Coastal Utilities, Inc., a rural telephone company we acquired in March 2000, referred to as the “Coastal shareholders” and (3) certain members of our management, referred to as the “existing management investors.” See “—Post-Transactions Ownership and Corporate Structure.”

•	This Offering. The proceeds from this offering of common stock by Madison River Communications, together with the proceeds from borrowings under the new credit facilities described below and cash on hand, will be used to finance the debt repayment and refinancing and minority interest redemption described below and to pay the bonuses, premiums, fees and expenses relating to the transactions. The proceeds of this offering will not be used for our ongoing business operations. This offering is conditioned on the closing of the new credit facilities.

•	New Credit Facilities. Concurrently with the closing of this offering, Madison River Capital, LLC, one of our subsidiaries, will enter into new senior secured credit facilities, referred to as the “new credit facilities,” with a syndicate of lenders. The new credit facilities will consist of seven-year term loan facilities providing for senior secured term loans in an aggregate principal amount of $455.6 million and a seven-year revolving credit facility providing for up to $75.0 million in revolving loans. See “Description of New Credit Facilities” for a more detailed description of the new credit facilities.

•	Debt Repayment and Refinancing. We will repay or refinance $ million aggregate principal amount of our existing debt, and pay accrued and unpaid interest thereon together with applicable premiums, out of the proceeds of this offering and borrowings under the new credit facilities and cash on hand.

•	Redemption of Minority Interest in Coastal Communications, Inc. At the closing of this offering, we will repurchase 90 shares of Series A non-voting common stock of Coastal Communications, Inc. held by the Coastal shareholders out of the proceeds of this offering and borrowings under the new credit facilities and cash on hand for a purchase price of $33,333.33 per share or $3.0 million in the aggregate.

Each of the transactions is described more fully under “The Transactions,” “Use of Proceeds” and “Description of New Credit Facilities.”

Pre-Transactions Ownership and Corporate Structure

The chart below illustrates our ownership and corporate structure prior to consummation of the transactions.

(1)	Affiliates of Goldman, Sachs & Co., one of the underwriters participating in this offering, are some of our existing sponsors, are participating in this offering as selling stockholders and will continue to own shares in Madison River Communications following the transactions. See “Security Ownership of Certain Beneficial Owners and Management.”

Post-Transactions Ownership and Corporate Structure

The chart below illustrates our ownership and corporate structure following the transactions.

(1)	Affiliates of Goldman, Sachs & Co., one of the underwriters participating in this offering, are some of our existing sponsors, are participating in this offering as selling stockholders and will continue to own shares in Madison River Communications following the transactions. See “Security Ownership of Certain Beneficial Owners and Management.”
(2)	Reflects shares of common stock of Madison River Communications to be held by Madison River Telephone to fund its obligations under its long-term incentive plan. See “The Transactions.”

The Offering

Shares of common stock offered by Madison River Communications Corp.	shares ( shares if the underwriters’ over-allotment option is exercised in full).

Shares of common stock offered by the selling stockholders	shares ( shares if the underwriters’ over-allotment option is exercised in full).

Shares of common stock to be outstanding following the offering	shares ( shares if the underwriters’ over-allotment option is exercised in full).

The total number of shares being offered by this prospectus represents                     % of the number of shares to be outstanding following the offering (or                     % if the underwriters’ over-allotment option is exercised in full).

Pro rata distribution of shares sold in the offering

Any shares sold in the offering (including shares sold as a result of the exercise of the underwriters’ over-allotment option) generally will include a pro rata component of shares offered by Madison River Communications and shares offered by the selling stockholders.

Dividends

Upon completion of this offering, our board of directors will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders.

In accordance with our dividend policy, we currently intend to pay an initial dividend of $             per share on or about                     , 2005 and to continue to pay quarterly dividends at an annual rate of $             per share for the first full year following the closing of this offering, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our new credit facilities. Dividend payments are not guaranteed, and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Dividends on our common stock are not cumulative. See “Dividend Policy and Restrictions.”

Our new credit facilities will generally restrict the amount of dividends we may pay at any time to the “Restricted Payments Basket Amount,” which is equal to the sum of “Available Cash” plus $50 million minus dividends paid to date, and will suspend our ability to pay dividends if our “total leverage ratio” for the most recently ended four fiscal quarter period exceeds 5.10 to 1.00. See “Dividend Policy and Restrictions” and “Description of New Credit Facilities” for a definition of the above terms as well as a more detailed discussion of the restrictions on our ability to pay dividends.

Dividends paid by us, to the extent paid out of our earnings and profits, or E&P, as computed for U.S. federal income tax purposes, will be taxable as dividend income. Under current law, dividend income of U.S. individuals is generally taxable at long-term capital gains rates. Dividends paid by us in excess of our E&P will be treated first as a non-taxable return of capital and then as a gain from the sale of common stock. For a more complete description, see “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds

We expect to receive gross proceeds from this offering of approximately $             million, assuming a public offering price of $             per share, the mid-point of the range shown on the cover of this prospectus (or $             million if the underwriters’ over-allotment option is exercised in full). We will not receive any proceeds from the sale of shares by the selling stockholders, some of which are affiliates of Goldman, Sachs & Co., an underwriter participating in this offering. We will use our proceeds from this offering, together with borrowings under our new credit facilities and cash on hand, for the repayment and refinancing of existing debt, to finance the other transactions and to pay related bonuses, premiums, fees and expenses, and not for our ongoing business operations. See “The Transactions” and “Use of Proceeds.”

Listing	We have applied to list our common stock on the Nasdaq National Market under the symbol “MRCC.”

General Information About This Prospectus

Unless we specifically state otherwise, all information in this prospectus:

•	assumes no exercise of the over-allotment option granted to the underwriters; and

•	excludes shares reserved and available for future grant or issuance under our Omnibus Stock Plan.

Our Corporate Information

Madison River Communications was formed as a holding company under Delaware law in December 2003 and has not conducted any independent operations. Madison River Communications will not have direct operations but, following the reorganization transactions, it will directly or indirectly, through one or more wholly-owned subsidiaries, be primarily engaged in the provision of communication services and solutions to business and residential customers. In this prospectus, “we,” “our” and “us” refer to Madison River Communications Corp. and its direct and indirect subsidiaries after giving effect to the reorganization transactions, unless the context otherwise requires.

Our principal executive offices are located at 103 South Fifth Street, Mebane, North Carolina 27302, and our telephone number at that address is (919) 563-1500. Our Internet address is www.madisonriver.net. www.madisonriver.net is a textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

Summary Historical and Pro Forma Financial and Operating Data

The following table presents summary historical and pro forma financial and operating data about us. Madison River Communications was formed in December 2003 to serve as a holding company for our business. Madison River Communications has not commenced operations and has no assets or liabilities. In order to facilitate this offering, we will consummate the reorganization transactions pursuant to which Madison River Communications will become the successor to Madison River Telephone. See “The Transactions.” Since Madison River Communications has not commenced operations, Madison River Telephone is considered the predecessor to Madison River Communications for accounting purposes.

The following summary historical financial data for Madison River Telephone for the years ended December 31, 2001, 2002 and 2003 have been derived from Madison River Telephone’s audited consolidated financial statements and related notes included in the back of this prospectus. We have derived the following summary historical financial data for the nine months ended September 30, 2003 and 2004 and as of September 30, 2004 from Madison River Telephone’s unaudited interim condensed consolidated financial statements included in the back of this prospectus. In the opinion of management, this information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of Madison River Telephone’s results of operations and financial position for such periods.

The following summary unaudited pro forma balance sheet data gives effect to the transactions as if the transactions had been consummated as of September 30, 2004. Assumptions underlying the pro forma adjustments are described in the notes to the unaudited pro forma condensed consolidated financial statements included in the back of this prospectus, which should be read in conjunction with the summary pro forma balance sheet data. We believe that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the transactions; however, the pro forma balance sheet data does not purport to indicate consolidated balance sheet data as of any future date or for any future period.

This summary historical and pro forma financial and operating data should be read in conjunction with the information contained in “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Madison River Telephone’s consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)	(Unaudited)
	(dollars in thousands)
Statement of Operations Data:
Revenues	$184,263	$184,201	$186,460	$137,602	$146,870
Operating income	6	28,858	42,472	33,385	40,528
Net loss	(74,825)	(40,683)	(16,465)	(13,117)	(4,012)

Other Financial Data:
Capital expenditures	$39,936	$12,344	$12,223	$6,309	$11,661
Net cash provided by (used in) operating activities	(19,770)	32,092	43,665	24,345	21,386
Net cash used in investing activities	(24,013)	(10,714)	(10,019)	(2,699)	(9,086)
Net cash provided by (used in) financing activities	1,979	(23,030)	(25,457)	(14,557)	(17,790)
EBITDA(a)	42,700	76,775	98,184	74,823	75,907
Adjusted EBITDA(b)	63,628	88,553	103,250	78,887	78,148

(footnotes on following page)

	As of September 30, 2004
	Actual	Pro Forma
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$22,653
Telephone plant and equipment, net	300,599	300,599
Total assets	777,993
Long-term debt, including current portion	643,811	455,555
Redeemable members’ capital	231,413	—
Total members’ capital(c)	(218,754)	—
Stockholders’ equity	—

	As of December 31,			As of September 30,
	2001	2002	2003	2003	2004
Connections In Service: (Unaudited)
Voice access lines(d)	211,540	206,597	200,365	202,508	196,479
DSL and high-speed data connections(e)	11,831	17,128	24,863	21,895	37,725

Total connections in service	223,371	223,725	225,228	224,403	234,204

(a)	EBITDA consists of our net loss before income tax (expense) benefit, interest expense and depreciation and amortization. We believe that net cash (used in) provided by operating activities is the most directly comparable financial measure to EBITDA under generally accepted accounting principles. EBITDA is presented because we believe it is a useful indicator of our ability to service our long-term debt, capital expenditures and working capital requirements as well as pay dividends. EBITDA should not be considered in isolation. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity or as an alternative to net loss as an indicator of our operating performance or any other measure of performance derived in accordance with generally accepted accounting principles. EBITDA is not a complete measure of our profitability as it does not include costs and expenses for depreciation and amortization, interest expense and income taxes; nor is EBITDA a complete net cash flow measure as it does not include uses of cash to fund our long-term debt, capital expenditures and working capital requirements. Other companies in our industry may present EBITDA differently than we do.

(footnotes continued on following page)

Set forth below is a reconciliation of our net cash (used in) provided by operating activities to EBITDA:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)	(Unaudited)
	(dollars in thousands)
Net cash (used in) provided by operating activities	$(19,770)	$32,092	$43,665	$24,345	$21,386
Adjustments:
Depreciation and amortization	(58,471)	(50,649)	(52,054)	(39,359)	(32,989)
Deferred long-term compensation	(1,271)	(5,284)	(5,429)	(4,049)	(2,786)
Deferred income taxes	4,585	(6,771)	4,117	2,619	3,870
Losses on investments carried on the equity method	(11,306)	(3,338)	(193)	(142)	(117)
Realized losses on marketable equity securities	(9,452)	(3,985)	(343)	—	—
Other non-cash items	1,078	(315)	657	(3,391)	161
Changes in operating assets and liabilities	19,782	(2,433)	(6,885)	6,860	6,463

Net loss	(74,825)	(40,683)	(16,465)	(13,117)	(4,012)
Income tax (benefit) expense	(5,570)	1,584	(1,846)	123	215
Interest expense	64,624	65,225	64,441	48,458	46,715
Depreciation and amortization	58,471	50,649	52,054	39,359	32,989

EBITDA	$42,700	$76,775	$98,184	$74,823	$75,907

(b)	Covenants in our new credit facilities will contain ratios based on Adjusted EBITDA, which differs from EBITDA as defined above. Adjusted EBITDA will be defined in our new credit facilities as: (1) consolidated net income, as determined in accordance with GAAP; plus (2) the following items, to the extent deducted in determining consolidated net income: (a) Consolidated Interest Expense (as defined under “Description of New Credit Facilities”); (b) provision for income taxes; (c) depreciation and amortization expense; (d) costs and expenses related to this offering and the other transactions described under the caption “The Transactions,” including any related bonuses; (e) unrealized losses on financial derivatives recognized in accordance with SFAS No. 133; (f) noncash, stock-based compensation expense; (g) extraordinary or unusual losses (including extraordinary or unusual losses on permitted sales of assets and casualty events); (h) losses on sales of assets other than in the ordinary course of business; (i) other non-recurring or unusual costs, expenses or losses, including, without limitation, costs, expenses or losses relating to securities offerings, investments or acquisitions, incurred after the closing date of the new credit facilities to the extent not exceeding, in the aggregate, $10.0 million; (j) compensation expense arising from deemed dividends, the payment of dividends or the equivalent on shares of Madison River Communications common stock issued under its Omnibus Stock Plan, any other incentive stock plans or Madison River Telephone’s long-term incentive plans; and (k) all other non-cash items that reduce such consolidated net income for which no cash is expected to be paid in the twelve months following the date of determination; minus (3) the following items, to the extent included in determining consolidated net income: (a) unrealized gains on financial derivatives recognized in accordance with SFAS No. 133; (b) extraordinary or unusual gains (including extraordinary or unusual gains on permitted sales of assets and casualty events); (c) gains on sales of assets other than in the ordinary course of business; and (d) all other non-cash income, other than the accrual of revenue in the ordinary course (including the non-cash portion of any Rural Telephone Bank or RTFC patronage capital allocation). If our Adjusted EBITDA were to decline below certain levels, covenants in our new credit facilities that are based on Adjusted EBITDA, including our fixed charge coverage and total

(footnotes continued on following page)

leverage ratio covenants, may be violated and could cause, among other things, a default under our new credit facilities, or result in our inability to pay dividends. These covenants are summarized under “Description of New Credit Facilities.”

The following table sets forth a reconciliation of our net cash (used in) provided by operating activities to Adjusted EBITDA:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)	(Unaudited)
	(dollars in thousands)
Net cash (used in) provided by operating activities	$(19,770)	$32,092	$43,665	$24,345	$21,386
Adjustments:
Depreciation and amortization	(58,471)	(50,649)	(52,054)	(39,359)	(32,989)
Deferred long-term compensation	(1,271)	(5,284)	(5,429)	(4,049)	(2,786)
Deferred income taxes	4,585	(6,771)	4,117	2,619	3,870
Losses on investments carried on the equity method	(11,306)	(3,338)	(193)	(142)	(117)
Realized losses on marketable equity securities	(9,452)	(3,985)	(343)	—	—
Other non-cash items	1,078	(315)	657	(3,391)	161
Changes in operating assets and liabilities	19,782	(2,433)	(6,885)	6,860	6,463

Consolidated net income (loss)	(74,825)	(40,683)	(16,465)	(13,117)	(4,012)
plus:
Consolidated interest expense	64,624	65,225	64,441	48,458	46,715
Provision for income taxes	(5,570)	1,584	(1,846)	123	215
Depreciation and amortization	58,471	50,649	52,054	39,359	32,989
Non-cash stock-based compensation expense—long-term incentive plan	1,271	5,284	5,429	4,049	2,786
Non-cash stock-based compensation expense—other	—	—	36	—	—
Other non-cash items:
Share of losses in unconsolidated company accounted for using the equity method	2,366	1,240	193	142	117
Impairment charges on investments in unconsolidated subsidiaries	8,940	2,098	—	—	—
Realized losses on marketable equity securities	9,452	3,985	343	343	—
minus:
Non-cash income—non-cash portion of RTFC patronage capital allocation	(1,101)	(829)	(899)	(521)	(545)

Adjusted EBITDA	$63,628	$88,553	$103,286	$78,836	$78,265

(c)	Includes members’ interest, accumulated deficit and accumulated other comprehensive income (loss).
(d)	Voice access lines refer to local telephone service provided to residential and business customers.
(e)	DSL and high-speed data connections are the high-speed connections provided to end users for purposes of accessing the Internet.

RISK FACTORS

An investment in our common stock involves a number of risks. In addition to the other information contained in this prospectus, prospective investors should give careful consideration to the following factors.

Risks Relating to Our Common Stock and Our New Credit Facilities

Our dividend policy may limit our ability to pursue growth opportunities.

Upon completion of this offering, our board of directors will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance a material expansion of our business or to fund our operations consistent with past levels of funding in the event of a significant business downturn. In addition, because a significant portion of cash available to pay dividends will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing, which may not be available to us at acceptable pricing levels or with acceptable terms, or at all.

You may not receive the level of dividends provided for in the dividend policy our board of directors will adopt upon the closing of this offering or any dividends at all.

We are not obligated to pay dividends, and our board may amend or revoke our dividend policy at any time. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, working capital requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

We may not have cash in the future to pay dividends. We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our dividend policy is based upon our current assessment of our business and the environment in which we operate, our cash needs and our investment opportunities, and that assessment could change based on operational, regulatory, competitive or technological developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our new credit facilities, raise cash from other sources. We will not be able to borrow under our new credit facilities to fund dividends. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, results of operations or liquidity and our ability to maintain or expand our business.

Delaware law restricts our ability to pay dividends. Under Delaware law, Madison River Communications’ board of directors and the board of directors for our corporate subsidiaries may declare and pay dividends only to the extent of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Also, under Delaware law, our limited liability company subsidiaries generally may only make distributions to us to the extent that at the time of the distribution, after giving effect to such distribution, all liabilities do not exceed the fair market value of the assets of such limited liability companies.

The reduction or elimination of dividends may negatively affect the market price of our common stock.

We are a holding company, with no revenue generating operations of our own. We depend on the performance of our subsidiaries and their ability to make distributions to us.

Madison River Communications is a holding company with no business operations, sources of income or assets of its own other than the 100% ownership interest in Madison River Telephone, which itself is a holding company, it will have upon consummation of the reorganization transactions. Because all of our operations are conducted by our subsidiaries, our cash flow and our ability to repay our debt and other obligations and to pay dividends to our stockholders are dependent upon cash dividends and distributions or other transfers from our subsidiaries.

We may be unable to access the cash flow of our subsidiaries. A number of our subsidiaries will be a party to or subject to our new credit facilities and are or may in the future be a party to other borrowing agreements that restrict the payment of dividends to us, and such subsidiaries are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future. In addition, the ability of our subsidiaries to pay interest and dividends or make other payments or distributions will depend on their respective operating results and may be subject to further restrictions under, among other things, the laws of their jurisdiction of organization.

In addition, the assets of our subsidiaries will be subject to the prior claims of all creditors, including trade creditors, of those subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from assets of those subsidiaries before any assets are made available for distribution to us. As of September 30, 2004, after giving pro forma effect to the transactions, our subsidiaries would have had $          million of outstanding liabilities, including trade payables.

As a result of the foregoing, we may be unable to receive cash through distributions or other payments from Madison River Telephone in sufficient amounts to pay dividends on our common stock.

Our significant amount of long-term indebtedness could restrict our ability to pay dividends on our common stock, limit our operational flexibility or otherwise affect our financial condition.

We have now and, following the consummation of the transactions, will continue to have a significant amount of long-term indebtedness. After giving pro forma effect to the transactions, we estimate that we will have total indebtedness of $455.6 million and that $75.0 million will be available for borrowing under our new credit facilities.

Our substantial level of indebtedness could have important consequences to the holders of our common stock, including the following:

•	a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for working capital, capital expenditures, future operations and business opportunities, dividends on our common stock and/or other general corporate purposes;

•	we may have limited flexibility to plan for, or react to, changes in our business, market conditions and the industry in which we operate;

•	our ability to withstand competitive pressures may be reduced and we may be more vulnerable to general adverse economic and industry conditions;

•	our ability in the future to obtain additional financing for working capital, capital expenditures, future business opportunities and other general corporate requirements may be limited; and

•	our ability to refinance our indebtedness could be limited.

We may be able to incur substantially more indebtedness, which would increase the risks described above associated with our substantial indebtedness.

We may be able to incur substantial amounts of additional indebtedness in the future. While the terms of the new credit facilities will limit our ability to incur additional indebtedness, such terms do not and will not prohibit us from incurring substantial amounts of additional indebtedness for specific purposes or under certain circumstances. Any additional indebtedness incurred by us could increase the risks associated with our substantial indebtedness.

If we continue to experience losses in the future, we may not be able to generate sufficient cash flow to meet our obligations or pay dividends on our common stock.

We have incurred losses for the last several fiscal years, and we may continue to incur losses in the future. For example, we incurred net losses of $4.0 million, $16.5 million and $40.7 million for the nine months ended September 30, 2004 and for the fiscal years ended December 31, 2003 and 2002, respectively. We may not achieve profitability in the future or be able to generate cash flow sufficient to meet our interest and principal payment obligations, pay dividends on our common stock and fund our other capital needs such as working capital for future growth and capital expenditures.

We are subject to restrictive debt covenants and other requirements related to our new credit facilities that may limit our business flexibility by imposing operating and financial restrictions on our business.

Covenants in our new credit facilities will impose significant operating and financial restrictions on us. These restrictions will include, among other things, a limitation on:

•	indebtedness and guarantees;

•	liens and negative pledges;

•	investments;

•	certain restricted payments;

•	mergers, acquisitions and asset sales;

•	transactions with affiliates;

•	changes in business conducted; and

•	prepayment of or repurchase of subordinated indebtedness.

These restrictions could limit our ability to obtain future financing, make acquisitions, fund capital expenditures, withstand downturns in our business or take advantage of business opportunities. Furthermore, the new credit facilities will also require us to maintain specified total leverage and fixed charge coverage ratios, and will require us to make annual mandatory prepayments with 50% of our excess cash flow as well as under other circumstances. Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

A breach of any of these covenants, ratios or tests could result in a default under the new credit facilities. Upon the occurrence of an event of default under the new credit facilities, the lenders could elect to declare all amounts outstanding under the new credit facilities to be immediately due and payable. If the lenders accelerate the payment of the indebtedness under the new credit facilities, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness.

If we are not able to refinance our new credit facilities at maturity on favorable terms or at all, our ability to pay dividends will be impaired and we will be in default under the new credit facilities.

Our new credit facilities will mature in full in 2012. We may not be able to renew or refinance the new credit facility, or any renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our new credit facilities, our failure to repay all amounts due on the maturity date would cause a default under the new credit facilities. In addition, our interest expense may increase significantly if we refinance our new credit facilities on terms that are less favorable to us than the terms of our new credit facilities. Either of these events would impair our ability to pay dividends.

We will require a significant amount of cash, which may not be available to us, to service our debt, including our new credit facilities, fund our liquidity needs and pay dividends on our common stock.

Our ability to make payments on, or to refinance or repay our debt, to fund planned capital expenditures and expand our business will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to pay our debt service obligations or fund our other liquidity and capital needs as a result of any of these factors. We estimate that we will need approximately $40.0 million to meet our debt service obligations and planned capital expenditure needs in 2005. If we do not generate enough cash flow for such purposes, we will not be able to pay dividends on our common stock. If we are unable to generate sufficient cash to service our debt requirements, we will be required to refinance our existing indebtedness. We may not be able to refinance any of our debt, including our new credit facilities, under such circumstances on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including:

•	sales of certain assets to meet our debt service requirements;

•	sales of equity; and

•	negotiations with our lenders to restructure the applicable debt.

Our new credit facilities could restrict our ability to do some of these things. If we are forced to pursue any of the above options under distressed conditions, our business and/or the value of our common stock could be adversely affected.

Before this offering, there has been no public market for our common stock. This may cause volatility in the trading price of the common stock, which could negatively affect the value of your investment.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market price for our common stock in the future. It is possible that an active trading market for our common stock will not develop or be sustained after the offering. Even if a trading market develops, the market price of our common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in our operating results, sales of our common stock by principal stockholders, developments in the telecommunications industry, the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts, competitive factors, regulatory developments, economic and other external factors, general market conditions and market conditions affecting the stock of telecommunications companies in particular. In addition, if we do not pay dividends, either in accordance with our dividend policy or at all, your shares of common stock could become less liquid and the market price of our common stock could decline. Telecommunications companies have in the past experienced extreme volatility in the trading prices and volumes of their securities, which has often been unrelated to operating performance. Any such market volatility may have a significant adverse effect on the market price of our common stock.

Future sales, or the possibility of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future sales, or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock, and could impair our ability to raise capital through future sales of equity securities.

Upon consummation of this offering, there will be              shares of common stock outstanding, and we will have reserved              shares of common stock for issuance under our Omnibus Stock Plan. The shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. The remaining              shares of common stock outstanding, including the shares owned by our existing equity investors, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144.

We, our executive officers and directors and our existing equity investors have agreed to a “lock-up,” meaning that, subject to specified exceptions, neither we nor they will sell any shares without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Following this offering,          shares of common stock held by those persons will be subject to the lock-up. Following the expiration of this 180-day lock-up period, all of the shares of Madison River Communications’ common stock owned by these persons will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. Finally, our existing equity investors and some members of management, who collectively will hold          shares of common stock immediately following the consummation of this offering, have registration rights with respect to the common stock that they will retain, or may acquire upon the exercise of options, following this offering.

We may issue shares of Madison River Communications’ common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of Madison River Communications’ common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

As a new investor, you will experience immediate and substantial dilution.

Investors purchasing common stock in the offering will experience immediate and substantial dilution in the net tangible book value of their shares. At an initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, dilution to new investors is $             per share. If we seek additional capital in the future, the issuance of shares of common stock or securities convertible into shares of common stock in order to obtain such capital may lead to further dilution of your equity investment.

Retained ownership by our existing equity investors will limit the influence of our public stockholders over significant corporate actions and may prevent you from receiving a premium in the event of a change of control.

Upon the completion of the reorganization transactions and the consummation of this offering, our existing equity investors will hold approximately          % of the outstanding shares of Madison River Communications’ common stock (or          % if the underwriters’ over-allotment option is exercised in full). As a result, after this offering, our existing equity investors will collectively have the power to exercise substantial influence over all matters submitted to stockholders for approval, including the election of directors, amendments to our certificate of incorporation and any transaction that requires the approval of stockholders. So long as the existing equity investors continue to own a significant amount of the outstanding shares of Madison River Communications’ common stock, they will continue to be able to strongly influence our decisions. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, merger or tender offer, which would deprive you of an opportunity to receive a premium for your shares and may negatively affect the market price of the common stock. Moreover, our existing equity investors could effectively receive a premium for transferring ownership to third parties that would not inure to your benefit.

Conflicts of interests between our existing sponsors and us or you could have an adverse affect on our business and your investment.

Conflicts of interests between our existing sponsors and us or you could arise in the future, and these conflicts may not be resolved in our or your favor. For instance, our existing sponsors have and may, in the future, make significant investments in other telecommunications companies, some of which may be competitors. Some of our existing sponsors currently have and may in the future have investments in cable companies, competitive local exchange carriers, or CLECs, and other RLECs. None of our existing sponsors are obligated to advise us of any investment or business opportunities of which they are aware, and they are not contractually restricted or prohibited from competing with us. In addition, through their significant ownership interest in us, our existing sponsors may seek to influence us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to, or otherwise adversely affect, us or you.

Our organizational documents and Delaware law could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

A number of provisions in Madison River Communications’ certificate of incorporation and bylaws and certain provisions of Delaware law will make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. For example, Madison River Communications’ organizational documents provide that stockholders generally may not act by written consent and only stockholders representing at least 50% in voting power may request that Madison River Communications’ board of directors call a special meeting. Madison River Communications’ organizational documents also authorize the issuance of common stock and preferred stock without stockholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of Madison River Communications’ common stock will be subject to, and may be adversely affected by, the rights of holders of shares of preferred stock that may be issued in the future.

Risks Relating to Our Business and Industry

If we are not able to sustain our revenues, our earnings and cash flow from operations will decrease.

We may not be able to stabilize the recent decline in our voice access lines.    Beginning with the second quarter of 2002, we have seen the number of voice access lines we serve in certain of our established markets decline due to a number of factors affecting our RLEC markets, including but not limited to, competition and recession. We may not be able to maintain our current number of voice access lines or stabilize the decline in the number of such lines even if we were to expand the markets we serve.

Consumers may not continue to purchase our services.     In order to maintain our customer base and revenues from our services, we must continue to provide attractive service offerings and compete effectively with other service providers, including wireless service providers and cable companies on, among other things, price, quality and variety of services. Although bundled service offerings have successfully resulted in our customers using additional services in the past, we cannot ensure that we will be able to continue to provide additional services to our customers.

Prices may decline.    The prices that we can charge our customers for services, including voice communications, high-speed data and Internet access and egress services, could decline due to the following factors, among others:

•	lower prices offered by our competitors for similar services or bundled services that include voice, data, Internet access or other services we offer;

•	changes in the federal or state regulations that encourage competition have the impact of reducing the prices we may charge for our services;

•	efforts by long distance carriers and others to lower the fees paid to us for use of our network in offering their services;

•	reduction of the universal support fund, or USF, established by the Federal Communications Commission, or FCC, due to an increased number of participants accessing USF or changes in the regulation that determines the amounts we receive under, and contribute to, the USF;

•	the creation of excess capacity resulting from the installation by us and our competitors, some of whom are expanding capacity on their existing networks or developing new networks, of fiber and related equipment; and

•	technological advances that permit substantial increases in, or better usage of, the capacity of transmission media, such as voice-over-Internet protocol, or VOIP.

We operate in local regions and, as a result, are highly dependent on economic conditions in the local markets we serve.

We are sensitive to, and our success will be substantially affected by, local economic and other factors affecting the local communities that we serve. In recent months, we have seen declines in the number of voice access lines we serve in our established markets due to a number of factors. At September 30, 2004, our RLECs served 183,960 voice access lines, which is a decrease of 1,943 voice access lines from 185,903 voice access lines in service at December 31, 2003. The predominant share of voice access line losses have occurred in our Illinois operations, Gallatin River, due to a persistent weakness in the local economies that Gallatin River serves. We are uncertain at this time regarding the trend for voice access lines or other connections in this market in the near future. In addition, storm-related damages from Hurricane Ivan in September 2004 resulted in approximately 1,000 voice access lines being disconnected as of September 30, 2004 at our Alabama RLEC, Gulf Telephone Company. As of December 31, 2004, approximately          voice access lines were disconnected as a result of damages from the hurricane. Furthermore, in March 2004, military officials at Fort Stewart in Hinesville, Georgia, announced that the 3rd Infantry Division stationed there has received orders to prepare for a full deployment by February 2005. One of our RLECs, Coastal Utilities, Inc., serves the Hinesville area, including the military base. The full extent of the impact on our operations is difficult to predict and will vary depending on, among other factors, the duration of the troop deployment. Therefore, we are unable at this time to project the range of the impact of this deployment on Coastal Utilities, Inc. or on our operations as a whole. These factors, which are beyond our control, could adversely affect our business or results of operations.

Significant and growing competition may adversely affect our revenues and profitability.

The telecommunications industry is highly competitive. As characteristics of our markets change, regulatory barriers are removed and entry costs decrease, the likelihood of local competitors entering our RLEC markets may increase. Significant and potentially larger competitors could enter our markets at almost any time.

We face competition from wireless telecommunications providers, which may increase as wireless technology improves. We also face competition from other current and future market entrants, including cable television companies, CLECs, electric utilities, microwave carriers, Internet service providers and private networks built by large end users and municipalities. For example, we face competition for high-speed access to the Internet from cable TV companies in each of our RLEC markets, and we expect that competition will intensify. Many potential competitors for our services have, and some potential competitors are likely to enjoy, substantial competitive advantages, including name recognition and financial, technical, marketing and other resources that are greater than ours. Increased competition could lead to loss of revenues and profitability as a result of numerous factors, including continued declines in our voice access lines, price reductions, fewer sales, reduced operating margins and the loss of market share.

Rapidly changing communications technology and other factors may have a material adverse effect on our business and our cash flows.

The telecommunications industry is subject to rapid and significant changes in technology. The effect of these technological changes on our business is difficult to predict and plan for in advance. These changes could require us to incur significant capital expenditures to maintain or improve our competitive position. We may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into our systems in a cost effective manner, or at all. Further, new technologies and products may not be compatible with our existing technologies and systems. New technologies and products may reduce the prices for our services or be superior to, and render obsolete, the products and technologies we use. If we do not replace or upgrade our technology and equipment that becomes obsolete, we will not be able to compete effectively. Technological changes in the communications industry may have a material adverse effect on our business and may affect our ability to achieve sufficient cash flow to provide adequate working capital, to service our indebtedness or pay dividends on our common stock.

We rely primarily on Nortel Switching equipment for our telephone switching equipment, use fiber for connections between network node locations and use twisted copper pair cable to connect end users to our network. Network node locations include centralized switching points and digital transmission equipment located in the field.

Alternative technologies for our switching equipment include small computers known as “soft switches,” which perform central office switching functions and other forms of digital switching devices. Such devices are generally less expensive and have more flexible software capabilities. Such devices also may interact more easily with digital devices, compared to our legacy network which is primarily analog.

Alternative technologies for inter-nodal optic fiber include high capacity point-to-point microwave radio systems. Such systems require additional FCC licenses and are generally not competitive with the use of fiber due to lack of capacity and the ability to increase capacity with equipment upgrades

Alternative technologies for our twisted pair copper distribution cable include coaxial cable, wireless transmission, and optic fiber. These alternative technologies may be capable of higher transmission rates and of interacting with digital devices. For example, coaxial cable and fiber are all capable of transmissions in excess of 20 megabits per second.

In addition to technological advances, other factors could require us to further expand or adapt our network, including an increasing number of customers, demand for greater data transmission capacity, failure of our technology and equipment to support operating results anticipated in our business plan and changes in our customers’ service requirements. Expanding or adapting our network could require substantial additional financial, operational and managerial resources, any of which may not be available to us.

The transmission speed for services across our network are a significant factor in the demand for some of our services. While peak digital data transmission speeds across our network between a central office and the end user can exceed 3.0 megabits per second, the actual data transmission speed over our network may fluctuate due to various factors. Such factors include the diameter of the copper strands, the distance between the network nodes and the user location, and interference from high speed transmissions on adjoining copper pair. If our network is unable to provide services to our customers at speeds that are competitive, we may lose our customers to competitors, which would adversely affect our results of operations.

We are increasingly dependent on market acceptance of DSL-based services to support growth in our revenues.

We expect that an increasing amount of our revenues will come from providing DSL-based services. For the nine months ended September 30, 2004 and the year ended December 31, 2003, DSL-based services represented 8.9% and 6.6%, respectively, of our total revenues. The market for business and residential high-speed Internet access is in the early stages of development and is highly competitive. Because we offer and expect to expand our offering of services to a new and evolving market and because current and future competitors are likely to introduce competing services, it is difficult for us to predict the rate at which this market will grow. Various providers of high-speed digital communications services are testing products from a number of suppliers for various applications, and it is unclear if DSL will offer the same or more attractive price-performance characteristics. The markets for our DSL-based services could fail to develop, grow more slowly than anticipated or become saturated with competitors. This could have an adverse effect on our results of operations.

If we fail to efficiently manage our growth, our business could be adversely affected.

Currently, we operate our business and provide our services primarily as a RLEC. Our business plan is to expand our business by adding new customers for both our RLEC operations and, to a limited degree, our edge-out services. In addition, we are providing new services to our existing customers. Demand and market acceptance for any new products and services we introduce, whether in existing or new markets, are subject to a high level of uncertainty. Our inability to expand our services or to enter new markets effectively could have a material adverse effect on our business or results of operations, including our ability to service our indebtedness or pay dividends on our common stock.

Our business plan will, if successfully implemented, result in growth of our operations, which may place a significant strain on our management, financial and other resources. To achieve and sustain growth we must, among other things, monitor operations, meet competitive challenges, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand our internal management, technical, provisioning, information, billing, customer service and accounting systems. We cannot guarantee that we will successfully obtain, integrate and use the employee, management, operational and financial resources necessary to manage a developing and expanding business in an evolving, regulated and increasingly competitive industry.

If we do not find suitable businesses to acquire or if we are unsuccessful in integrating acquired businesses, our business could be adversely affected.

Our business plan focuses on growing our business in part through acquisitions. Any future acquisitions will depend on our ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance those acquisitions. We will also face competition for suitable acquisition candidates that may increase our costs and limit the number of suitable acquisition candidates available. In addition, future acquisitions by us could result in the incurrence of additional indebtedness and contingent liabilities, which could have a material adverse effect on our ability to generate cash flow, provide adequate working capital, service our indebtedness or pay dividends on our common stock. Any future acquisitions could also expose us to increased risks, including, among others:

•	the difficulty of integrating the acquired operations, personnel, network and other support systems;

•	the potential disruption of our ongoing business and diversion of resources and management time;

•	the inability to generate revenues from acquired businesses sufficient to offset acquisition costs;

•	the risks of entering markets in which we have little or no direct prior experience;

•	the risk that federal or state regulators may condition approval of a proposed acquisition on our acceptance of conditions that may adversely affect our overall financial results;

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards and controls, including internal accounting controls, procedures and policies;

•	expenses of any undisclosed or potential legal liabilities;

•	the impairment of relationships with employees, unions or customers as a result of changes in management; and

•	the impairment of supplier relationships.

As a result, we cannot guarantee that we will be able to consummate any acquisitions in the future or that any acquisitions, if completed, would be successfully integrated into our existing operations.

To date, we have grown in large part through the acquisition of local telephone companies and other operating assets. Our future operations depend largely upon our ability to manage our business successfully. If we are successful in making additional acquisitions, our management team will have to manage a more complex organization and a larger number of operations than we have previously operated. We may not be successful in integrating the various acquisitions. In addition, we may discover information in the course of the integration of these acquisitions that may have an adverse effect on our business or results of operations.

Our inability to execute our edge-out services strategy may adversely affect our cash flow and financial results.

In 2002, our edge-out operating results reflected a significant decrease in the utilization of cash. In 2003, our edge-out services generated positive cash flow from operations and for the year ended December 31, 2003, our edge-out operations had a net operating loss of approximately $12.0 million. Growth and profitability in our edge-out services line of business may require interconnection and resale terms and pricing which depend, in part, on federal and state regulatory decisions and court interpretations of legislation, all of which are outside of our control and subject to change in ways that are difficult to predict. As a result, we may not be able to grow or sustain our current positive cash flow from operations from this line of business or our business plan may not result in a viable, sustainable line of business capable of funding its own operations in future years in our edge-out markets as a whole. Our inability to execute our business plan for our edge-out services could have a material adverse effect on our financial position, results of operations or cash flows.

Network disruptions could adversely affect our operating results.

The success of our operations will require that our network provide competitive reliability and adequate capacity and security. Some of the risks to our network and infrastructure include:

•	physical damage;

•	power loss from, among other things, adverse weather conditions, which occurred during Hurricane Ivan;

•	capacity limitations;

•	software and hardware defects;

•	breaches of security, including sabotage, tampering, computer viruses and break-ins; and

•	other disruptions that are beyond our control.

Disruptions or system failures may cause interruptions in service or reduced capacity for customers. For example, storm-related damages from Hurricane Ivan in September 2004 resulted in approximately 1,000 voice access lines being disconnected as of September 30, 2004 at our Alabama RLEC, Gulf Telephone Company. As a result of the disconnections, we estimate that our revenues will decrease by approximately $0.3 million in the fourth quarter of 2004. We accrued approximately $1.7 million in operating expenses in the third quarter of 2004 for storm-related damages, and we estimate making approximately $2.5 million in capital expenditures in the fourth quarter of 2004 primarily to replace damaged and destroyed transmission and distribution facilities. If service is not restored in a timely manner, agreements with our customers may obligate us to provide credits or other remedies to them, and this would reduce our revenues. Service disruptions could also damage our reputation with customers, causing us to lose existing customers or have difficulty attracting new ones. Many of our customers’ communications needs are extremely time sensitive, and delays in signal delivery may cause significant losses to a customer using our network.

We may not be successful in obtaining and maintaining the necessary rights-of-way for our network.

We may need to obtain supplemental rights-of-way and other permits from railroads, utilities, state highway authorities, local governments and transit authorities to install conduit and related telecom equipment for any expansion of our network in our markets. We may not be successful in obtaining and maintaining these right-of-way agreements or obtaining these agreements on acceptable terms, whether in new markets or in our existing markets. Although as of September 30, 2004, we had acquired all material, necessary nonexclusive right-of-way agreements covering our current operations, some of these agreements may be short-term or revocable at will, and we cannot be certain that we will continue to have access to existing rights-of-way after they have expired or terminated. Although we believe that alternative supplemental rights-of-way will be available, if any of these agreements were terminated or could not be renewed, we may be forced to remove our fiber optic cable from under the streets or abandon our networks.

Our utility right-of-way agreements are subject to certain conditions and limitations on access and use and are subject to termination upon customary default provisions. In some cases, these agreements require our fiber network to be moved or removed in the event that the utility needs its right-of-way for public utility purposes or no longer owns its right-of-way. We may not be able to maintain all of our existing rights and permits or obtain and maintain the additional rights and permits needed to implement our business plan. In addition, we expect that our failure to maintain the necessary rights-of-way, franchises, easements, licenses and permits may result in an event of default under our new credit facilities.

Our relationships with other companies in the telecommunications industry are material to our operations and their financial difficulties may adversely affect our business.

We generate a significant portion of our local service revenues from originating and terminating phone calls for interexchange carriers. We originate and terminate long distance phone calls for other interexchange carriers over our networks and for that service we receive revenues from the interexchange carriers, some of which are our largest customers in terms of revenues. As of September 30, 2004, revenues from such interexchange carriers comprised 19% of our total revenues. Some of these interexchange carriers have declared bankruptcy in recent years or are experiencing substantial financial difficulties, which negatively impacted our financial results and cash flows. Additional bankruptcies or disruptions in the businesses for these interexchange carriers and others could further adversely effect our financial results and cash flows. In addition, we are aware that certain interexchange carriers are or are seeking to bypass or avoid access charges by originating traffic on and routing traffic through unregulated Internet facilities.

We also depend on many telecommunications vendors and suppliers to conduct our business. We use many vendors and suppliers that derive significant amounts of business from customers in the telecommunications business. Associated with the difficulties facing many companies in the telecommunications industry, some of these third party vendors and suppliers have experienced substantial financial difficulties in recent years, in some cases leading to bankruptcies and liquidations. Any disruptions that these third party companies experience as a result of their financial difficulties that impact the delivery of products or services that we purchase from them could have an adverse affect on our business.

We may be obligated to pay underutilization penalties if we fail to meet volume commitments under resale agreements with long distance carriers.

We rely on other carriers to provide transmission and termination services for all of our long distance traffic. Our primary underlying carrier currently is Global Crossing. We must enter into resale agreements with long distance carriers to provide us with transmission services. These agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling patterns and traffic levels of our future customers. In the event we fail to meet our minimum volume commitments, we may be obligated to pay underutilization charges and in the event we underestimate our need for transmission capacity, we may be required to obtain capacity through more expensive means. The incurrence of any underutilization charges, rate increases or termination charges could have an adverse effect on our results of operations.

We may not be able to compete effectively with the Regional Bell Operating Companies, or RBOCs, in the provision of long distance services.

RBOCs have received authorization to provide certain types of long distance telephone service in each of the states in which we operate. RBOCs have succeeded in capturing substantial market shares in long distance services in several states where they are authorized to provide such services, including New York and Texas. By obtaining such authorizations, a major incentive that the RBOCs have to cooperate with businesses such as our edge-out operations to foster competition within their service areas has been removed. When RBOCs offer both long distance and local exchange services, they reduce a competitive advantage which businesses like our edge-out operations currently have in those regions.

Failure to attract and retain qualified management and other personnel could adversely affect our business.

Our business is dependent upon a small number of key executive officers. We have entered into employment, confidentiality and noncompetition agreements with Messrs. J. Stephen Vanderwoude, Paul H. Sunu, Kenneth Amburn, Michael T. Skrivan and Bruce J. Becker providing for employment of each executive for specified periods of time ranging up to three years. The agreements are subject to termination by either party (with or without cause) at any time subject to applicable notice provisions. Additionally, the agreements prohibit the executives from competing with us for a maximum period of up to 15 months following termination for cause or voluntary termination of employment. We have not entered into employment agreements with any other key executives.

We may not be able to attract or retain other skilled management personnel in the future. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on our business or results of operations.

Our inability to raise more capital to fund our obligations could have a material adverse effect on our business.

We may need to raise more capital in the future to:

•	provide adequate working capital to fund our working capital deficit, continuing operations, capital expenditures and acquisitions;

•	provide resources to service or refinance our existing and future indebtedness; and

•	provide liquidity to fund any unexpected expenses or obligations.

Based on our business plan and anticipated future capital requirements, we believe that the available borrowings under our new credit facilities, cash and investments on hand and our cash flow from operations will be adequate to meet our foreseeable operational liquidity needs for at least the next 12 months. However, we may need additional capital sooner than planned. While possible sources of additional capital include commercial bank borrowings, sales of assets, vendor financing or the sale or issuance of equity and debt securities to one or more investors, our ability to arrange additional capital and the terms and cost of that financing will depend upon many factors, some of which are beyond our control. We may be unable to raise additional capital, and such failure to do so could have a material adverse effect on our business.

Risks Related to Our Regulatory Environment

We are subject to extensive government regulation that could change in a manner adverse to us.

We are subject to varying degrees of federal, state and local regulation. A majority of our revenues come from the provision of services regulated by the FCC and various state regulatory bodies. Many aspects of our services and operations are subject to federal and state regulation, including the introduction and pricing of new services, compliance with demands from law enforcement and national security agencies, privacy of customers’ information and our use of radio frequencies. The impact of future developments or changes to the regulatory environment or the impact such developments or changes would have on our operations are unpredictable. Any such changes could materially increase our compliance costs, require redesign of rate structures or prevent us from implementing our business plan. Regulation of the telecommunications industry is changing rapidly, which affects our business opportunities, competitive position and other aspects of our business. The regulatory environment varies substantially from state to state. In the states in which we provide services, we are generally required to obtain and maintain certificates of authority from regulatory bodies and file tariffs where we offer intrastate services.

As the incumbent local exchange carrier, or ILEC, in our service areas, we are subject to regulation that is not applicable to our competitors.

Existing federal and state rules impose obligations and limitations on us as the ILEC in some of our markets that are not imposed on our competitors. Federal obligations to share facilities, justify tariffs, maintain certain types of accounts and file certain types of reports are all examples of disparate regulation. While our edge-out and long distance businesses are also subject to government regulation, our RLECs, in particular, are highly regulated at both the federal and state levels.

Regulatory decisions relating to unbundling, interconnection with competitors and pricing of network services may have an adverse effect on us.

The Telecom Act requires ILECs to enter into agreements to interconnect with, sell unbundled network elements to and sell services for resale to CLECs. Our ability to compete in the local exchange market as a CLEC may be adversely affected by the ILEC’s pricing of such offerings and related terms, such as the availability of operation support systems and local number portability, and would be adversely affected if such requirements of the Telecom Act were repealed. Furthermore, the FCC’s recent Triennial Review Order and subsequent related decisions reduce certain of the ILEC’s obligations, and may result in the elimination of additional obligations, to provide CLECs like ours with access to their network elements. This may increase the costs of providing services to our edge-out customers, require us to make extensive investments in new network equipment to serve edge-out customers or delay or otherwise limit or affect our ability to expand our edge-out operations. The general uncertainty regarding proposed changes to the unbundling rules results in additional instability for our operations, which may possibly lead to further reductions in revenues.

In addition, depending on the implementation of the Telecom Act, our RLECs may be forced to interconnect with, and sell such services and elements to, competitors at prices that do not fully recover our costs of providing such services. If we continue to be unable to charge rates that fairly compensate us for providing unbundled network services, our operating results could be adversely affected. In addition, it is possible that in each state in which we have ILEC operations, interexchange carriers that pay our ILECs intrastate access charges may initiate proceedings to reduce our intrastate access charge rates. The outcome of any such proceedings could further adversely affect our financial results.

The rates we charge our local telephone customers are based, in part, on a rate of return authorized by regulators. These authorized rates, as well as allowable investment and expenses, are subject to review and change by those regulators at any time. To the extent that any business is over-earning, the state regulators may issue an order requiring us to reduce our rates. While we have not been required to reduce our rates in the past, if regulators order us to reduce our rates, our competitive position and our results of operations will be adversely affected.

FCC regulations also affect rates that are charged to our customers. The FCC approves tariffs for interstate access and subscriber line charges, both of which contribute to our revenue. If the FCC lowers interstate access charges, we may be required to recover more revenue through subscriber line charges or forego this revenue altogether. This could reduce our revenue and impair our competitive position.

Judicial review and FCC decisions pursuant to the Telecom Act may adversely affect our business.

With the passage of the Telecom Act, the regulation of our services has been subject to numerous administrative proceedings at the federal and state level, litigation in federal and state courts and legislation in federal and state legislatures. The outcome of the various proceedings, litigation and legislation and the extent to which they may adversely affect our business or results of operations is difficult to predict and plan for in advance. Any unfavorable outcomes may affect our financial position, results of operations or cash flows, including our ability to service our indebtedness or pay dividends on our common stock.

Changes to existing laws and regulations to which we are subject, and the introduction of new technologies, including VOIP, may result in loss or reduction of revenues from network access charges.

Access charges, which are intended to compensate us for providing other carriers with originating, terminating or transport services for their calls on our local network, accounted for 29% of our revenues for the first nine months of 2004. Access charges are collected as fees charged to providers of long distance services, fees charged to business and residential customers, and fees charged to wireless providers and other local exchange carriers for originating and terminating their interexchange calls.

Large long distance providers have advocated in the past, and continue to advocate, that access charges they are required to pay should be reduced and the revenues replaced, perhaps only in part, by raising the fees charged to business and residential customers or by receipts from a universal service fund. Large long distance providers have also argued and continue to argue that access charges do not apply to specific types of traffic. The combined or individual results of these long distance carrier efforts could be to reduce the amount of access charge revenue we receive. Access charge reform is a key element of the universal service issues under review by state and federal regulators and legislators. Any action taken on any of these issues may have an adverse effect on revenues and costs of our ILEC and CLEC operations.

The emerging technology known as VOIP can be used to carry user-to-user voice communications over dial-up or broadband service. The FCC has ruled that some VOIP arrangements are not regulated as telecommunications services, but that a conventional telephone service that uses Internet protocol in its backbone is a telecommunications service. The FCC has initiated a proceeding to review the regulatory status of VOIP services and the possible application of various regulatory requirements to VOIP providers, including the payment of access charges. Providers of VOIP-based services that are classified as enhanced services are not required to pay access charges at the present time. Expanded use of VOIP technology instead of traditional wireline communications could reduce the access revenues received by local exchange carriers like us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements, other than statements of historical fact, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek” or “believe,” or by discussion of strategy that involves risks and uncertainties. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

•	our dividend policy and expectations regarding dividend payments;

•	our ability to service our significant amount of indebtedness;

•	our ability to sustain our revenues;

•	our ability to achieve profitability;

•	our ability to raise additional capital on acceptable terms and on a timely basis;

•	our dependence on economic conditions in the local markets we serve;

•	significant and growing competition in the telecommunications industry;

•	the advent of new technology that may force us to expand or adapt our network in the future;

•	our dependence on market acceptance of DSL-based services;

•	our regulatory environment;

•	the success of efforts to expand our service offerings and grow our business;

•	our ability to execute our acquisition strategy, including successfully integrating acquired businesses;

•	our ability to implement our business plan for our edge-out services successfully;

•	network disruptions;

•	our ability to obtain and maintain the necessary rights-of-way for our networks;

•	the financial difficulties of other companies in the telecommunications industry with which we have material relationships;

•	our ability to comply with the commitments and utilization targets in our long distance resale agreements;

•	our ability to compete effectively with RBOCs; and

•	our dependence on our key personnel.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed under “Risk Factors” and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the statements in those sections.

THE TRANSACTIONS

As used in this prospectus, the “transactions” collectively refer to the following transactions:

•	the reorganization transactions;

•	Madison River Communications’ offering of common stock pursuant to this prospectus;

•	the entering into, and the borrowings under, our new credit facilities to finance the transactions;

•	the repayment and refinancing of certain of our existing debt;

•	the redemption of the minority interest in Coastal Communications, Inc. held by the Coastal shareholders; and

•	the payment of related bonuses, premiums, fees and expenses.

Each of the transactions is described more fully below and under “Use of Proceeds” and “Description of New Credit Facilities.”

The Reorganization Transactions

In order to facilitate this offering, we will consummate the reorganization transactions described herein. The reorganization transactions will not affect our operations, which we will continue to conduct through our operating subsidiaries. As part of the reorganization transactions, the direct and indirect holders of membership units in Madison River Telephone will receive shares of common stock in Madison River Communications in direct or indirect exchange for their outstanding membership units in Madison River Telephone.

We expect that a note payable in a principal amount of $392,610 held by Madison Dearborn Capital Partners, L.P., one of our existing sponsors, will be converted into 392,610 Class A units in Madison River Telephone, which will be exchanged for common stock of Madison River Communications pursuant to the reorganization transactions. Except for affiliates of Madison Dearborn Capital Partners, L.P., who will receive shares of common stock upon conversion of the note payable held by them, none of our existing sponsors will increase their percentage ownership in Madison River Communications in connection with the reorganization transactions.

As part of the reorganization transactions, certain direct or indirect holders of Class A, B and D units in Madison River Telephone will exchange their units or entities holding their units for             ,              and                  shares of Madison River Communications common stock, respectively. The holders of Class C units in Madison River Telephone will not be entitled to receive shares in the exchange, and all units will be cancelled as part of the reorganization transactions. A portion of the Class D units in Madison River Telephone are held by certain of our existing management investors and are subject to vesting pursuant to an incentive grant agreement. The remaining Class D units are held by Madison River Telephone and, at the discretion of its board, may be used to fund its long-term incentive plan. As part of the reorganization transactions, those existing management investors will exchange their Class D member units for               shares of Madison River Communications common stock, 62.5% of which will be vested. The remaining shares will vest ratably over the next three years. See note (a) to Madison River Communications’ unaudited pro forma condensed consolidated financial statements included in the back of this prospectus. The number of shares to be issued in the reorganization transactions was determined by negotiations among the outstanding holders of Madison River Telephone member units in consultation with our financial advisors.

Following the consummation of the transactions, affiliates of each of Madison Dearborn Partners, Goldman, Sachs & Co. and Providence Equity Partners will own approximately         %,         % and         %, respectively, of Madison River Communications’ outstanding shares of common stock (or         %,         % and         %, respectively, if the underwriters’ over-allotment option is exercised in full). Following the consummation of the transactions, the Coastal shareholders will own approximately         % of Madison River Communications’ outstanding shares of common stock (or         % if the underwriters’ over-allotment option is exercised in full), our existing management investors will own approximately         % of Madison River Communications’

outstanding shares of common stock (or         % if the underwriters’ over-allotment option is exercised in full) and Madison River Telephone will hold         % of Madison River Communications’ outstanding shares of common stock (or         % if the underwriters’ over-allotment option is exercised in full) to fund its obligations under its long-term incentive plan. See “Post-Transactions Ownership and Corporate Structure.” Prior to the consummation of this offering, we will enter into a stockholders’ agreement with the existing sponsors pursuant to which each existing sponsor will have the right to designate two individuals who will be among the slate of nominees for election to the board of directors of Madison River Communications, so long as such existing sponsor owns at least 12.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis and one individual, so long as such existing sponsor owns at least 7.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis. As a result, we anticipate that affiliates of each of Madison Dearborn Partners and Goldman, Sachs & Co. will have the right to designate one nominee to Madison River Communications’ board at closing.

The Financings

This Offering.    The proceeds from this offering of common stock by Madison River Communications, together with the proceeds from borrowings under the new credit facilities and cash on hand, will be used to finance the debt repayment and refinancing and minority interest redemption described below and the bonuses, premiums, fees and expenses relating to the transactions. This offering is conditioned on the closing of the new credit facilities.

New Credit Facilities.    Concurrently with the closing of this offering, Madison River Capital, LLC, one of our subsidiaries, will enter into new senior secured credit facilities referred to as the “new credit facilities” with a syndicate of lenders to be led by Merrill Lynch & Co., Goldman, Sachs & Co. and Lehman Brothers Inc. and/or one or more of their affiliates. The new credit facilities will consist of seven-year term loan facilities providing for senior secured term loans in an aggregate principal amount of $455.6 million and a seven-year revolving credit facility providing for up to $75.0 million in revolving loans. Borrowings under the new credit facilities will bear interest at either a base rate or LIBOR plus an applicable margin. Madison River Communications, Madison River Telephone and certain of Madison River Capital, LLC’s domestic subsidiaries will guarantee Madison River Capital, LLC’s obligations under the new credit facilities. The new credit facilities will be secured by liens on, and security interests in, certain capital stock and equity interests in our subsidiaries and the tangible and intangible assets and properties of Madison River Capital, LLC and the guarantors of the new credit facilities. See “Description of New Credit Facilities” for a more detailed description of the new credit facilities.

Debt Repayment and Refinancing

Existing Notes.    Madison River Capital, LLC has outstanding $198.0 million in publicly traded 13.25% senior notes due March 2010, referred to herein as the “existing notes.” The existing notes are callable beginning March 1, 2005 at a redemption price of 106.625% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon. At the closing of this offering, we will satisfy and discharge the obligations of Madison River Capital, LLC under the existing notes, including the accrued and unpaid interest and redemption premiums thereon, out of the proceeds of this offering and borrowings under the new credit facilities and cash on hand. Following the closing of this offering, we will redeem the existing notes in full in accordance with the provisions of the indenture governing the existing notes.

Existing Credit Facilities.    Madison River LTD Funding Corp., or MRLTDF, one of our indirect wholly-owned subsidiaries, is the borrower under existing loan agreements with the Rural Telephone Finance Cooperative, or the RTFC, referred to herein as the “existing credit facilities.” As of                             , 2005, MRLTDF had approximately $         million in term loans outstanding with the RTFC. Of this amount, $             million in term loans bear fixed interest rates that range between         % and         %, with a weighted average rate approximating         %. The fixed interest rates expire at various times. The remaining $         million term loan has a variable interest rate of         % at                             . In total, as of                                 , our weighted average interest rate on all RTFC term debt was         %. Our term loan agreement with the RTFC matures in November 2016. In addition to the term loans, we also have two secured revolving lines of credit with the RTFC. We currently have no borrowings under the revolving lines of credit.

At the closing of this offering, we will repay the obligations of MRLTDF under the existing credit facilities, including accrued and unpaid interest and prepayment premiums, out of the proceeds of this offering and the new credit facilities and cash on hand.

Coastal Facility.    Madison River Telephone is party to a credit agreement with Merrill Lynch Capital Corporation, an affiliate of one of the underwriters participating in this offering, as administrative agent and sole lender, referred to herein as the “Coastal facility.” The Coastal facility is in a principal amount of $20.8 million, matures on May 22, 2010 and accrues interest at 8.4257% per annum through June 30, 2005, increasing retroactively to 13% per annum if not repaid by such time. Madison River Telephone has the option of paying accrued interest under the Coastal facility in cash or having it capitalized and added to the principal amount of the loans outstanding under the facility. As of                 , 2005, the accrued and unpaid interest on the Coastal facility was $            . We will repay the outstanding borrowings plus accrued and unpaid interest under the Coastal facility out of the proceeds of this offering and the new credit facilities and cash on hand.

Redemption of Minority Interest in Coastal Communications, Inc.

As part of the consideration paid in the acquisition of Coastal Utilities, Inc., we issued to the Coastal shareholders shares of Series A stock of Coastal Communications, Inc. As of February 1, 2005, 90 shares of Series A stock remained outstanding. Under the terms of an amended shareholders’ agreement with the Coastal shareholders, we may at any time require the Coastal shareholders to sell their shares of Series A stock to us for a purchase price of $33,333.33 per share or $3.0 million in the aggregate. At the closing of this offering, we will repurchase all of the shares of Series A stock held by the Coastal shareholders out of the proceeds of this offering and the new credit facilities and cash on hand.

USE OF PROCEEDS

We expect to receive $             million of gross proceeds from this offering, based on an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus. If the underwriters’ over-allotment option is exercised in full, our gross proceeds from the offering will be approximately $             million. We will not receive any proceeds from the sale of shares by the selling stockholders, some of which are affiliates of Goldman, Sachs & Co., one of the underwriters participating in this offering.

The table below sets forth our estimate of the sources and uses of funds for the transactions. See “The Transactions.”

	Amount
	($ in millions)
Sources
Cash on hand	$
Gross proceeds from common stock offered by Madison River Communications in this offering(1)
New credit facilities:
Revolving credit facilities(2)		—
Term loan facilities		455.6

Total sources of funds	$

Uses
Repayment of existing notes		$198.0
Redemption premium on existing notes		13.1
Repayment of existing credit facilities(3)
Prepayment premium on existing credit facilities
Repayment of Coastal facility(4)		20.8
Payment of accrued and unpaid interest on existing notes, existing credit facilities and Coastal facility
Purchase of subordinated capital certificates from RTFC(5)
Redemption of minority interest in Coastal Communications, Inc.		3.0

Estimated bonuses, fees and expenses related to the transactions

Total uses of funds	$

(1)	Assumes an initial public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus. If the underwriters’ over-allotment option is exercised in full, the gross proceeds from the shares of common stock offered by Madison River Communications in this offering will be $ .
(2)	$75.0 million will be available under the revolving credit facilities portion of the new credit facilities.
(3)	Amount is net of $ million of subordinated capital certificates previously issued to MRLTDF by the RTFC which will be redeemed upon repayment of the existing credit facilities.
(4)	The Coastal facility was provided by an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters participating in this offering.
(5)	Reflects the subordinated capital certificates to be purchased by us in connection with our borrowings under the term loan C and D facilities of our new credit facilities.

The interest rate, maturity and certain other terms of the existing notes, the existing credit facilities and the Coastal facility are described under “The Transactions.”

DIVIDEND POLICY AND RESTRICTIONS

General

Upon completion of this offering, our board of directors will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders, rather than retaining such cash for other purposes, including to finance growth opportunities. This policy reflects our judgment that our stockholders would be better served if we distributed to them a substantial portion of the cash generated by our business instead of retaining it in our business.

We believe that our dividend policy will significantly limit, but not preclude, our ability to pursue growth out of cash generated by operations. If we pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current anticipated capital expenditure requirements. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see “—Assumptions and Considerations” below.

In accordance with our dividend policy, we currently intend to pay an initial dividend of $             per share on or about                     , 2005 and to continue to pay quarterly dividends at an annual rate of $             per share for the first full year following the closing of this offering.

In determining our initial dividend level, we reviewed and analyzed numerous factors, including the following, which we considered material in making such determination:

•	our operating and financial results in recent years, including in particular the fact that our Adjusted EBITDA (as defined below) was $63.6 million in 2001; $88.6 million in 2002; $103.3 million in 2003; and $102.7 million for the twelve months ended September 30, 2004;

•	the effect on our net income (loss) and Adjusted EBITDA of the reduction in our receipt of patronage capital dividends from the RTFC that will occur as a result of repaying our existing credit facilities;

•	our anticipated capital expenditure requirements;

•	our expected other cash needs, primarily related to working capital requirements;

•	the terms of our debt instruments, including our new credit facilities;

•	applicable provisions of Delaware law; and

•	other potential sources of liquidity, including working capital and the possibility of asset sales.

However, as described more fully below, you may not receive any dividends, as a result of the following factors:

•	we may not have enough cash to pay dividends due to changes in our operating income, working capital requirements and anticipated cash needs;

•	nothing requires us to pay dividends;

•	while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board could modify or revoke this policy at any time;

•	even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

•	the amount of dividends that we may distribute is limited by negative covenants in our new credit facilities and, potentially, the terms of any future indebtedness that we may incur;

•	the amount of dividends that we may distribute is subject to restrictions under Delaware law; and

•	our stockholders have no contractual or other legal right to dividends.

We have no history of paying dividends out of our cash flow. Dividends on our common stock are not cumulative.

Minimum Adjusted EBITDA

We do not as a matter of course make public projections as to future revenues, operating income or other results. However, our management has prepared the estimated financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum Adjusted EBITDA. The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects our best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the estimated financial information.

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties, including those described under “Risk Factors.” Accordingly, there can be no assurance that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

We believe that, in order to fund dividends on our common stock for the year following this offering at the level described above solely from cash generated by our business, our Adjusted EBITDA for the year following the offering would need to be at least $             million. As described under “Assumptions and Considerations” below, we believe that our minimum Adjusted EBITDA for the year following the closing of this offering will be at least $             million. See “Summary—Summary Historical and Pro Forma Financial and Operating Data” and “Description of New Credit Facilities” for a detailed definition of Adjusted EBITDA.

We have also determined that if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the expected fixed charge coverage and total leverage ratio covenants in our new credit facilities. We will not be able to borrow under our new credit facilities to fund dividend payments.

The following table sets forth our calculation illustrating that $             million of Adjusted EBITDA would be sufficient to fund dividends at the above level for the first full year following the closing of the transactions and would satisfy the expected fixed charge coverage and total leverage ratio covenants in our new credit facilities. We expect that Adjusted EBITDA of $             million for the first full year following the closing of the offering would permit us to pay dividends at our anticipated level under all relevant negative covenants and restrictions that will be contained in the new credit facilities.

Amount
($ in thousands)
Estimated Cash Available to Pay Dividends on Common Stock Based On Minimum Adjusted EBITDA
Minimum Adjusted EBITDA(1)	$
Less:
Estimated cash capital expenditures(2)
Estimated cash interest expense on new credit facilities(3)
Estimated cash income taxes(4)

Estimated cash available to pay dividends on outstanding common stock(5)	$
Estimated total leverage ratio derived from the above(6)
Estimated fixed charge coverage ratio derived from the above(7)

The following table illustrates, for our fiscal year ended December 31, 2003 and for the twelve months ended September 30, 2004, the amount of cash that would have been available for distribution to our common stockholders, assuming, in each case, that the transactions had been consummated at the beginning of such period, subject to the assumptions described in the table.

	Year Ended December 31, 2003		Twelve Months Ended September 30, 2004(8)
	($ in thousands)
Pro Forma Cash Available to Pay Dividends
Net cash provided by (used in) operating activities		$43,665		$40,704
Adjustments:
Depreciation and amortization		(52,054)		(45,685)
Deferred long-term compensation		(5,429)		(4,166)
Deferred income taxes		4,117		5,368
Losses on investments carried on the equity method		(193)		(168)
Realized losses on marketable equity securities		(343)		—
Other non-cash items		657		456
Changes in operating assets and liabilities		(6,885)		(3,870)

Consolidated net income (loss)		(16,465)		(7,361)
plus:
Consolidated interest expense		64,441		62,697
Provision for income taxes		(1,846)		(1,753)
Depreciation and amortization		52,054		45,685
Non-cash stock-based compensation expense—long-term incentive plan		5,429		4,167
Non-cash stock-based compensation expense—other		36		36
Other non-cash items:
Share of losses in unconsolidated company accounted for using the equity method		193		168
Realized losses on marketable equity securities		343		—
minus:
Non-cash income—non-cash portion of RTFC patronage capital allocation		(899)		(924)

Adjusted EBITDA		$103,286		$102,715
Estimated cash interest expense on new credit facilities(9)		(26,700)		(26,700)
Capital expenditures(10)		(12,223)		(17,535)
Estimated additional public company costs(11)		(1,000)		(1,000)
Cash income taxes		(6,814)		(10,380)

Cash that would have been available to pay dividends		$56,549		$47,100

Cash required to pay dividends on common stock in accordance with our dividend policy(5)	$		$

(1)	In comparing our estimated minimum Adjusted EBITDA to our historical Adjusted EBITDA, our historical Adjusted EBITDA does not include approximately $1.0 million in incremental ongoing expenses associated with being an issuer of public equity, including estimated incremental audit fees, director and officer liability insurance premiums, expenses relating to stockholders’ meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, directors’ fees, additional legal fees, listing fees and miscellaneous fees.
(2)	The majority of our capital expenditures relate to our telecommunications network. For the twelve months ended September 30, 2004, our capital expenditures were approximately $17.5 million. We expect capital expenditures to be approximately $15.5 million in 2004, which includes $2.5 million related to Hurricane Ivan, and approximately $13.4 million in 2005. We do not expect that capital expenditures will vary significantly on an annual basis after 2005.

We will continue to make capital expenditures for the maintenance and growth of our telephone plant and network infrastructure and the maintenance, upgrade and integration of operating support systems and other automated back office systems.

For a more detailed discussion of our capital expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Post-Transactions Liquidity, Capital Resources and Long-term Debt.”

(3)	Assumes interest at a weighted average rate of % on $455.6 million of outstanding borrowings under our new term loan facilities and a ..50% commitment fee on an average unused balance of $75.0 million under the new revolving credit facilities. In addition, our new credit facilities will require us to enter into an interest rate swap agreement which will fix the interest rates on 50% of the loans outstanding under our new term loan facilities for three years after the closing of the new credit facilities.
(4)	Assuming our pro forma capital structure after giving effect to the transactions, we expect cash taxes during the first full year following the closing of this offering to be approximately $ million.
(5)	The table below sets forth the assumed number of outstanding shares of common stock upon the closing of this offering and the other transactions and the estimated per share and aggregate dividend amounts payable on such shares during the year following the closing of this offering.

Dividends
	Number of Shares	Per Share	Aggregate
Estimated dividends on our outstanding common stock

(6)	Our new credit facilities will provide that under the restricted payments covenant, we may only pay dividends if our total leverage ratio as of the end of the most recently ended four fiscal quarter period is equal to or less than 5.10 to 1.00. In addition, it is an event of default under the new credit facilities if our total leverage ratio exceeds 5.50 to 1.00. We may not pay dividends under the new credit facilities if an event of default has occurred and is continuing. The total leverage ratio will be defined under our new credit facilities as our total net debt (defined as total debt minus cash) divided by Adjusted EBITDA.
(7)	It will be an event of default under the new credit facilities if our fixed charge coverage ratio for the four-quarter period ended on the last day of any fiscal quarter is less than 2.25 to 1.00 through the end of the third quarter of 2007 and thereafter less than 2.00 to 1.00. We may not pay dividends under the new credit facilities if an event of default has occurred and is continuing. The fixed charge coverage ratio under our new credit facilities will be defined as Adjusted EBITDA divided by the sum of our Consolidated Cash Interest Expense (as defined under “Description of New Credit Facilities”) and cash taxes (other than cash taxes in respect of the Coastal and Gulf Tax Disputes (as defined under “Description of New Credit Facilities”)).
(8)	Does not give effect to the reduction in patronage capital dividends to be received from the RTFC as a result of the repayment of our existing credit facilities. The estimated reduction of patronage dividends is $ million, of which $ million is the estimated non-cash portion and $ million is the estimated cash portion. See note (k) to our unaudited pro forma condensed consolidated financial statements included in the back of this prospectus.
(9)	Reflects our anticipated cash interest expense under our new credit facilities. Accordingly, assumes interest at a weighted average rate of % on $455.6 million of outstanding borrowings under our new term facilities and a .50% commitment fee on an average unused balance of $75.0 million under our new revolving credit facility. See note (3) above.
(10)	Consists of capital expenditures of $12.2 million and $17.5 million for the year ended December 31, 2003 and the twelve months ended September 30, 2004, respectively. The majority of our capital expenditures relate to our telecommunications network. For a more detailed discussion of our capital expenditures, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Post-Transactions Liquidity, Capital Resources and Long-Term Debt.”

(11)	Consists of estimated incremental audit fees, director and officer liability insurance premiums, expenses relating to stockholders’ meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, directors’ fees, additional legal fees, listing fees and miscellaneous fees.

Assumptions and Considerations

Based on a review and analysis conducted by our management and our board of directors, we believe that our minimum Adjusted EBITDA for the first full year following the closing of this offering will be at least $             million, and we have determined that the assumptions in the above tables as to capital expenditures, cash interest expense, income taxes, working capital and availability of funds under our new credit facilities are reasonable. We considered numerous factors in establishing our belief concerning the minimum Adjusted EBITDA required to support our dividend policy and our belief that our minimum Adjusted EBITDA for the first full year following the offering will be $             million, including the following factors which we considered material in making such determination:

•	Our Adjusted EBITDA for the twelve-month period ended September 30, 2004 was $102.7 million.

•	For fiscal years 2003, 2002 and 2001, our Adjusted EBITDA was $103.3 million, $88.6 million and $63.6 million, respectively.

•	For fiscal years 2003 and 2002 and for the twelve months ended September 30, 2004, we incurred $12.2 million, $12.3 million and $17.5 million, respectively, in capital expenditures. We expect capital expenditures to be approximately $15.5 million in 2004, which includes $2.5 million related to Hurricane Ivan, and approximately $13.4 million in 2005. We do not expect that capital expenditures will vary significantly on an annual basis.

•	Our working capital balances have varied over the past three years, primarily due to an amendment to our existing credit facilities. Excluding the impact of the amendment to our existing credit facilities, there has not been a trend toward material working capital growth over the last three years.

•	Our analysis of the impact of our new capital structure (including the payment of dividends at the level described above) on our operations and performance over the past three years and our determination that our new revolving credit facility would have had sufficient capacity to finance any fluctuations in working capital and other cash needs. We will not be able to borrow under our new revolving credit facility to pay dividends.

We have also assumed:

•	that our general business climate, including such factors as consumer demand for our services, the level of competition we experience and our regulatory environment, will remain consistent with previous periods; and

•	the absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect our business, results of operations or anticipated capital expenditures.

If our Adjusted EBITDA for the first year following the closing were to fall below the $             million level (or if our assumptions as to capital expenditures or interest expense are too low, our assumptions as to the sufficiency of our new credit facilities to finance our working capital needs prove incorrect or if other assumptions stated above were to prove incorrect), we may need to either reduce or eliminate dividends or, to the extent we were permitted to do so under the new credit facilities, to fund a portion of our dividends with borrowings or from other sources. We will not be able to borrow under the new revolving credit facility to pay dividends. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, results of operations, liquidity and our ability to maintain or expand our business. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled “Risk Factors.”

As noted above, we have estimated our initial dividend level and the minimum Adjusted EBITDA required to pay dividends at that level only for the first full year following the closing of this offering. Moreover, we cannot assure you that we will pay dividends during or following such period at the level estimated above, or at all. Over time, our capital and other cash needs will invariably change and be subject to uncertainties, which could affect the level of any dividends we pay in the future.

We are not required to pay dividends, and our board may modify or revoke our dividend policy at any time. Dividend payments are within the sole discretion of our board and will depend upon, among other things, our results of operations, financial condition and future developments that could materially differ from our current expectations. In accordance with our dividend policy, we intend to distribute, as dividends to our stockholders, a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on indebtedness, capital expenditures, taxes and future reserves, if any. Our intended policy is based upon our current assessment of our business and the environment in which we operate, our cash needs and our investment opportunities, and that assessment could change based on operational, regulatory, competitive or technological developments (which could, for example, increase our need for capital expenditures), acquisition or new investment opportunities or other factors. We believe that our dividend policy will significantly limit, but not preclude, our ability to pursue growth out of cash generated by operations. If we pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current anticipated capital expenditure requirements. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. We will evaluate potential growth opportunities as they arise and, if our board of directors determines that it is in our best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to materially increase capital spending or for some other purpose, the board would be free to depart from or change our dividend policy at any time. We currently do not anticipate pursuing growth opportunities, including acquisitions, unless they are expected to be at least neutral or accretive to our ability to pay dividends to the holders of our common stock.

Borrowings under our new credit facilities will bear interest at variable interest rates. Our new credit facilities will require us to enter into an interest rate swap agreement which will fix the interest rates on 50% of the loans outstanding under our new credit facilities for a period of three years after the closing of this offering. After the interest rate swap agreement expires, our annual debt service obligations on such portion of the loans will vary from year to year unless we enter into a new interest rate swap or purchase an interest rate cap or other interest rate hedge. An increase of one percentage point in the annual interest rate applicable to borrowings under our new credit facilities which would be outstanding on the closing date of the transactions would result in an increase of approximately $         million in our annual cash interest expense, and a corresponding decrease in cash available to pay dividends on our common stock. If we choose to enter into a new interest rate swap or purchase an interest rate cap or other interest rate hedge in the future, the amount of cash available to pay dividends on our common stock may decrease. However, to the extent interest rates increase in the future, we may not be able to enter into a new interest rate swap or purchase an interest rate cap or other interest rate hedge on acceptable terms, or at all. In addition, our new credit facilities will need to be refinanced on or prior to                 , 2012. We may not be able to renew or refinance the new credit facilities, or, if renewed or refinanced, the renewal or refinancing may occur on less favorable terms, which may materially adversely affect our ability to pay dividends. If we are unable to refinance or renew our new credit facilities, our failure to repay all amounts due on the maturity date would cause a default under the new credit facilities.

Restrictions on Payment of Dividends

Delaware Law

Under Delaware law, Madison River Communications’ board of directors and the board of directors for our corporate subsidiaries may declare dividends only to the extent of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Also, under Delaware law, our limited liability company subsidiaries generally may only make distributions to us to the extent that at the time of the distribution, after giving effect to such distribution, all liabilities do not exceed the fair market value of the assets of such limited liability companies. Although we believe we will be permitted to pay dividends at the anticipated levels during the first year following this offering in compliance with Delaware law, our board will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future years, the board may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends.

New Credit Facilities

Under the new credit facilities, dividends will be restricted as follows:

•	The restricted payments covenant will generally restrict the amount of dividends we may pay at any time to the “Restricted Payments Basket Amount,” which shall be equal to (1) the sum of Available Cash for the Reference Period most recently ended plus $50 million minus (2) the aggregate amount of dividends paid by Madison River Communications on its common stock during the Reference Period, subject to suspension during any “Dividend Suspension Period.”

•	For our fiscal year ended December 31, 2003 and for the twelve months ended September 30, 2004, assuming, in each case, that the transactions had been consummated at the beginning of such period and subject to the assumptions described in the table above illustrating our calculation of pro forma cash available to pay dividends, the Restricted Payments Basket Amount would have been $ million and $ million, respectively.

•	We may not pay any dividends if an event of default under the new credit facilities has occurred and is continuing.

•	In particular, it will be an event of default if:

•	as of the end of the most recently ended four fiscal quarter period, our total leverage ratio exceeds 5.50 to 1.00; or

•	for the four-quarter period ended on the last day of any fiscal quarter, our fixed charge coverage ratio is less than 2.25 to 1.00 through the end of the third fiscal quarter of 2007 and thereafter less than 2.00 to 1.00.

•	As of September 30, 2004, assuming that the transactions had been consummated as of such date and subject to the applicable assumptions described in the table above illustrating our calculation of pro forma cash available to pay dividends, our total leverage ratio would have been 4.16 to 1.00.

•	For the four quarter period ended September 30, 2004, assuming that the transactions had been consummated as of the beginning of such period and subject to the assumptions described in the table above illustrating our calculation of pro forma cash available to pay dividends, our fixed charge coverage ratio would have been 2.77 to 1.00.

See “Description of New Credit Facilities” for a more complete description of our new credit facilities.

As used above, the following terms have the following meanings:

“Available Cash” means, on any date of determination, for any Reference Period, an amount equal to the sum (calculated on a consolidated basis for Madison River Communications and its subsidiaries) of:

(1) Adjusted EBITDA for such Reference Period minus

(2) to the extent not deducted in the determination of Adjusted EBITDA, the sum of the following:

(a) Consolidated Cash Interest Expense;

(b) Cash Capital Expenditures;

(c) all scheduled and voluntary (but not mandatory) principal repayments in respect of debt of Madison River Communications or its subsidiaries made during such Reference Period, excluding (A) debt repayments made with the proceeds of debt, equity, capital contributions, asset sales or exchanges or casualty (including insurance, eminent domain and condemnation) proceeds and (B) repayments of revolving debt; and

(d) cash taxes paid during such Reference Period, excluding any cash taxes paid in respect of the Coastal and Gulf Tax Disputes.

“Cash Capital Expenditures” means, for any Reference Period, the capital expenditures made by Madison River Communications and its subsidiaries during such Reference Period that are classified as capital expenditures in accordance with generally accepted accounting principles in effect from time to time, excluding (1) capital expenditures financed with the proceeds of debt, equity, capital contributions, asset sales or exchanges or casualty (including insurance, eminent domain and condemnation) proceeds and (2) acquisitions of equity interests or assets comprising a business or product line.

“Coastal and Gulf Tax Disputes” means the tax disputes arising from the lawsuits filed in June 2004 by the Department of Justice for the United States of America against Gulf Coast Services, Inc. and Coastal Utilities, Inc. relating to certain prior tax refunds.

“Consolidated Cash Interest Expense” means, for any Reference Period, Consolidated Interest Expense for such period, excluding:

(1) any amounts not payable or paid in cash in such period or any subsequent period;

(2) any fees, expenses, premiums or penalties payable on or before the closing date in connection with the transactions;

(3) any interest or premiums payable with respect to the existing notes; and

(4) any interest, fees or penalties payable in connection with the Coastal and Gulf Tax Disputes.

“Consolidated Interest Expense” means, for any Reference Period, total interest expense (including that portion attributable to capital leases in accordance with generally accepted accounting principles in effect from time to time and capitalized interest) of Madison River Communications and its subsidiaries on a consolidated basis with respect to all outstanding debt of Madison River Communications and its subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under interest rate hedging agreements.

“Dividend Suspension Period” means any period during which the “total leverage ratio” (as defined below) is greater than 5.10 to 1.00.

“Reference Period” means, at any date, the period commencing on the first day of the first full fiscal quarter that starts after the closing date for the new credit facilities and ending on the last day of the last fiscal quarter for which a quarterly compliance report has been delivered by Madison River Capital, LLC prior to such date.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2004:

•	on an actual basis for Madison River Telephone; and

•	on an as adjusted basis to give effect to the transactions as described under “The Transactions” and “Use of Proceeds,” as if they had been consummated as of September 30, 2004.

This table should be read in conjunction with the unaudited consolidated financial statements and unaudited pro forma condensed consolidated financial statements included in the back of this prospectus.

	As of September 30, 2004
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$22,653	$

Subordinated capital certificates issued by RTFC(a)	$42,659	$

Long term debt:
Borrowings under existing credit facilities:
Revolving credit facilities(b)	$—		$—
Long-term senior debt	424,247		—
Borrowings under new credit facilities:
Revolving credit facilities(c)	—		—
Term loan facilities	—		455,555
13 1/4% senior notes due 2010(d)	196,115		—
Mezzanine notes(e)	23,056		—
Other long-term indebtedness(f)	393		—

Total long-term debt	643,811		455,555
Redeemable minority interest	3,000		—
Redeemable members’ capital	231,413		—

Members’ capital/stockholders’ equity:
Members’ capital	11		—
Common stock	—
Additional paid-in capital	—
Accumulated deficit	(215,277)
Accumulated other comprehensive loss	(3,488)		(3,488)

Total members’ capital/stockholders’ equity	(218,754)

Total Capitalization	$659,470

(a)	As a condition of obtaining long-term financing from the RTFC, we purchased subordinated capital certificates that represent ownership interests in the RTFC equal to 10% of the amount borrowed. The subordinated capital certificates will be redeemed upon repayment of the existing credit facilities.
(b)	As of September 30, 2004, we had two secured revolving credit facilities with the RTFC with borrowing capacity of $41.0 million in the aggregate. Both credit facilities were fully available at September 30, 2004.
(c)	The new revolving credit facility provides $75.0 million, all of which would have been available for borrowing.
(d)	Net of unamortized discount of $1.9 million.
(e)	Consists of the notes to the Coastal shareholders that were refinanced on December 22, 2004 with proceeds from borrowings under the Coastal facility. See “The Transactions” and “Certain Relationships and Related Transactions.”
(f)	Consists of the note payable held by Madison Dearborn Capital Partners, L.P. that we expect will be converted into Class A units of Madison River Telephone, which will be exchanged for shares of Madison River Communications common stock as part of the reorganization transactions.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value or deficiency per share of our common stock after this offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

For purposes of calculating dilution below, we have assumed that as of September 30, 2004, all outstanding Madison River Telephone member units had been exchanged in the reorganization transactions for shares of common stock of Madison River Communications simultaneously with the closing of this offering and              shares of our common stock are outstanding.

After giving effect to the reorganization transactions, but before giving effect to this offering, the pro forma as adjusted net tangible book deficiency of Madison River Communications as of September 30, 2004 would have been approximately $             million, or $             per share of Madison River Communications’ common stock. After giving effect to the transactions, our pro forma as adjusted net tangible book deficiency as of September 30, 2004 would have been approximately $             million, or $             per share of common stock. This represents an immediate decrease in as adjusted net tangible book deficiency of $             per share of Madison River Communications’ common stock to the existing equity investors and an immediate dilution of $             per share of Madison River Communications’ common stock to new investors purchasing shares in this offering.

The following table illustrates this substantial and immediate dilution to new investors:

Per Share of Common Stock
Assumed initial public offering price per share	$
Pro forma as adjusted net tangible book value (deficiency) as of September 30, 2004
Increase per share attributable to cash payments made by investors in this offering

Pro forma as adjusted net tangible book value (deficiency) after this offering

Dilution in net tangible book value per share to new investors	$

The following table summarizes on a pro forma basis as of September 30, 2004:

•	the total number of shares of Madison River Communications’ common stock owned by our existing equity investors and to be owned by new investors in this offering;

•	the total consideration paid to us by our existing equity investors and by new investors in this offering, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us in connection with this offering; and

•	the average price per share of common stock paid by our existing equity investors and by new investors:

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent
Existing equity investors
New investors

Total		%		%

The foregoing computations exclude              shares to be available for future issuance under our Omnibus Stock Plan. See “Shares Eligible for Future Sale.”

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents selected historical financial and operating data. Madison River Communications was formed in December 2003 to serve as a holding company of our business. Madison River Communications has not commenced operations and has no assets or liabilities. In connection with this offering, we will consummate the reorganization transactions pursuant to which Madison River Communications will become the successor to Madison River Telephone. See “The Transactions.” Since Madison River Communications has not commenced operations, Madison River Telephone is considered the predecessor to Madison River Communications for accounting purposes.

The following selected historical financial data for Madison River Telephone as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 have been derived from Madison River Telephone’s audited consolidated financial statements and related notes included in the back of this prospectus. The following selected historical financial data for Madison River Telephone as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from Madison River Telephone’s audited consolidated financial statements and related notes, which are not included in this prospectus. We have derived the following selected historical financial data for the nine months ended September 30, 2003 and 2004 and as of September 30, 2004 from Madison River Telephone’s unaudited interim condensed consolidated financial statements and related notes included in the back of this prospectus. In the opinion of management, this information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations and financial position for such periods.

This selected historical financial and operating data should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Madison River Telephone’s audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1999(a)	2000(b)	2001	2002	2003	2003	2004
						(Unaudited)	(Unaudited)
	(dollars in thousands except per share data)
Statement of Operations Data:
Revenues	$81,517	$167,101	$184,263	$184,201	$186,460	$137,602	$146,870
Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	24,909	61,559	68,512	56,298	50,214	36,303	43,038
Depreciation and amortization	21,508	50,093	58,471	50,649	52,054	39,359	32,989
Selling, general and administrative expenses	29,608	55,457	54,495	45,702	42,438	28,555	30,315
Restructuring charge (benefit)	—	—	2,779	2,694	(718)	—	—

Total operating expenses	76,025	167,109	184,257	155,343	143,988	104,217	106,342

Operating income (loss)	5,492	(8)	6	28,858	42,472	33,385	40,528
Interest expense	(22,443)	(61,267)	(64,624)	(65,225)	(64,441)	(48,458)	(46,715)
Other income (expense)	3,386	4,899	(14,702)	(2,457)	3,658	2,079	2,390

Loss before income taxes and minority interest expense	(13,565)	(56,376)	(79,320)	(38,824)	(18,311)	(12,994)	(3,797)
Income tax (expense) benefit	(1,625)	(2,460)	5,570	(1,584)	1,846	(123)	(215)
Minority interest expense	—	(750)	(1,075)	(275)	—	—	—

Net loss	$(15,190)	$(59,586)	$(74,825)	$(40,683)	$(16,465)	$(13,117)	$(4,012)

Other Financial Data:
Capital expenditures	$37,756	$89,644	$39,936	$12,344	$12,223	$6,309	$11,661
Net cash provided by (used in) operating activities	12,938	22,253	(19,770)	32,092	43,665	24,345	21,386
Net cash used in investing activities	(374,582)	(212,938)	(24,013)	(10,714)	(10,019)	(2,699)	(9,086)
Net cash provided by (used in) financing activities	439,019	170,366	1,979	(23,030)	(25,457)	(14,557)	(17,790)
EBITDA(c)	30,386	54,234	42,700	76,775	98,184	74,823	75,907

(footnotes on following page.)

	As of December 31,					As of September 30,
	1999(a)	2000(b)	2001	2002	2003	2003	2004
						(Unaudited)	(Unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$83,729	$63,410	$21,606	$19,954	$28,143	$27,043	$22,653
Telephone plant and equipment, net	293,322	400,319	396,794	359,365	321,534	326,179	300,599
Total assets	785,290	992,017	896,682	844,878	807,223	814,007	777,993
Long-term debt, including current portion	535,611	678,114	680,018	682,833	660,269	669,427	643,811
Redeemable members’ capital	185,688	213,043	213,573	231,273	231,413	231,284	231,413
Total members’ capital(d)	(19,694)	(83,942)	(154,076)	(194,944)	(214,742)	(207,916)	(218,754)

Connections In Service: (Unaudited)
Voice access lines(e)	150,000	205,547	211,540	206,597	200,365	202,508	196,479
DSL and high-speed data connections(f)	273	4,536	11,831	17,128	24,863	21,895	37,725

Total connections	150,273	210,083	223,371	223,725	225,228	224,403	234,204

(a)	Presents our historical consolidated financial information, which includes the results of operations of our subsidiaries, including Gulf Coast Services, Inc., acquired on September 29, 1999.
(b)	Presents our historical consolidated financial information, which includes the results of operations of our subsidiaries, including Coastal Communications, Inc., acquired on March 30, 2000.
(c)	EBITDA consists of our net loss before interest expense, income tax (expense) benefit and depreciation and amortization. We believe that net cash provided by (used in) operating activities is the most directly comparable financial measure to EBITDA under generally accepted accounting principles. EBITDA is presented because we believe it is a useful indicator of our ability to service our long-term debt, capital expenditure and working capital requirements as well as pay dividends. EBITDA should not be considered in isolation. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity or as an alternative to net loss as an indicator of our operating performance or any other measure of performance derived in accordance with generally accepted accounting principles. EBITDA is not a complete measure of our profitability as it does not include costs and expenses for depreciation and amortization, interest expense and income taxes; nor is EBITDA a complete net cash flow measure as it does not include uses of cash to fund our long-term debt, capital expenditures and working capital requirements. Other companies in our industry may present EBITDA differently than we do.

Set forth below is a reconciliation of our cash provided by (used in) operating activities to EBITDA:

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(Unaudited)	(Unaudited)
	(dollars in thousands)
Net cash provided by (used in) operating activities	$12,938	$22,253	$(19,770)	$32,092	$43,665	$24,345	$21,386
Adjustments:
Depreciation and amortization	(21,509)	(50,093)	(58,471)	(50,649)	(52,054)	(39,359)	(32,989)
Deferred long-term compensation	(2,576)	(4,772)	(1,271)	(5,284)	(5,429)	(4,049)	(2,786)
Deferred income taxes	(147)	4,436	4,585	(6,771)	4,117	2,619	3,870
Losses on investments carried on the equity method	—	—	(11,306)	(3,338)	(193)	(142)	(117)
Realized losses on marketable equity securities	—	(3,071)	(9,452)	(3,985)	(343)	—	—
Other non-cash items	342	318	1,078	(315)	657	(3,391)	161
Changes in operating assets and liabilities	(4,238)	(28,657)	19,782	(2,433)	(6,885)	6,860	6,463

Net loss	(15,190)	(59,586)	(74,825)	(40,683)	(16,465)	(13,117)	(4,012)
Income tax expense (benefit)	1,625	2,460	(5,570)	1,584	(1,846)	123	215
Interest expense	22,443	61,267	64,624	65,225	64,441	48,458	46,715
Depreciation and amortization	21,508	50,093	58,471	50,649	52,054	39,359	32,989

EBITDA	$30,386	$54,234	$42,700	$76,775	$98,184	$74,823	$75,907

(d)	Includes members’ interest, accumulated deficit and accumulated other comprehensive income (loss).
(e)	Voice access lines refer to local telephone service provided to residential and business customers.
(f)	DSL and high-speed data connections refer to the high-speed connections provided to end users for purposes of accessing the Internet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements, including the notes related thereto, and other financial information appearing elsewhere in this prospectus, including “Summary—Summary Historical Financial and Pro Forma Financial and Operating Data,” “Capitalization” and “Selected Historical Financial and Operating Data.” Certain statements set forth below constitute forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Included in our discussion and analysis of our operating results are comparisons of EBITDA. EBITDA consists of our net loss before interest expense, income tax (expense) benefit and depreciation and amortization. EBITDA is presented because we believe it is a useful indicator of our ability to service our long-term debt, capital expenditure and working capital requirements as well as pay dividends. EBITDA should not be considered in isolation. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity or as an alternative to net loss as an indicator of our operating performance or any other measure of performance derived in accordance with generally accepted accounting principles. EBITDA is not a complete measure of our profitability as it does not include costs and expenses for depreciation and amortization, interest expense and income taxes; nor is EBITDA a complete net cash flow measure as it does not include uses of cash to fund our long-term debt, capital expenditures and working capital requirements. Other companies in our industry may present EBITDA differently than we do.

Our operations are classified into two reportable segments, our RLEC operations and our edge-out services. Our RLEC operations represent the operations of our four RLECS providing a variety of telecommunications services, including local and long distance voice services and Internet access services to business and residential customers predominantly in the Southeast and Midwest regions of the United States. In the following discussion, included within our RLEC operations as a separate line of business are our edge-out services. See note 13 to Madison River Telephone’s audited consolidated financial statements included in the back of this prospectus for further information regarding our segments.

Overview

We operate RLECs that serve business and residential customers in the Southeast and Midwest regions of the United States. We offer our customers a variety of telecommunications services, including local and long distance services, Internet and enhanced data services, telephone directory and other miscellaneous services and edge-out services. At September 30, 2004, we had 234,204 voice access line, DSL and high-speed data connections in service in our RLEC operations and our edge-out services.

Our RLECs are located in Alabama, Georgia, Illinois and North Carolina. We also provide edge-out services as a CLEC in territories that are in close proximity to our RLECs. We currently provide edge-out services to medium and large customers in three markets: (i) the Triangle (Raleigh, Durham and Chapel Hill) and the Triad (Greensboro and Winston-Salem) in North Carolina; (ii) Peoria and Bloomington in Illinois and (iii) New Orleans, Louisiana and nearby cities. The management and operating responsibility for the edge-out operations are provided by the managers of the respective RLECs.

Our edge-out services include not only local exchange carrier services but also a transport service that provides transport and Internet Protocol, or IP, transit services to other carriers and large businesses along approximately 2,300 route miles of fiber optic network. The majority of this network comprises a long-haul network in the Southeast United States that connects Atlanta, Georgia and Dallas, Texas, two of the five Tier I Network Access Points. Further, the route connects other metropolitan areas such as Mobile and Montgomery, Alabama; Biloxi, Mississippi; New Orleans, Louisiana; and Houston, Texas. We have designated Atlanta and

Dallas as our Internet egress points. Our edge-out transport business provides services in Atlanta, Georgia; New Orleans, Louisiana; and Houston and Dallas, Texas. Because we have found the fiber transport business to be extremely competitive, we are not actively expanding this line of business at this time. The main value being derived from our fiber optic network is through support for our dial-up, DSL and high-speed access services which require the use of our network to connect to the Internet.

Since our inception, our principal activities have been the acquisition, integration, operation and improvement of RLECs. In acquiring our four RLECs, we purchased established businesses with stable cash flows, governmental authorizations and certifications in place, operational support systems, experienced management and key personnel and technologically advanced facilities. We continue to develop the established markets in which our RLECs operate with successful marketing of related services and DSL products and are controlling expenses through the use of business process management tools and other methods. For our edge-out services, our strategy is focused on developing a profitable customer base and achieving sustainable positive cash flow from this business. Accordingly, we have established more rigorous criteria for evaluating new customers and the desirability of renewing existing contracts for edge-out services.

Impact of the Transactions on our Results of Operations and Liquidity

Results of Operations

We expect to record one-time expenses related to the transactions, including the following:

•	$ million in fees and expenses associated with our repayment of existing indebtedness, including prepayment penalties and call premiums;

•	$ million in loss on extinguishment of debt associated with the repayment in full of our existing credit facilities; and

•	$ in compensation expense for the cash bonuses that will be paid to one of our executive officers in connection with the consummation of the transactions.

We will incur higher expenses as a public company after the consummation of this offering. These expenses will include additional legal and corporate governance expenses, exchange listing fees, transfer agent and stockholder-related fees and increased premiums for director and officer liability insurance coverage. We estimate that these additional expenses will be approximately $1.0 million annually. Following the completion of this offering, we will pay taxes as a corporation for United States federal income tax purposes.

Liquidity

Upon completion of this offering, our board of directors will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders, rather than retaining such cash for other purposes, including to finance growth opportunities. In accordance with our dividend policy, we currently intend to pay an initial dividend of $         per share on or about                             , 2005 and to continue to pay quarterly dividends at an annual rate of $         per share for the first full year following the closing of this offering. We expect the aggregate impact of this dividend policy in the year following the offering to be $                 million. The cash requirements of the expected dividend policy are in addition to the debt service, capital expenditure and income tax requirements discussed below in “Post-Transactions Liquidity, Capital Resources and Long-Term Debt.” We expect that the cash requirements discussed here and below in “Post-Transactions Liquidity, Capital Resources and Long-Term Debt” will be funded through cash flow generated from the operations of our business. We also expect to have access to the $75.0 million new revolving credit facility to supplement our liquidity position as needed.

Factors Affecting Future Operations

The following is a discussion of the primary factors that we believe will affect our operations over the next few years.

Revenues

To date, our revenues have been derived principally from the sale of voice and data communications services to business and residential customers in our established RLEC markets. For the nine months ended September 30, 2004, approximately 93.8% of our operating revenues came from our RLEC operations and 6.2% from our edge-out services. For the year ended December 31, 2003, approximately 92.5% of our operating revenues came from our RLEC operations and 7.5% from our edge-out services. We intend to focus on continuing to generate increasing revenues in our RLEC operations from voice services (local and long distance), Internet access and enhanced data and other services. The sale of communications services to customers in our RLEC markets will continue to provide the predominant share of our revenues for the foreseeable future. We do not anticipate growth in revenues from our edge-out services as we continue to focus on a business plan that provides sustainable positive cash flows from that line of business. Our fiber transport business, which provides services to other carriers and major accounts, will increase revenues only if certain profit margins are obtained without making significant additional capital investments. Our fiber transport facilities will primarily be used to support our retail Internet service business in our RLEC operations.

At September 30, 2004, we had 234,204 voice access line, DSL and high-speed data connections in service compared to 224,403 connections in service at September 30, 2003, an increase of 9,801 connections, or 4.4%. Our RLEC operations had 221,024 connections in service at September 30, 2004 and 208,787 connections in service at September 30, 2003, an increase of 12,237 connections, or 5.9%. For our edge-out services, connections in service at September 30, 2004 and September 30, 2003 were 13,180 and 15,616, respectively, a decrease of 2,436 connections, or 15.6%. Voice access lines refer to local telephone service provided to residential and business customers. DSL connections are the high-speed connections provided to end users for purposes of accessing the Internet. Voice access lines for residential customers are primarily acquired by responding to customer inquiries. Customers generally contact us by referring to our telephone directories for information on our services and how to contact us. Voice access lines for businesses are usually obtained by direct contact by customer premise sales employees. Most DSL customers are residential customers who also subscribe to our local telephone service. Our revenues are highly dependent on the number of connections in service.

The services we offer to customers may be purchased separately, but are increasingly being included in a package with selected other service offerings, often referred to as bundling, and sold at a discount. An important part of our sales and marketing strategy for our RLECs emphasizes the bundling of services and the benefits it provides to our customers. During the past year, we introduced a residential bundled offering which we have branded as our “No Limits” package. The No Limits bundle is marketed to our residential customers at approximately $85 per month, with the price varying slightly by location. Customers sign a one-year service agreement with this bundled package. The No Limits package offers:

•	unlimited local telephone service;

•	unlimited nationwide long distance;

•	unlimited use of our most popular custom calling features, including caller identification and voicemail; and

•	unlimited use of our high-speed DSL service for Internet access.

Our results show that the No Limits package has been successful in increasing penetration rates in services such as DSL and long distance. Many of our existing customers selecting the No Limits package are new DSL subscribers and long distance customers, and this has led to an overall increase in our monthly average revenue per unit for a subscriber of the bundle of approximately $16. We intend to continue to enhance our bundled service offerings with promotional pricing and new service additions.

We believe we have been successful in addressing competition from new high-speed Internet access product introductions, particularly by cable operators, in our markets in recent years as the number of DSL subscribers we serve in our RLECs has continued to increase. We believe that the execution of our strategy and our ability to deliver a quality DSL product at a competitive price and in a timely manner has made us the provider of choice in our markets. With the introduction of our No Limits package, we have experienced significant growth in DSL subscribers in the first three quarters of 2004 compared to prior quarters. As of September 30, 2004, our penetration rate for residential DSL connections as a percentage of primary residential voice access lines was 29.4% compared to 16.0% at September 30, 2003. Although we cannot be certain, we anticipate that our DSL product will continue to provide a source of increasing revenues for our RLECs in future quarters. As of September 30, 2004, we had 37,064 DSL connections in service, an increase of 2,810 connections from 34,254 DSL connections in service at June 30, 2004 and an increase of 15,870 connections from 21,194 DSL connections in service at September 30, 2003.

As we have increased the number of DSL connections we serve, we have experienced a decrease in the number of dial-up Internet accounts we service. At September 30, 2004, we had 16,653 dial-up Internet customers which was a decrease of 8,313 customers, or 33.3%, from 24,966 dial-up Internet customers at September 30, 2003. We believe that a large percentage of the decrease in dial-up Internet customers is the result of customers migrating from our dial-up Internet service to our DSL service.

We have also been successful in growing penetration rates in our RLECs for the provision of long distance and related services to our customers. At September 30, 2004, we had 100,931 long distance accounts compared to 95,466 long distance accounts at September 30, 2003. In addition, our penetration rates for voicemail, caller identification, call waiting and call forwarding have increased since September 30, 2003. We are also continuing to assess the potential benefits of adding a video offering to our current suite of voice and data products we offer to our customers. However, at this time our evaluation of different alternatives is ongoing and we are not certain what types of video services we may offer, if any, or what types of technology we may use to deliver these services to our customers.

During the second quarter of 2004, we introduced a new variation of our No Limits bundled offering in our North Carolina market on a test basis. The new offering, which we are referring to as No Limits Voice, is essentially our No Limits bundle without the DSL service. During the third quarter of 2004, we have continued to develop the marketing for this bundle in our North Carolina market and to assess its performance before determining when, or if, we will introduce it in our larger RLECs.

In recent quarters, we have seen a decline in the number of voice access lines in service in our RLECs. As of September 30, 2004, the RLECs had 183,960 voice access lines in service, which is a decrease of 3,633 voice access lines, or 1.9%, from 187,593 voice access lines in service at September 30, 2003. The decrease in voice access lines is attributed to three primary factors. First, we have seen a decrease in primary voice access lines, which we define as total voice access lines less second lines, in our Illinois operations, Gallatin River, which served 2,670 fewer primary voice access lines at September 30, 2004 compared to September 30, 2003. The decrease in primary voice access lines is the result of a persistent weakness in the local economies in which Gallatin River operates. These areas are predominantly industrial and agricultural in nature and have had some losses in their business base, resulting in higher unemployment. We are uncertain at this time regarding the future trend for voice access lines at Gallatin River. Second, the number of second lines in service in our RLEC markets has decreased. Second lines in service at September 30, 2004 decreased to 6,846 voice access lines from 8,928 voice access lines at September 30, 2003, a decrease of 2,082 second lines, or 23.3%. We believe this is the result of our existing customers migrating from our dial-up Internet service, where they may also purchase a second line from us, to our DSL service where they no longer need a second line. Therefore, we believe as we increase the number of DSL connections we serve, correspondingly, we will continue to experience a decrease in the number of second lines we serve. Third, storm-related damages from Hurricane Ivan in September 2004 resulted in approximately 1,000 voice access lines being disconnected as of September 30, 2004 at our Alabama RLEC, Gulf Telephone Company. As of December 31, 2004, approximately           voice access lines have been disconnected as a result of damages from the hurricane. The predominant percentage of these voice access lines estimated to be out of service is due to damage at the customer premises making the location unusable or uninhabitable until repairs or rebuilding, if necessary, can be completed. We believe that the restoration process in this area will proceed quickly and that we will recover these voice access lines. Excluding these losses related to the hurricane, which we believe are temporary, our decrease in voice access lines would have been 1.4% during the twelve month period ended September 30, 2004.

Our RLECs benefit from requirements that rates in rural areas be reasonably comparable to rates in urban areas, which results in state and federal universal service funding support payments in high cost rural areas. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, revenues attributable to such support payments represented 6.5% and 6.1%, respectively, of our total revenues. Under the current regulatory scheme, as the number of access lines that we have in any given state increases, the rate at which we can recover certain support payments decreases. Therefore, as we implement our growth strategy, our eligibility for such support payments may decrease.

In March 2004, military officials at Fort Stewart in Hinesville, Georgia announced that the 3rd Infantry Division stationed there has received orders to prepare for a full deployment by February 2005. Our RLEC, Coastal Utilities, Inc., serves the Hinesville area, including the military base. We are currently gathering information regarding this transition and future deployment. We continue to monitor the progress as it is reported publicly and we are working to understand the impact of this transformation on Coastal Utilities’ operations. The full extent of the impact on our operations is difficult to predict and will vary depending on, among other factors, the duration of the troop deployment. As many details regarding this troop deployment are currently unavailable, we are unable to project the range of the impact of this deployment on Coastal Utilities or our operations as a whole at this time.

In September 2004, Hurricane Ivan made landfall at Gulf Shores, Alabama. Our RLEC located in Foley, Alabama provides service to the Gulf Coast area of Alabama from the western border of the Florida panhandle to the East side of Mobile Bay, including the coastal communities of Gulf Shores, Orange Beach and Fort Morgan. Our central office, remote switch locations, business offices and administrative facilities incurred only minimal damage from the hurricane. However, we did incur more substantial damage in certain outside plant facilities, primarily our transmission and distribution plant, in the coastal areas. Damage from the hurricane to residences, businesses and our facilities has resulted in voice access lines, DSL connections and other services being temporarily disconnected. As a result, we estimate that our revenues will decrease approximately $0.3 million in the fourth quarter of 2004. We have evaluated the extent of the damage to our properties and intend to move quickly to repair and, where necessary, to rebuild our damaged facilities. Accordingly, we have developed a plan based on our evaluation of the damages and accrued approximately $1.7 million in the third quarter of 2004 for estimated building and equipment repairs, restoration of services to customers and other hurricane-related expenses. In addition, we anticipate making capital expenditures of approximately $2.5 million, the majority of which will replace damaged transmission and distribution facilities. We expect that substantially all of these expenditures will be made in the fourth quarter of 2004. We have received authorization from the Alabama Public Service Commission to accelerate depreciation of these capital expenditures related to Hurricane Ivan completely into the fourth quarter of 2004.

In our edge-out services, we have experienced a decrease in revenues in the first nine months of 2004 compared to the first nine months of 2003 as sales of new services and renewals of expiring customer contracts have not been enough to replace customers that ceased purchasing our services. At September 30, 2004, our edge-out services had 12,519 voice access lines and 661 high-speed data connections in service. At September 30, 2003, our edge-out services served 14,915 voice access lines and 701 high-speed data connections. A customer in our edge-out services, representing recurring monthly revenues of approximately $55,000, replaced our service during the third quarter of 2004. The expenses to provide services to this customer were minimal. In terms of business development, we are focusing our efforts on only adding customers that meet certain profitability criteria and on increasing our profitability and margins for services provided to existing customers when renegotiating their contracts at expiration.

Bankruptcies by interexchange carriers in recent years, including MCI WorldCom and Global Crossing, have impacted our financial results, including our revenues and cash flows. Without additional clarification or regulatory changes that recognize the additional financial burdens placed on local exchange carriers, we may be unable to appropriately protect ourselves against the financial impact associated with any future bankruptcies of interexchange carriers or other telecommunication providers. At September 30, 2004, we had approximately $1.5 million reserved against our interexchange carrier receivables.

Operating Expenses

Our primary operating expenses consist of cost of services, selling, general and administrative expenses and depreciation and amortization.

Cost of services

Our cost of services includes:

•	plant specific costs and expenses, such as network and general support expense, central office switching and transmission expense, DSL costs, including modems, peripheral materials and egress and transport, information origination/termination expense, underlying carrier costs for long distance transmissions services and cable and wire facilities expense;

•	plant nonspecific costs, such as testing, provisioning, Internet service provider, or ISP, external help desk costs, network administration, outside plant administration, power and engineering;

•	materials and contract labor costs related to construction of certain telecommunication facilities and telecommunication equipment installations for customers;

•	the cost of collocating in ILEC central offices and leasing unbundled copper loop lines and high capacity digital lines from the ILECs to connect our customers and other carriers’ networks to our network; and

•	the cost of leasing transport from ILECs or other providers where our fiber transport capacity is not available.

We have a resale agreement with Global Crossing to provide long distance transmission services to our customers. During the third quarter of 2003, we renewed our agreement with Global Crossing until April 2005. The current resale agreement has a $100,000 minimum monthly volume commitment.

We have entered into interconnection agreements with BellSouth, Verizon, Sprint and SBC which allow, among other things, the edge-out services to lease unbundled network elements from these ILECs, at contracted rates contained in the interconnection agreements. We use these network elements to connect our edge-out services customers with our network. Other interconnection agreements may be required by our edge-out services. In addition, each of the edge-out services currently has the necessary certifications to operate in the states where it has customers.

In response to a decision by the United States Court of Appeals for the District of Columbia, or the DC Circuit Court, to vacate certain portions of the FCC’s Triennial Review Order, on August 20, 2004, the FCC released its Order and Notice of Proposed Rulemaking in the Matter of Unbundled Access to Network Elements and initiated a proceeding to review and revise its unbundling rules. On December 15, 2004, the FCC adopted new rules for network unbundling obligations of ILECs. The new rules establish terms, rates and conditions associated with unbundled network access. Although the text of the FCC Order establishing these rules has not yet been released, a press release issued by the FCC indicates that the rules provide for transition periods and rate increases associated with the provision of certain unbundled network elements during the transition period. Moreover, the new rules may be subject to further challenge. We cannot be certain of how the ultimate decisions and rules will impact the obligations of SBC and BellSouth to provide such unbundled network elements at their current pricing. Pending further clarification and guidance from the FCC, we may enter into good faith discussions with SBC and BellSouth on amendments to these provisions of our interconnection agreements. The FCC is also considering changes in the rules it applies to the pricing of unbundled network elements. Significant increases in pricing of unbundled network elements, currently based on FCC total element long-run incremental cost pricing rules, would significantly increase the cost of obtaining facilities necessary to provide services to customers in our edge-out markets and would have a material impact on the results of operations and cash flows of our edge-out services. Our objective for the edge-out services has been to maintain a line of business that generates sufficient cash flows to fund its own operations and capital requirements and does not harm the enterprise as a whole. Given the developments with the edge-out services discussed herein, we intend to analyze its financial and operating results to determine that our objective is being accomplished.

Selling, general and administrative expenses

Selling, general and administrative expenses include:

•	selling and marketing expenses;

•	expenses associated with customer care;

•	billing and other operating support systems; and

•	corporate and administrative expenses.

We market our business services through agency relationships and professional sales people. We market our consumer services primarily through our professional customer sales and service representatives. We offer competitive compensation packages including sales commissions and incentives.

We have operating support and other back office systems that we use to enter, schedule, provision and track customer orders, test services and interface with trouble management, inventory, billing, collection and customer care service systems for the access lines in our operations. We may review and consider the benefits offered by the latest generation of systems, and, if we implement new systems, we expect that our operating support systems and customer care expenses may increase.

Depreciation and amortization expenses

We recognize depreciation expense for our telephone plant and equipment that is in service and is used in our operations, excluding land which is not depreciated. Our regulated RLEC operations use straight-line rates approved by the public utility commissions in the states where we have regulated telephone plants in service. In our unregulated RLEC operations and in our edge-out services, telephone plant and equipment is depreciated over lives, determined according to the class of the asset, ranging from three years to thirty-three years.

We have seen a decline in recent quarters in our depreciation expense as a result of certain asset classes becoming fully depreciated. As a result of damages incurred in our Alabama RLEC related to Hurricane Ivan, we anticipate making capital expenditures of approximately $2.5 million with substantially all of these expenditures being made in the fourth quarter of 2004. We have received authorization from the Alabama Public Service Commission to accelerate depreciation of these capital expenditures completely into the fourth quarter of 2004. Beyond this one-time event, we anticipate that our depreciation expense will continue to decrease in the near-term.

Amortization expense is recognized primarily for our intangible assets considered to have finite lives on a straight-line basis. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill and intangible assets deemed to have indefinite lives are no longer permitted to be amortized but are subject to impairment tests at least annually in accordance with the tenets of SFAS 142.

Results of Operations

The following table sets forth certain items reflected in our consolidated statements of operations for the periods indicated, expressed as a percentage of revenues. The year to year and quarter to quarter comparisons of financial results are not necessarily indicative of future results.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)	(Unaudited)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	37.2	30.6	26.9	26.4	29.3
Depreciation and amortization	31.7	27.5	27.9	28.6	22.5
Selling, general and administrative expenses	29.6	24.8	22.8	21.0	20.8
Restructuring	1.5	1.5	(0.4)	(0.3)	(0.2)

Total operating expenses	100.0	84.4	77.2	75.7	72.4

Operating income	—	15.6	22.8	24.3	27.6
Interest expense	(35.0)	(35.4)	(34.6)	(35.2)	(31.8)
Other income (expense)	(8.0)	(1.3)	2.0	1.5	1.6

Loss before income taxes and minority interest expense	(43.0)	(21.1)	(9.8)	(9.4)	(2.6)
Income tax (expense) benefit	3.0	(0.9)	1.0	(0.1)	(0.1)
Minority interest expense	(0.6)	(0.1)	—	—	—

Net loss	(40.6)%	(22.1)%	(8.8)%	(9.5)%	(2.7)%

Nine Months ended September 30, 2004 compared to Nine Months ended September 30, 2003

Revenues

Total revenues were $146.9 million in the nine month period ended September 30, 2004 and $137.6 million in the nine month period ended September 30, 2003, an increase of approximately $9.3 million, or 6.7%. Revenues in the RLEC operations increased approximately $10.8 million, or 8.5%, to $137.8 million in the first nine months of 2004 from $127.0 million in the first nine months of 2003.

For the first nine months of 2004, our RLEC operations and edge-out services provided approximately 93.8% and 6.2%, respectively, of our revenues. Comparatively, for the first nine months of 2003, our RLEC operations provided 92.3% of our revenues and our edge-out services provided 7.7% of our revenues.

Voice Services.    Revenues from voice services, which are comprised of local, network access and long distance services, as a percentage of total revenues, were approximately 79.0% and 81.4% for the nine months ended September 30, 2004 and 2003, respectively. The decrease in the percentage of our revenues coming from voice services reflects the growth in our high-speed DSL business and the impact of certain construction and equipment installation projects on our 2004 financial results.

Local service revenues increased approximately $5.9 million, primarily as a result of higher network access revenues from certain one-time wireless settlements and other carrier access revenues and settlements for updated cost study filings which include filings to reflect the impact of storm-related expenses.

These increases in RLEC revenues were partially offset by a decrease of approximately $0.8 million in private label long distance revenues. The decrease in long distance revenues was attributable primarily to the success of the No Limits bundle as more customer billings reflect a flat rate charge for long distance service compared to the higher usage-based charges for these customers in prior periods.

At September 30, 2004, our RLECs served 183,960 voice access lines, a decrease of 3,633, or 1.9%, from 187,593 voice access lines at September 30, 2003.

Internet and Enhanced Data Services.    The increase in Internet and enhanced data revenues of approximately $3.3 million was attributable to an increase in the number of DSL subscribers. At September 30, 2004, our RLECs served 37,064 DSL subscribers compared to 21,194 at September 30, 2003, an increase of 15,870 connections, or 74.9%. The growth in DSL connections has been generated by strong demand for our No Limits bundled offering.

Edge-Out Services.    Revenues from our edge-out services decreased approximately $1.5 million, or 14.3%, to $9.1 million in the first nine months of 2004 from $10.6 million in the first nine months of 2003. The decrease was attributable primarily to a $0.9 million decrease in local service revenues as the result of a decrease in the number of connections served. At September 30, 2004 and 2003, our edge-out services served approximately 13,180 and 15,616 voice access and high-speed data connections, respectively, representing a 15.6% decrease.

Miscellaneous Revenues.    The increase in miscellaneous telecommunications service and equipment revenues of approximately $2.4 million was attributable largely to an increase in revenues from a construction project and two equipment installation projects totaling approximately $1.7 million and a decrease in bad debt expenses of approximately $0.2 million.

Operating Expenses

Total operating expenses increased approximately $2.1 million from $104.2 million, or 75.7% of total revenues in the first nine months of 2003, to $106.3 million, or 72.4% of total revenues in the first nine months of 2004. The increase can be attributed largely to a one-time, non-cash gain of approximately $2.7 million from a pension curtailment in the first quarter of 2003. The gain resulted in a reduction in 2003 pension expense in the RLEC operations and the edge-out services whereas no comparable gain was recognized in the first quarter of 2004. Approximately $2.1 million of the net gain was recognized as a reduction of pension expenses in the RLEC operations and $0.6 million as a reduction of pension expenses in the edge-out services.

RLEC Operating Expenses.    In the RLEC operations, operating expenses in the nine months ended September 30, 2004 were $89.6 million, an increase of $4.9 million, or 5.7%, from operating expenses of $84.7 million in the first nine months of 2003. Approximately $2.1 million of the increase can be attributed to the pension curtailment gain recorded in the first quarter of 2003. In addition, operating expenses increased in the first nine months of 2004 compared to the same period in 2003 from the accrual of $1.7 million for hurricane-related expenses such as repairs to facilities and restoration of services to customers, increased access expenses of $1.4 million for costs to terminate long distance calls primarily from an increase in access minutes of use and increased costs of $1.1 million related to a construction project and two equipment installation projects performed for certain customers. Finally, operating expenses increased $0.9 million for DSL modems used in the RLEC operations in the first nine months of 2004. In the first six months of 2003, DSL modems were capitalized under our accounting policies. Beginning in the third quarter of 2003, we began expensing DSL modems as the cost of a DSL modem fell below the threshold for capitalization. Partially offsetting these increases in operating expenses was a decrease in depreciation and amortization expenses of $3.6 million and a reduction in long-term incentive expense of $1.4 million in the first nine months of 2004 when compared to the first nine months of 2003. The decrease in depreciation and amortization expenses is largely due to certain classes of assets becoming fully depreciated.

Edge-Out Services Operating Expenses.    Operating expenses in our edge-out services decreased approximately $2.7 million from $19.5 million in the first nine months of 2003 to $16.8 million in the first nine months of 2004. Depreciation expenses in the nine months ended September 30, 2004 decreased $2.7 million compared to the nine months ended September 30, 2003. The decrease in depreciation expenses is primarily attributed to certain assets becoming fully depreciated. The strategy to achieve positive cash flow in the edge-out services with a slower targeted growth rate and the realignment of the edge-out service operations under the responsibility of the RLECs has significantly reduced the amount of capital expenditures made to support this line of business in recent quarters. In addition, nonrecurring settlements from several disputes arising out of interconnection agreements, totaling approximately $0.6 million, reduced cost of services in the first nine months of 2004 whereas no comparable settlements were recorded in the first nine months of 2003. Partially offsetting these decreases were the $0.6 million noncash gain from the pension curtailment that reduced pension expenses and a $0.4 million adjustment to restructuring accruals that further reduced operating expenses in the edge-out services in the first nine months of 2003. No similar pension curtailment gains or adjustments to restructuring accruals were recorded in the first nine months of 2004.

Operating Income

Net operating income increased approximately $7.1 million from $33.4 million, or 24.3% of total revenues in the first nine months of 2003, to $40.5 million, or 27.6% of total revenues in the first nine months of 2004. The increase is primarily attributable to the increase in revenues in the RLEC operations. Net operating income in the RLEC operations increased $5.9 million, or 14.1%, to $48.2 million in the first nine months of 2004 from $42.3 million in the first nine months of 2003. This represented 35.0% and 33.3% of total revenues, respectively. For the edge-out services, the net operating loss improved $1.2 million, or 13.2%, to $7.7 million in the nine month period ended September 30, 2004 from $8.9 million in the nine month period ended September 30, 2003.

Interest Expense

Interest expense decreased $1.8 million to $46.7 million, or 31.8% of total revenues, in the first nine months of 2004 compared to $48.5 million, or 35.2% of total revenues, in the first nine months of 2003. The decrease is partially attributed to an accrual of $1.3 million in interest expense in the third quarter of 2003 related to certain income tax return audit adjustments made by the Internal Revenue Service as part of an audit they were conducting. The remaining decrease in interest expense is attributed primarily to a lower average outstanding balance of long-term debt during the first nine months of 2004 compared to same period of 2003. This decrease was partially offset by an accrual for interest expense of approximately $0.4 million in the second quarter of 2004 related to income tax refunds that are the subject of two lawsuits filed against us as further discussed under “—Deferred Income Tax Contingency” below.

Other Income

For the nine month period ended September 30, 2004, we had other income of $2.4 million compared to other income of $2.1 million in the nine month period ended September 30, 2003, a change of $0.3 million, or 15.0%. The increase is attributed primarily to approximately $0.4 million in realized losses on the disposal of marketable equity securities recognized in the first nine months of 2003 whereas no comparable realized losses were recognized in the first nine months of 2004.

Income Tax Expense

Income tax expense in the first nine months of 2004 was $0.2 million, an increase of $0.1 million from an income tax expense of $0.1 million in the first nine months of 2003. In the third quarter of 2004, based upon our completed income tax returns for 2003, we recorded certain entries to recognize the positions we took in those income tax returns and made related adjustments to reduce our valuation allowance against our deferred income tax assets. Accordingly, this resulted in an income tax benefit of $1.5 million being recognized in the third quarter of 2004. Offsetting this benefit was income tax expense of $2.0 million recorded in the second quarter of 2004 related to two lawsuits filed against subsidiaries of ours by the Department of Justice.

In the fourth quarter of 2003, we recognized an income tax benefit of $2.7 million related to refunds received in 2002. We received the refunds after making certain amendments to our 1998 income tax returns. The benefit was recognized after we were advised that the statute of limitations for taxing authorities to assert audit adjustments against our 1998 income tax returns had expired in 2003.

However, in June 2004, the Department of Justice, on behalf of the Internal Revenue Service, filed suits against two of our subsidiaries, Gulf Coast Services, Inc. and Coastal Utilities, Inc., that received the refunds from the amended 1998 returns and subsequently recognized the benefit. The lawsuits claim that the refunds were erroneous refunds and demand repayment in the amount of approximately $2.9 million. We had paid approximately $0.9 million related to these claims in the first quarter of 2004 as part of a separate year income tax audit adjustment. Accordingly, during the second quarter of 2004, we accrued the remaining $2.0 million as income tax expense and also accrued $0.4 million in related interest expense to recognize the potential exposure under the suits. We believe that our position taken in the amended income tax returns was appropriate under current tax laws and we intend to vigorously defend against these claims.

Net Loss

Our net loss improved $9.1 million from a net loss of $13.1 million, or 9.5% of total revenues, in the first nine months of 2003, to $4.0 million, or 2.7% of total revenues, in the first nine months of 2004, as a result of the factors discussed above. The RLEC operations reported net income of $23.4 million in the first nine months of 2004 compared to net income of $15.8 million in the first nine months of 2003, an increase of $7.7 million. For the nine month periods ended September 30, 2004 and 2003, our edge-out services had net losses of $27.5 million and $28.9 million, respectively, an improvement of $1.4 million. Our EBITDA increased $1.1 million from $74.8 million, or 54.4% of total revenues, for the first nine months of 2003, to $75.9 million, or 51.7% of total revenues, for the first nine months of 2004. (See footnote (c) under “Selected Historical Financial and Operating Data” for a definition of EBITDA and reconciliation of EBITDA to net cash provided by (used in) operating activities.)

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Revenues

Total revenues for the year ended December 31, 2003 were $186.4 million, an increase of $2.2 million from $184.2 million for the year ended December 31, 2002. Revenues in the RLEC operations were $172.5 million in 2003, an increase of $3.6 million, or 2.1%, from revenues of $168.9 million in 2002.

For 2003, our RLEC operations and edge-out services provided approximately 92.5% and 7.5%, respectively, of our revenues. Comparatively, for 2002, our RLEC operations provided 91.7% of our revenues and our edge-out services provided 8.3% of our revenues.

Voice Services.    Revenues from voice services, which are comprised of local, network access and long distance service, as a percentage of total revenues, were approximately 81.4% and 83.5% for the years ended December 31, 2003 and 2002, respectively.

Local service revenues decreased by $2.0 million, primarily attributable to anticipated lower network access revenues, as a result of lower universal support receipts, in 2003 compared to 2002. In addition, local service revenues were impacted by the decrease in voice access lines.

Long distance revenues in 2003 increased $1.0 million compared to 2002 due to an increase in the number of long distance accounts served.

At December 31, 2003, the RLECs served 185,903 voice access lines, a decrease of 4,350 voice access lines, or 2.3%, from 190,253 voice access lines served at December 31, 2002.

Internet and Enhanced Data Services.    Revenues from Internet and enhanced data services were $2.8 million higher in 2003 than in 2002 as a result of growth in the number of DSL connections. The RLECs finished 2003 with 24,181 DSL connections in service compared to 16,423 DSL connections in service at the end of 2002, an increase of 7,758 connections or 47.2%.

Edge-Out Services.    Revenues in our edge-out services in 2003 were $13.9 million, a decrease of $1.4 million, or 8.6%, from the prior year revenues of $15.3 million, as a result of a decrease in the average number of voice access lines and high-speed data connections in service during 2003 compared to 2002. At December 31, 2003 and 2002, our edge-out services served approximately 15,144 and 17,049 voice access and high-speed data connections, respectively, an 11.2% decrease.

Miscellaneous Revenues.    Miscellaneous revenues increased $1.9 million in 2003 compared to 2002 and is attributed to the impact on miscellaneous revenues in 2002 from approximately $1.5 million in bad debts being charged against revenues for pre-petition amounts of two customers, MCI WorldCom and Global Crossing, which filed for bankruptcy during the second quarter of 2002. No comparable bad debt charges were recognized in 2003.

Operating Expenses

Total operating expenses decreased $11.3 million from $155.3 million, or 84.3%, of total revenues in 2002, to $144.0 million, or 77.2%, of total revenues in 2003. Approximately $2.7 million of the decrease is the result of a one-time, non-cash gain from a pension curtailment in the first quarter of 2003. Accrual of benefits for qualified plan participants who are not members of bargaining units in our non-contributory, defined benefit pension plan was frozen in the first quarter of 2003. As a result, Statement of Financial Accounting Standards No. 88, Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits became effective. The pension plan curtailment resulted in an immediate net gain of $2.8 million, of which $2.7 million resulted in a reduction in pension expenses and $0.1 million went to reduce capital additions. The gain was recognized in the first quarter of 2003 and was allocated between our operating subsidiaries who participate in the pension plan. Although further accrual of benefits by plan participants is frozen, we have a continuing obligation to fund the plan and continue to recognize net periodic pension expense. Approximately $2.1 million of the net gain was recognized as a reduction of pension expenses in our RLECs and $0.6 million as a reduction of pension expenses in our edge-out services.

Approximately $3.4 million of the decrease in operating expenses resulted from changes in restructuring expenses, with the majority of the decrease, or $3.2 million, in the edge-out services. In 2003, we recognized a benefit of approximately $0.7 million for adjustments made to restructuring accruals to recognize differences between actual operating results and our original estimates of restructuring expenses properly recorded in prior years in accordance with Emerging Issues Task Force Issue 94-3 (“EITF 94-3”). In 2002, we recorded restructuring expenses of $2.8 million. The remaining decreases in operating expenses are attributed to further expense reductions realized primarily in our edge-out services and to a lesser degree in the RLECs when compared to the prior year.

These operating expense reductions were partially offset by certain higher operating expenses. Our short-term incentive accruals increased $2.5 million in 2003 compared to 2002. In addition, during the fourth quarter of 2003, we accrued a one-time charge of $1.1 million for potential sales tax liabilities that may be retroactively imposed on the RLECs. We also recognized $0.9 million in expenses for DSL modems used in the RLEC operations. Prior to the third quarter of 2003, under our accounting policies, the cost of DSL modems were capitalized. However, beginning in the third quarter of 2003, we began expensing DSL modems as their cost fell below the threshold for capitalization.

Cost of services, as a percentage of total revenues, decreased from 30.6% in 2002 to 26.9% in 2003, and selling, general and administrative expenses, as a percentage of total revenues, decreased from 26.3% in 2002 to 22.4% in 2003. Depreciation and amortization expenses, as a percentage of total revenues, increased from 27.5% in 2002 to 27.9% in 2003.

RLEC Operating Expenses.    Operating expenses in the RLECs in 2003 were $118.1 million, a decrease of $1.1 million, or 1.0%, from 2002 operating expenses of $119.2 million. Cost of services were $41.9 million in 2003, a decrease of $1.6 million, or 3.6%, from $43.5 million in 2002. Selling, general and administrative expenses decreased $1.1 million, or 2.7%, from $40.4 million in 2002 to $39.3 million in 2003. Restructuring expenses in the RLECs were $0.1 million in 2002 compared to a benefit of $0.1 million in 2003, a change of $0.2 million. These decreases were offset by an increase of $1.7 million in depreciation and amortization expenses to $36.9 million in 2003 from $35.2 million in 2002. In the RLECs, in addition to the impact of slower growth on our operating expenses, we also realized a full year of cost reductions in 2003 from the implementation of more cost efficient methods of managing our business processes in earlier years.

Edge-Out Services Operating Expenses.    In our edge-out services, operating expenses in 2003 were $25.9 million compared to operating expenses in 2002 of $36.1 million, a decrease of $10.2 million or 28.3%. Cost of services decreased approximately $4.5 million, or 35.4%, to $8.3 million in 2003 from $12.8 million in 2002. Depreciation and amortization was $15.1 million in 2003 and $15.4 million in 2002, a decrease of $0.3 million, or 1.9%. Selling, general and administrative expenses decreased $2.2 million, or 41.5%, to $3.1 million in 2003 from $5.3 million in 2002. Restructuring expenses in the edge-out services were $2.6 million in 2002 compared to a benefit of $0.6 million in 2003, a change of $3.2 million. The benefits from the changes we implemented to our cost structure in our edge-out services in the fourth quarter of 2001 and the third quarter of 2002 were fully realized in 2003.

Operating Income

Net operating income increased approximately $13.6 million, or 47.2%, from net operating income of $28.9 million, or 15.7% of total revenues in 2002 to net operating income of $42.5 million, or 22.8% of total revenues in 2003. The increase is attributed primarily to the reductions in operating expenses in the RLECs and edge-out services. Net operating income in the RLECs increased $4.7 million, or 9.5%, to $54.4 million in 2003 from $49.7 million in 2002. In our edge-out services, our net operating loss improved $8.9 million, or 42.6%, to a net operating loss of $12.0 million in 2003 from a net operating loss of $20.9 million in 2002.

Interest Expense

Interest expense decreased $0.8 million to $64.4 million, or 34.6% of total revenues, in 2003 compared to $65.2 million, or 35.4% of total revenues, in 2002. The decrease in interest expense is primarily attributable to a lower average balance of long-term debt outstanding and slightly lower weighted average interest rates during 2003 compared to 2002. This decrease was partially offset by the accrual of $1.4 million in interest expense related to a potential income tax liability.

Other Income

For 2003, we had other income, net of approximately $3.6 million compared to other expenses, net of $2.5 million in 2002, a change of $6.1 million. Included in other expenses for 2002 is a $4.0 million realized loss for a decrease in the fair market value of an investment in US Unwired, Inc. common stock that was deemed to be other than temporary and an impairment charge of $2.1 million taken against the carrying value of our investment in US Carrier Telecom, LLC that is accounted for using the equity method. No such comparable charges were recorded in 2003.

Income Tax Benefit

We recorded an income tax benefit of $1.8 million in 2003 compared to income tax expense of $1.6 million in 2002, a change of $3.4 million. The change is attributable primarily to the recognition of a $2.7 million in income tax refunds in 2003 that offset income tax expense. During 2002, after consultation with our tax advisors, we amended certain prior year income tax returns that resulted in refunds of approximately $7.8 million. We received the refunds in 2002 and recorded them as deferred income tax liabilities. In the third quarter of 2003, the Internal Revenue Service, as part of an audit, verbally notified us that our position in the amended income tax returns would be disallowed and in the fourth quarter, we received formal notice of disallowance. The refunds impacted by this IRS notification totaled $5.1 million and remain as part of our deferred income tax liabilities. The remaining $2.7 million was recognized as an income tax benefit.

Net Loss

Our net loss improved $24.2 million from a net loss of $40.7 million, or 22.1% of total revenues, in 2002, to a net loss of $16.5 million, or 8.8% of total revenues, in 2003, as a result of the factors discussed above. We reported net income in our RLEC operations of $22.4 million in 2003 compared to net income of $8.5 million in 2002, an increase of $15.2 million, or 210.2%. For 2003 and 2002, our edge-out services reported a net loss of $38.9 million and $47.9 million, respectively, an improvement of $9.0 million, or 18.8%. Our EBITDA increased $21.4 million from $76.8 million, or 41.7% of total revenues, in 2002, to $98.2 million, or 52.7% of total revenues, in 2003. (See footnote (c) under “Selected Historical Financial and Operating Data” for a definition of EBITDA and reconciliation of EBITDA to net cash provided by (used in) operating activities.)

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Revenue

Total revenues for the year ended December 31, 2002 were $184.2 million, a decrease of $0.1 million from $184.3 million for the year ended December 31, 2001. Revenues in the RLECs were $168.9 million in 2002, a decrease of $2.3 million, or 1.3%, from revenues of $171.3 million in 2001.

For 2002, our RLEC operations and edge-out services provided approximately 91.7% and 8.3%, respectively, of our revenues. Comparatively, for 2001, our RLEC operations provided 92.9% of our revenues and our edge-out services provided 7.1% of our revenues.

Voice Services.    Revenues from voice services, which are comprised of local, network access and long distance service, as a percentage of total revenues, were approximately 83.5% and 84.9% for the years ended December 31, 2002 and 2001, respectively.

Local service revenues decreased $3.1 million in 2002. Local service revenues were unfavorably impacted by decreases in our voice access lines in service and lower network access revenues. In addition, we sold two exchanges in Illinois in May 2001 that contributed approximately $1.2 million in revenues in 2001 prior to the date of their disposal for which no comparable revenues were reported in 2002.

Long distance revenues in 2002 were $14.8 million, a decrease of $0.3 million compared to long distance revenues of $15.1 million in 2001.

At December 31, 2002, our RLECs served 190,253 voice access lines, a decrease of 4,557, or 2.3%, from 194,810 voice access lines served at December 31, 2001.

Internet and Enhanced Data Services.    Revenues from Internet and enhanced data services were $4.4 million higher in 2002 than in 2001 as a result of growth in the number of DSL connections. The RLECs finished 2002 with approximately 16,420 DSL connections compared to approximately 11,140 DSL connections at the end of 2001, an increase of 5,280 connections.

Edge-Out Services.    Revenues generated by the edge-out services in 2002 grew $2.1 million over the prior year, or 16.3%, to $15.3 million, as a result of an increase in the average number of voice access lines and high-speed data connections in service during 2002. At December 31, 2002 and 2001, our edge-out services served approximately 17,049 and 17,424 voice access and high-speed data connections, respectively, representing a 2.2%  decrease.

Miscellaneous Revenues.    Miscellaneous telecommunications service and equipment revenues decreased $3.2 million in 2002. Miscellaneous telecommunications service and equipment revenues decreased primarily as a result of higher bad debt charges being recognized in 2002 compared to 2001. The most significant bad debt charges were recognized in connection with the bankruptcies of two interexchange carriers, MCI WorldCom and Global Crossing.

Operating Expenses

Total operating expenses decreased $29.0 million from $184.3 million, or 100.0% of total revenues in 2001, to $155.3 million, or 84.3% of total revenues in 2002. Cost of services, as a percentage of total revenues, decreased from 37.2% in 2001 to 30.6% in 2002, and selling, general and administrative expenses, as a percentage of total revenues, decreased from 29.6% in 2001 to 24.8% in 2002. Restructuring charges were 1.5% of total revenues in both 2002 and 2001. Depreciation and amortization expenses, as a percentage of total revenues, decreased from 31.7% in 2001 to 27.5% in 2002. The decrease is attributable to lower operating expenses in both the RLECs and the edge-out services.

RLEC Operating Expenses.    Operating expenses in our RLEC operations in 2002 were $119.2 million, a decrease of $16.1 million, or 11.9%, from operating expenses in 2001 of $135.3 million. The decrease is primarily the result of lower amortization expenses in 2002 than in 2001. Effective with the adoption of SFAS 142 in the first quarter of 2002, we were no longer permitted to amortize our goodwill. In 2001, expenses associated with the amortization of goodwill were approximately $16.5 million in the RLECs for which no comparable amortization expense was recognized in 2002. In addition, the RLEC’s cost of services were approximately $3.1 million lower in 2002 than 2001 primarily as a result of expense reduction measures and the impact on expenses from the disposal of two exchanges in Illinois in the second quarter of 2001. These reductions in operating expenses in the RLECs were offset by an increase in depreciation expense and selling, general and administrative expenses. Depreciation expenses increased approximately $3.4 million as a result of a higher average balance of telephone plant and equipment in service in 2002 than in 2001. Selling, general and administrative expenses increased $0.1 million in 2002 compared to 2001 primarily due to an increase in non-cash, long-term incentive plan expenses of $3.8 million. In addition, the RLECs recognized a restructuring charge of $0.1 million in 2002 whereas no restructuring charges were recognized in 2001.

Edge-Out Services Operating Expenses.    For our edge-out services, operating expenses in 2002 were $36.1 million compared to operating expenses in 2001 of $49.9 million, a decrease of $13.8 million or 27.6%. The decrease in operating expenses reflects the strategy for the edge-out services to achieve positive cash flow with a slower targeted growth rate and significant cost reductions as well as the realignment of its operations in 2002 under the responsibility of the managers of the respective RLECs. Cost of services decreased approximately $9.2 million, or 41.8%, primarily as a result of lower personnel costs and circuit expenses. Selling, general and administrative expenses decreased $9.7 million, or 55.3%, primarily attributed to a smaller sales, marketing and engineering support function and lower overhead expenses. Operating expenses in the edge-out services reflect restructuring charges of $2.6 million accrued in the third quarter of 2002 and $2.8 million accrued in the fourth quarter of 2001.

Operating Income

Net operating income increased approximately $28.9 million from net operating income of $6,000 to net operating income of $28.9 million, or 15.7% of total revenues in 2002. The increase is primarily attributable to non-amortization of goodwill and expense reductions realized in both the RLECs and the edge-out services. Net operating income in the RLECs increased $12.9 million, or 35.1%, to $49.7 million in 2002 from $36.8 million in 2001. In our edge-out services, the net operating loss improved $15.9 million, or 43.3%, to a net operating loss of $20.9 million in 2002 from a net operating loss of $36.8 million in 2001.

Interest Expense

Interest expense increased $0.6 million to $65.2 million, or 35.4% of total revenues, in 2002 compared to $64.6 million, or 35.1% of total revenues, in 2001. The increase in interest expense is primarily attributable to a higher average outstanding balance of long-term debt during 2002 compared to 2001 in conjunction with a higher weighted average interest rate. The increase in the average outstanding balance is attributed primarily to Madison River Telephone’s issuance of three unsecured term notes, with an aggregate principal balance of $20.0 million, to the former stockholders of Coastal Utilities, Inc. in April 2002. The notes, which bear interest at approximately 8.43%, accrued interest expense of $1.3 million in 2002. The notes were issued, in addition to 18.0 million Class A member units in Madison River Telephone, in exchange for a majority of the outstanding redeemable minority interest held by the former stockholders. Accordingly, minority interest expense decreased to $0.3 million in 2002 from $1.1 million in 2001.

Other Expenses

For 2002, we had other net expenses of approximately $2.5 million compared to other net expenses of $14.7 million in 2001, a change of $12.2 million. Included in other expense for 2002 is a $4.0 million realized loss for a decrease in the fair market value of our investment in US Unwired, Inc. common stock that was deemed to be other than temporary and an impairment charge of $2.1 million taken against the carrying value of our investment in US Carrier Telecom, LLC that is accounted for using the equity method. Included in other net expenses for 2001 are realized losses on the disposal of marketable equity securities of approximately $9.5 million and impairment losses on investments accounted for using the equity method of $8.9 million.

Income Tax Expense

We recorded income tax expense of $1.6 million in 2002 compared to an income tax benefit of $5.6 million in 2001, a change of $7.2 million. The change is attributable to higher taxable income in 2002 compared to 2001 and the addition of $1.5 million to our valuation allowance for deferred income tax assets whereas no additions were made to the valuation allowance in 2001.

Net Loss

Our net loss improved $34.1 million from a net loss of $74.8 million, or 40.6% of total revenues, in 2001, to a net loss of $40.7 million, or 22.1% of total revenues, in 2002, as a result of the factors discussed above. The RLECs reported net income of $8.5 million in 2002 compared to a net loss of $11.0 million in 2001, an improvement of $18.2 million. For 2002 and 2001, the edge-out services had a net loss of $47.9 million and $63.9 million, respectively, an improvement of $16.0 million. Our EBITDA increased $34.1 million from $42.7 million, or 23.2% of total revenues, in 2001, to $76.8 million, or 41.7% of total revenues, in 2002. (See footnote (c) under “Selected Historical Financial and Operating Data” for a definition of EBITDA and reconciliation of EBITDA to net cash provided by (used in) operating activities.)

Liquidity and Capital Resources

Following the reorganization transactions, Madison River Communications will be a holding company with no business operations, sources of income or assets of its own. Its only significant assets will be its direct and indirect ownership of the capital stock/member interests of its subsidiaries. Accordingly, the only sources of cash to pay our obligations are cash on hand and distributions from our subsidiaries from their net earnings and cash flows. Even if our subsidiaries determine to pay a dividend on, or make a distribution in respect of, their capital stock/member interests, we cannot guarantee that our subsidiaries will generate sufficient cash flow to pay such a dividend or distribute such funds or that they will be permitted to pay such dividend or distribution under the terms of our new credit facilities, their contractual obligations or the laws of their jurisdiction of incorporation.

At September 30, 2004, we had total liquidity of $63.7 million, which consisted of cash and cash equivalents of $22.7 million and available borrowings under our lines of credit with the RTFC of $41.0 million.

At September 30, 2004, we had a working capital deficit of approximately $9.2 million compared to positive working capital of $9.5 million at September 30, 2003, a change of $18.7 million. The change was attributable primarily to an increase of $7.6 million in the current portion of long-term debt as a result of an amendment entered into with the RTFC in the third quarter of 2003. Under the amendment, we did not have any scheduled principal payments to the RTFC until the third quarter of 2004. Therefore, at September 30, 2003, our current portion of long-term debt was $4.2 million compared to $11.8 million at September 30, 2004. Our current liabilities other than the current portion of long-term debt at September 30, 2004 reflect the accrual of $1.7 million for hurricane-related expenses whereas no similar accrual was recorded in current liabilities at September 30, 2003. At September 30, 2004, our current assets were $8.5 million lower than our current assets at September 30, 2003, primarily from a $4.4 million decrease in cash and cash equivalents and a $1.8 million decrease in inventories. The decrease in cash and cash equivalents was largely due to the repayment of approximately $6.4 million in long-term debt and $21.0 million on revolving credit facilities with the RTFC. The decrease in inventories was attributable to certain switching equipment, valued at $1.6 million, being included in inventory at September 30, 2003 during the period of time it was being transferred between operations within the company. No comparable amounts were recorded in inventories at September 30, 2004.

Operating Activities.    For the nine months ended September 30, 2004 and 2003, we generated cash from operating activities of $21.4 million and $24.3 million, respectively. For the nine months ended September 30, 2004, our net loss before non-cash charges such as depreciation, amortization and long-term incentive plan expenses reflected net cash provided of $27.7 million, a decrease of $3.4 million compared to $31.1 million for the first nine months of 2003. For the year ended December 31, 2003, we generated net cash from operating activities of $43.7 million and for the year ended December 31, 2002, we generated net cash from operating activities of $32.1 million, an increase of $11.6 million, or 36.1%. In 2003, we continued to reduce our expenses in both the RLEC operations and the edge-out services, which resulted in a lower use of cash. Operating expenses, excluding non-cash depreciation and amortization expenses, in 2003 were $91.9 million in 2003 compared to $104.7 million in 2002, a decrease of $12.8 million. For the year ended December 31, 2002, we generated net cash from operating activities of $32.1 million and for the year ended December 31, 2001, we used net cash in our operating activities of $19.8 million, a change in net cash flows from operating activities of approximately $51.9 million. For 2002, our net loss before non-cash charges of depreciation, amortization, long-term incentive plan expenses, realized losses on marketable equity securities and investment impairment charges and equity losses in unconsolidated subsidiaries reflected net cash provided of $23.3 million compared to $4.5 million for 2001, an improvement of $18.8 million. In addition, net cash used for current liabilities in 2002 was approximately $24.1 million lower in 2002 than in 2001. Also, in 2002, we received income tax refunds of approximately $6.1 million for which no comparable refunds were received in 2001.

Investing Activities.    For the nine months ended September 30, 2004, net cash used for investing activities was $9.1 million and consisted of $11.7 million in cash used for the purchase of telephone plant and equipment partially offset by cash received from the redemption of subordinated capital certificates by the RTFC in the amount of $1.4 million and changes in other assets of $1.2 million. For the nine months ended September 30, 2003, net cash used in investing activities was $2.7 million and consisted of $6.3 million used for the purchase of telephone plant and equipment partially offset by $2.0 million in cash received from the redemption of subordinated capital certificates by the RTFC (discussed below under “—Long-Term Debt and Revolving Credit Facilities”) and $1.6 million from changes in other assets. We anticipate our purchases of telephone plant and equipment to be approximately $15.5 million in 2004 compared to $12.2 million in 2003 and $12.3 million in 2002. The increase is attributed largely to capital expenditures incurred in the fourth quarter of 2004, primarily for the transmission and distribution facilities, related to hurricane damages. For the year ended December 31, 2003, net cash used in investing activities was $10.0 million. This consisted primarily of capital expenditures of $12.2 million and was partially offset by the redemption of $2.0 million in RTFC subordinated capital certificates. For the year ended December 31, 2002, net cash used in investing activities was $10.7 million, primarily due to capital expenditures of $12.3 million. This was offset by net cash received of $0.7 million from redemption of subordinated capital certificates by the RTFC and a decrease in other assets of $0.9 million. For the year ended December 31, 2001, we used $24.0 million in cash for investing activities. Cash used for investing activities was primarily for the purchase of telephone plant and equipment in the amount of $39.9 million. This was offset by proceeds from the sale of telephone plant and equipment of $13.5 million and decreases in other assets of $2.4 million.

Financing Activities.    For the nine months ended September 30, 2004, net cash used for financing activities included $14.7 million used to repay long-term debt, $2.1 million for the repurchase of a portion of our 13 1/4%

senior notes in the open market and $1.0 million for the partial redemption of a minority interest in Coastal Communications, Inc. For the nine months ended September 30, 2003, net cash used in financing activities included $13.6 million used for repayment of long-term debt and $1.0 million for the partial redemption of a minority interest in Coastal Communications, Inc. For the year ended December 31, 2003, net cash used in financing activities was $25.5 million and was attributable to scheduled principal payments on long-term debt of $13.6 million, the repayment of $21.0 million outstanding on a line of credit and the redemption of $1.0 million of a minority interest in Coastal Communications, Inc. These uses of cash were partially offset by the proceeds of a $10.0 million advance on a line of credit. For the year ended December 31, 2002, net cash used in financing activities was $23.0 million. The net use of cash for financing activities was attributable to scheduled principal payments on long-term debt of $20.4 million and the repayment of an outstanding line of credit of $10.0 million. In addition, during 2002, we redeemed $2.0 million in member’s interest in Madison River Telephone and $1.0 million in minority interest in Coastal Communications, Inc. and advanced $1.4 million to certain of our managing directors. These uses of cash were offset by the proceeds of $4.0 million from advances on a line of credit and $7.8 million from borrowings under a term loan. For the year ended December 31, 2001, net cash provided by financing activities was $2.0 million. The primary components of this increase in cash were proceeds from long-term debt of $17.0 million, offset by repayments on long-term debt of $15.3 million.

Off-Balance Sheet Arrangements

As of September 30, 2004, we had no off-balance sheet arrangements as defined under Regulation S-K 303(a)(4).

Material Contractual Cash Obligations

The following table contains a summary of our material contractual cash obligations as of September 30, 2004:

	Cash Payments Due by Period (amounts in thousands)
	Total	October-December 2004	2005- 2006	2007-2009	2010 and after
Long-term debt—principal(a)	$645,303	$4,721	$24,137	$39,488	$577,350
Long-term debt—interest(b)	401,115	8,234	58,456	179,068	155,357
Operating leases(c)	8,121	377	2,478	2,254	3,012
Redemption of minority interest(d)	3,000	—	2,000	1,000	—
Other contractual cash obligations(e)	6,071	1,121	2,664	1,493	793

Material contractual cash obligations	$1,063,610	$14,453	$89,735	$223,303	$736,512

(a)	Includes scheduled principal repayments per long-term debt agreements. Amount includes the unamortized discount of $1.9 million on the existing notes and includes $393,000 for a note payable to an existing equity investor which is convertible into Class A units of Madison River Telephone. Our long-term debt is discussed further below and in Note 7 to Madison River Telephone’s audited consolidated financial statements included in the back of this prospectus.
(b)	Includes estimates of interest expense on long-term debt amounts currently outstanding based on scheduled principal repayments and certain interest rate assumptions for our various tranches of long-term debt. Our long-term debt is discussed further below and in Note 7 to Madison River Telephone’s audited consolidated financial statements included in the back of this prospectus.
(c)	Amount is shown net of estimated sublease income from current subleases.
(d)	See “—Minority Interest in Coastal Communications, Inc.” below and Note 14 to Madison River Telephone’s audited consolidated financial statements included in the back of this prospectus.
(e)	Includes miscellaneous other commitments represented by contracts or other agreements requiring scheduled cash outlays in future periods. Amounts presented are on an undiscounted basis and include, among other things, maintenance agreements, service agreements, professional fees and employment agreements.

Long-Term Debt and Revolving Credit Facilities

At September 30, 2004, Madison River Capital, LLC or its subsidiaries had outstanding borrowings totaling $424.2 million under our existing credit facilities with the RTFC. In addition, we had outstanding $198.0 million in 13 1/4% senior notes that are due in March 2010, $23.1 million in notes due to the Coastal shareholders and a $0.4 million miscellaneous note payable. In January 2004, a $2.3 million mortgage note payable entered into at the time of the Coastal Communications acquisition, and secured by land and buildings used in those operations, was repaid in full.

RTFC Debt Facilities

Our subsidiary, MRLTDF, is the borrower under a loan agreement with the RTFC. MRLTDF is the holding company for three of our RLECs: Mebtel, Inc., Gulf Coast Services, Inc. and Coastal Communications, Inc. Each of these RLECs and Gallatin River Holdings, LLC has provided a guaranty to the RTFC and its operating assets and revenues are subject to a first mortgage lien in favor of the RTFC.

As of September 30, 2004, MRLTDF had approximately $424.2 million in term loans outstanding with the RTFC. Of this amount, $412.6 million in term loans bear fixed interest rates that range between 5.65% and 9.05%, with a weighted average rate approximating 7.8%. The fixed interest rates expire at various times, beginning in October 2004 through August 2006, depending on the terms of the note. Upon the expiration of the fixed interest rates, the term loans will convert to the RTFC’s prevailing base variable interest rate plus a 1.0% interest rate adder. We have the ability to allow the interest rate on a term loan to remain variable or to choose a fixed rate as is then available and in effect for similar loans for any portion or all of the principal amount then outstanding on the term loan, provided the RTFC offers a fixed rate. The remaining $11.6 million term loan has a variable interest rate of 6.85% at December 31, 2004. In total, as of September 30, 2004, our weighted average interest rate on all RTFC term debt is 7.7%.

Our loan agreement with the RTFC matures in November 2016. Quarterly principal payments through 2010 are approximately $2.3 million. Beginning in 2011, scheduled principal payments increase, ranging from $8.9 million to $17.5 million per quarter through the end of 2016. At the closing of this offering, we will repay the obligations of MRLTDF under the existing credit facilities, including accrued and unpaid interest and prepayment premiums, out of the proceeds of this offering and the new credit facilities and cash on hand.

As a condition of obtaining long-term financing from the RTFC, we purchased subordinated capital certificates that represent ownership interests in the RTFC equal to 10% of the amount borrowed. The RTFC financed the purchase of the subordinated capital certificates by increasing the balance advanced for a loan by an amount equal to the subordinated capital certificates purchased.

At September 30, 2004, we owned $42.7 million in subordinated capital certificates. The subordinated capital certificates are redeemed for cash on an annual basis, at par, in an amount equivalent to 10% of the term loan principal that was repaid in the prior year. Therefore, at September 30, 2004, based on the principal payment of $2.3 million made in the third quarter of 2004, we have approximately $0.2 million in subordinated capital certificates eligible to be redeemed in 2005. In March 2004 and March 2003, the RTFC redeemed approximately $1.4 million and approximately $2.0 million, respectively, of our subordinated capital certificates. In connection with our repaying the outstanding obligations under the credit facilities, our remaining subordinated capital certificates will be redeemed by the RTFC.

We also receive a share of the RTFC’s net margins in the form of patronage capital refunds. Patronage capital is allocated based on the percentage that our interest payments contribute to the RTFC’s gross margins. Currently, 70% of the RTFC’s patronage capital allocation is retired with cash after the end of the year, and 30% is paid in the form of patronage capital certificates. The patronage capital certificates will be retired with cash in accordance with the RTFC’s board-approved fifteen-year rotation cycle.

In addition to the term loans, we also have two secured revolving lines of credit with the RTFC. One line of credit is a $31.0 million facility at MRLTDF and has no annual paydown provisions. This line of credit bears interest at the RTFC base rate for a standard line of credit plus 50 basis points, or 6.9% at December 31, 2004. During the first quarter of 2004, we repaid the $10.0 million we had advanced against this line of credit as of December 31, 2003. The entire $31.0 million is fully available to be drawn. The second line of credit is a $10.0 million facility that is available to Coastal Utilities, Inc. for general corporate purposes. Under the terms of this line of credit, we must repay all amounts advanced under this facility within 360 days of the first advance and bring the outstanding amount to zero for a period of five consecutive days in each 360-day period. This line of credit is fully available to be drawn and bears interest at the RTFC base rate for a standard line of credit plus 100 basis points, or 7.4% at December 31, 2004. This line of credit was initially unsecured. In April 2004, we provided the RTFC with a first lien security interest in the assets of Coastal Utilities, Inc. to secure this line of credit. Each line of credit is scheduled to expire in March 2005.

Senior Notes

Madison River Capital, LLC is the issuer of $200.0 million in publicly traded 13 1/4% senior notes outstanding that are due in March 2010. The senior notes are callable beginning in March 2005 at 106.625%. Interest is payable semiannually on March 1 and September 1 of each year. The senior notes are registered with the SEC and are subject to the terms and conditions of an indenture. In June 2004, as permitted under the terms of our loan agreement with the RTFC, MRLTDF acquired $2.0 million in outstanding senior notes for approximately $2.1 million. The senior notes, which are held by MRLTDF, are considered to be retired and the Company recognized approximately $0.2 million as a loss from the extinguishment of long-term debt in the second quarter of 2004. At September 30, 2004, the senior notes had a carrying value of $196.1 million, which is net of a $1.9 million unamortized discount. At the closing of this offering, we will satisfy and discharge the obligations of Madison River Capital, LLC under the senior notes, including the accrued and unpaid interest and redemption premiums thereon, out of the proceeds of this offering and borrowings under the new credit facilities and cash on hand. Following the closing of this offering, we will redeem the senior notes in full in accordance with the provisions of the indenture governing the existing notes.

Other Long-Term Debt

Included in our other indebtedness are three unsecured term notes issued to the Coastal shareholders in April 2002 with an aggregate outstanding principal balance of $23.1 million. On November 24, 2004, Madison River Telephone entered into an agreement with the Coastal shareholders to repay the outstanding principal amount of notes owed to them, plus accrued and unpaid interest thereon, in exchange for $20.0 million in cash plus 2,000,000 newly issued Madison River Telephone Class A membership units, representing an approximately 1% ownership interest in Madison River Telephone. Madison River Telephone financed the cash payment and related fees and expenses utilizing borrowings under the Coastal facility. The Coastal facility is in a principal amount of $20.8 million, matures on May 22, 2010 and accrues interest at 8.4257% per annum through June 30, 2005, increasing retroactively to 13% per annum if not repaid by such time. Madison River Telephone has the option of paying accrued interest under the Coastal facility in cash or having it capitalized and added to the principal amount of the loans under the Coastal facility. We will repay the outstanding borrowings plus accrued and unpaid interest under the Coastal facility out of the proceeds of this offering and the new credit facilities and cash on hand.

In addition, Madison River Telephone has outstanding a note payable of $0.4 million that bears interest at 8.0% per annum and is due on demand. The principal amount and unpaid interest are due in October 2011. The note is held by Madison Dearborn Capital Partners, L.P., one of our existing sponsors. The note is unsecured and, at any time prior to the payment of the entire principal amount, the holder may convert all unpaid principal and accrued interest into Class A units in Madison River Telephone. As part of the reorganization transactions, the note will be converted into 392,610 Class A units, which will be exchanged for common stock in Madison River Communications pursuant to the reorganization transactions.

Interest Rates

On October 7, 2004, the fixed interest rate on one of our RTFC notes with an outstanding principal balance of $121.4 million expired. The note, with a fixed interest rate of 9.05% prior to expiration, converted to the RTFC’s prevailing variable base rate plus 1.0% interest rate adder, or 6.3%, on October 7, 2004. After conversion of this interest rate, our fixed rate term loans with the RTFC total $291.2 million at a weighted average interest rate of 7.2% and our variable rate term loans with the RTFC total $133.0 million at a variable interest rate of 6.3%. Therefore, as of October 7, 2004, our weighted average interest rate on all our secured debt with the RTFC is approximately 6.95% and our weighted average interest rate on all outstanding long-term debt is 8.95%.

On November 20, 2004, a second note with an outstanding principal balance of $101.9 million and a fixed interest rate of 6.95% converted to the RTFC’s prevailing variable interest rate plus the 1.0% interest rate adder.

Minority Interest in Coastal Communications, Inc.

As part of the consideration paid in the Coastal Communications, Inc. acquisition in March 2000, Madison River Telephone issued to the Coastal shareholders 300 shares of Series A stock and 300 shares of Series B non-voting common stock of Coastal Communications, Inc. in the face amount of $10.0 million and $5.0 million, respectively. The Series A and Series B stock had put and call features that were defined pursuant to the terms of a shareholders’ agreement and were exercisable by the holders and Coastal Communications, Inc. In 2002, Madison River Telephone completed an agreement with the Coastal shareholders that, among other things, modified certain provisions of the shareholders’ agreement. Under the terms of the agreement, the Coastal shareholders exchanged certain of their equity interests in Coastal Communications, Inc. for equity in Madison River Telephone and the note payable from Madison River Telephone described above.

Coastal Communications, Inc. redeemed 30 shares of Series A Stock retained by the Coastal shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction. Under the terms of the amended shareholders’ agreement, the Coastal shareholders have the right to require Coastal Communications, Inc. to redeem their remaining shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1.0 million, in any thirteen-month period. Accordingly, the Coastal shareholders put 30 shares of Series A stock to Coastal Communications, Inc. in June 2003 and July 2004 and, in each case, Coastal Communications, Inc. redeemed the shares for approximately $1.0 million shortly thereafter. After the redemption in July 2004, the Coastal shareholders continue to hold 90 shares of Series A stock with the next available put right for 30 shares occurring in August 2005. Under the terms of the agreement, we may at any time require the Coastal shareholders to sell their shares of Series A stock to us for a purchase price of $33,333.33. At the closing of this offering, we will repurchase the 90 remaining shares of Series A stock held by the Coastal shareholders for an aggregate purchase price of $3.0 million of the proceeds of this offering and borrowings under the new credit facilities and cash on hand.

Deferred Income Tax Contingency

During 2002, after consultation with our tax advisors, we amended certain prior year income tax returns that resulted in refunds to the Company of approximately $7.8 million. We received the refunds in 2002 and recorded them as deferred income tax liabilities. In the third quarter of 2003, the Internal Revenue Service, as part of an audit, verbally notified us that our position taken in the amended tax returns would be disallowed and in the fourth quarter of 2003, we received formal notice of such action by the IRS. The refunds impacted by this IRS notification totaled approximately $5.1 million and these amounts continue to be included in our deferred income tax liabilities. Based on discussions with our tax advisors, we believe that our position is appropriate under current tax laws and we intend to vigorously defend the position taken in our amended income tax returns. We continue to accrue interest expense of approximately $0.1 million quarterly related to these refunds until the issue is resolved. At this time, we cannot assure you that we will prevail in our defense of our position taken in the amended income tax returns and we are uncertain as to the amount of time it will take to resolve. If we are not successful, we may be required to repay the amounts received as refunds plus accrued interest. We believe this matter may take up to two years to resolve.

The remaining $2.7 million in refunds for 1998 amended income tax returns, which were not included in the IRS notification and for which we were advised the statute of limitations for audit adjustments had expired, were recognized as an income tax benefit in the fourth quarter of 2003. However, in June 2004, the Department of Justice filed suit against two of our subsidiaries, Gulf Coast Services, Inc. and Coastal Utilities, Inc., claiming that these were erroneous refunds of income taxes that our subsidiaries received which the United States of America is entitled to have returned. The amount of erroneous refunds being sought in the lawsuits total approximately $2.9 million. In the first quarter of 2004, as the result of certain income tax audit adjustments made related to the examination of a separate year, we paid approximately $0.9 million of these claims. Accordingly, to recognize our potential exposure under the lawsuits, we accrued the remaining $2.0 million as deferred income taxes payable during the second quarter of 2004. We also recognized $0.4 million in interest expense on these refunds. Based on discussions with our tax advisors, we believe that our position taken in the amended income tax returns is appropriate under current tax laws and we intend to vigorously defend against these claims. However, if we are not successful, we may be required to repay the amounts received as refunds plus the accrued interest and plaintiff’s costs.

Post-Transactions Liquidity, Capital Resources and Long-Term Debt

The following table summarizes our material contractual cash obligations immediately following the transactions:

	Cash Payments Due by Period (amounts in thousands)
	Total	Year 1	Years 2-3	Years 4-5	Thereafter
Long-term debt—principal(a)	$455,555	$—	$—	$—	$455,555
Long-term debt—interest(b)
Operating leases(c)	8,121	377	2,478	2,254	3,012
Other contractual cash obligations(d)	6,071	1,121	2,664	1,493	793

Material contractual cash obligations	$464,192	$1,498	$5,142	$3,747	$453,805

(a)	As of September 30, 2004, on a pro forma basis, $455.6 million would have been outstanding as term loans under our new term loan facilities and $75.0 million would have been available for borrowing under our new revolving credit facilities.
(b)	Includes estimates of interest expense on the pro forma amounts outstanding under our new credit facilities based on scheduled principal repayments and certain interest rate assumptions.
(c)	Amount is shown net of estimated sublease income from current subleases.
(d)	Includes miscellaneous other commitments represented by contracts or other agreements requiring scheduled cash outlays in future periods. Amounts presented are on an undiscounted basis and include, among other things, maintenance agreements, service agreements, professional fees and employment agreements.

New Credit Facilities

At September 30, 2004, on a pro forma basis, we would have had approximately $455.6 million principal amount of consolidated indebtedness, consisting of seven-year senior secured term loans under the new term loan facility portion of our new credit facilities. In addition, $75.0 million would have been available under the new revolving credit facility portion of our new credit facilities. Principal and interest payments under our new credit facilities will represent significant liquidity requirements for us. Borrowings under our new credit facilities will bear interest either at a base rate plus a margin or at LIBOR plus a margin. In addition to paying interest on the outstanding principal amount of loans under our new credit facilities, we will be required to pay a commitment fee to the lenders under the revolving portion of the new credit facilities in respect of unused commitments at a rate equal to 0.50% per annum. The new credit facilities will require us to repay loans under our new credit facilities out of excess cash flow and out of net proceeds from certain dispositions of assets, debt issuances and equity issuances and during certain periods when our total leverage ratio exceeds certain thresholds. Our new credit facilities will impose restrictions on our operations, including our ability to make capital expenditures and incur additional debt, will limit the ability of our subsidiaries to make distributions to us, which may limit our ability to pay dividends, and will require us to maintain certain financial ratios. These restrictions could limit our ability to respond to unanticipated liquidity demands and to take advantage of business opportunities. See “Description of New Credit Facilities” for a more detailed description of our new credit facilities.

Capital and Liquidity Requirements

Our dividend policy, working capital needs, including our working capital deficit, our debt service requirements and our capital expenditures will be funded from our cash flow from operations and our existing liquidity on-hand, including available borrowings under the revolving portion of our new credit facilities. In the near term, we expect that our primary uses of cash will include:

•	payments of dividends on Madison River Communications’ common stock in accordance with our dividend policy;

•	scheduled interest payments on our new credit facilities;

•	building and equipment repairs, restoration of services to customers and other operating expenses as well as capital expenditures for the transmission and distribution plant damaged by Hurricane Ivan;

•	the maintenance and growth of our telephone plant and network infrastructure;

•	the maintenance, upgrade and integration of operating support systems and other automated back office systems;

•	sales and marketing expenses;

•	corporate overhead; and

•	personnel and related expenses.

As a result of the dividend policy that our board of directors will adopt upon completion of this offering, we currently intend to pay an initial dividend of $         per share on or about                  , 2005 and to continue to pay quarterly dividends at an annual rate of $         per share for the first full year following the closing of this offering, subject to various restrictions on our ability to do so. The cash requirements of the expected dividend policy are expected to be funded from our cash flows from operations. We will not be able to borrow under our new credit facilities to fund dividends. In determining that our operations will generate sufficient cash flows to fund our dividend policy, we reviewed and analyzed numerous factors, including assumptions regarding future capital expenditures, interest expense, taxes and other matters. The factors we reviewed and the assumptions we made are discussed in detail under “Dividend Policy and Restrictions.” We believe that our dividend policy will significantly limit, but not preclude, our ability to pursue growth out of cash generated by operations. If we pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current anticipated capital expenditure requirements. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment.

We currently estimate that capital expenditures in 2004 will be approximately $15.5 million and expect capital expenditures in 2005 to be approximately $13.4 million. Included in the $15.5 million for 2004 is approximately $2.5 million in capital expenditures to replace certain telephone plant and equipment, primarily our transmission and distribution facilities used to serve the coastal areas of our RLEC operations in Alabama, as a result of damages from Hurricane Ivan. For the first nine months of 2004, our capital expenditures were approximately $11.7 million and for the year ended December 31, 2003, our capital expenditures were approximately $12.2 million. Our use of cash for capital expenditures in the first nine months of 2004 and in 2003 and 2002 was significantly less than we have incurred in prior years. This is a result of several factors. First, we invested a significant amount in capital additions during 2000 and 2001 to build-out and enhance our telephone plant and network facilities in our markets. Absent major changes in the technology that we employ, we believe that we have facilities in place capable of providing a high level of service to our customers without significant alterations or enhancements. A large portion of our capital expenditures in 2004 have been directed toward maintaining our existing facilities. Second, we have experienced slower growth in recent quarters for our RLEC operations including losses in the number of voice access lines we serve. In addition, we have not expanded our edge-out services into any new markets, nor do we have any current intentions to expand into new markets, and our existing edge-out operations have not demonstrated any growth as part of our business plan to generate sustainable cash flow. Therefore, there is minimal demand currently to expand our telephone plant or network facilities. In 2004 and 2005, the demand for use of capital in the expansion of our telephone plant and network facilities has been assessed and will continue to be assessed, in part, using factors such as the increase in demand for access lines and communications services and the introduction of new technologies that will provide an appropriate return on capital invested. We are continuing to assess potentially adding video services to the suite of products we offer to our customers. At this time, we are not certain what types of video services we may offer, if any, or what types of technology we may use to deliver these services to our customers. Depending on the outcome of this process, we may see an increase in our capital expenditures in future periods to support the delivery of this service to our customers.

Based on our business plan, we currently project that cash and cash equivalents on hand, available borrowings under our new credit facilities and our cash flow from operations will be adequate to meet our foreseeable operational liquidity needs, including funding our working capital deficit, for the next 12 months. However, our actual cash needs may differ from our estimates, and those differences could be material. Our future capital requirements will depend on many factors, including, among others:

•	the accuracy of our estimates for capital needed to make hurricane-related repairs and restoration of services;

•	the extent to which we consummate any significant additional acquisitions;

•	our success in maintaining a net positive cash flow in our edge-out operations;

•	the demand for our services in our existing markets;

•	our ability to acquire, maintain, develop, upgrade and integrate the necessary operating support systems and other back office systems; and

•	regulatory, technological and competitive developments.

We may be unable to access the cash flow of our subsidiaries since certain of our subsidiaries are parties to our new credit facilities or other borrowing agreements that restrict paying dividends or making intercompany loans and investments, and those subsidiaries are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future. In addition, future agreements that our subsidiaries may enter into governing the terms of indebtedness may restrict our subsidiaries’ ability to pay dividends or advance cash in any other manner to us. Our subsidiaries’ ability to pay dividends or make distributions to us is also subject to the laws of their jurisdiction of incorporation.

To the extent that our business plans or projections change or prove to be inaccurate, we may require additional financing or require financing sooner than we currently anticipate. Sources of additional financing may include commercial bank borrowings, other strategic debt financing, sales of non-strategic assets, vendor financing or the private or public sales of equity and debt securities. We cannot assure you that we will generate sufficient cash flow from operations in the future or that future borrowings or other financings will be available to us in amounts sufficient to provide adequate working capital, service our indebtedness, make anticipated capital expenditures or pay dividends on our common stock. Failure to obtain adequate financing, if necessary, could require us to significantly reduce our operations or level of capital expenditures which could have a material adverse effect on our projected financial condition and results of operations.

Critical Accounting Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. In making these estimates, we considered various assumptions and factors that will differ from the actual results achieved and will need to be analyzed and adjusted in future periods. These differences may have a material impact on our financial condition, results of operations or cash flows.

Allowance for Uncollectible Accounts

We evaluate the collectibility of our accounts receivable using a combination of estimates and assumptions. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, such as a bankruptcy filing or substantial down-grading of credit scores, we record a specific allowance against the customer’s account based on our estimate of the net realizable value of what we believe can be reasonably collected. For our other accounts receivable, we estimate the net realizable value of the accounts based on a review of specific customer balances, our trends and experience with prior receivables, the current economic environment and the length of time the receivables are past due. If circumstances change, we review the adequacy of the allowance and our estimates of the net realizable value.

Revenues

We recognize revenues from universal service funding and charges to interexchange carriers for switched and special access services. In certain cases, our RLEC subsidiaries participate in interstate revenue and cost sharing arrangements, referred to as pools, with other telephone companies. These pools are managed by the National Exchange Carrier Association, or NECA, which also provides administrative functions, such as the filing of the interstate access tariffs in which our operating companies participate. The NECA pools are funded by charges made by participating companies to customers. The revenue we receive from participation in NECA pools is based on our actual cost of providing the interstate services. Such costs are not precisely known until after year-end and special jurisdictional cost studies are completed. Cost estimates may be updated from time to time during the year, based on updated estimates of costs determined from review of actual costs for a portion of the year. Because our NECA pool revenues are based upon our costs, revenues are also necessarily calculated during the year based on our cost estimates until final cost studies are completed. Final cost studies are generally completed during the second quarter following the year. Detailed rules for cost studies and participation in NECA pools are established by the FCC and codified in Title 47 of the Code of Federal Regulations.

Goodwill and Long-Lived Assets

Goodwill represents the excess of the purchase price of our acquisitions over the fair value of the net assets acquired and has an indefinite life. In accordance with the provisions of SFAS 142, we test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as significant underperformance by a reporting unit relative to its historical or its projected future operating results, significant regulatory changes that would impact the financial condition or future operating results of the reporting unit or significant adverse industry or economic trends. In performing our review of goodwill under the terms of SFAS 142, we make certain estimates regarding the implied fair value of our individual operating companies where goodwill is recorded. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we estimate using undiscounted cash flows and comparative market multiples when available and appropriate. In completing our analysis of the carrying value of goodwill, we rely on a number of factors, including actual operating results, market data and future business plans.

If our analysis indicates goodwill is impaired, measuring its impairment requires a fair value estimate of each identified tangible and intangible asset. In determining an estimate of fair value in the case of an impairment of goodwill, we would use the best information available, which may include among other things, quoted market prices, prices for similar assets and liabilities or present value techniques as allowed under SFAS 142. See Note 1 to the consolidated financial statements for further discussion regarding goodwill.

We review the carrying value of our long-lived assets, primarily our fiber network, in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), to determine if the carrying value of these assets has been impaired. Our review on the carrying value of long-lived assets is conducted on an annual basis or more frequently if events or circumstances indicate that an impairment may exist. In accordance with the terms of SFAS 144, we estimate the undiscounted future cash flows to be generated by our long-lived assets and compare them to the carrying value of the respective assets. If the carrying value of the fiber network exceeds the undiscounted expected future cash flows, an impairment exists for the amount by which the carrying value of the asset exceeds its estimated fair value. Our estimate of the fair value of the long-lived asset would be made using the best information available, which may include among other things, quoted market prices, prices for similar assets and liabilities or present value techniques as allowed under SFAS 144.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities” (“VIEs”), the primary objective of which is to provide guidance on the identification of entities for which control is achieved through means other than voting rights and to determine when and which business enterprise should consolidate the VIEs. This new model applies when either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance the entity’s activities without additional financial support. FIN 46 also requires additional disclosures. The Interpretation was effective immediately for interests acquired subsequent to January 31, 2003 and was effective March 31, 2004 for interests in VIEs created before February 1, 2003. The Company has not obtained an interest in any VIEs since January 31, 2003. The Company determined that an unconsolidated company in which it holds an investment accounted for under the equity method is a VIE under FIN 46 but the Company is not the primary beneficiary of the VIE. As a result, the provisions of FIN 46 did not have an impact on the Company’s financial condition or results of operations.

In December 2003, the FASB revised and re-released FIN 46 as “FIN No. 46R”. The provisions of FIN 46R are effective for periods ending after March 15, 2004. The adoption of FIN 46R did not have a material impact on the Company’s financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Although we invest our short-term excess cash balances, the nature and quality of these investments are restricted under our internal investment policies. These investments are limited primarily to U.S. Treasury agreement and agency securities, certain time deposits and high quality repurchase agreements and commercial paper. We do not invest in any derivative or commodity type instruments. Accordingly, we are subject to minimal market risk on our investments.

Our long-term secured debt facilities with the RTFC mature in 2016. On October 7, 2004, the fixed rate on one of our notes with an outstanding principal balance of $121.4 million expired and the interest rate converted to the RTFC’s variable rate of interest plus the 1.0% interest rate adder, or 6.3%, and it currently remains variable. Therefore, as of October 7, 2004, our fixed rate secured debt with the RTFC was $291.2 million at a weighted average rate of 7.2%. The remaining fixed rates on these term loans expire beginning November 2004 through August 2006. Upon the expiration of the fixed interest rates, these term loans will convert to the RTFC’s prevailing base variable interest rate plus a 1.0% interest rate adder. We have the ability to allow the interest rate on a term loan to remain variable or to choose a fixed rate as is then available and in effect for similar loans for any portion or all of the principal amount then outstanding on the term loan, provided the RTFC offers a fixed rate. Our other fixed rate long-term debt consists of our senior notes that have a stated fixed rate of 13.25% and a miscellaneous note for $0.4 million bearing an 8.0% fixed interest rate. As of October 7, 2004, we also had $133.0 million in term loans with the RTFC that accrue interest at a variable rate of 6.3%. A one percent change in the underlying interest rates for this variable rate debt would have an impact of approximately $1.3 million per year on interest expense. Accordingly, we are subject to only minimal interest rate risk on our long-term debt while our remaining fixed rates are in place. As of October 7, 2004, our weighted average interest rate on our fixed rate and variable rate secured debt with the RTFC was approximately 6.95% and our weighted average interest rate on all outstanding long-term debt was 8.95%.

We anticipate that, immediately following consummation of the transactions, our primary market risk exposure will consist of interest rate risk relating to the variable rate borrowings under our new credit facilities. Borrowings under the new credit facilities will be outstanding at either a base rate plus a margin or LIBOR plus a margin. Depending on the composition of borrowings under our new credit facilities, we may be vulnerable to changes in interest rates. The credit agreement governing our new credit facilities will require that we employ hedging strategies such that not less than 50% of the loans outstanding under our new term loan facilities carries a fixed rate of interest for three years following consummation of the transactions. We may also consider entering into voluntary arrangements to hedge additional portions of our interest rate exposure, with the objective of reducing the financial impact on us of fluctuations in market interest rates, using arrangements such as interest rate swaps. Based on what we expect to be our outstanding indebtedness upon completion of the transactions, and without giving effect to any interest rate protection measures we may adopt, our potential loss in terms of pre tax earnings and cash flows from a 1% increase in interest rates would be approximately $         million on an annual basis, attributable to the impact of the interest rate increase on our variable rate borrowings.

INDUSTRY OVERVIEW

Industry and market data used throughout this prospectus were obtained from our own research, studies conducted by third parties and industry and general publications published by third parties. In some cases, these data are management estimates based on our industry and other knowledge. Neither we nor the underwriters have independently verified market and industry data from third-party sources. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources.

Industry Participants

Industry participants include both incumbent and competitive local exchange carriers which are incumbent telephone companies that maintain local networks and provide local service and interexchange access to residential and business users. The local exchange industry is comprised of a few large, well-known companies, including the four RBOCs, several mid-sized companies like us, and hundreds of relatively small independent companies. Local exchange carriers range in size from 3.2 million access lines to family-owned local exchange carriers with less than 5,000 access lines. Incumbent local exchange carriers were the providers of local service in their service territories prior to the passage of the federal Telecom Act and have generally retained local service obligations. The Telecom Act, which amended the Communications Act of 1934, as amended, or the Communications Act, substantially changed the regulatory structure applicable to the telecommunications industry, with a stated goal of stimulating competition for virtually all telecommunications services, including local telephone service, long distance service and enhanced services. Competitive local exchange carriers have emerged as competing providers of local service since the passage of the Telecom Act. See “Regulation—Federal Regulation.”

Large incumbent local exchange carriers generate the vast majority of the nation’s local exchange revenues and provide a majority of the nation’s access lines. According to the FCC, total local exchange revenues in 2003 were over $123 billion. A majority of the mid-sized and small incumbent local exchange carriers operate in rural areas and are referred to as rural local exchange carriers. Rural local exchange carriers generally experience stable revenues and predictable cash flows due to their stable customer bases and limited wireline competition. Compared to urban operators, rural local exchange carriers, which serve rural communities and small cities and towns, generally have limited wireline competition because of the lower customer density in their service areas and the high residential percentage of their subscriber base. In addition, rural local exchange carriers benefit from a favorable regulatory environment which limits the requirement to resell elements of their networks to competing carriers and a universal service fund which compensates rural local exchange carriers to the extent they have to offset the higher costs of operating in rural areas.

Rural local exchange carriers owned by families or small groups of individuals face technical, administrative and regulatory complexities of the local telephone business which challenge the capabilities of local management. We believe that the owners of many of these small companies will consider selling their businesses. In addition, several larger, urban oriented, telephone companies have sold, or are considering selling, a portion of their rural telephone exchanges in order to focus on major metropolitan operations that generate the majority of their revenues. As a result, we believe that there will be further acquisition opportunities for rural telephone operations.

Interexchange carriers generally provide long distance services between telephone users, often using local exchange carriers networks to originate and terminate calls. These interexchange carriers operate interconnected networks that comprise, together with the local exchange carriers, a system referred to as the public switched telephone network, or PSTN. Through the PSTN, any user of wireline telecommunications services has the ability to place a call to any other wireline user in the nation. Other providers, such as wireless carriers, and technological developments, such as digital microwave, satellite and VOIP, offer alternatives to traditional telecommunications services.

BUSINESS

Our Business

Overview

We operate RLECs that serve business and residential customers in Alabama, Georgia, Illinois and North Carolina. We offer our customers a variety of telecommunications services, including local and long distance voice services and Internet access services. Our RLECs have been serving their local communities for over 50 years.

We were founded with the goal of acquiring, integrating and improving operations at RLECs. Since 1998, we have acquired our four RLECs. With these acquisitions, we purchased established businesses with stable cash flows, governmental authorizations and certifications in place, operational support systems, experienced management and key personnel and technologically advanced facilities. We believe our disciplined approach to operations has allowed us to improve the operations at each of our acquired RLECs.

Our RLECs benefit from limited competition and a favorable regulatory environment, which we believe leads to stable operations. Competition is typically limited in areas served by RLECs because they primarily are sparsely populated and rural, with predominantly residential customers. Accordingly, the cost of operations and capital investment requirements for new entrants is high. At the same time, existing state and federal regulations permit us to charge rates that enable us to recover our operating costs plus a reasonable rate of return on our invested capital (as determined by relevant regulatory authorities). In addition, we benefit from federal policies establishing the principle that rates in rural areas should be reasonably comparable to rates in urban areas. These policies have resulted in state and federal universal service funding payments to assist in the recovery of costs in high cost rural areas, such as those served by our operating companies. For the nine months ended September 30, 2004 and the year ended December 31, 2004, 6.4% and 6.1%, respectively, of our total revenues were attributable to such payments.

Madison River Communications was formed as a Delaware corporation in December 2003 to hold the existing business of Madison River Telephone. Madison River Telephone currently serves as the ultimate parent of our operating subsidiaries. We will consummate the reorganization transactions in connection with the completion of this offering. Pursuant to the reorganization transactions, Madison River Communications will become the successor to Madison River Telephone. The reorganization transactions will not affect our operations, which we will continue to conduct through our operating subsidiaries. See “The Transactions.”

As of September 30, 2004, our RLECs had 234,204 connections consisting of 196,479 voice access and 37,725 DSL connections in service. Our RLEC customer base was comprised of 123,052 residential access lines and 60,908 business access lines, 100,931 long distance accounts and 16,653 dial-up Internet access subscribers. In addition, our RLECs provided the following custom calling features to customers: 51,498 voicemail accounts, 71,520 caller identification accounts, 69,661 call waiting accounts and 58,269 call forwarding accounts.

An important part of our operating strategy for acquisitions is to maintain, to the extent possible, the local identity, customer service and management presence of the acquired company. With the exception of Gallatin River, our RLECs continue to operate with the same corporate identity by which they were recognized before the acquisition. The exchanges and assets that comprise Gallatin River were acquired from Sprint and, therefore, were renamed. The responsibility for the operations of each RLEC is directed by an experienced, local management team. We have consolidated certain functions, including the purchase of certain products and services for the benefit of all of our RLECs, at Madison River Management, LLC, or Madison River Management, in an effort to provide efficiencies and cost savings that could not be gained by each RLEC acting individually. Madison River Management provides certain management services to each of our operating companies, including: personnel and payroll management; finance, accounting and tax services; legal, regulatory and compliance advice; and information technology, data processing and engineering services. The services are performed at a set annual rate which is negotiated in large part based on the size of the operating company and the services to be provided. Our RLECs pay Madison River Management aggregate fees of $20.8 million per year for these services. In addition, our RLECs share information between respective management teams regarding process improvements that have been implemented and best practices that are employed to leverage the knowledge developed by each RLEC and further the overall improvement in operations.

Our Strengths

We believe we are distinguished by the following competitive strengths, each of which will contribute to produce stable cash flows:

•	Long-standing local operations with limited competition. As a locally-managed and operated rural telephone company, active in our markets for over 50 years, we believe we have a reputation for providing high quality telecommunications services. We feel we play an integral role in the communities we serve. We believe our thorough knowledge of the markets we operate in, our established operations and our reputation for a high standard of service give us a competitive advantage.

•	Proven track record of service growth. We have succeeded in consistently growing the services used by our customers by offering a fully-integrated bundle of local, long-distance and Internet and enhanced data services as well as other enhanced services such as call waiting and caller identification. For example, our DSL service penetration as a percentage of households in our service area was 29.4% at September 30, 2004 compared to the national average of 9.3% at such time. As of September 30, 2004, 54.9% of our local service customers used our long distance service, up from 50.9% at September 30, 2003. The services we provide can be purchased separately but more often are included in a package with selected other service offerings, often referred to as bundling. We believe that a fully-integrated bundle of services increases penetration of new and existing services and customer loyalty.

•	Technologically advanced and scalable network infrastructure. We have a technologically advanced network capable of delivering a full suite of telecommunications services to our customers. We are currently able to offer DSL to approximately 97% of our customers and our network is capable of supporting future generations of broadband services with minimal investment in physical infrastructure. We currently provide high-speed Internet service at speeds of up to 3.0 megabytes per second and are capable of providing multi-megabyte service to approximately 86% of our DSL-eligible customers.

•	Disciplined approach to operations. We bring a disciplined approach to operations, including a strict budgeting process and providing our employees with incentives to meet operating targets and improve cash flows. We believe our disciplined approach to operations allows us to acquire RLECs and improve their operations.

•	Successful track record of acquisitions and integration. Since 1998, we have acquired and integrated four rural telephone companies that were established businesses with stable cash flows, governmental authorizations in place, operational support systems, experienced personnel and technologically advanced facilities. We believe we have successfully integrated these telephone companies within our organization and have been able to improve the business and operations at each of these acquired telephone companies.

•	Experienced and proven management team. We have an experienced management team, averaging over 30 years of experience in telecommunications, network engineering and operations, customer care, sales and marketing, project development, regulatory management and finance. We believe our management team has successfully demonstrated the ability to acquire and integrate strategic assets into our existing operations. Further, we believe the skill and experience of our management team continues to provide significant benefits to us as we evaluate opportunities to enhance and expand our service offerings and grow our rural telecommunications business.

•	Geographically diversified markets. Our RLECs provide local and long distance services and high-speed data and Internet access in the states of Alabama, Georgia, Illinois and North Carolina. Operating in four states limits our exposure to regulatory or operational risk in any one state. We are certified to provide intrastate local, toll and access services in the states of Alabama, Georgia, Illinois, North Carolina, Kentucky, South Carolina, Tennessee, Florida, Mississippi, Louisiana and Texas.

Our Strategy

Our objective is to maintain and strengthen our position as a leading provider of telephone services in our target markets in the Southeast and Midwest. The key elements of our strategy include:

•	Continuing to improve operating efficiencies. We have centralized many of our business and back office functions, including network management, network operations, information technology, procurement, regulatory, finance, accounting, legal and human resources, resulting in a more efficient utilization of resources. By providing these centrally managed resources to our operating companies, we allow our local management and customer service functions to focus on their business locally and better serve our customers in a cost-effective manner. We intend to continue to identify and develop more cost efficient methods of managing our business processes, including sharing and implementing best practices across our operations, to provide a higher level of service to our operating companies and our customers.

•	Taking a disciplined approach to capital expenditures. We purchased established telephone companies with operational support systems and technologically advanced network facilities. Furthermore, we invested significant amounts during 2000 and 2001 to build-out and enhance our telephone plant and network facilities in our markets. Absent major changes in technology, we believe that our network facilities are capable of providing a high quality, full suite of telecommunications services to our customers without significant alterations or enhancements. We currently estimate that capital expenditures in 2004 will be approximately $15.5 million and expect capital expenditures in fiscal 2005 to be approximately $13.4 million. We will continue to maintain a disciplined approach to making capital expenditures. We review each element of our business to determine possible capital expenditure programs and then prioritize them based on a return on investment model.

•	Improving on our competitive position through superior service offerings. We focus on delivering superior, high quality services to our customers. We were the first company in our markets to offer high-speed Internet access and regularly introduce new services to our customers. We also were the first company to offer a bundle in our markets which offers, for a single price, unlimited use of local telephone service, long distance service, high-speed DSL service for Internet access as well as custom calling features, including caller identification and voicemail. We intend to continue to add new services and provide bundle offerings which we believe will allow us to continue to build upon our strong competitive position.

•	Expanding market position through knowledge of local markets. We have dedicated and experienced senior managers and customer service representatives located in each region in which we operate with an extensive knowledge of the dynamics of their specific markets and the needs of our customers. In each of our markets, we maintain business offices that provide our customers the opportunity to meet personally with our local management, customer service and sales representatives and pay their bills directly. We intend to build upon our local presence to continue to produce better than industry average growth in customer connections and strong customer retention.

•	Growing through selective acquisitions. We believe that we can continue to add value to our business by selectively acquiring rural telecommunication assets and effectively integrating them into our organization. In evaluating acquisition opportunities, we apply rigorous selection criteria which include, among other things, the opportunity to improve cost structure, margins and operations; current and historical operating performance; geographic location of network; market demographic profile; quality of infrastructure and facilities; regulatory environment; and outlook, integration and management.

Products and services

We seek to capitalize on our local presence and network infrastructure by offering a full suite of integrated communications services in voice, high-speed data, fiber transport, Internet access and long distance services, as well as value-added features such as call waiting, caller identification, voicemail and conference bridge services, all on one bill. Set forth below are brief descriptions of the communications services we provide to our customers in our markets:

Local voice services

We provide basic local voice telephone service to residential and business customers in our franchised territories. Except for customers of Gallatin River, our customers are charged a flat monthly fee for the use of this service. Our Gallatin River customers pay a flat fee plus local usage pursuant to a local measured service type tariff. We also offer our customers a variety of custom calling features, such as voicemail, caller identification, call waiting and call forwarding. These custom calling features are bundled into packages with other services and sold at a discount as well as being offered separately. We charge a flat monthly fee for these custom calling features that will vary depending on the bundled offering and types of services selected.

Also included in our local voice service revenues are network access revenues. Network access revenues are earned for the origination and termination of long distance calls, and usually involve more than one carrier providing long distance service to the customer. Long distance calls are generally billed to the customer originating the call. Therefore, a mechanism is required to compensate each carrier involved in providing services related to the long distance calls such as the origination and termination of the long distance call. This mechanism is referred to as a network access charge and revenues from these charges are derived from charges to the end user of the service as well as billings to interexchange carriers for the use of our facilities to access our customers. In addition, contributions received from our participation in universal service funding support mechanisms are included as part of network access revenues. Universal service funding mechanisms provide support for the capital invested in communications infrastructure to promote universal telecommunications services at affordable rates for rural customers. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, local voice service revenues represented 67.4% and 68.1%, respectively, of our total revenues.

Long distance voice services

We provide long distance voice services under our own brand names in each of our franchised territories. Long distance voice revenues are earned as our long distance customers make calls. The charges are based on the length of the calls and the rate charged per minute unless offered under one of our bundled packages at a fixed price. In addition, some customers pay a fixed minimum monthly charge for our long distance service independent of the actual calls made. We bundle our long distance service with other custom calling features to offer an attractively priced option to our customers. We have a resale agreement with Global Crossing to provide long distance transmission services to our customers. During the third quarter of 2003, we renewed our agreement with Global Crossing until April 2005. The current resale agreement has a $100,000 minimum monthly volume commitment. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, long distance voice service revenues represented 7.7% and 8.4%, respectively, of our total revenues.

Internet and enhanced data services

We provide DSL services and dial-up Internet services in our franchised territories. Our DSL service provides high-speed access to the Internet at upload and download speeds up to 3.0 megabytes per second. Our DSL services are purchased by both residential and business customers for a monthly fee. Currently, we are capable of providing DSL service to approximately 97% of our customers. Our dial-up Internet service provides customers, primarily residential customers, a connection for unlimited access to the Internet over their existing phone lines for a flat monthly fee. Customers using our Internet access services have the ability to establish an email account and to send and receive email. We offer our customers these services as part of discounted packages that include other services and features. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, Internet and enhanced data service revenues represented 10.3% and 8.7%, respectively, of our total revenues.

Edge-out services

In markets near our franchised territories, we provide local, long distance and high-speed data services primarily to medium and large businesses. In addition, as part of our edge-out services, we maintain and market a fiber transport and Internet egress business to customers primarily in the Southeast region of the United States. In our edge-out markets, we provided basic local exchange services to 12,519 voice access lines and 661 high-speed data connections as of September 30, 2004. Approximately 61% of our edge-out customers take our data product. In addition, we provide data and Internet related services to our customers primarily using asynchronous transfer mode, or ATM, switches distributed strategically throughout our network, enabling customers to use a single network connection to communicate with multiple sites throughout our fiber optic network and egress to the Internet. Our transport business customers are other interexchange carriers and major accounts and we provide services such as intercity transport, including both high capacity and optical wavelength transport, metro access services and Internet egress services at a DS-3 level and above. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, edge-out service revenues represented 6.2% and 7.5%, respectively, of our total revenues.

Telephone directory and other miscellaneous revenues

Our telephone directory and other miscellaneous revenues consist primarily of revenues from advertising sold in our telephone directories, revenues earned from construction of telecommunications facilities for customers, revenues earned from sales of telephone equipment to business customers and revenues earned from other carriers for billing their long-distance customers for long-distance calls and collecting the amounts due.

Our directory service provides telephone directories in our RLEC markets that consist of residential and business white and yellow page listings and advertisements. We currently produce nine different directories in our service areas. We provide this service through third-party contractors who pay us a percentage of revenues realized from the sale of advertising placed in these directories.

For certain large customers, we earn revenues from construction of certain telecommunication facilities designed for their specific use. We are a reseller of telephone equipment, such as telephone systems and handsets, primarily to business customers. As part of this service, we provide installation and support to our customers including maintenance under contract agreements for fees based on the level of services provided. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, telephone directory and other miscellaneous revenues represented 8.4% and 7.3%, respectively, of our total revenues.

We are currently assessing the potential benefits of adding video services to the suite of products we offer to our customers. Since we are early in the planning process for this product offering, at this time we are not certain what types of video services we may offer, if any, or what types of technology we may use to deliver these services to our customers.

Our Markets

Our RLEC markets are predominantly in rural areas and small towns and cities. We are the incumbent provider of basic telephone services in these markets. At September 30, 2004, our RLECs served 183,960 voice access lines in service, of which approximately 67% were residential and 33% were business. We believe our RLEC markets have demonstrated the need and potential for a provider of a full range of communications solutions. We strive to be the service provider of choice for our customers in our RLEC markets by providing a full suite of integrated communications services in local and long distance voice, high-speed data, Internet access and custom calling features.

We have dedicated and experienced senior managers and customer service representatives located in each region in which we operate with an extensive knowledge of the dynamics of their specific markets and the needs of our customers. In each of our markets, we maintain business offices that provide our customers the opportunity to meet personally with our local management, customer service and sales representatives and pay their bills directly.

Our four RLECs, their location, date acquired and total number of voice access and high-speed digital subscriber line, or DSL, connections in service at September 30, 2004 are:

Company	Location	Date Acquired	Connections at September 30, 2004
Mebtel, Inc.	Mebane, North Carolina	January 1998	14,717
Gallatin River Communications, LLC	Galesburg, Illinois	November 1998	83,825
Gulf Telephone Company	Foley, Alabama	September 1999	71,524
Coastal Utilities, Inc.	Hinesville, Georgia	March 2000	50,958

Sales and marketing

Our marketing approach emphasizes customer oriented sales, marketing and service with a local presence. For our RLECs, we market our products primarily through our customer service and sales representatives supported by direct mail, bill inserts, newspaper advertising, website promotions, public relations activities and sponsorship of community events. Best sales practices are shared amongst our RLECs. In each of our RLEC markets, we maintain business offices that allow our customers the opportunity to pay their bills directly or meet personally with our customer service and sales representatives. Our customer service and sales representatives are well trained and earn incentive compensation to promote sales of services to customers that meet their unique needs. In each RLEC, we also have quota-carrying outside sales representatives that market to businesses by offering focused, customized proposals.

The services we provide can be purchased separately but more often are included in a package with selected other service offerings, often referred to as bundling, and sold at a discount. Our sales and marketing strategy for our RLECs focuses on the bundling of services and the benefits it provides to our customers. We believe that a fully-integrated bundle of services maximizes our opportunity to increase penetration of new and existing services and reduces our risks of losing customers to increasingly aggressive competitors. We feel that the convenience and simplicity of a single provider and a single bill, in addition to the cost savings, is highly valued by our customers. Because of the convenience a bundle offers, we believe customers are more satisfied and less likely to select other vendors as their telecommunications provider.

During the past year, we introduced a residential bundled offering in each of our markets which we have branded as our “No Limits” package. Our results show that the No Limits package has been successful in increasing penetration rates in services such as DSL and long distance and we expect this trend to continue during 2004. Many of our existing customers selecting the No Limits package are new DSL subscribers and long distance customers and this has led to an overall increase in our monthly average revenue per unit for a subscriber of the bundle of approximately $16.

The No Limits bundle is marketed to our residential customers at approximately $85 per month, with the price varying slightly by location. We believe our pricing points for the No Limits package is at a level equal or better than packages offered by cable, wireless, and interexchange competitors in our markets. The No Limits package offers:

•	unlimited local telephone service;

•	unlimited nationwide long distance;

•	unlimited use of our most popular custom calling features including caller identification and voicemail; and

•	unlimited use of our high-speed DSL service for Internet access.

We also employ marketing campaigns to systematically move customers from our dial-up Internet service to DSL and from purchasing single services to purchasing bundled options like the No Limits package. Because of the convenience a bundle offers, we believe customers are more satisfied and less likely to seek other vendors for their voice and data services.

In our edge-out services, our sales and marketing group consists of an agent liaison manager for each of our three edge-out operating regions that work with 28 companies authorized as agents to market our services. In addition, two quota-carrying outside sales representatives for Gallatin River in Illinois also market edge-out services. Our agents and our direct sales force market our services to medium and large businesses. These sales forces make direct calls to prospective and existing business customers, conduct analyses of business customers’ usage histories and service needs, and demonstrate how our service package will improve a customer’s communications capabilities and costs. Our network engineers work closely with our sales representatives to design service products and applications, such as high-speed data and wholesale transport services, for our customers. For our existing customer base, our Client Based Marketing group handles contract renewals and upgrades. We divide our account types between General Business and Major Accounts. General Business customers generally have under 100 access lines. Major Account business customers generally have more than 100 access lines and/or requirements for high capacity data transport and access.

We serve our edge-out markets predominantly from our established operations in Mebane, North Carolina and Pekin, Illinois. We also have sales and operations facilities in New Orleans, Louisiana that are managed by our RLEC in Foley, Alabama. Our local offices are primarily responsible for coordinating service and customer premise equipment installation activities. Our technicians survey customer premises to assess building entry, power and space requirements and coordinate delivery, installation and testing of equipment.

We believe that our customers value our “single point of contact” for meeting their telecommunications needs as well as our ability to provide a fully integrated portfolio of services. Our ATM-based services are fully monitored for service performance by systems in our network operations center, enabling us to provide preventative as well as corrective maintenance 24 hours a day, 365 days a year.

We seek to maintain and enhance the strong brand identity and reputation that each of our RLECs enjoys in its communities. We believe this provides us with a competitive advantage. For example, in each of our major areas of operation, we market our products and presence through our local brand names, Mebtel Communications, Gallatin River, Gulf Telephone Company and Coastal Utilities. As we market new services, or reach out from our established markets, we will seek to use our brand identities to attain increased recognition with potential customers. In our edge-out markets, we are building and enhancing our brand identity as Madison River Communications.

Network

We offer facilities-based services in each of our markets. Our fully integrated telecommunications network is comprised primarily of ATM core switches, capable of handling both voice and data, and time division modulation digital central office switches and our packet network used for DSL services that reach approximately 97% of our RLEC customers. Our network also includes approximately 3,600 route miles of local and long-haul fiber optic network predominately based in the southeastern United States. We currently own predominantly all of our network facilities in our RLEC operations. In our edge-out services, we own most of our network facilities, including substantially all of our long-haul fiber network, but do lease certain facilities and elements to allow us to serve our customers. We have not booked any revenues from swaps of indefeasible rights to use.

We have a full suite of proven operational support systems and customer care/billing systems that we believe allow us to meet or exceed our customers’ expectations. Our operational support systems include automated provisioning and service activation systems, mechanized line record and trouble reporting systems, inter-company provisioning and trading partner electronic data exchange systems. We employ an Internet service provider provisioning system and helpdesk database software to assist new data customers and to communicate with them when necessary. We currently bill our edge-out and Gulf Telephone Company customers using our Unix-based Single View billing system and Coastal Utilities customers with an AS400 based billing system from Comsoft. We outsource our billing for Mebtel Communications and Gallatin River to a third party vendor. We believe our operational support systems are scalable to accommodate reasonable growth and expansion we may experience.

Our network operations center located in Mebane, North Carolina monitors all of our networks, transport and ATM elements, digital switching systems and ISP infrastructure devices twenty-four hours a day, 365 days a year.

The majority of our fiber optic network comprises a long-haul network in the southeast United States that connects Atlanta, Georgia and Dallas, Texas, two of the five United States Tier I Network Access Points. Further, the route connects other metropolitan areas such as Mobile and Montgomery, Alabama; Biloxi, Mississippi; New Orleans, Louisiana; and Houston and Dallas, Texas. We have designated Atlanta and Dallas as our Internet egress points.

In connection with our offering of local exchange services in our edge-out markets, we have entered into interconnection agreements to resell the incumbent carrier’s local exchange services and interconnect our network with the incumbent carrier’s network for the purpose of immediately gaining access to the unbundled network elements necessary to provide local exchange services and high-speed data service. We have entered into such interconnection agreements with BellSouth, Verizon, Sprint and SBC. The interconnection agreements contain provisions that grant us the right to obtain the benefit of any arrangements entered into during the term of the interconnection agreements between the incumbent carriers and any other carrier that materially differs from the rates, terms or conditions of our interconnection agreements. Under the interconnection agreements, we may resell one or more unbundled network elements of the incumbent carriers at agreed upon prices. As discussed further under the caption “Regulation”, the status of our interconnection agreements with the incumbent carriers is at risk due to a ruling by the DC Circuit Court to vacate and remand portions of the FCC’s Triennial Review Order. As a result of this ruling, the FCC issued new rules on December 15, 2004. These new rules, however, remain subject to further legal challenge and, accordingly, we cannot be certain whether the interconnection agreements we have with other ILECs will remain in effect or will be subject to significant modifications.

Competition

We operate primarily as a RLEC in an industry that is highly competitive. However, due to the rural, low-density characteristics of our existing operating areas, the high cost of entry into these markets and the lack of concentration of medium and large business users, we believe that compared to local exchange carriers serving more urban and densely populated areas, we have historically faced less competition in our existing markets. As characteristics of our markets change, regulatory barriers are removed and entry costs decrease, the likelihood of local competitors entering our markets may increase. Significant and potentially larger competitors could enter our markets at almost any time. Use of bundles of service, provided at a discount, helps us to gain market share and increase our monthly average revenue per unit for a subscriber of the bundle. In each of our operations, we have benefited from being first to market with broadband service, particularly since customers avoid changing broadband service providers and e-mail addresses when they are satisfied with the quality of service and pricing received from their existing provider. Our competitors are expected to utilize a similar strategy in competing with us, but generally have concentrated their marketing efforts on larger cities, which has allowed us to achieve the advantage of being the first to market.

We may face competition from future market entrants, including cable television companies, wireless telecommunications providers, CLECs, electric utilities, microwave carriers, Internet service providers and private networks built by large end users and municipalities.

Local and Long Distance.    With wireless telephone companies offering significant minutes of use, including long distance calls, for a flat fee, customers may believe it is more cost effective to substitute their wireless telephones for wireline telephones and to use their wireless telephones to make long distance calls, and we may experience a decrease in our local, long distance and network access service revenues. The introduction of wireline to wireless intermodal number portability, or the ability of a customer to change from a traditional wireline service provider to a wireless service provider while retaining his or her telephone number, may increase the attractiveness of wireless service as a substitute for our wireline services. Each of our RLECs long-distance services compete with MCI, Sprint and AT&T and, other than at our Illinois RLEC, BellSouth.

Internet Services.    We face or expect to face competition for high-speed access to the Internet from cable TV companies in each of our RLEC markets. Further, cable TV companies are developing the ability to provide voice services over their network facilities which could create additional competition for our voice services, especially in our Coastal Utilities, Inc. market. We also have facilities-based interconnection agreements at Gallatin River and Gulf Telephone and could potentially enter into more interconnection agreements in the future, some of which may allow competitors to provide additional voice services to our customers. Our primary broadband competitors providing cable modem service are Time Warner Cable in North Carolina, Insight Communications in Illinois, Mediacom in Alabama and Comcast in Georgia.

Edge-Out Services.    In each of the edge-out markets where we provide competitive local services, the services we offer compete principally with the services offered by the ILEC serving that area. These local telephone companies have long-standing relationships with their customers and have the potential to fund their competitive services with their monopoly service revenues. ILECs are generally constrained in pricing by tariffs filed with state and federal regulators. Such carriers generally are not free to reduce customer pricing in response to specific competitive situations, but are required to use filed and approved tariffs, rates and terms for all customers. These carriers unsuccessfully have sought the approval of regulators for increased pricing flexibility to help them respond to competitive offerings. Such pricing flexibility would allow an ILEC to offer lower prices only to customers at risk of converting to competitive providers. Such pricing flexibility would make marketing of our CLEC services more difficult. Pursuant to the Telecom Act, it is likely that as competition increases, the FCC will forbear from exercising regulatory authority over additional aspects of the operations of ILECs; similar changes may occur with respect to state regulation. As a result, ILECs may be afforded increased pricing flexibility for their services and other regulatory relief, which could adversely effect our competitive local operations. The ILECs with which we compete may be allowed by regulators to lower rates for their services, engage in substantial volume and term discount pricing practices for their customers or seek to charge us substantial fees for interconnection to their networks.

Other ILECs can also adversely affect the pace at which we add new customers to our edge-out business by prolonging the process of providing unbundled network elements, collocations, intercompany trunks and operations support system interfaces, which allow the electronic transfer between ILECs and CLECs of needed information about customer accounts, service orders and repairs. Although the Telecom Act requires ILECs to provide the unbundled network elements, interconnections and operations support system interfaces needed to allow the CLECs and other new entrants to the local exchange market to obtain service comparable to that provided by the ILECs to their own customers in terms of installation time, repair response time, billing and other administrative functions, in many cases the ILECs have not complied with the mandates of the Telecom Act to the satisfaction of many competitors. In addition, the interconnection regulations may be affected by the outcome of pending court decisions and FCC rulemaking.

Employees

As of September 30, 2004, our work force consisted of 625 full-time employees of which 142 of our employees at Gallatin River are subject to collective bargaining agreements with the International Brotherhood of Electrical Workers, or IBEW, and with the Communications Workers of America, or CWA. Our labor agreement with the CWA, covering employees of Gallatin River in Galesburg, Illinois, was renegotiated during 2002 for a three-year period that ends in April 2005. Our labor agreements with the IBEW, covering employees of Gallatin River in Dixon and Pekin, Illinois, were also renegotiated during 2002. The collective bargaining agreement for the employees in Dixon was extended to November 2005 and the collective bargaining agreement for employees in Pekin was extended to September 2005. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. We also believe that our relations with our employees are good.

Environmental Regulations

Our operations are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to, hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner or operator of property and a generator of hazardous wastes, we could be subject to certain environmental laws that impose liability for the entire cost of cleanup at a contaminated site, regardless of fault or the lawfulness of the activity that resulted in contamination. We believe, however, that our operations are in substantial compliance with applicable environmental laws and regulations.

Properties

We own and lease offices and space in a number of locations within our regions of operation, primarily for our corporate and administrative offices, central office switches and business offices, network operations centers, customer service centers, sales offices and network equipment installations. Our corporate headquarters and our accounting center are located in approximately 24,100 square feet of leased space in two separate buildings in Mebane, North Carolina. The lease for the corporate headquarters, including our renewal options, will expire in approximately 14 years. The leases for our accounting center will expire in March 2006.

Our RLECs own predominantly all of the properties used for their central office switches, business offices, regional headquarters and warehouse space in their operating regions. The poles, lines, wires, cable, conduits and related equipment owned by the RLECs are located primarily on properties that we do not own, but are available for the RLECs’ use pursuant to consents of various governmental bodies or subject to leases, permits, easements or other agreements with the owners. Our RLECs own approximately 1,300 route miles of fiber in its operating regions.

In our edge-out markets, we lease properties primarily for sales and administrative offices, collocations, ATM switches and data transmission equipment. We also lease local loop lines that connect its customers to its network as well as leasing space for central offices for our RLECs for collocating transmission equipment. In our edge-out markets we closed certain sales and administrative offices and we are currently evaluating our options related to disposal or sublease of these spaces. We have leases on office space in Peoria, Illinois and Atlanta, Georgia that are no longer used by our edge-out services and have been sublet. In addition, we have office space in Greensboro, North Carolina and New Orleans, Louisiana that is being actively marketed on a sublet basis. We own approximately 2,300 route miles of fiber in North Carolina, Illinois and across the southeast from Atlanta to Houston and Dallas that is used in providing our edge-out services.

Substantially all of our RLEC properties and telephone plant and equipment are pledged as collateral for our senior indebtedness. We believe our current facilities are adequate to meet our needs in our incumbent local and competitive local markets for the foreseeable future.

Legal Proceedings

On May 7, 2004, a lawsuit was filed in the United States District Court for the Southern District of Alabama that named as defendants our subsidiaries, Gulf Telephone Company and Gulf Coast Services, Inc., Madison River Telephone and certain of our officers and directors among others including former directors and officers and other third party plan administrators and advisors to the Gulf Telephone Company Employee Stock Ownership Plan. The suit, entitled David Eslava, et. al. vs. Gulf Telephone Company, et. al. Civil Action No. 04-297-MJ-B, alleges certain ERISA violations. In conjunction with the acquisition of Gulf Telephone Company in September 1999, an escrow fund was established and continues to remain in effect to provide support in part for lawsuits such as this. We have engaged legal counsel and we intend to vigorously defend against all such claims. On June 30, 2004, we replied to the complaint and on July 25, 2004, we filed a Motion for Summary Judgment on the majority of the claims. The Court has stayed discovery pending a ruling on the Motion for Summary Judgment which has not yet been received.

In June 2004, the Department of Justice for the United States of America filed lawsuits against two of our subsidiaries, Gulf Coast Services, Inc. in the United States District Court for the Southern District of Alabama and Coastal Utilities, Inc. in the United States District Court for the Southern District of Georgia. In each lawsuit, the Department of Justice claimed that our subsidiary received an erroneous refund of income taxes and related interest to which the United States of America is entitled to have returned. The amount being sought in the lawsuits totals approximately $3.5 million of which $2.9 million is erroneous income tax refunds and $0.6 million is related interest expense. Approximately $0.9 million of these erroneous refund claims were paid in the first quarter of 2004 as part of a separate year income tax audit adjustment. Therefore, we have responded to the lawsuits accordingly and believe the claims to be approximately $2.0 million for erroneous income tax refunds plus related interest which we estimate to be $0.4 million. Based on discussions with our tax advisors, we believe that our position taken in the amended income tax returns is appropriate under current tax laws and we intend to vigorously defend against these claims. On August 31, 2004, the parties entered into a Joint Motion to Stay the proceeding in Alabama pending resolution of the Georgia proceeding which is scheduled to go to trial in the summer of 2005.

We are involved in other various claims, legal actions and regulatory proceedings arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Intellectual Property

We believe we have the trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. We do not consider our trademarks, trade names or licenses to be material to the operation of our business.

REGULATION

The following summary does not describe all present and proposed federal, state and local legislation and regulations affecting us or the telecommunications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proceedings which could change the manner in which we or our industry operates. Neither the outcome of any of these developments, nor their potential impact on us, can be predicted at this time. Regulation can change rapidly in the telecommunications industry, and such changes may have an adverse effect on us in the future. See “Risk Factors—Risks Relating to Our Regulatory Environment—We are subject to extensive government regulation.”

Overview

We are subject to regulation by federal, state and local government agencies. At the federal level, the FCC has jurisdiction over interstate and international telecommunications services. State telecommunications regulatory commissions exercise jurisdiction over intrastate telecommunications services. The FCC does not directly regulate enhanced services and has preempted certain inconsistent state regulation of enhanced services. Additionally, municipalities and other local government agencies regulate limited aspects of our business, such as use of government owned rights of way, construction permits and building codes.

The following description discusses some of the major telecommunications-related regulations that affect us, but numerous other substantive areas of regulation not discussed here may influence our business.

Federal Regulation

We are subject to, and must comply with, the Communications Act. Pursuant to this statute and associated FCC rules, the FCC regulates the rates and terms for interstate access services, which are an important source of revenues for our RLECs. The amendments to the Communications Act contained in the Telecom Act have changed and are expected to continue to change the telecommunications industry. Among its more significant provisions, the Telecom Act (1) removes barriers to entry into local telephone services while enhancing universal service, (2) requires ILECs to interconnect with competitors, (3) establishes procedures pursuant to which ILECs may provide other services, such as the provision of long distance services by Bell Operating Companies and their affiliates (including their respective holding companies) and (4) directs the FCC to establish an explicit subsidy mechanism (while simultaneously removing implicit subsidies) for the preservation of universal service.

Access Charges

The FCC regulates the prices that ILECs charge for the use of their local telephone facilities in originating or terminating interstate transmissions. State regulatory bodies regulate intrastate charges. Federal and state charges are subject to change at any time. The FCC has structured these prices, or access charges, as a combination of flat monthly charges paid by the end-users and usage sensitive charges paid by long distance carriers.

The FCC regulates the levels of interstate access charges by imposing price caps on larger ILECs. These price caps can be adjusted based on various formulae and otherwise through regulatory proceedings. Smaller ILECs may elect to base access charges on price caps, but are not required to do so unless they elected to use price caps in the past or their affiliated ILECs base their access charges on price caps. Through 2004, our RLECs elected not to utilize federal price caps. Instead, our RLECs employ rate-of-return rate-making for their interstate access charges. With the exception of Mebtel, our RLECs provide service pursuant to tariffs they file with the FCC for their interstate traffic sensitive access services and participate in interstate common line end user tariff rates filed by the National Exchange Carrier Association, or NECA, for a pool of rate-of-return ILECs to recover non-traffic sensitive costs. Mebtel also participates in the NECA traffic sensitive pool and charges the established NECA traffic sensitive tariff rates. NECA tariff rates are established based on the pooling carriers’ expenses incurred and their investment, and a regulated rate of return on that investment and an amount to cover their income taxes on that return. The authorized rate of return for such interstate access services is currently 11.25%.

In May 1997, the FCC initiated a multi-year transition designed to lead to lower usage-sensitive access charges for larger ILECs. As part of this transition, the FCC in August 1999 adopted an order and further notice of proposed rulemaking aimed at introducing additional pricing flexibility and other deregulation for these larger companies’ interstate access charges, particularly special access and dedicated transport. In May 2000, the FCC lowered switched access rates, increased caps applicable to end-user rates and established additional universal service funding support for these larger companies. Previously, in May 1998, the FCC proposed to initiate a similar transition for smaller ILECs, including our RLECs. This proceeding was concluded and an order issued in November 2001 known as the MAG Order.

The MAG Order was released November 8, 2001 and was effective January 1, 2002. The MAG Order applies to non-price cap or “rate-of-return” exchange carriers. The MAG Order increases the maximum Subscriber Line Charges, or SLCs. The MAG order reduced access charges paid by long distance carriers, increased the recovery of costs from end users and increased the amount of costs recovered from federal universal funding. As a result, although total revenue did not change, the aggregate amount of access charges paid by long distance carriers to access providers, such as our rural telephone companies has decreased and may continue to decrease. Beginning January 1, 2002, the maximum SLCs for single line business and residential customers increased from $3.50 per month to $5.00 per month. The maximum single line business and residential SLCs increased to $6.00 as of July 1, 2002 and increased to $6.50 as of July 1, 2003. Maximum SLCs for multi-line business customers increased to $9.20 effective January 1, 2002, and no further increases are scheduled.

The MAG Order included a notice of proposed rulemaking on incentive regulation and the introduction of pricing flexibility measures for rate-of-return carriers. This proceeding has not been completed, and no incentive option (other than price caps, pursuant to the Coalition for Affordable Local and Long distance Services (CALLS) plan) is currently available to our RLEC operations.

On February 26, 2004, the FCC released the text of its Report and Order and Further Notice of Proposed Rulemaking in the MAG proceeding. In the Order, the FCC eliminated the requirement for rate-of-return carriers to obtain a waiver of FCC rules to convert acquired price cap properties to a rate-of-return status. In the Further Notice of Proposed Rulemaking, the FCC asked for comments on two proposals for federal alternative regulation plans. It is not known at this time whether the FCC will establish additional alternative regulation options for rate-of-return carriers and if so, when such options would be available or what the terms of those options would be.

On May 22, 2001, the FCC released an order adopting the recommendation of the Federal-State Joint Board to impose an interim freeze of the Part 36 category relationships and jurisdictional cost allocation factors for price cap ILECs and a freeze of all allocation factors for rate-of-return ILECs. This order also gave rate-of-return ILECs a one-time option to freeze their Part 36 category relationships in addition to their jurisdictional allocation factors. The freeze is in effect from July 1, 2001 through June 30, 2006, or until the FCC has completed comprehensive separations reform, whichever comes first. The frozen allocation factors and category relationships will be based on carriers’ separations studies for calendar year 2000. Our RLECs opted not to freeze their allocation factors.

During 2001, the FCC released an order establishing access charge rules for CLECs. Under FCC rules, CLECs can file interstate tariffs for access charges only if the access charge rates conform to FCC safe harbor rates (essentially, the rate charged by the largest ILEC in that market area). A CLEC wishing to charge higher rates can do so, but cannot use the tariff process to collect such rates. Under these rules, interexchange carriers are required to interconnect with companies whose rates are within the FCC safe harbor guideline, and are required to pay access charges at the tariffed rates. On May 18, 2004, the FCC released an order in response to petitions for reconsideration of its prior decision on CLEC access charges. The FCC further clarified its rules with respect to the rights of a rural CLEC to assess access charges equal to those charged by its ILEC competitor.

The Telecommunications Act of 1996

The Telecom Act, which amended the Communications Act, changed and will continue to change the regulatory and competitive landscape in which we operate. The most important of these changes are removing most legal barriers to market entry into local telephone services; requiring that incumbent local exchange carriers, such as our incumbent local exchange carriers, interconnect with competitors and offer unbundled network elements; establishing procedures for the RBOCs to provide long distance services within their home regions; and creating greater opportunities for competitive providers, such as our competitive local exchange carrier, to compete with other ILECs. Each of these changes is discussed below.

Removal of Entry Barriers

Prior to the enactment of the Telecom Act, many states limited the services that could be offered by a company competing with an ILEC. The Telecom Act generally prohibits state and local governments from enforcing any law, rule or legal requirement that has the effect of prohibiting any entity from providing any interstate or intrastate telecom service. However, states can modify conditions of entry into areas served by rural telephone companies where the state telecommunications regulatory commission has determined that certain universal service protections must be satisfied. The federal law should allow us to provide a full range of local and long distance services in most areas of any state. Following the passage of the Telecom Act, the level of competition in the markets we serve has increased and is expected to continue to increase.

Interconnection with Local Telephone Companies and Access to Other Facilities

The Telecom Act imposes a number of access and interconnection requirements on all local exchange carriers, including CLECs, with additional requirements imposed on ILECs. These requirements are intended to promote competition in the local exchange market by, in part, ensuring that a carrier seeking interconnection will have access to the interconnecting carrier’s networks under reasonable rates, terms and conditions. Specifically, local exchange carriers must provide the following:

•	Resale. Local exchange carriers generally may not prohibit or place unreasonable restrictions on the resale of their services.

•	Telephone Number Portability. Local exchange carriers must provide for telephone number portability, allowing a customer to keep the same telephone number when it switches service providers.

•	Dialing Parity. Local exchange carriers must provide dialing parity, which allows customers to route their calls to a telecommunications provider without having to dial special access codes.

•	Access to Rights-of-Way. Local exchange carriers must provide access to their poles, ducts, conduits and rights-of-way on a reasonable, nondiscriminatory basis.

•	Reciprocal Compensation. The duty to establish reciprocal compensation arrangements for the transport and termination of telecommunications originated and terminated within a geographic scope established by FCC rules.

All of our RLECs have implemented full equal access (dialing parity) capabilities. The FCC’s rules require our RLECs to use reasonable efforts to implement local number portability after receiving a request from another carrier to do so. During the first quarter of 2003, several wireless carriers submitted requests for local number portability. On November 10, 2003, the FCC issued an order clarifying and defining the requirements of wireline local exchanges carriers to port numbers to wireless carriers. Under the terms of this Order, the Madison River incumbent local exchange carriers were required to implement Local Number Portability for wireline to wireline and wireless service providers by May 24, 2004. Our RLECs implemented local number portability in all our serving areas on May 24, 2004. On an industry-wide basis, the porting of numbers from rural telephone companies like our RLECs to wireless carriers has not been significant. We are uncertain, however, of what impact wireline to wireless portability will have on our costs to provide service and on our customer base in the future.

In addition, all ILECs must provide the following, subject to the statutory exemptions for rural telephone companies:

•	Interconnection. Interconnect their facilities and equipment with any requesting telecommunications carrier at any technical feasible point;

•	Notice of Changes. Provide reasonable notice of changes to the information necessary for transmission and routing of services over the incumbent telephone company’s facilities or in the information necessary for interoperability;

•	Resale. Offer its retail local telephone services to resellers at a wholesale rate that is less than the retail rate charged to end-users.

•	Unbundling of Network Elements. Offer access to various unbundled elements of their networks at cost-based rates.

•	Collocation. Provide physical collocation, which allows CLECs to install and maintain their own network termination equipment in ILECs’ central offices, or functionally equivalent forms of interconnection under some conditions.

Competitors are required to compensate the incumbent telephone company for the cost of providing these interconnection services.

All of our RLECs qualify as rural telephone companies under the Telecom Act. They are, therefore, statutorily exempted from the ILEC interconnection requirements unless and until they receive a bona fide request for wholesale resale, unbundling or collocation, and the applicable state telecommunications regulatory commission acts to lift the exemption. Despite their rural status, Gallatin River agreed with the Illinois Commerce Commission and Mebtel agreed with the North Carolina Utilities Commission that they would not contest requests by competitive local telephone companies for such interconnection arrangements. State commissions have jurisdiction to review certain aspects of interconnection and resale agreements. Our RLECs may also seek specific suspensions or modification of interconnection obligations under the Telecom Act as a company that serves less than two percent of the nation’s access lines, where such interconnection obligations would otherwise cause undue economic burden or are technically infeasible.

The FCC has adopted rules regulating the pricing of the provision of unbundled network elements by ILECs. On May 13, 2002, the Supreme Court affirmed that the FCC’s rules basing unbundled network element, or UNE, pricing on forward-looking economic costs, including total element long-run incremental costs methodology, or TELRIC, were proper under the Telecom Act. The Court also affirmed the FCC’s requirement that ILECs combine UNEs for competitors when they are unable to do so themselves. Although the United States Supreme Court has upheld the FCC’s authority to adopt TELRIC pricing rules, the specific pricing guidelines created by the FCC remain subject to review in a pending FCC proceeding and to further review by the federal courts. In addition to proceedings regarding the FCC’s pricing rules, the FCC’s other interconnection requirements remain subject to further court and FCC proceedings.

The Telecom Act requires utilities to provide access to their poles, ducts, conduits and rights-of-way to telecom carriers on a nondiscriminatory basis. In October 2000, the FCC adopted rules prohibiting certain anticompetitive contracts between carriers and owners of multi-tenant buildings, requiring ILECs to disclose existing demarcation points in such buildings and to afford competitors with access to rights-of-way, and prohibiting restrictions on the use of antennae by users which have a direct or indirect ownership or leasehold interest in such properties.

Unbundling of Network Elements

On February 20, 2003, the FCC announced a decision to revise its rules requiring the unbundling of network elements by the ILECs, which was released in a formal Order on August 21, 2003 (the “Triennial Review Order”). The new regulations limit the obligation of the ILECs to provide access to broadband network facilities. The new rules do not require ILECs to make fiber-to-the-home loops or the increased transmission capacity that exists after the extension of fiber networks further into a neighborhood available to CLECs. Similarly, the FCC eliminated the requirement that line-sharing, where a CLEC offers high-speed Internet access over certain frequencies while the ILEC provides voice telephone services over other frequencies using the same local loop, be available as an unbundled element.

The Triennial Review Order redefined the standard for determining which services are subject to mandatory unbundling by requiring that, for a network element to be required to be unbundled, a CLEC must demonstrate that a lack of access to an ILEC’s network element creates barriers, including operational and economic barriers, to its entry into the local telecommunications market which are likely to make entry into that market unprofitable. The FCC also eliminated its presumption that switching for business customers served by high-capacity loops, such as DS-1, must be unbundled to ensure competition. Instead, state utility commissions were given 90 days from the effective date of the Triennial Review Order (August 21, 2003) to determine based on market conditions that such switching must still be unbundled to preserve competition. No state utility commissions made any such determinations by November 20, 2003, the deadline for doing so under the Triennial Review Order. The FCC also eliminated the limited requirement for unbundling of packet switching.

The revised rules provided state utility commissions with an increased role in determining which individual elements must be unbundled in the markets they regulate. The state utility commissions were to make detailed assessments of the status of competition in the markets within their states to ensure that the unbundling requirements are applied in a manner consistent with the newly announced standard for determining which services are subject to mandatory unbundling. On March 2, 2004, however, the United States Court of Appeals for the District of Columbia Circuit issued a decision that affirmed in part and vacated and remanded in part the Triennial Review Order. The Court held that the FCC’s delegation to the state utility commissions was unlawful. The Court also vacated and remanded the FCC finding that CLECs are impaired without access to mass market switching and dedicated transport elements based on the DC Circuit Court’s view that the FCC cannot subdelegate its responsibilities to the state utility commissions. The Court upheld the FCC finding that incumbent local exchange carriers are not required to provide UNEs for data services or to provide line sharing. The Court vacated the FCC finding that wireless carriers are impaired without access to dedicated transport facilities. The DC Circuit Court then stayed the effective date of its decision for 60 days, giving the telecommunications industry time to appeal the decision and the FCC time to put interim rules in place until the vacated and remanded issues are resolved.

In response to the reversal of its rules by the Court, the FCC issued interim rules on August 20, 2004, and initiated a proceeding to review and revise its unbundling rules. On December 15, 2004, the FCC adopted new rules for unbundling which, according to the FCC’s press release, reduce ILECs’ obligations to lease interoffice transport and high-capacity loops, and eliminate the requirement to lease mass market local circuit switching, including the UNE platform. The revised rules allow a transition period during which the FCC has mandated specified price increases for different UNEs. The FCC has not published the new rules and several parties are expected to challenge those rules in court. Final details of the new rules will not be known until a written order is issued and any subsequent reconsideration or appeal is completed. It is not possible to predict the outcome or the ultimate impact on our RLEC operations or our edge-out services. We are also uncertain as to the impact on our RLEC operations or edge-out services of actions that may be taken by state utility commissions based upon the new regulations, new legislation that may be considered and passed in response to the new regulations or any further court decisions.

On July 8, 2004, the FCC issued an Order in a proceeding in which it considered whether to modify the pick-and-choose rule established pursuant to Section 252(i) of the Communications Act that permits requesting CLECs to opt into individual portions of interconnection agreements without accepting all the terms and conditions of such agreements. The FCC adopted an “all or nothing” rule whereby a CLEC that seeks interconnection with an ILEC by adopting the terms and conditions of an interconnection agreement between the ILEC and another carrier must adopt all of the terms and conditions of the existing agreement. This new rule eliminates the prior opportunity for a CLEC to assemble an interconnection agreement by utilizing a “pick and choose” process to obtain the most favorable terms from all existing agreements. The implementation of this new rule is favorable to our RLECs and other incumbent companies.

On April 27, 2001, the FCC released a notice of proposed rulemaking addressing inter-carrier compensation issues. Under this rulemaking, the FCC asked for comment on a “bill and keep” compensation method that would overhaul the existing rules governing reciprocal compensation and access charge regulation. The outcome of this proceeding could change the way we receive compensation from other carriers and our end users. We anticipate that the FCC may issue a Further Notice in this proceeding in the near future in which it may offer various new interconnection proposals for consideration and comment. At this time, we cannot estimate whether any such changes will occur or, if they do, what the effect of the changes on our wireline revenues and expenses would be.

RLEC Services Regulation

Our RLEC services segment revenue is subject to regulation, including incentive regulation by the FCC and various state regulatory bodies. We believe that state lawmakers will continue to review the statutes governing the level and type of regulation for telecommunications services. It is expected that over the next few years, legislative and regulatory actions will provide opportunities to restructure rates, introduce more flexible incentive regulation programs and possibly reduce the overall level of regulation. We expect the election of incentive regulation plans and the expected reduction in the overall level of regulation to allow us to introduce services more expeditiously than in the past.

The FCC generally must approve in advance most transfers of control and assignments of operating authorizations by FCC-regulated entities. Therefore, if we seek to acquire companies that hold FCC authorizations, in most instances we will be required to seek approval from the FCC prior to completing those acquisitions. The FCC has the authority to condition, modify, cancel, terminate or revoke operating authority for failure to comply with applicable federal laws or rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations. This may impair our ability to make acquisitions.

Bell Operating Company Entry into Long Distance Services

The FCC has required that incumbent and independent local exchange carriers that provide interstate long distance services originating from their local exchange service territories, must do so in accordance with “structural separation” rules. These rules require that our long distance affiliates (i) maintain separate books of account, (ii) not own transmission or switching facilities jointly with the local exchange affiliate, and (iii) acquire any services from its affiliated local exchange telephone company at tariffed rates, terms and conditions. The FCC has initiated a rulemaking proceeding to examine whether there is a continuing need for such requirements, but we cannot predict the outcome of that proceeding.

Our principal competitor for local services in each area where we operate as a CLEC is an ILEC. In many of these areas, the ILEC is a RBOC. Although RBOCs and their affiliates were, prior to the passage of the Telecom Act, prohibited from providing long distance services, the Telecom Act allows a RBOC to provide long distance service in its own local service region upon a determination by the FCC that it had satisfied a 14 point checklist of competitive requirements. This provision increases the RBOC’s incentives to open their markets to competition, to the benefit of CLECs; obtaining long distance service authority increases the ability of the RBOCs to compete against providers of integrated communications services. The states in which RBOC in-region authority has been granted includes each of the states in which we operate: Illinois, North Carolina, Georgia, Alabama, Mississippi and Louisiana.

Relaxation of Regulation

Through a series of proceedings, the FCC has decreased the regulatory requirements applicable to carriers that do not dominate their markets. All providers of domestic interstate services other than ILECs are classified as non-dominant service providers. Our RLEC operations that operate as non-dominant service providers are subject to relatively limited regulation by the FCC. Among other requirements, these subsidiaries must offer interstate services at just and reasonable rates in a manner that is not unreasonably discriminatory.

The FCC phased out the ability of long distance carriers to provide domestic interstate services pursuant to tariffs during 2001. These carriers are no longer able to rely on tariffs as a means of specifying the prices, terms and conditions under which they offer interstate services. The FCC has adopted rules that require long distance carriers to make specific public disclosures on the carriers’ Internet web sites.

Universal Service

The FCC is required to establish a “universal service” program that is intended to ensure that affordable, quality telecommunications services are available to all Americans. The Telecom Act sets forth policies and establishes certain standards in support of universal service, including that consumers in rural areas should have access to telecommunications and information services that are reasonably comparable in rates and other terms to those services provided in urban areas. A revised universal service support mechanism for larger ILECs went into effect on January 1, 2000. A similar new universal service mechanism for rate-of-return ILECs, known as the ICLS, went into effect January 1, 2002.

Per FCC rules, all ILECs were required to chose whether to disaggregate specific rate centers for the purpose of establishing the amount of universal service support associated with such rate centers, or maintaining an aggregated study area approach. Our RLECs developed and filed disaggregation studies in compliance with FCC rules. These studies identify the amount of portable universal service funding that would be available to a competitor that has been certified as an Eligible Telecommunications Carrier, or ETC, in each rate center.

Competitive local exchange carriers that have been granted ETC status currently are eligible to receive the same amount of universal service per customer as the ILEC serving the universal service area. To date, only two carriers have been granted ETC status in an area served by our ILEC subsidiaries. In Alabama, two cellular providers have been certified as ETCs in areas served by Gulf Telephone Company. As these cellular providers introduce services to customers in this geographic area and/or submit claims for existing customers, they will be eligible to draw universal service funds. Under current rules and procedures, the payment of universal service funding to an ETC in an area served by an ILEC does not reduce the funding to the ILEC. However, the growth of the fund due to payments to new ETCs has generated concerns of legislative and regulatory bodies. The FCC review of the situation could result in rules being promulgated that could reduce universal service funding to our RLECs.

Moreover, some disbursements to schools and libraries from the USF were temporarily suspended during 2004 to comply with the Anti-Deficiency Act. As a result, a concern arose that similar delays could occur in disbursements from the USF high cost support mechanism to rural carriers including our ILECs. In response to these concerns, Congress has temporarily suspended the application of the Anti-Deficiency Act to the USF through December 31, 2005. We cannot predict the impacts on us, including the timing of our receipts from and contributions to the universal service fund, of any actions that may subsequently be undertaken to address this issue on a permanent basis or the impact that would occur if the temporary suspension of the application of the Anti-Deficiency Act expires without further governmental action.

Our RLECs receive federal and state universal service support and are required to make contributions to federal and state universal service support. Such payments represented approximately 1.2% of our revenues for the year ended December 31, 2003. Our contribution to federal universal service support programs is assessed against our interstate end-user telecommunications revenues. Furthermore, under the current regulatory scheme, as the number of access lines that we have in any given state increases, the rate at which we can recover certain support payments decreases. Therefore, as we implement our growth strategy, our eligibility for such support payments may decrease. Our contribution for such state programs is assessed against our intrastate revenues. Although many states are likely to adopt an assessment methodology similar to the federal methodology, states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC’s rules.

On December 13, 2002, the FCC released rules making minor changes to the procedures related to universal service fund assessments. This includes a higher assessment to wireless carriers, use of a current (rather than historical) basis of revenues for assessments, and rules limiting the charges to individual carriers to no more than the assessment percentage on that customer’s interstate revenues. These new rules are not expected to have any significant impacts on the operations of our RLECs. In the order, the FCC also asked for comment on proposed changes to the way the assessments are recovered from end users, proposing to assess end users on a per line or per number basis rather than on the basis of retail-billed revenues. Although no decision from this notice of proposed rulemaking has been issued, it is anticipated that a recommendation from the Federal-State Joint Board on Universal Service will be issued soon followed by FCC action to consider the recommendation.

In addition, there are a number of appeals challenging several aspects of the FCC’s universal service rules. It is not possible to predict at this time whether the FCC or Congress will order modification to those rules, or the ultimate impact any such modification might have on us.

On February 27, 2004, the Federal-State Joint Board on Universal Service released a Recommended Decision addressing a number of universal service issues. The Recommended Decision is the product of state and federal commissioners working together to develop a consensus recommendation. The FCC has up to one year to act on the Recommended Decision and it can accept, reject or modify the recommendations in any manner it chooses. In the Recommended Decision, the Joint Board recommends the FCC adopt permissive federal guidelines for states to consider in ETC proceedings. These guidelines would generally make it more difficult for competitive ETCs to be certified by requiring applicants to show a public interest benefit beyond a simple showing of increased competition. The Joint Board goes on to recommend that universal service support be limited to a single primary connection that provides access to the public telephone network. It then recommends that the Commission seek comment on three alternative proposals to minimize impacts on rural carriers if support is limited to a single primary connection. The Joint Board also recommends universal service support per primary line be capped when a competitive ETC enters the market of a rural carrier. In response to the concerns of both rural landline and wireless carriers, however, Congress recently enacted legislation to stop the FCC from adopting a plan to distribute USF on the basis of a single primary connection.

It is not known at this time how the FCC will act with respect to the Recommended Decision of the Joint Board on Universal Service and, therefore, we cannot estimate the impact of any such decision on our operations. On June 28, 2004, the FCC issued an order asking the Federal-State Joint Board on Universal Service to review the rules governing federal universal service support mechanisms for rural carriers. The FCC requested recommendations on whether USF payments should be calculated on the basis of a rural carrier’s actual embedded costs or forward-looking economic cost estimates, whether to modify the definition of rural telephone company, and other issues. In response, on August 16, 2004, the Federal-State Joint Board on Universal Service issued a public notice seeking comment on these FCC rules. We are unable to predict whether and to what extent we would be eligible to receive any federal high-cost support under such a plan.

Internet

In connection with our Internet access offerings, we could become subject to laws and regulations as they are adopted or applied to the Internet. There is currently only a small body of laws and regulations applicable to access to or commerce on the Internet. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations, or apply existing laws and regulations to the Internet.

To date, the FCC has treated Internet service providers, or ISPs, as enhanced service providers rather than common carriers. As such, ISPs have been exempt from various federal and state regulations, including the obligation to pay access charges and contribute to universal service funds. As part of a reciprocal compensation order, the FCC has determined that both dedicated and dial-up calls from a customer to an ISP are interstate, not local, calls and, therefore, are subject to the FCC’s jurisdiction. On March 24, 2000, the United States Court of Appeals for the District of Columbia vacated and remanded this determination so that the FCC can explain more clearly why such calls are not considered local. In April 2001, the FCC released an order that reclassified Internet service as information access and therefore not subject to reciprocal compensation. This finding was appealed to the United States Court of Appeals for the District of Columbia, which, on May 3, 2002, remanded the issue back to the FCC, finding that the FCC’s basis of its decision was insufficient. The FCC has not issued a further order establishing a different basis for its decision.

On February 12, 2004, the FCC initiated a proceeding to examine the manner in which ISPs should be regulated with respect to VOIP services and other services with respect to such matters as public safety, emergency 911 service, law enforcement access, consumer protections, disability access, USF and intercarrier compensation. It is not known at this time what impact this proceeding will have on our operations.

On February 12, 2004, the FCC ruled that pulver.com’s Free World Dialup service offering will remain a minimally regulated competitive option for consumers. The Declaratory Ruling adopted emphasizes the FCC’s long-standing policy of keeping consumer Internet services free from burdensome economic regulation at both the federal and state levels. In 2003, pulver.com filed a petition for declaratory ruling requesting that the FCC rule pulver.com’s Free World Dialup service to be neither a “telecommunications service” nor “telecommunications,” and therefore not subject to traditional telephone regulation. The FCC granted pulver.com’s petition and also declared Free World Dialup to be an unregulated information service that is subject to federal jurisdiction. On November 9, 2004, the FCC announced a decision that would preclude states from requiring certification of VOIP service providers.

Internet services are subject to a variety of other federal laws and regulations, including those related to privacy, indecency, copyright and tax.

Customer Information

Carriers are subject to limitations on the use of customer information the carrier acquires by virtue of providing telecommunications services. Protected information includes information related to the quantity, technical configuration, type, destination and the amount of use of services. A carrier may not use such information acquired through one of its service offerings to market certain other service offerings without the approval of the affected customers. These restrictions may affect our ability to market a variety of packaged services to existing customers.

Communications Assistance for Law Enforcement Act

Under the Communications Assistance for Law Enforcement Act and related federal statutes, we are required to provide law enforcement officials with call content and call identifying information under a valid electronic surveillance warrant and to reserve a sufficient number of circuits for use by law enforcement officials in executing court-authorized electronic surveillance. We believe we are in compliance with those laws and regulations, as currently applied.

Preferred Carrier Selection Changes

A customer may change its preferred long distance carrier or its local service provider at any time, but the FCC and some states regulate this process and require that specific procedures be followed. When these procedures are not followed, particularly if the change is unauthorized or fraudulent, the process is known as slamming. The FCC has levied substantial fines for slamming and has recently increased the penalties for slamming. No such fines have been assessed against us.

Truth-in-Billing

The FCC has adopted rules designed to make it easier for customers to understand the bills of telecommunications carriers. These new rules establish requirements regarding the formatting of bills and the information that must be included in bills.

State Regulation—Incumbent Local Telephone Company

Most states have some form of certification requirement which requires telecommunications providers to obtain authority from the state telecommunications regulatory commission prior to offering common carrier services. Our operating subsidiaries in Alabama, Illinois, North Carolina and Georgia are ILECs and are certified in those states to provide local telephone services.

State telecommunications regulatory commissions generally regulate the rates ILECs charge for intrastate services, including rates for intrastate local services, long distance services and access services paid by providers of intrastate long distance services. ILECs must file tariffs setting forth the terms, conditions and prices for their intrastate services. Under the Telecom Act and FCC orders, state telecommunications regulatory agencies have jurisdiction to arbitrate interconnection disputes and to review and approve agreements between ILECs and other carriers in accordance with rules set by the FCC. State regulatory commissions may also formulate rules regarding fees imposed on providers of telecommunications services within their respective states to support state universal service programs.

States often require prior approvals or notifications for certain acquisitions and transfers of assets, customers or ownership of regulated entities. Therefore, in most instances we will be required to seek state approval prior to completing new acquisitions of RLECs. States generally retain the right to sanction a carrier or to revoke certifications if a carrier materially violates relevant laws and/or regulations.

In Alabama, Gulf Telephone Company, or GTC, is subject to regulation by the Alabama Public Service Commission, or the APSC. GTC must have tariffs approved by and on file with that commission for basic, non-basic and interconnection services. GTC operates in Alabama under price regulation rules. The APSC is currently reviewing these rules for GTC and other Alabama local exchange carriers. Within the scope of this review, the APSC is considering proposals that would provide GTC with greater pricing flexibility and result in the expansion of local calling options. Any new plan could also result in reduced or capped rates and the incorporation of more service features within our basic service offering. It is not known how the APSC will proceed with this plan or how the plan will impact GTC’s overall revenues.

The Illinois Commerce Commission, or ICC, regulates Gallatin River Communications, or GRC. GRC provides services pursuant to tariffs that are filed with, and subject to the approval of, the ICC. The rates for these services are regulated on a rate of return basis by the ICC, although GRC has pricing flexibility with respect to services that have been deemed competitive by the ICC, such as digital centrex, high capacity digital service, intra-local access and transport area, or intraLATA, toll service, wide area telephone service and digital data services. The ICC has approved several interconnection agreements under the Telecom Act between GRC and mobile wireless carriers, as well as agreements between GRC and facility-based CLECs. GRC is required to support state universal service programs and is subject to ICC rules implementing these and the federal universal service programs.

In North Carolina, our RLEC, MebTel, is regulated by the North Carolina Utilities Commission, or NCUC. MebTel provides service pursuant to tariffs that are filed with, and subject to the approval of, the NCUC. Effective January 1, 2000, a price cap plan applies to MebTel’s rates for intrastate services, replacing rate of return regulation. Under the terms of the state price regulation plan, the NCUC has the right to review the terms of Mebtel’s price regulation. The NCUC has not indicated any intent to perform such a review. MebTel is subject to commission rules implementing state and federal universal service programs.

In Georgia, Coastal Utilities, Inc., or CUI, is regulated by the Georgia Public Service Commission, or GPSC. Passage of the Telecommunications and Competition Development Act of 1995 (the “Georgia Act”) in Georgia significantly changed the GPSC’s regulatory responsibilities. Instead of setting prices for competitive telecommunications services, the GPSC now manages and facilitates the transition to competitive markets, establishes and administers a universal access fund, monitors rates and service quality, and mediates disputes between competitors. Under the alternative regulation available pursuant to the Georgia Act, CUI has agreed to cap the rate it charges for basic residential service; CUI is otherwise not subject to rate regulation for the telecommunications services it offers to its end user customers.

In Alabama and North Carolina, BellSouth has proposed changes to compensation arrangements between itself and the rural ILECs, including our RLECs. Under this set of proposals, the companies have agreed to “meet-point” billing of IntraLATA private line customers. Under this arrangement, both our RLEC and BellSouth would bill end users for their respective portion of IntraLATA private line services with one end in our RLECs’ service area and the other end in BellSouth’s service area.

Interconnection with Wireless Carriers

The FCC has directed that IntraMTA traffic exchanged between an ILEC and wireless carriers is subject to reciprocal compensation payments. An “MTA” is a Major Trading Area, as defined by the FCC, for purposes of awarding PCS spectrum licenses and often covers a significant portion of a one or two state area. Our RLECs have received wireless reciprocal compensation based on a combination of state settlement arrangements and interconnection agreements with wireless carriers. During 2003, BellSouth took action throughout its region to attempt to terminate state settlement arrangements and replace these with direct interconnection agreements between the RLECs and the wireless carriers. These actions impact MebTel, CUI and GTC. In response, our RLECs have worked with state industry groups to negotiate individual state transition agreements and also have entered into a number of interconnection agreements with individual wireless carriers.

State Regulation—Competitive Local Telephone Company

Madison River Communications, LLC is certified to provide intrastate local, toll and access services in the states of Illinois, North Carolina, South Carolina, Tennessee, Georgia, Florida, Alabama, Mississippi, Louisiana and Texas. In association with these certifications, Madison River Communications, LLC has filed state local, access and toll tariffs in all states except North Carolina, in which, pursuant to Commission rules, Madison River Communications, LLC has filed a price list. Madison River Communications, LLC has filed interstate access tariffs and maintains long distance rates on its web site in accordance with FCC orders. Tariffs are updated as needed and periodic state financial and quality of service filings are made as required.

Madison River Communications, LLC has interconnection agreements with Verizon in Illinois and North Carolina, with Sprint in North Carolina, with SBC in Texas and Illinois, and with BellSouth in its nine state operating area. These interconnection agreements govern the relationship between the ILECs and Madison River Communications, LLC’s operations in the areas of resale of retail services, reciprocal compensation, central office collocation, purchase of unbundled network elements and use of operational support systems.

Local Government Authorizations

We are required to obtain from municipal authorities on-street opening and construction permits or operating franchises to install and expand fiber optic facilities in certain cities. We have obtained such municipal franchises in our incumbent local telephone company territories in Alabama, North Carolina, Illinois and Georgia. In some cities, subcontractors or electric utilities with which we have contracts may already possess the requisite authorizations to construct or expand our networks.

Some jurisdictions where we may provide service require license or franchise fees based on a percent of certain revenues. There are no assurances that jurisdictions that do not currently impose fees will not seek to impose fees in the future. The Telecom Act requires jurisdictions to charge nondiscriminatory fees to all telecom providers, but it is uncertain how quickly this requirement will be implemented by particular jurisdictions in our edge-out markets, especially regarding materially lower fees that may be charged to ILECs.

MANAGEMENT

The following table identifies the executive officers and current directors of Madison River Communications, and their ages as of December 20, 2004.

Currently, two of our directors, Messrs. Cole and Perry, are designees of the affiliates of Madison Dearborn Partners, two of our directors, Messrs. DiSabato and Mehra, are designees of the affiliates of Goldman, Sachs & Co. and one of our directors, Mr. Pelson, is a designee of the affiliates of Providence Equity Partners. As described below under “—Election of Directors,” prior to the consummation of this offering, we will enter into a stockholders’ agreement with the existing sponsors pursuant to which each existing sponsor will have the right to designate up to two individuals who will be among the slate of nominees for election to the board of directors based on their ownership percentage of our outstanding shares of common stock. Pursuant to these rights, following consummation of this offering, we anticipate that affiliates of each of Madison Dearborn Partners and Goldman, Sachs & Co. will have the right to designate one such individual to the board and affiliates of Providence Equity Partners will not have the right to designate any such nominee. Consistent with these rights, its is expected that one of the current director designees of the affiliates of Madison Dearborn Partners, one of the director designees of the affiliates of Goldman, Sachs & Co. and Mr. Pelson will resign from the board effective as of the closing date of this offering.

Name	Age	Position
J. Stephen Vanderwoude	60	Managing Director—Chairman of the Board and Chief Executive Officer
Paul H. Sunu	48	Managing Director—Chief Financial Officer and Secretary; Director
Kenneth W. Amburn	62	Managing Director—Chief Operating Officer
Bruce J. Becker	58	Managing Director—Chief Technology Officer
Michael T. Skrivan	50	Managing Director—Revenues
John T. Hogshire	43	Vice President and Controller
Matt L. Springer	41	Vice President—General Counsel and Assistant Secretary
Karen D. Turner	36	Vice President—Administration
John R. Whitener	41	Vice President and Treasurer
Peter W. Chehayl	57	Director
Michael P. Cole	32	Director
Joseph P. DiSabato	38	Director
Richard A. May	60	Director
Sanjeev K. Mehra	46	Director
Edward W. Mullinix, Jr.	51	Director
Mark A. Pelson	42	Director
James N. Perry, Jr.	44	Director

The following sets forth certain biographical information with respect to the members of our Board of Directors and our executive officers:

Mr. J. Stephen Vanderwoude has been the Managing Director—Chairman of the Board and Chief Executive Officer of Madison River Communications since December 2004. Mr. Vanderwoude, a founding member of Madison River Telephone in 1996, also serves as Managing Director—Chairman and Chief Executive Officer of Madison River Telephone, a position he has served since 1996. He has over 35 years of telecommunications experience, including serving as President and Chief Operating Officer and a Director of Centel Corporation and President and Chief Operating Officer of the Local Telecommunications division of Sprint Corporation. He is currently a director of Centennial Communications Corp., First Midwest Bancorp and the United States Telecom Association.

Mr. Paul H. Sunu has been the Managing Director—Chief Financial Officer and Secretary and a director of Madison River Communications since December 2004. Mr. Sunu, a founding member of Madison River Telephone in 1996, also serves as Managing Director—Chief Financial Officer and Secretary of Madison River Telephone. Mr. Sunu has served as a Managing Director of Madison River Telephone since 1996. Mr. Sunu is a certified public accountant and a member of the Illinois Bar with 23 years of experience in finance, tax, treasury, securities and law.

Mr. Kenneth W. Amburn has been the Managing Director—Chief Operating Officer of Madison River Communications since December 2004. Mr. Amburn also serves as a Managing Director—Chief Operating Officer of Madison River Telephone. Mr. Amburn joined Madison River Telephone in 1998 and has served in various management capacities culminating with his appointment as Chief Operating Officer in 2000. He has over 39 years of telecommunications experience, including serving in executive operating capacities with Centel-Texas, Network Construction Services and Citizens Utilities.

Mr. Bruce J. Becker has been the Managing Director—Chief Technology Officer of Madison River Communications since December 2004. Mr. Becker also serves as Managing Director—Chief Technology Officer of Madison River Telephone. Mr. Becker has served as a Managing Director of Madison River Telephone since joining the Company in October 1998. He has over 40 years of telecommunications experience, including serving in executive operating capacities with ICG Telecommunications and Centel Corporation.

Mr. Michael T. Skrivan has been the Managing Director—Revenues of Madison River Communications since December 2004. Mr. Skrivan has served in various management capacities since joining Madison River Telephone in May 1999 culminating with his appointment as Managing Director—Revenues for Madison River Telephone in 2000. Prior to joining Madison River Telephone, Mr. Skrivan was a founding member in the consulting firm of Harris, Skrivan & Associates, LLC, which provides regulatory and financial services to local exchange carriers from October 1995 to May 1999. Mr. Skrivan is a member of the Telecom Policy Committee of the United States Telecom Association.

Mr. John T. Hogshire has been Vice President and Controller of Madison River Communications since December 2004. Mr. Hogshire has been Vice President and Controller of Madison River Telephone since 1999. He has been employed by Madison River Telephone since 1998.

Mr. Matt L. Springer has been Vice President—General Counsel and Assistant Secretary of Madison River Communications since December 2004. Mr. Springer has been Vice President, General Counsel and Assistant Secretary of Madison River Telephone since January 2000. From October 1994 to December 1999, he was Assistant General Counsel to RTFC.

Ms. Karen D. Turner has been Vice President—Administration of Madison River Communications since December 2004. From September 2001 to August 2004, Ms. Turner served in various financial services management positions for Progress Energy, Inc., an electric utility company. From May 1998 to September 2001, Mr. Turner was employed at Madison River Telephone, serving as an accounting manager from May 1998 to June 2000 and as Treasurer from June 2000 to September 2001.

Mr. John R. Whitener has been Vice President and Treasurer of Madison River Communications since December 2004. Mr. Whitener has been Vice President and Treasurer of Madison River Telephone since September 2001. He served as Vice President of Financial Reporting of Madison River Telephone from April 2000 to September 2001. From 1998 to 2000, Mr. Whitener was a senior manager at Deloitte & Touche LLP.

Mr. Peter W. Chehayl has been a director of Madison River Communications since December 2004 and a member of the Board of Managers of Madison River Telephone since May 2004. Mr. Chehayl served as the Senior Vice President, Treasurer and Chief Financial Officer of Centennial Communications Corp. from January 1999 until August 2002. Prior to joining Centennial Communications Corp., Mr. Chehayl was the Vice President and Treasurer of 360 Communications Company (now a subsidiary of ALLTEL Corporation) since 1996. From 1991 to 1996, he served as Vice President—Capital Markets at Sprint Corporation.

Mr. Michael P. Cole has been a director of Madison River Communications since December 2004 and a member of the Board of Managers of Madison River Telephone since December 2003. Mr. Cole is also a director of Madison Dearborn Partners LLC focusing on investments in the media and communications industries. Mr. Cole joined Madison Dearborn Partners LLC in August 1997, and has served as a director since October 2003.

Mr. Cole is currently a member of the board of directors of Omne Holdings, Ltd., MessageLabs Group Limited and the Chicago Entrepreneurial Center within the Chicagoland Chamber of Commerce.

Mr. Joseph P. DiSabato has been a director of Madison River Communications since December 2004 and a member of the Board of Managers of Madison River Telephone since 1997. Mr. DiSabato is a member of the Board of Managers and a Managing Director of Goldman, Sachs & Co. in the Principal Investment Area of its Merchant Banking Division, where he has been employed since 1994. Mr. DiSabato serves as a director of several privately held companies on behalf of Goldman, Sachs & Co.

Mr. Richard A. May has been a director of Madison River Communications since December 2004 and a member of the Board of Managers of Madison River Telephone since February 2004. Until April 2004, Mr. May was the Chairman and Chief Executive Officer of Great Lakes REIT, a position he held since he co-founded the real estate investment trust in 1992.

Mr. Sanjeev K. Mehra has been a director of Madison River Communications since December 2004 and a member of the Board of Managers of Madison River Telephone since 1996. Mr. Mehra joined Goldman, Sachs & Co. in 1986, and has served since 1996 as a Managing Director in the Principal Investment Area of its Merchant Banking Division and serves on the Principal Investment Area Investment Committee. Mr. Mehra is a director of Burger King Corporation, Hexcel Corporation, Nalco Holding Company and various privately held companies and is a member of the Board of Trustees of Trout Unlimited.

Mr. Edward W. Mullinix, Jr. has been a director of Madison River Communications since December 2004 and a member of the Board of Managers of Madison River Telephone since May 2004. Mr. Mullinix has served as Executive Vice President and Chief Financial Officer of The Haskell Company since November 2000. From 1999 to November 2000, Mr. Mullinix served as President and Chief Operating Officer of Paging Network, Inc. He currently serves as a director for Daniel, Inc. and member of United Way of Northeast Florida’s finance committee.

Mr. Mark A. Pelson has been a director of Madison River Communications since December 2004 and a member of the Board of Managers of Madison River Telephone since 1999. Mr. Pelson is a Managing Director of Providence Equity Partners, where he has been employed since 1996. Mr. Pelson is currently also a director of Consolidated Communications, Inc. and several privately held companies. Mr. Pelson has informed us that he intends to resign his positions with Madison River Communications and Madison River Telephone upon consummation of this offering.

Mr. James N. Perry, Jr. has been a director of Madison River Communications since December 2004 and a member of the Board of Managers of Madison River Telephone since 1996. Mr. Perry is currently a Managing Director of Madison Dearborn Partners LLC, which he co-founded in 1993. From 1985 to 1993, Mr. Perry was at First Chicago Venture Capital, the predecessor firm to Madison Dearborn Partners LLC, where he most recently served as Senior Investment Manager. He currently serves on the boards of directors of Band-X Limited, Cbeyond Communications, LLC and Looking Glass Networks, LLC.

Election of Directors

Madison River Communications’ certificate of incorporation and bylaws provide that our board of directors will consist of not less than five nor more than fifteen members, the exact number of which will be fixed from time to time by our board. Upon the closing of this offering, the size of our board will be fixed at ten directors. Each of Messrs.                                          is an independent director in accordance with the independence requirements of the Nasdaq National Market.

Prior to the consummation of this offering, we will enter into a stockholders’ agreement with the existing sponsors pursuant to which each existing sponsor will have the right to designate two individuals who will be among the slate of nominees for election to Madison River Communications’ board of directors so long as such existing sponsor owns at least 12.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis and one individual so long as such existing sponsor owns at least 7.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis. As a result, following consummation of this offering, we anticipate that affiliates of each of Madison Dearborn Partners and Goldman, Sachs & Co. will have the right to designate one such nominee for election to Madison River Communications’ and affiliates of Providence Equity Partners will not have the right to designate any such nominee.

Upon the closing of this offering, Mr. Vanderwoude, the Chief Executive Officer of Madison River Communications, will serve as the Chairman of Madison River Communications. We expect that the right to be elected as the Chairman of Madison River Communications will also be provided to Mr. Vanderwoude pursuant to an amendment to his employment agreement.

The nomination of directors will be determined by a majority of our independent directors in accordance with Nasdaq rules. Our directors will be elected by our stockholders each year at our annual meeting. Our directors are elected to serve one-year terms.

Committees of the Board

Prior to the consummation of this offering, we plan to establish an audit committee and a compensation committee.

Audit Committee

The audit committee will be comprised of not fewer than three directors elected by a majority of the board. The audit committee will oversee our accounting and financial reporting processes, as well as the audits of our financial statements, including retaining and discharging our auditors. Our audit committee will comply with the independence requirements of the Nasdaq National Market and the rules of the SEC under the Securities Exchange Act of 1934, as amended. It is expected that the audit committee will be comprised of Messrs.             ,              and             .

Compensation Committee

The compensation committee will be comprised of not fewer than three directors elected by a majority of the board. The compensation committee will be responsible for determining salaries, incentives and other forms of compensation for officers and other employees and administering our various incentive compensation and benefit plans. Our compensation committee will comply with the independence requirements of the Nasdaq National Market. It is expected that the compensation committee will be comprised of Messrs.             ,              and             .

Compensation Committee Interlocks and Insider Participation

None of our executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

J. Stephen Vanderwoude, our Chief Executive Officer, participated in deliberations of the Board of Managers of Madison River Telephone concerning executive officer compensation during fiscal year 2003 and 2004, except for deliberations concerning his own compensation.

Compensation of Directors

After the consummation of this offering, we will pay each of our independent directors $15,000 per year and $1,500 for each meeting of the board of directors or any committee of the board that he or she attends. We also plan to grant stock options and/or restricted common stock to independent directors under our Omnibus Stock Plan.

Compensation of Executive Officers

The following table sets forth certain information concerning the compensation of the chief executive officer and each of the four most highly compensated executive officers of Madison River Telephone during the fiscal years ended December 31, 2003, 2002 and 2001. These individuals are referred to as the “named executive officers.”

Summary Compensation Table

	Annual Compensation				Long-term Compensation Awards	All Other Compensation(2)
Name	Year	Salary	Bonus	Other Annual Compensation(1)	Securities Underlying Unit Option Grants
J. Stephen Vanderwoude	2003	$284,275	$380,000	$1,800	—	$6,209
(Chairman and CEO)	2002	285,425	250,000	1,818	—	5,500
	2001	195,720	240,000	1,625	—	5,100

Paul H. Sunu	2003	224,498	510,524	2,520	—	6,000
(Chief Financial Officer and Secretary)	2002	225,111	198,398	1,818	—	5,500
	2001	199,050	140,000	875	—	5,100

Kenneth W. Amburn	2003	180,000	88,000	—	—	6,322
(Chief Operating Officer)	2002	180,000	70,000	—	—	6,514
	2001	179,616	66,000	—	—	6,255

Bruce J. Becker	2003	180,000	111,657	—	—	—
(Chief Technology Officer)	2002	180,000	58,398	—	—	—
	2001	179,617	60,000	—	—	798

Michael T. Skrivan	2003	180,000	88,000	—	—	6,000
(Managing Director—Revenues)	2002	160,000	60,000	—	—	5,500
	2001	160,000	44,000	—	—	5,100

(1)	Other annual compensation consists of an auto allowance.
(2)	Includes matching contributions for the 401(k) savings plan and group term life insurance premiums paid on behalf of certain officers

Employee Benefit Plans

401(k) Savings Plans

In 1998, we established a 401(k) savings plan covering substantially all of our employees, except for employees of Gulf Telephone Company that have their own 401(k) savings plan, that meet certain age and employment criteria. Pursuant to the plan, eligible employees may elect to reduce their current compensation up to certain dollar amounts that do not exceed legislated maximums. We have agreed to contribute an amount equal to 50% of employee contributions for the first 6% of compensation contributed on behalf of all participants. We made matching contributions to this plan of approximately $606,000, $687,000 and $859,000 in 2003, 2002 and 2001, respectively. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by us to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn and our contributions are deductible by us when made.

Long-Term Incentive Plan

In 1998, we adopted a long-term incentive plan arrangement which provides for annual incentive awards for certain employees as approved by the Board of Managers of Madison River Telephone. Under the terms of the plan, annual awards are expensed over the succeeding 12 months after the award is determined. The incentive awards vest automatically at the time of a qualified event as defined under the plan. No incentive awards are vested at this time. Vested awards are payable under certain circumstances as defined under the long-term incentive plan arrangement. We recognized compensation expense of $5,429,000, $5,284,000 and $1,271,000 in the years ended December 31, 2003, 2002 and 2001, respectively, related to the long-term incentive awards.

2005 Omnibus Stock Plan

Prior to the consummation of this offering, we intend to adopt a new 2005 Omnibus Stock Plan, or the Omnibus Plan, which will replace our existing long-term incentive plan for grants of equity-based compensation following the consummation of this offering. There are several types of awards that may be granted under the Omnibus Plan: stock options (including both incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code and nonqualified options, which are options that do not qualify as ISOs), stock appreciation rights, restricted stock, phantom stock, stock bonus awards, and other equity-based awards valued in whole or in part by reference to, or otherwise based on, our common stock. A total of              shares of common stock will be reserved for issuance under the Omnibus Plan, subject to equitable adjustment upon certain corporate transactions or events. Shares subject to an award that remain unissued upon the cancellation or termination of the award will again become available for award under the Omnibus Plan, as shall any shares subject to an award that are retained by us as payment of the exercise price or tax withholding obligations and previously owned shares surrendered to us as payment of the exercise price of an option or to satisfy tax withholding obligations. In addition, to the extent an award is paid or settled in cash, the number of shares previously subject to the award shall again be available for grants pursuant to the Omnibus Plan.

The Omnibus Plan will be administered by our compensation committee. Our officers, employees and non-employee directors and third-party consultants are eligible to receive awards under the Omnibus Plan in the discretion of the compensation committee. The compensation committee will have the responsibility for interpreting the plan and determining all of the terms and conditions of awards made under the plan, including when they will become exercisable or otherwise vest. The compensation committee has the authority to accelerate the exercisability and/or vesting of any outstanding award at such times and under such circumstances as it deems appropriate. The Omnibus Plan may be amended by our board, subject to stockholder approval where necessary to satisfy legal or regulatory requirements. The Omnibus Plan will terminate not later than the tenth anniversary of its adoption. Awards granted before the termination of the Omnibus Plan may extend beyond that date in accordance with their terms.

The Omnibus Plan is intended to permit the grant of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, which generally limits the deduction that we may take for compensation of our five most senior executive officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, will not be subject to this limitation if certain requirements are met. The vesting of awards that are intended to qualify as performance based compensation will be based upon business criteria as established by the compensation committee from time to time.

To date, no awards have been granted under the Omnibus Plan. Inasmuch as awards under the Omnibus Plan will be granted at the sole discretion of our compensation committee, it is not possible at this time to determine either the persons who will receive awards under the Omnibus Plan or the amount of any such awards. On the date of effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 covering the shares of our common stock reserved for issuance under the Omnibus Plan and our existing equity incentive plans.

Pension Plan

In May 1998, we adopted a noncontributory defined benefit pension plan, which was transferred to us from our subsidiary, Mebtel, Inc. The plan covers all full-time employees, except employees of Gulf Coast Services, who have met certain age and service requirements and provides benefits based upon the participants’ final average compensation and years of service. Further accrual of benefits under the pension plan were frozen effective February 28, 2003. We have a continued obligation to fund the plan and our policy is to comply with the funding requirements of the Employee Retirement Income Security Act of 1974, as amended.

Employment Agreements

Madison River Telephone has entered into employment agreements with Messrs. Vanderwoude, Sunu, Becker, Amburn and Skrivan. The agreements provide for employment of each executive through December 31, 2005. The agreements are subject to termination by either party (with or without cause) at any time subject to applicable notice provisions. If the executive’s employment is terminated by Madison River Telephone other than for cause, or due to his death or disability, or the executive terminates his employment for good reason, the executive is entitled to receive his continued base salary for six months after the date of termination, plus his bonus on a pro rata basis. The executive will also be entitled to receive a cash lump sum equal to any compensation payments deferred by the executive and any unpaid amounts in respect of any bonus for the fiscal year prior to the year of termination. In some instances, these payments could total in excess of $100,000. The agreements provide that the executives may not disclose any confidential information while employed by Madison River Telephone or thereafter. The agreements also provide that the executive will not compete with Madison River Telephone during their employment or for a period of up to a maximum of 15 months following termination of employment. Additionally, the agreements prohibit the executives for a period of 15 months from soliciting for employment any person who at any time during the executive’s employment was an employee of Madison River Telephone. Under the agreements, Madison River Telephone is obligated to indemnify the executives for all expenses, liabilities and losses reasonably incurred by them in connection with their employment.

On December 31, 2003, Mr. Sunu’s employment agreement was amended to, among other things, increase the amount of bonus payable to Mr. Sunu for 2003 through 2007, provided Mr. Sunu remains employed by Madison River Telephone on the date of payment for each such annual bonus. Accordingly, Mr. Sunu’s bonuses for 2003 and 2004 were paid in accordance with the amended agreement. In connection with the consummation of this offering and the other transactions, we have agreed to pay a cash bonus to Mr. Sunu of $665,000. The payment is intended to compensate Mr. Sunu for his efforts in connection with the completion of the transactions and his past service to us. We intend to amend Mr. Sunu’s employment agreement to eliminate the provisions increasing the amount of bonus payable to him in 2005 through 2007 under the employment agreement.

SECURITY OWNERSHIP

OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock after giving effect to the reorganization transactions by:

•	each person known by us to beneficially own 5% or more of our common stock;

•	each member of our board of directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

The following table lists applicable percentage ownership based on              shares of common stock outstanding after giving effect to the reorganization transactions. The following table also lists applicable percentage ownership based on              shares of common stock outstanding after completion of this offering. Except as noted below, this table does not take into account the underwriters’ over-allotment option.

			Shares Offered Hereby		Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming No Exercise of Over- Allotment Option	Assuming Full Exercise of Over- Allotment Option	Assuming No Exercise of Over- Allotment Option		Assuming Full Exercise of Over- Allotment Option
Name(1)	Number	%			Number	%	Number	%
Madison Dearborn Partners, LLC(2)
The Goldman Sachs Group, Inc.(3)
Providence Equity Partners(4)
Daniel M. Bryant(5)
G. Allan Bryant(6)
J. Stephen Vanderwoude
Paul H. Sunu
Kenneth W. Amburn
Bruce J. Becker
Michael T. Skrivan
Peter W. Chehayl
Michael P. Cole
Joseph P. DiSabato(3)
Richard A. May
Sanjeev K. Mehra(3)
Edward Mullinix
Mark A. Pelson(4)(7)
James N. Perry, Jr.
James D. Ogg
All directors and executive officers as a group (17 persons)

*	Represents less than one percent (1%).
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Madison River Communications, 103 South Fifth Street, Mebane, North Carolina 27302.
(2)

Includes              shares which Madison Dearborn Capital Partners, L.P. has the right to acquire upon conversion of a note payable from Madison River Telephone. Madison Dearborn Patners LLC and certain of its affiliates may be deemed to own beneficially and indirectly in the aggregate              shares of common stock which are owned directly or indirectly by investment partnerships, of which affiliates of Madison Dearborn Partners, LLC is the general partner or managing general partner. We refer to these investment partnerships as the MDP Funds. Madison Dearborn Partners, LLC is an affiliate of each of the MDP Funds. The MDP Funds and their respective beneficial ownership of shares of our common stock are: (a)              shares held by Madison Dearborn Capital Partners II, L.P.; (b)              shares held by Madison Dearborn Capital Partners III, L.P.; (c) shares held by Madison Dearborn Special Equity III, L.P.; (d)              shares held by Madison Dearborn Special Advisors Fund I, LLC; and (e)              shares held by Madison Dearborn Special Co-Invest Partners I. Our directors Michael P. Cole and James N. Perry, Jr. are managing directors of Madison Dearborn Partners LLC. Messrs. Cole and Perry and Madison Dearborn Partners LLC each disclaims beneficial ownership of the shares owned directly or indirectly by the MDP Funds, except to the extent of their pecuniary interest therein, if any. The address for Madison Dearborn Partners LLC and each of the MDP Funds is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

(3)	The Goldman Sachs Group, Inc., which we refer to as GS Group, Goldman, Sachs & Co., which we refer to as Goldman Sachs and which is one of the underwriters for this offering, and certain of their affiliates, may be deemed to own beneficially and indirectly in the aggregate shares of common stock which are owned directly or indirectly by investment partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner. We refer to these investment partnerships as the GS Limited Partnerships. Goldman Sachs is an affiliate of each of, and the investment manager for certain of, the GS Limited Partnerships. The GS Limited Partnerships and their respective beneficial ownership of shares of our common stock are: (a) GS Capital Partners II, L.P. shares, (b) GSCP II Mad River Holding, L.P. shares, (c) GSCP II Germany Mad River Holding, L.P. shares, (d) GSCP II Offshore Mad River Holding, L.P. shares, (e) Bridge Street Fund 1997, L.P. shares, and (f) Stone Street Fund 1997, L.P. shares. Our directors Joseph P. DiSabato and Sanjeev K. Mehra are managing directors of Goldman Sachs. Messrs. DiSabato and Mehra, Goldman Sachs and GS Group each disclaims beneficial ownership of the shares owned directly or indirectly by the GS Limited Partnerships, except to the extent of their pecuniary interest therein, if any. The address for GS Group, Goldman Sachs and the GS Limited Partnerships is 85 Broad Street, New York, New York 10004.
(4)	Includes shares held by Providence Equity Partners, L.P. and shares held by Providence Equity Partners II L.P. Providence Equity Partners L.L.C. is the general partner of each of these entities and has the sole power to direct the voting and disposition of the shares. As a result, each of the entities may be deemed to share beneficial ownership of the shares owned by the others. Each of the entities disclaims this beneficial ownership. Jonathan M. Nelson, by virtue of his ownership interest in, and as managing member of, Providence Equity Partners, L.L.C. may also be deemed to possess indirect beneficial ownership of the securities owned by these entities. He disclaims such beneficial ownership except to the extent of his pecuniary interest in those securities. Glenn M. Creamer and Paul J. Salem are the remaining voting members of Providence Equity Partners, L.L.C., but neither has a voting interest sufficient, by itself, to either direct or prevent the voting or disposition of the shares deemed to be owned by Providence Equity Partners, L.L.C. The address of Providence Equity and Mr. Nelson is c/o Providence Equity Partners, Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.
(5)	Includes shares held by Daniel M. Bryant and shares held by The Michael E. Bryant Life Trust of which Daniel M. Bryant is a trustee. Daniel M. Bryant disclaims beneficial ownership of the units held by The Michael E. Bryant Life Trust. The address for Daniel M. Bryant is .
(6)	Includes shares held by G. Allan Bryant and shares held by The Michael E. Bryant Life Trust of which G. Allan Bryant is a trustee. G. Allan Bryant disclaims beneficial ownership of the units held by The Michael E. Bryant Life Trust. The address for G. Allan Bryant is .
(7)	Mr. Pelson is a Managing Director of Providence Equity Partners and holds a minority interest in the Providence Equity funds that own shares of common stock. As result, Mr. Pelson may be deemed to share beneficial ownership of the shares owned by Providence Equity Partners. Mr. Pelson disclaims this beneficial ownership. Mr. Pelson will resign as a director of Madison River Communications and Madison River Telephone effective on the closing of this offering.

Each of the GS Limited Partnerships is a selling stockholder in this offering and an affiliate of Goldman Sachs, a broker-dealer and an underwriter participating in this offering. The GS Limited Partnerships have advised Madison River Communications that they purchased their interests in Madison River Telephone in the ordinary course of business, and at the time of the purchase of the securities, the GS Limited Partrnerships had no agreements or understandings, directly or indirectly with any person to distribute the securities other than the registration rights agreement among Madison River Telephone, the GS Limited Partnerships and certain other equity holders. The selling stockholders in this offering may be deemed to be underwriters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Reorganization Transactions

As part of the reorganization transactions, the direct and indirect holders of membership units in Madison River Telephone will receive shares of common stock in Madison River Communications in exchange for their outstanding membership units in Madison River Telephone. The number of shares of common stock to be issued in the reorganization transactions was determined by negotiations between the holders of the outstanding membership units in Madison River Telephone in consultation with our financial advisors. In the reorganization transactions, our existing sponsors, the Coastal shareholders and our existing management investors will receive the following number of shares of common stock:

Related Party	Shares of Common Stock
Affiliates of Madison Dearborn Partners (1)
Affiliates of Goldman, Sachs & Co.
Affiliates of Providence Equity Partners
Daniel M. Bryant (2)
G. Allan Bryant (2)
The Michael E. Bryant Life Trust (2)
J. Stephen Vanderwoude (3)
Paul H. Sunu (3)
Bruce J. Becker (3)

(1)	Includes the shares issuable in respect of the 392,610 Class A units issued upon conversion of the note payable described in “—Madison Dearborn Capital Partners, L.P. Convertible Note.”

(2)	Daniel M. Bryant, G. Allan Bryant and The Michael E. Bryant Life Trust are collectively the Coastal shareholders.

(3)	Shares issued to Messrs. Vanderwoude, Sunu and Becker include , and shares of restricted stock issued in respect of Class D units, a portion of which remain subject to vesting.

Stockholders’ Agreement

Prior to the consummation of this offering, we will enter into a stockholders’ agreement with the existing sponsors pursuant to which each existing sponsor will have the right to designate two individuals who will be among the slate of nominees for election to Madison River Communications’ board of directors so long as such existing sponsor owns at least 12.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis and one individual so long as such existing sponsor owns at least 7.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis. As a result, we anticipate that affiliates of each of Madison Dearborn Partners and Goldman, Sachs & Co. will have the right to designate one nominee to Madison River Communications’ board upon the closing of this offering.

Registration Rights Agreement

Effective upon the consummation of this offering, Madison River Communications and the existing equity investors will enter into a registration rights agreement, pursuant to which Madison River Communications will provide these persons certain demand, piggyback and shelf registration rights with respect to the shares of common stock owned by these persons following this offering. These shares are referred to as registrable securities. Pursuant to the demand registration rights, the holders of a majority of the registrable securities held by (i) affiliates of Madison Dearborn Partners, (ii) affiliates of Goldman, Sachs & Co. and (iii) affiliates of Providence Equity Partners each may require us to file up to two long-form registration statements and an unlimited number of short-form registration statements. We will not be obligated to effect any demand registration within 180 days after the effective date of a previous demand registration. We have agreed to pay all costs and expenses in connection with each such registration, except underwriting discounts and commissions applicable to the securities sold.

The registration rights agreement will replace the existing registration rights agreement between Madison River Telephone and certain of the existing equity investors, which contemplated a public offering of equity securities of Madison River Telephone. Upon the effectiveness of the registration rights agreement, the existing registration rights agreement will be terminated.

Coastal Shareholders

On April 10, 2002, Madison River Telephone announced the completion of an agreement with the Coastal shareholders, which, among other things, modified certain provisions of the shareholders’ agreement that was entered into when Coastal Communications, Inc. acquired Coastal Utilities, Inc. in March 2000. Under the terms of the agreement, the Coastal shareholders exchanged all of their series B stock and 40% of their series A stock in Coastal Communications, Inc. for 18.0 million Class A units in Madison River Telephone valued at $1 per unit and three term notes issued by Madison River Telephone in the aggregate principal amount of $20 million, payable over eight years and bearing interest at approximately 8.4% per annum. In addition, Coastal Communications, Inc. redeemed 30 shares of series A stock retained by the Coastal shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction. Coastal Communications, Inc. redeemed an additional 30 shares of series A stock in June 2003 for approximately $1.0 million and in July 2004 for approximately $1.0 million. Under the terms of Coastal Communications, Inc.’s amended shareholders’ agreement, the Coastal shareholders have the right to require Coastal Communications, Inc. to redeem their remaining 90 shares of series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1.0 million, in any thirteen-month period. Under the terms of agreement, we may at any time require the Coastal shareholders to sell their shares of series A stock to us for a purchase price of $33,333.33 per share, or an aggregate of $3.0 million. At the closing of this offering, we will repurchase the remaining 90 shares of series A stock held by the Coastal shareholders out of the proceeds of this offering and the new credit facilities and cash on hand.

On November 24, 2004, Madison River Telephone entered into an agreement with the Coastal shareholders to repay the remaining $20 million principal amount of notes owed to them, plus accrued and unpaid interest thereon, in exchange for $20 million in cash plus 2,000,000 newly issued Madison River Telephone Class A units, representing an approximately 1% ownership interest in Madison River Telephone. The terms of the agreement were determined by negotiations between us and the Coastal shareholders in consultation with our respective financial advisors. This transaction closed on December 22, 2004. On the closing date of this transaction, the total accrued and unpaid interest on the notes was $1.9 million. As of December 31, 2004, the newly issued Madison River Telephone Class A units were valued at $             million, or $             per unit.

Madison Dearborn Capital Partners, L.P. Convertible Note

In April 1997, Madison River Telephone issued to Madison Dearborn Capital Partners, L.P., one of our existing sponsors, a note payable of $0.4 million that bears interest at 8.0% per annum and is due on demand. The principal amount and unpaid interest are due in October 2011. The note is unsecured and, at any time prior to the payment of the entire principal amount, Madison Dearborn Capital Partners, L.P. may convert all unpaid principal and accrued interest into Class A units in Madison River Telephone. We believe that the terms of the note payable are comparable to those that could have been obtained from unaffiliated parties. At December 20, 2004, the unpaid principal on the note was $392,610 and the unpaid interest on the note was $365,093. In connection with the transactions, the note, including all accrued and unpaid interest, will be converted pursuant to its terms into 392,610 Class A units, which will be exchanged for common stock in Madison River Communications pursuant to the reorganization transactions. Based on a public offering price of $         per share, the mid-point of the range shown on the cover of this prospectus, the aggregate value of the               shares of common stock to be received in exchange for the Class A units is $                    .

Loans to Related Parties

On January 4, 2002, ORVS Madison River sold its interest in Madison River Telephone, which consisted of 5,550,253.16 Class A units at December 31, 2001, to certain members of management and to Madison River

Telephone for approximately $1.21 to $1.23 per unit. Madison River Telephone repurchased 1,632,427.40 of these Class A units and retired them. Members of management purchasing Class A units from ORVS Madison River were J. Stephen Vanderwoude (2,489,450.97 units), James D. Ogg (544,142.74 units), Paul H. Sunu (462,521.37 units) and Bruce J. Becker (421,710.68 units). The terms of the transaction were determined by negotiations by the parties in consultation with their respective financial advisors. To finance a portion of their purchase of Class A units from ORVS Madison River, Mr. Sunu, Mr. Ogg and Mr. Becker each borrowed $466,700, or a total of $1.4 million, from Madison River Capital. The loans, payable on demand, bear interest at 5% per annum and are secured by the respective individual’s Class A interests purchased. As of December 21, 2004, $1.4 million remained outstanding under these loans. We intend to call these loans due in connection with consummation of this offering.

Mr. Sunu also had a loan payable to Madison River Telephone the proceeds of which were used to purchase 250,000 Class A units in Madison River Telephone. The loan, payable on demand, bore interest at 5% and was secured by Mr. Sunu’s Class A interests. The loan, which totaled $145,500 as of December 31, 2003, was repaid in full in December 2004.

Special Bonuses

In September 2002, we agreed to pay Mr. Sunu a bonus in the amount of $435,000 in connection his efforts in consummating the transactions with the Coastal shareholders on April 10, 2002 described above. The bonus is only payable in the event that a liquidity event with respect to Madison River Telephone occurs and the existing sponsors receive a return of their capital contribution with respect to their Class A units in Madison River Telephone plus an 8% rate of return. We expect that the consummation of this offering will satisfy the conditions to the payment of the bonus.

In connection with the consummation of this offering and the other transactions, we have agreed to pay a cash bonus to Mr. Sunu of $665,000. The payment is intended to compensate Mr. Sunu for his efforts in connection with the completion of the transactions and his past service to us.

DESCRIPTION OF NEW CREDIT FACILITIES

Concurrently with the closing of this offering, Madison River Capital, LLC will enter into a credit agreement governing the new credit facilities with a syndicate of lenders. This offering is conditioned upon the closing of the new credit facilities.

The following is a description of the general terms that are contemplated to be included in the new credit facilities. The definitive documentation for the new credit facilities continues to be negotiated and may contain provisions different from those set forth below. This information relating to the new credit facilities is qualified in its entirety by reference to the complete text of the documents entered into or to be entered into in connection with the new credit facilities.

The new credit facilities will provide for borrowings of (1) up to $525.0 million to be provided by a syndicate of lenders and (2) up to $55.6 million expected to be provided by the RTFC as follows:

•	a new revolving credit facility providing for up to $75.0 million in senior secured revolving loans outstanding at any time;

•	a term loan B facility providing for senior secured term loans in an aggregate principal amount of up to $450.0 million (subject to reduction based on the amount of the term loan C facility described below);

•	a term loan C facility providing for senior secured term loans in an aggregate principal amount of up to $50.0 million to be provided by the RTFC, the lender under our existing credit facilities (which shall reduce the term loan B facility on a dollar-for-dollar basis); and

•	a term loan D facility providing for senior secured term loans in an aggregate amount of up to $5.6 million to be provided by the RTFC to finance the required purchase of subordinated capital certificates in connection with the funding of the term loan C and D facilities.

The new revolving credit facility will have a swingline subfacility in an amount to be determined and a letter of credit subfacility in an amount to be determined, which will allow issuances of letters of credit for our account.

Upon the consummation of the transactions, we expect to have a total of $455.6 million of senior debt outstanding under the new term loan facilities and no borrowings outstanding under the new revolving credit facility. We expect to borrow under the new revolving credit facility from time to time as needed to provide for our working capital and general corporate needs.

Availability

The availability of, and the commitments to extend credit under, the new credit facilities will be subject to various customary conditions precedent.

In addition, as a condition to borrowing under the term loan C and D facilities, we are required to invest up to $5.6 million, or approximately 10% of the loans under the term loan C and D facilities, in subordinated capital certificates to be issued to us by the RTFC. The RTFC will redeem the subordinated capital certificates in proportion to our principal repayments under the term loan C and D facilities.

Interest Rates and Fees

Borrowings under the revolving credit facility and term loan B Facility will bear interest, at our option, at either (a) a base rate, as such term will be defined in the new credit facilities, plus an applicable margin or (b) the London inter-bank offered rate, or LIBOR, plus an applicable margin. The base rate applicable margin and the LIBOR applicable margin will be between 1.00% and 1.75% and 1.75% and 2.50%, respectively, based on the credit ratings assigned to the new credit facilities at closing.

Borrowings under the term loan C and term loan D facilities are expected to bear interest at a fixed interest rate of 5.15% through August 15, 2006 and thereafter, at our option, at either (a) a fixed rate or (b) the RTFC’s prevailing base variable interest rate plus 0.50%.

We will pay certain future fees with respect to the loans under the new credit facilities, including:

•	in respect of the revolving credit facility, a commitment fee of 0.50% per annum of any unused amounts;

•	a commission on the aggregate face amount of all outstanding letters of credit at a rate per annum equal to the applicable margin for borrowings under the revolving credit facility that bear interest at LIBOR and an issuing fee on the face amount of each letter of credit equal to 0.25% per annum; and

•	customary annual administration fees.

Maturity

The new credit facilities will mature and terminate on the date that is seven years after the closing of the new credit facilities.

Mandatory Prepayments

Subject to certain conditions and exceptions, we will be required to first prepay borrowings under the term loan B and term loan C facilities on a pro rata basis and then repay borrowings under the revolving credit facility and/or reduce revolving credit facility commitments with:

•	100% of the net proceeds from certain dispositions of assets;

•	100% of the net proceeds from certain debt issuances;

•	50% of our annual excess cash flow, as such term will be defined in the new credit facilities, subject to reduction based on our total leverage ratio; and

•	during any “Dividend Suspension Period” (as defined below), on a quarterly basis, 50% of the increase in the “Restricted Payments Basket Amount” (as defined below) during such period.

Voluntary Prepayments

The new credit facilities will permit reductions of commitments and voluntary prepayments of loans without penalty or premium, other than standard breakage costs.

Payment of Dividends

The new credit facilities will generally restrict the amount of dividends we may pay at any time to the “Restricted Payments Basket Amount,” which shall be equal to (1) the sum of Available Cash for the Reference Period most recently ended plus $50 million minus (2) the aggregate amount of dividends paid by Madison River Communications on its common stock during the Reference Period, subject to suspension during any Dividend Suspension Period.

As used above and below under “Financial Covenants,” the following terms have the following meanings:

“Adjusted EBITDA” means:

(1)	consolidated net income, determined in accordance with generally accepted accounting principles in effect from time to time; plus

(2)	the following items, to the extent deducted in determining consolidated net income:

(a)	Consolidated Interest Expense;

(b)	provision for income taxes;

(c)	depreciation and amortization expense;

(d)	costs and expenses related to the transactions, including related bonuses;

(e)	unrealized losses on financial derivatives recognized in accordance with SFAS No. 133;

(f)	non-cash, stock-based compensation expense;

(g)	extraordinary or unusual losses (including extraordinary or unusual losses on permitted sales of assets and casualty events);

(h)	losses on sales of assets other than in the ordinary course of business;

(i)	other non-recurring or unusual costs, expenses or losses, including, without limitation, costs, expenses or losses relating to securities offerings, investments or acquisitions, incurred after the closing date for the new credit facilities to the extent not exceeding, in the aggregate, $10.0 million;

(j)	compensation expense arising from deemed dividends, the payment of dividends or the equivalent on shares of Madison River Communications common stock issued under its Omnibus Stock Plan, any other incentive stock plans or Madison River Telephone’s long-term incentive plans; and

(k)	all other non-cash items that reduce such consolidated net income for which no cash is expected to be paid in the twelve months following the date of determination; minus

(3)	the following items, to the extent included in determining consolidated net income:

(a)	unrealized gains on financial derivatives recognized in accordance with SFAS No. 133;

(b)	extraordinary or unusual gains (including extraordinary or unusual gains on permitted sales of assets and casualty events);

(c)	gains on sales of assets other than in the ordinary course of business; and

(d)	all other non-cash income, other than the accrual of revenue in the ordinary course of business (including the non-cash portion of any Rural Telephone Bank or RTFC patronage capital allocation).

“Available Cash” means, on any date of determination, for any Reference Period, an amount equal to the sum (calculated on a consolidated basis for Madison River Communications and its subsidiaries) of:

(1)	Adjusted EBITDA for such Reference Period minus

(2)	to the extent not deducted in the determination of Adjusted EBITDA, the sum of the following:

(a)	Consolidated Cash Interest Expense;

(b)	Cash Capital Expenditures;

(c)	all scheduled and voluntary (but not mandatory) principal repayments in respect of debt of Madison River Communications or its subsidiaries made during such Reference Period, excluding (A) debt repayments made with the proceeds of debt, equity, capital contributions, asset sales or exchanges or casualty (including insurance, eminent domain and condemnation) proceeds and (B) repayments of revolving debt; and

(d)	cash taxes paid during such Reference Period, excluding any cash taxes paid in respect of the Coastal and Gulf Tax Disputes.

“Cash Capital Expenditures” means, for any Reference Period, the capital expenditures made by Madison River Communications and its subsidiaries during such Reference Period that are classified as capital expenditures in accordance with generally accepted accounting principles in effect from time to time, excluding (1) capital expenditures financed with the proceeds of debt, equity, capital contributions, asset sales or exchanges or casualty (including insurance, eminent domain and condemnation) proceeds and (2) acquisitions of equity interests or assets comprising a business or product line.

“Coastal and Gulf Tax Disputes” means the tax disputes arising from the lawsuits filed in June 2004 by the Department of Justice for the United States of America against Gulf Coast Services, Inc. and Coastal Utilities, Inc. relating to certain prior tax refunds.

“Consolidated Cash Interest Expense” means, for any Reference Period, Consolidated Interest Expense for such period, excluding:

(1)	any amounts not payable or paid in cash in such period or any subsequent period;

(2)	any fees, expenses, premiums or penalties payable on or before the closing date in connection with the transactions;

(3)	any interest or premiums payable with respect to the existing notes; and

(4)	any interest, fees or penalties payable in connection with the Coastal and Gulf Tax Disputes.

“Consolidated Interest Expense” means, for any Reference Period, total interest expense (including that portion attributable to capital leases in accordance with generally accepted accounting principles in effect from time to time and capitalized interest) of Madison River Communications and its subsidiaries on a consolidated basis with respect to all outstanding debt of Madison River Communications and its subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under interest rate hedging agreements.

“Dividend Suspension Period” means any period during which the “total leverage ratio” (as defined below) is greater than 5.10 to 1.00.

“Reference Period” means, at any date, the period commencing on the first day of the first full fiscal quarter that starts after the closing date for the new credit facilities and ending on the last day of the last fiscal quarter for which a quarterly compliance report has been delivered by Madison River Capital, LLC prior to such date.

Covenants

The new credit facilities will contain customary affirmative covenants. Our new credit facilities will also contain negative covenants that limit or restrict our ability (as well as those of our subsidiaries), subject to exceptions, to:

•	create liens and further negative pledges;

•	make investments;

•	incur debt and guarantees;

•	merge or sell assets;

•	make acquisitions;

•	change the nature of our business;

•	make restricted payments (subject to the exception for dividends described above);

•	prepay or repurchase subordinated debt; and

•	engage in certain transactions with affiliates.

In addition, our new credit facilities will contain financial covenants which will require:

•	as of the end of the most recently ended four fiscal quarter period, a maximum ratio of total net debt (defined as total debt less cash) to Adjusted EBITDA (“total leverage ratio”) of not greater than 5.50 to 1.00; and

•	for the four-quarter period ended on the last day of any fiscal quarter, a minimum ratio of Adjusted EBITDA to the sum of Cash Interest Expense and cash taxes (other than cash taxes in respect of the Coastal and Gulf Tax Disputes taxes) (“fixed charge coverage ratio”) of not less than 2.25 to 1.00 through the end of the third fiscal quarter of 2007 and thereafter of not less than 2.00 to 1.00.

Guarantees

Madison River Communications, Madison River Telephone and each of Madison River Capital, LLC’s current and future first tier or direct domestic subsidiaries will guarantee the obligations of Madison River Capital, LLC under the new credit facilities, to the extent permitted by applicable law, rule and regulation.

Collateral

The new credit facilities, and the guarantees thereof, will be secured by, to the extent permitted by applicable law, rule and regulation, (1) a perfected security interest in all of the capital stock or equity interests of subsidiaries and intercompany notes directly owned by Madison River Communications and each guarantor (limited to 65% of the shares of any first tier non-domestic subsidiaries) and (2) a perfected lien on, and security interests in, substantially all of the tangible and intangible assets and properties of Madison River Communications and each guarantor, subject to exceptions to be agreed.

Events of Default

The new credit facilities will contain customary events of default.

Interest Rate Hedge

The new credit facilities will require us to hedge 50% of the obligations under the term loan facilities for a period of not less than three years from the closing date of our new credit facilities.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material provisions of the certificate of incorporation and bylaws of Madison River Communications as each will be in effect upon the closing of this offering. They may not contain all of the information that is important to you. The following descriptions are qualified in their entirety by reference to the provisions of the certificate of incorporation and bylaws of Madison River Communications, copies of the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Madison River Communications’ authorized capital structure consists of:

•	authorized shares of common stock, par value $0.01 per share; and

•	authorized shares of preferred stock, par value $0.01 per share;

Upon the closing of this offering, there will be                      shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors.

Madison River Communications’ certificate of incorporation and bylaws provide that its board of directors will consist of not less than five nor more than fifteen members, the exact number of which will be fixed from time to time by the board. Upon the closing of this offering, the size of our board will be fixed at seven directors. Prior to the consummation of this offering, we will enter into a stockholders’ agreement with the existing sponsors pursuant to which each existing sponsor will have the right to designate two individuals who will be among Madison River Communications’ slate of nominees for election to the board of directors of Madison River Communications so long as such holder owns at least 12.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis and one individual so long as such holder owns at least 7.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis.

Upon the closing of this offering, Mr. Vanderwoude, the Chief Executive Officer of Madison River Communications, will serve as the Chairman of Madison River Communications. We expect that the right to be elected as the Chairman of Madison River Communications will be provided to Mr. Vanderwoude pursuant to an amendment to his employment agreement.

Our directors will be elected each year by our stockholders at our annual meeting. Our directors are elected to serve one-year terms.

Generally, except for charter and bylaw amendments requiring a supermajority vote as described below, all matters to be voted on by stockholders must be approved by a majority or, in the case of election of directors, by a plurality of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

Dividends

Subject to any preferential dividend rights of holders of outstanding preferred stock, holders of shares of common stock are entitled to such dividends as may be declared by Madison River Communications’ board of directors from time to time out of legally available funds. Dividends on the common stock are not cumulative.

Upon completion of this offering, the board of directors of Madison River Communications will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to Madison River Communications’ stockholders. In accordance with our dividend policy, we currently intend to pay an initial dividend of $             per share on or about                     , 2005 and to continue to pay quarterly dividends at an annual rate of $             per share for the first full year following the closing of this offering, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our new credit facilities. Dividend payments are not guaranteed, and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. See “Dividend Policy and Restrictions.”

Rights Upon Liquidation

In the event of any liquidation, dissolution or winding-up of Madison River Communications’ affairs, the holders of Madison River Communications’ common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other matters

Holders of common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, validly issued, fully paid and non-assessable.

Preferred Stock

Madison River Communications is authorized to issue up to              million shares of preferred stock. Madison River Communications’ certificate of incorporation authorizes its board: to issue these shares in one or more series; to establish from time to time the number of shares to be included in each series; and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Madison River Communications’ board may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by stockholders of Madison River Communications. The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. There are currently no plans to issue any shares of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Madison River Communications’ Certificate of Incorporation and Bylaws

Madison River Communications’ certificate of incorporation and bylaws include a number of provisions that may have some anti-takeover effects. Provisions of Delaware law may have similar effects under Madison River Communications’ certificate of incorporation.

Delaware Anti-Takeover Statute.    Madison River Communications is subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the “business combination,” or the transaction in which the stockholder became an “interested stockholder” is approved by the board of directors prior to the date the “interested stockholder” attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	on or subsequent to the date a person became an “interested stockholder,” the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to Madison River Communications and, therefore, may discourage attempts to acquire Madison River Communications.

The board of directors of Madison River Communications has approved each of the existing equity investors as “interested stockholders” for purposes of Section 203 of the General Corporation Law of the State of Delaware.

In addition, various provisions of Madison River Communications’ certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Filling Vacancies.    Any director may be removed for cause only by the affirmative vote of the holders of not less than two-thirds of the outstanding voting power of the outstanding common stock.

Madison River Communications’ certificate of incorporation provides that any vacancy of a directorship shall be filled by the remaining members of the board of directors, except that any vacancy resulting from the departure of an individual that was designated for election by an existing sponsor will be filled by a designee of such existing sponsor so long as the existing sponsor is then entitled to its nominee designation rights under the stockholders’ agreement.

The director removal and vacancy provisions will make it more difficult for a stockholder to remove incumbent directors and simultaneously gain control of the board by filling vacancies created by such removal with its own nominees.

No Cumulative Voting.    The General Corporation Law of the State of Delaware provides that stockholders are denied the right to cumulate votes in the election of directors unless Madison River Communications’ certificate of incorporation provides otherwise. Madison River Communications’ certificate of incorporation does not expressly provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders.    Madison River Communications’ organizational documents prohibit stockholder action by written consent. The bylaws provide that special meetings of stockholders may be called only by Madison River Communications’ board of directors or the chairman of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Madison River Communications’ bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at Madison River Communications’ principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. The bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting or notice of other stockholder proposals must be received by the corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held.

Limitations on Liability and Indemnification of Officers and Directors.    The General Corporation Law of the State of Delaware authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. As permitted by Delaware law, Madison River Communications’ organizational documents include provisions that eliminate the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the General Corporation Law of the State of Delaware regarding unlawful dividends and stock repurchases; or

•	for any transaction from which the director derived an improper personal benefit.

Madison River Communications’ organizational documents provide that it must indemnify and advance reasonable expenses to its directors and officers to the fullest extent authorized by the General Corporation Law of the State of Delaware. Madison River Communications will also be expressly authorized to carry directors’ and officers’ insurance for its directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance will be useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in Madison River Communications’ certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Madison River Communications and its stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Madison River Communications pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Madison River Communications’ directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.    Madison River Communications’ authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. Madison River Communications may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Madison River Communications by means of a proxy contest, tender offer, merger or otherwise. If Madison River Communications issues such shares without stockholder approval and in violation of limitations imposed by                      or any stock exchange on which Madison River Communications’ stock may then be trading, the stock could be delisted.

Amendment of Bylaws and Certificate of Incorporation.    Our certificate of incorporation generally requires the approval of not less than two-thirds of the voting power of all outstanding shares of common stock entitled to vote to amend any bylaws by stockholder action or the certificate of incorporation provisions described in this section.

Listing

We have applied to list our common stock on the Nasdaq National Market under the symbol “ MRCC.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company will be the transfer agent and registrar for the shares of common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Upon completion of this offering, we expect to have                      outstanding shares of common stock. The                      shares of common stock being sold in this offering (or                      shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by “affiliates” of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares are eligible for public sale if registered under the Securities Act, or sold in accordance with Rule 144 or Rule 701 thereunder.

If permitted under our new credit facilities, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments.

Lock-Up Arrangements

We, our executive officers and directors and our existing stockholders have agreed, with specified exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or excercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.

Rule 144

In general, under Rule 144, as currently in effect, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or approximately shares immediately after this offering; or

•	the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Equity Compensation

We intend to file a registration statement on Form S-8 under the Securities Act covering the                      shares that will be reserved for issuance under our Omnibus Stock Plan. Accordingly, shares registered under this registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual restrictions described above.

Registration Rights

Prior to the consummation of this offering, we and our existing equity investors will enter into an agreement pursuant to which we will provide these persons with certain demand, piggyback and shelf registration rights with respect to the                      shares of our common stock (                      shares if the underwriters over-allotment option is exercised in full) held by them immediately following the consummation of this offering. See “Certain Relationships and Related Transactions.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar.

Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. The statements of law or legal conclusions in this discussion constitute the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special counsel. We have not received a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the matters discussed herein. This discussion does not address any state, local or non-U.S. tax considerations.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.

Consequences to U.S. Holders

The following discussion applies only to U.S. Holders.

Dividends

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) and will be includible in your gross income upon receipt. Distributions to you in excess of our earnings and profits will be treated first as a return of capital (with a corresponding reduction in your tax basis in the common stock) to the extent of your tax basis in the common stock on which the distribution was made, and then as capital gain from the sale or exchange of such common stock to the extent the distribution exceeds such basis. Provided that you satisfy certain holding period and other requirements, our distributions to you that are taxable as dividends generally will be, (i) if you are a corporation, eligible for the dividends received deduction, and (ii) if you are taxed as an individual, eligible to be treated as “qualified dividend income” (which is taxable at the rates generally applicable to long-term capital gains) in the case of dividends paid in taxable years beginning on or before December 31, 2008. Dividends received after 2008 will be taxable to individuals at ordinary income rates.

Sale, Exchange or Other Taxable Disposition of Common Stock

Upon the sale, exchange or other taxable disposition of shares of our common stock, you will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or taxable disposition and your tax basis in the shares of common stock disposed. Such gain or loss generally will be long-term capital gain or loss if your holding period with respect to such common stock is more than one year at the time of its disposition. If you are an individual, any such long-term capital gain generally will be eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information will be reported to the IRS each year regarding the amount of any dividends on our common stock and the proceeds of any sale of our common stock paid to you during such year unless you are an exempt recipient (such as a corporation). A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or to make required certifications or you have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to you if you are a “controlled foreign corporation” or a “passive foreign investment company” or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S. federal income, state, local and non-U.S. tax consequences that may be relevant to them.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States or, if certain tax treaties apply, are attributable to a permanent establishment you maintain in the United States, are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a “qualified intermediary”), the intermediary generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States;

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you have a “tax home” in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

We believe that we are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes. No assurances, however, can be given in this regard.

U.S. Federal Estate Tax

Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•	If the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S. Related Person”), they will not be subject to backup withholding or information reporting; or

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING

We intend to offer the shares through the underwriters. Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares set forth opposite their names below.

Number of shares
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.

Total

The underwriters have agreed to purchase all of the shares sold pursuant to the purchase agreement if any of the shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make with respect to those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

	Per share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Madison River Communications	$	$	$
Proceeds, before expenses, to Selling Stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated to be $             and are payable by us.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to              additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. Any shares of common stock sold in the offering to a stockholder (including shares sold as a result of the exercise of the underwriters’ overallotment option) generally will include a pro rata component of shares offered by Madison River Communications and shares offered by the selling stockholders.

No Sale of Similar Securities; Lock-Up Agreement

We, each of our executive officers, our directors and our existing stockholders have agreed, with some exceptions, not to directly or indirectly, without the prior written consent of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, for a period of 180 days after the date of this prospectus:

•	offer, pledge, sell or contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires power of disposition. Upon consummation of this offering,             shares of common stock will be subject to the lock-up provision.

Listing

We have applied to list our common stock on the Nasdaq National Market under the symbol “MRCC.”

NASD Regulations

Affiliates of Goldman, Sachs & Co., one of the underwriters participating in this offering, are some of our existing sponsors and are participating in this offering as selling stockholders. The National Association of Securities Dealers, Inc. (NASD) may view the participation of Goldman, Sachs & Co. as an underwriter in this offering as the distribution in a public offering of securities issued by a company with which Goldman, Sachs & Co. has a conflict of interest. In addition, the underwriters in this offering, together with their affiliates, may receive more than 10% of the proceeds of this offering, not including underwriting discounts and commissions. Accordingly, the offering is being made pursuant to the provisions of Conduct Rules 2710(h) and 2720 of the

NASD. Those provisions require that the initial public offering price be no higher than that recommended by a “qualified independent underwriter” who must participate in the preparation of the registration statement and the prospectus, and who must exercise the usual standards of due diligence with respect thereto.                    is acting as a qualified independent underwriter in the offering, and the initial public offering price of the shares will not be higher than the price recommended by                   . We have agreed to indemnify                    against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Two of our directors, Mr. Joseph P. DiSabato and Mr. Sanjeev K. Mehra, are employees of Goldman, Sachs & Co., one of the underwriters in this offering.

Discretionary Sales

With respect to those customer accounts over which the underwriters have discretionary control, the underwriters will not execute any transaction in the shares of common stock being offered in connection with this offering without first obtaining the prior specific written approval of such customer.

Price Stabilization and Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates the syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. The underwriters may close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

We expect that affiliates of some or all of the underwriters may act as lenders under and in various other capacities in connection with the new credit facilities.

The Coastal facility was provided by an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated is one of the underwriters participating in this offering. The Coastal facility will be repaid using the proceeds of this offering, together with borrowings under the new credit facilities and cash on hand.

In the ordinary course of business, one or more of the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services to us and certain of our affiliates for customary fees.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us and the selling stockholders by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited the consolidated financial statements of Madison River Telephone Company, LLC at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Madison River Communications has filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the Public Reference Room the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, Madison River Communications will become subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC as described above or inspect them without charge at the SEC’s website.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors and Members

Madison River Telephone Company, LLC

We have audited the accompanying consolidated balance sheets of Madison River Telephone Company, LLC as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, redeemable members’ capital and members’ capital, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madison River Telephone Company, LLC at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

In 2002, as discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

/s/    Ernst & Young LLP

Raleigh, North Carolina

February 6, 2004 (except for Note 18, as to which the date is February 27, 2004, and Note 9, as to which the date is June 2, 2004)

Madison River Telephone Company, LLC

Consolidated Balance Sheets

(in thousands)

	December 31
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$28,143	$19,954
Accounts receivable, less allowance for uncollectible accounts of $1,181 and $2,792 in 2003 and 2002, respectively	11,339	12,949
Receivables, primarily from interexchange carriers, less allowance for uncollectible accounts of $2,617 and $1,693 in 2003 and 2002, respectively	5,190	7,796
Inventories	1,327	1,039
Rural Telephone Finance Cooperative stock to be redeemed	1,354	2,039
Rural Telephone Finance Cooperative patronage capital receivable	2,975	2,789
Deferred income taxes	915	1,300
Other current assets	1,714	1,851

Total current assets	52,957	49,717

Telephone plant and equipment:
Land, buildings and general equipment	53,651	58,144
Central office equipment	157,572	155,294
Poles, wires, cables and conduit	230,772	225,932
Leasehold improvements	2,533	2,533
Software	18,600	16,893
Construction-in-progress	9,133	13,077

	472,261	471,873
Accumulated depreciation and amortization	(150,727)	(112,508)

Telephone plant and equipment, net	321,534	359,365

Other assets:
Rural Telephone Bank stock, at cost	10,079	10,078
Rural Telephone Finance Cooperative stock, at cost	42,659	44,013
Goodwill, net of accumulated amortization of $41,259	366,332	366,332
Other assets	13,662	15,373

Total other assets	432,732	435,796

Total assets	$807,223	$844,878

See accompanying notes.

Madison River Telephone Company, LLC

Consolidated Balance Sheets

(in thousands)

	December 31
	2003	2002
Liabilities, redeemable members’ capital and members’ capital
Current liabilities:
Accounts payable	$920	$1,554
Accrued expenses	38,819	35,810
Advance billings and customer deposits	5,155	5,349
Other current liabilities	1,019	1,061
Current portion of long-term debt	9,371	29,435

Total current liabilities	55,284	73,209

Noncurrent liabilities:
Long-term debt	650,898	653,398
Deferred income taxes	45,482	49,945
Other liabilities	38,888	31,997

Total noncurrent liabilities	735,268	735,340

Total liabilities	790,552	808,549

Redeemable members’ capital:
Class A members	231,413	231,273

Members’ capital:
Class B members	6	6
Class C members	5	5
Accumulated deficit	(211,265)	(194,800)
Accumulated other comprehensive loss	(3,488)	(155)

Total members’ capital	(214,742)	(194,944)

Total liabilities, redeemable members’ capital and members’ capital	$807,223	$844,878

See accompanying notes.

Madison River Telephone Company, LLC

Consolidated Statements of Operations and Comprehensive Loss

(in thousands)

	December 31
	2003	2002	2001
Operating revenues:
Local service	$126,975	$128,985	$132,108
Long distance service	15,754	14,787	15,144
Internet and enhanced data service	16,252	13,497	9,051
Edge-out services	13,947	15,265	13,126
Miscellaneous telecommunications service and equipment	13,532	11,667	14,834

Total operating revenues	186,460	184,201	184,263

Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	50,214	56,298	68,512
Depreciation and amortization	52,054	50,649	58,471
Selling, general and administrative expenses	42,438	45,702	54,495
Restructuring (benefit) charge	(718)	2,694	2,779

Total operating expenses	143,988	155,343	184,257

Net operating income	42,472	28,858	6

Interest expense	(64,441)	(65,225)	(64,624)
Other income (expense):
Net realized losses on marketable equity securities	(343)	(3,985)	(9,452)
Impairment charges on investments in unconsolidated subsidiaries	—	(2,098)	(8,940)
Other income, net	4,001	3,626	3,690

Loss before income taxes and minority interest expense	(18,311)	(38,824)	(79,320)
Income tax benefit (expense)	1,846	(1,584)	5,570

Loss before minority interest expense	(16,465)	(40,408)	(73,750)
Minority interest expense	—	(275)	(1,075)

Net loss	(16,465)	(40,683)	(74,825)

Other comprehensive income (loss):
Minimum pension liability adjustment	(3,488)	—	—
Unrealized (losses) gains on marketable equity securities:
Unrealized holding losses arising during the year, net of tax	(188)	(4,170)	(1,351)
Reclassification adjustment for realized losses included in net loss, net of tax	343	3,985	6,042

Other comprehensive (loss) income	(3,333)	(185)	4,691

Comprehensive loss	$(19,798)	$(40,868)	$(70,134)

See accompanying notes.

Madison River Telephone Company, LLC

Consolidated Statements of Redeemable Members’ Capital and Members’ Capital

(in thousands)

	Redeemable Members’ Capital Class A Members	Class B Members	Class C Members	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2000	$213,043	$6	$5	$(79,292)	$(4,661)	$(83,942)
Members’ capital contribution	530	—	—	—	—	—
Net loss	—	—	—	(74,825)	—	(74,825)
Other comprehensive income:
Unrealized holding losses arising during the year	—	—	—	—	(1,351)	(1,351)
Reclassification adjustment for realized losses included in net loss	—	—	—	—	6,042	6,042

Balance at December 31, 2001	213,573	6	5	(154,117)	30	(154,076)
Members’ capital redemption	(2,000)	—	—	—	—	—
Advances to managing directors (Note 16)	(1,400)	—	—	—	—	—
Exchange of minority interest (Note 14)	21,100	—		—	—	—
Net loss	—	—	—	(40,683)	—	(40,683)
Other comprehensive loss:
Unrealized holding losses arising during the year	—	—	—	—	(4,170)	(4,170)
Reclassification adjustment for realized losses included in net loss	—	—	—	—	3,985	3,985

Balance at December 31, 2002	231,273	6	5	(194,800)	(155)	(194,944)
Repayment of note secured by Class A member’s interest (Note 16)	104	—	—	—	—	—
Additional compensation expense (Note 16)	36	—	—	—	—	—
Net loss	—	—	—	(16,465)	—	(16,465)
Other comprehensive loss:
Minimum pension liability adjustment	—	—	—	—	(3,488)	(3,488)
Unrealized losses on marketable equity securities:
Unrealized holding losses arising during the year	—	—	—	—	(188)	(188)
Reclassification adjustment for realized losses included in net loss	—	—	—	—	343	343

Balance at December 31, 2003	$231,413	$6	$5	$(211,265)	$(3,488)	$(214,742)

See accompanying notes.

Madison River Telephone Company, LLC

Consolidated Statements of Cash Flows

(in thousands)

	December 31
	2003	2002	2001
Operating activities
Net loss	$(16,465)	$(40,683)	$(74,825)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	50,391	47,400	39,766
Amortization	1,663	3,249	18,705
Gain on sale of telephone plant and equipment	—	—	(1,210)
Writedown of telephone plant and equipment	—	689	—
Non-cash compensation	36	—	—
Deferred long-term compensation	5,429	5,284	1,271
Deferred income taxes	(4,117)	6,771	(4,585)
Writedown of investments carried on equity method	—	2,098	8,940
Equity losses in investments carried on equity method	193	1,240	2,366
Realized losses on marketable equity securities	343	3,985	9,452
Amortization of debt discount	206	180	158
Minority interest expense	—	275	1,075
Rural Telephone Finance Cooperative patronage capital	(899)	(829)	(1,101)
Changes in operating assets and liabilities:
Accounts receivable	2,152	1,979	734
Receivables, primarily from interexchange carriers	2,064	1,031	759
Income tax recoverable	405	(187)	136
Inventories	(289)	91	1,210
Other current assets	(390)	709	3,079
Accounts payable	(634)	397	(5,044)
Accrued expenses	4,801	(2,874)	(20,099)
Advance billings and customer deposits	(194)	963	(517)
Other liabilities	(1,030)	324	(40)

Net cash provided by (used in) operating activities	43,665	32,092	(19,770)

Investing activities
Proceeds from sale of telephone plant and equipment	—	—	13,547
Purchases of telephone plant and equipment	(12,223)	(12,344)	(39,936)
Redemption of Rural Telephone Finance Cooperative stock, net	2,039	746	—
Decrease in other assets	165	884	2,376

Net cash used in investing activities	(10,019)	(10,714)	(24,013)

Financing activities
Capital contributions from members	—	—	530
Note repayment from member	104	—	—
Redemption of member’s interest	—	(2,000)	—
Advances to managing directors	—	(1,400)	—
Redemption of minority interest	(1,000)	(1,000)	—
Proceeds from long-term debt	10,000	11,778	17,000
Payments on long-term debt	(34,561)	(30,408)	(15,254)
Decrease in other long-term liabilities	—	—	(297)

Net cash (used in) provided by financing activities	(25,457)	(23,030)	1,979

Net increase (decrease) in cash and cash equivalents	8,189	(1,652)	(41,804)
Cash and cash equivalents at beginning of year	19,954	21,606	63,410

Cash and cash equivalents at end of year	$28,143	$19,954	$21,606

Supplemental disclosures of cash flow information
Cash paid for interest	$60,667	$63,073	$64,172

Cash paid for income taxes	$1,544	$1,661	$4,055

Supplemental disclosure of a non-cash transaction
Redemption of minority interest for member’s interest (see Note 14)	$—	$41,100	$—

Capitalization of accrued interest to long term debt	$1,791	$1,265	$—

See accompanying notes.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements

December 31, 2003

(amounts in thousands, except for operating and share data)

1. Summary of Significant Accounting Policies

Description of Business

Madison River Telephone Company LLC (the “Company”), was organized as a limited liability company under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the members’ liability is limited to the Company’s assets provided that the member returns to the Company any distributions received. The Company offers a variety of telecommunications services to business and residential customers in the Southeast and Midwest regions of the United States including local and long distance voice, high speed data, Internet access and fiber transport.

Class A members have liquidation preference over Class B and Class C members. Profits and losses are allocated based on Class A and B members’ equity percentage interest. Class B and Class C members’ capital is incentive capital purchased by management of the Company. The Company may repurchase the unvested portion of any Class B and Class C members’ capital if the employee is terminated. Class B and Class C members’ capital is 100% vested as of December 31, 2003.

The primary purpose for which the Company was founded was the acquisition, integration and operation of rural local exchange telephone companies (“RLECs”). Since January 1998, the Company has acquired four RLECs located in North Carolina, Illinois, Alabama and Georgia. These RLECs served approximately 210,100 voice access and DSL connections as of December 31, 2003.

The Company’s RLECs also manage and operate edge-out competitive local exchange carrier (“CLEC”) businesses in markets in North Carolina, Illinois and Louisiana, as well as providing fiber transport services to other businesses, primarily in the Southeast. These operations are referred to as Edge-Out Services, or EOS. The EOS markets were developed in close proximity, or edged-out, from the RLEC operations by utilizing a broad range of experienced and efficient resources provided by the RLECs. At December 31, 2003, the EOS operations served approximately 15,140 voice access and high speed data connections.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries as follows:

•	Madison River Capital, LLC and its subsidiaries (“MRCL”):

•	Gallatin River Holdings, LLC and its subsidiary (“GRH”), a wholly-owned subsidiary

•	Madison River Communications, LLC and its subsidiary (“MRC”), a wholly-owned subsidiary

•	Madison River Holdings Corp. (“MRH”), a wholly-owned subsidiary

•	Madison River LTD Funding Corp. (“MRLTDF”), a wholly-owned subsidiary

•	Mebtel, Inc. (“Mebtel”), a wholly-owned subsidiary

•	Gulf Coast Services, Inc. and its subsidiaries (“GCSI”), a wholly-owned subsidiary

•	Coastal Communications, Inc. and its subsidiaries (“CCI”), a majority-owned subsidiary

•	Madison River Management, LLC (“MRM”), a wholly-owned subsidiary

•	Madison River Long Distance Solutions, Inc. (“MRLDS”), a wholly-owned subsidiary

•	Mebtel Long Distance Solutions, Inc. (“MLDS”), a wholly-owned subsidiary

All material intercompany accounts and transactions have been eliminated in the consolidated financial statements. The minority interest expense reflected periodic accretions in the carrying value of a minority interest

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

in CCI to reflect contractual call amounts payable by CCI if it elected to redeem the minority interest subject to the terms of a shareholders agreement. The shareholders agreement was amended in 2002 and the periodic accretions were no longer necessary as discussed in Note 14.

Reclassifications

In certain instances, amounts previously reported in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the 2003 consolidated financial statement presentation. Such reclassifications had no effect on net loss or members’ capital as previously reported.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Regulatory Assets and Liabilities

The Company’s RLECs are regulated entities and, therefore, are subject to the provisions of Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”). Accordingly, the Company records certain assets and liabilities that result from the economic effects of rate regulation, which would not be recorded under generally accepted accounting principles for nonregulated entities. These assets and liabilities relate primarily to regulatory impact of the rate-making process on accounts receivable, accounts payable and fixed assets.

Telephone plant and equipment used in the RLEC operations has been depreciated using the straight-line method over lives approved by regulators. Such depreciable lives have generally exceeded the depreciable lives used by nonregulated entities. In addition, certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years. The Company’s operations that are not subject to regulation by state and federal regulators are not accounted for under the guidelines of SFAS 71.

Statement of Financial Accounting Standards No. 101, “Regulated Enterprises Accounting for the Discontinuance of Application of FASB Statement No. 71” (“SFAS 101”), specifies the accounting required when an enterprise ceases to meet the criteria for application of SFAS 71. SFAS 101 requires the elimination of the effects of any actions of regulators that have been recognized as assets and liabilities in accordance with SFAS 71 but would not have been recognized as assets and liabilities by enterprises in general, along with an adjustment of certain accumulated depreciation accounts to reflect the difference between recorded depreciation and the amount of depreciation that would have been recorded had the Company’s telephone operations not been subject to rate regulation.

The ongoing applicability of SFAS 71 to the Company’s regulated telephone operations is being monitored due to the changing regulatory, competitive and legislative environments, and it is possible that changes in these areas or in the demand for regulated services or products could result in the Company’s telephone operations no longer being subject to SFAS 71 in the future. If the regulated operations of the Company no longer qualify for the application of SFAS 71, the net adjustments required by SFAS 101 could result in a material, noncash charge against earnings.

Cash Equivalents

It is the Company’s policy to consider highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Inventories

Inventories are comprised primarily of poles, wires and telephone equipment and are stated at the lower of cost (average cost) or market.

Allowance for Uncollectible Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to it, such as a bankruptcy filing or substantial down-grading of credit scores, the Company records a specific allowance against amounts due from the customer to reduce the net recognized receivable to the amount reasonably believed to be collectible. For other customer receivables, the Company reserves a percentage of the remaining outstanding accounts receivable as a general allowance based on a review of specific customer balances, the Company’s trends and experience with prior receivables, the current economic environment and the length of time the receivables have been outstanding or are past due. As circumstances change, the Company reviews the adequacy of the allowance and the assumptions used in calculating the allowance.

Telephone Plant and Equipment

Telephone plant and equipment is stated at cost, which for certain assets may include labor and direct costs associated with the installation of those assets.

Maintenance, repairs and minor renewals are expensed as incurred. Additions, renewals and betterments are capitalized to telephone plant and equipment accounts. For the regulated RLEC operations, except for certain assets defined by the Federal Communications Commission, including artwork, land, and switching equipment sold with traffic, which are accounted for with corresponding gain or loss, the original cost of depreciable property retired is removed from telephone plant and equipment accounts and charged to accumulated depreciation, which is credited with the salvage value less removal cost. Under this method, no gain or loss is recognized on ordinary retirements of depreciable property. For retirements of telephone plant and equipment in the Company’s unregulated operations, the original cost and accumulated depreciation are removed from the accounts and the corresponding gain or loss is included in the results of operations.

Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. The regulated RLEC operations use straight-line rates approved by regulators. The composite annualized rate of depreciation for telephone plant and equipment in the regulated operations approximated 7.93%, 7.57% and 6.87% for 2003, 2002 and 2001, respectively. In the unregulated operations, telephone plant and equipment is depreciated over lives, determined according to the class of the asset, ranging from three years to 33 years.

Investments in Unconsolidated Companies

At December 31, 2003 and 2002, a subsidiary of the Company, CCI, held an investment in US Carrier Telecom, LLC, an unconsolidated company that was accounted for using the equity method of accounting which reflects the Company’s share of income or loss of the investee, reduced by distributions received and increased by contributions made. The Company’s share of losses in US Carrier was $193, $550 and $806 for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, during 2002 and 2001, the Company recognized an impairment charge of $2,098 and $1,000, respectively, for a decline in the fair value of US Carrier deemed to be other than temporary. The Company’s carrying value for this investment was $300 and $336 at December 31, 2003 and 2002, respectively.

CCI also had an investment in Georgia PCS Management, L.L.C., an unconsolidated company also accounted for using the equity method of accounting. The Company’s interest in Georgia PCS was acquired by

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

US Unwired, Inc. in March 2002 for approximately 786,000 shares of common stock in US Unwired, Inc. The Company also exercised options it held for additional units in Georgia PCS and received approximately 20,000 additional shares of US Unwired, Inc. common stock. In 2002 and 2001, the Company’s share of losses in this investment was $690 and $1,560, respectively, and in 2001, the Company recognized an impairment charge of $7,940 for a decline in the fair value of Georgia PCS deemed to be other than temporary.

Revenues

Revenues are recognized when the corresponding services are provided. Services billed in advance are recorded as deferred revenues. Recurring local service revenues are billed in advance, and recognition is deferred until the service has been provided. Nonrecurring revenues, such as long distance toll charges and other usage-based billings that are billed in arrears, are accrued and recognized in the period when earned.

Network access service revenues are based on universal service funding and charges to interexchange carriers for switched and special access services and are recognized in the period when earned. The Company’s RLEC subsidiaries participate in interstate revenue and cost sharing arrangements, referred to as pools, with other telephone companies. These pools are managed by the National Exchange Carrier Association (“NECA”) which also provides administrative functions, such as the filing of the interstate access tariffs in which the Company participates. The NECA pools are funded by charges made by participating companies to customers. The revenue the Company receives from participation in NECA pools is based on its actual cost of providing the interstate services. Such costs are not precisely known until after year-end and special jurisdictional cost studies are completed. Cost estimates may be updated from time to time during the year, based on updated estimates of costs determined from review of actual costs for a portion of the year. Because the Company’s NECA pool revenues are based upon its costs, revenues are also necessarily calculated during the year based on the Company’s cost estimates until final cost studies are completed. Final cost studies are generally completed during the second quarter following the year. Detailed rules for cost studies and participation in NECA pools are established by the Federal Communications Commission and codified in Title 47 of the Code of Federal Regulations. Traffic sensitive and special access revenues for interstate services are billed under tariffs approved by the appropriate regulatory authority and retained by the Company.

Revenues from billing and collection services provided to interexchange carriers and the sale and maintenance of customer premise equipment are recorded as miscellaneous revenues and are recognized when the service has been provided or over the life of the contract, as appropriate. Revenues from advertising sold in telephone directories are also recorded in miscellaneous revenues and are recognized on a straight-line basis over the twelve month period in which the corresponding directory is distributed. Publication revenue associated with directories is booked net of the associated cost.

Income Taxes

The Company and its wholly-owned subsidiaries, MRCL, MRC, GRH and MRM for a partial year, are limited liability corporations and are treated as partnerships for federal and state income tax purposes. Accordingly, income, losses and credits are passed through directly to the members of these partnerships. Effective November 29, 2003, MRM converted from being a C corporation to a limited liability corporation for income tax purposes.

MRH, a wholly-owned subsidiary of MRCL, is a holding company for the Company’s taxable C corporations that include, MRLTDF, Mebtel, GCSI, CCI, MLDS, MRLDS, and MRM, for a partial year as noted above. Income taxes for the C corporations are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that it is unlikely that the asset will be realized.

Allocation of Distributions

Distributions to its members, if any, are allocated in accordance with the terms outlined in the Company’s Operating Agreement.

Goodwill

Goodwill represents the excess of the purchase price of the Company’s acquisitions over the fair value of the net assets acquired. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer permitted to be amortized after December 31, 2001 but are subject to annual impairment tests in accordance with the statements. Other intangible assets continue to be amortized over their useful lives. The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002.

In performing its review of goodwill under the terms of FAS 142, the Company makes certain estimates regarding the implied fair value of our individual operating companies where goodwill is recorded. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which the Company estimates using undiscounted cash flows and comparative market multiples. If the Company’s initial impairment analysis indicates a potential goodwill impairment, management will perform a more detailed fair value analysis of each identified tangible and intangible asset.

The Company determined that the goodwill related to its acquisitions, net of accumulated amortization, was not impaired as of January 1, 2002, the date of adoption of SFAS 142. During the fourth quarter of 2003 and 2002, the Company again performed the required annual impairment tests in accordance SFAS 142 with no determination of impairment. However, if an impairment of the carrying value of goodwill is indicated by the tests performed in accordance with SFAS 142, then a corresponding charge will be recorded as part of operating expenses on the statement of operations.

During the third quarter of 2002, the Company elected to decommission a switch and remove it from service. Net goodwill associated with the switch of $868, which represented the excess of the purchase price paid for the switch over its fair market value at the date of purchase, was deemed to be impaired and was charged to amortization expense in accordance with SFAS 142.

During the fourth quarter of 2002, the Company decreased goodwill by $526 for the reversal of certain deferred income taxes established in connection with the allocation of the purchase price for its acquisition of Coastal Utilities.

In 2001 and prior years, the Company’s goodwill was amortized using the straight-line method over 25 years. For the year ended December 31, 2001, had the Company been subject to the provisions of SFAS 142, net loss would have been reported as follows (in thousands):

	As reported	Goodwill amortization expense	Pro forma
Net loss	$(74,825)	$16,533	$(58,292)

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Concentration of Credit Risk

The Company’s principal financial instruments subject to potential concentration of credit risk are accounts receivable which are unsecured. The Company provides an allowance for uncollectible receivables based on an analysis of the likelihood of collection of outstanding amounts.

Impairment of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale as well as resolves certain implementation issues related to SFAS 121. The Company adopted SFAS 144 as of January 1, 2002. Adoption of SFAS 144 did not have a material impact on the financial position, net loss or cash flows of the Company.

In accordance with the provisions of SFAS 144, the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” requires that total comprehensive income (loss) be disclosed with equal prominence as the Company’s net loss. Comprehensive income (loss) is defined as changes in members’ capital exclusive of transactions with owners such as capital contributions and distributions. For 2003, 2002 and 2001, the Company had comprehensive income (loss), net of income taxes, of $155, ($185) and $4,691, respectively, from unrealized gains and losses on marketable equity securities available for sale. In addition, in 2003, the Company recognized other comprehensive loss for an adjustment to its minimum pension liability of ($3,488).

Recent Accounting Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections (“SFAS 145”). SFAS 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Extraordinary treatment will be required for certain extinguishments as provided in APB 30. SFAS 145 also amends Statement 13 to require certain modifications to capital leases be treated as a sale-leaseback and modified the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS 145 was adopted by the Company on January 1, 2003. The adoption of SFAS 145 did not have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2002, the FASB issued Statement of Financial Accounting Standards 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). SFAS 146, which superseded EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 by the Company, effective January 1, 2003, did not have a material impact on the Company’s results of operations, financial position or cash flows.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). The interpretation requires recognition of liabilities at their fair value for newly issued guarantees and other disclosures. The Company adopted FIN 45 in 2003 and it did not have a material impact on its results of operations, financial position, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), the primary objective of which is to provide guidance on the identification of entities for which control is achieved through means other than voting rights, defined as variable interest entities, or VIEs, and to determine when and which business enterprise should consolidate the VIE as the “primary beneficiary”. This new consolidation model applies when either (1) the equity investors, if any, do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without additional financial support. In addition, FIN 46 requires additional disclosures. This interpretation applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. The Company has not obtained an interest in any VIE’s since January 31, 2003. The Company determined that an unconsolidated company in which it holds an investment that is accounted for under the equity method is a VIE under FIN 46 but the Company is not the primary beneficiary of the VIE. The Company provides services to the VIE for which it has recorded revenues of $0.4 million and it has recognized expenses of $0.2 million for services provided by the VIE to it in the year ended December 31, 2003. The Company’s maximum exposure to loss as a result of its involvement with the VIE is the $0.3 million carrying value of its investment at December 31, 2003. According to FASB Interpretation No. 46 (revised December 2003), entities shall apply the Interpretation only to special-purpose entities subject to the Interpretation no later than December 31, 2003 and all other entities no later than March 31, 2004. Special-purpose entities are defined as any entity whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. Given that we have no significant variable interests in special-purpose entities, the Interpretation is effective March 31, 2004.

In December 2003, the FASB revised and re-released FIN 46 as “FIN No. 46R”. The provisions of FIN 46R are effective for periods ending after March 15, 2004. The adoption of FIN 46R did not have a material impact on the Company’s financial position or the results of operations.

In January 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. SFAS 143 requires that companies recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize the expected retirement costs as part of the book value of the long-lived asset. The Company has not previously had a legal obligation to remove assets and therefore, has not accrued a liability for anticipated removal costs. Removal costs are expensed as they are incurred. The regulated telephone operations of the Company’s subsidiaries are subject to SFAS 71, and therefore, have historically included a component for removal costs in excess of the related estimated salvage value even though there is no legal obligation to remove the assets. Notwithstanding the adoption of SFAS 143, SFAS 71 requires the Company to continue to reflect this accumulated liability for removal costs in excess of salvage value even though there is no legal obligation to remove the assets. As a result, the adoption of SFAS 143 did not have a material effect on the Company’s financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity (“SFAS 150”). SFAS 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. Many of these instruments previously may have been classified as equity or temporary equity and as such, SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments. SFAS 150 was effective for public companies for all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003. The Company adopted

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

SFAS 150 during the third quarter of 2003. Upon adoption, the Company reclassified the redeemable minority interest on its balance sheet from its mezzanine level presentation between liabilities and equity to current and long-term liabilities. Beyond the reclassification of redeemable minority interest, the adoption of SFAS 150 did not have a material impact on the Company’s results of operations, financial position or cash flows.

2. Receivables

The following is a summary of activity for the allowance for uncollectible accounts related to accounts receivable, which consist primarily of receivables from customers using the Company’s services such as local and long distance voice, DSL and other high speed data services:

	Beginning Balance	Additions Charged to Expense	Deductions from Reserve	Ending Balance
Year ended December 31, 2003	$2,792	$617	$(2,228)	$1,181
Year ended December 31, 2002	1,815	1,673	(696)	2,792
Year ended December 31, 2001	1,150	4,922	(4,257)	1,815

The following is a summary of activity for the allowance for uncollectible accounts related to receivables, primarily from interexchange carriers, which consist primarily of receivables from other telecommunications companies for switched and special access services:

	Beginning Balance	Additions Charged to Expense	Deductions from Reserve	Ending Balance
Year ended December 31, 2003	$1,693	$1,280	$(356)	$2,617
Year ended December 31, 2002	111	1,626	(44)	1,693
Year ended December 31, 2001	531	—	(420)	111

3. Rural Telephone Bank Stock

The Company’s investment in Rural Telephone Bank (“RTB”) stock is carried at cost and consists of 26,478 shares of $1,000 par value Class C stock at December 31, 2003. At December 31, 2002, the Company’s investment in RTB consisted of 26,477 shares of $1,000 par value Class C stock and 223 shares of $1 par value Class B stock. During 2003, the Company purchased an additional 777 shares of Class B stock and exchanged the 1,000 Class B shares it held for one Class C share. For 2003, 2002 and 2001, the Company received cash dividends from the RTB of $1,112, $1,112 and $1,413, respectively which are included in other income in the consolidated statements of operations.

4. Rural Telephone Finance Cooperative Equity

The Company’s investment in Rural Telephone Finance Cooperative (“RTFC”) stock is carried at cost and consists of Subordinated Capital Certificates (“SCCs”) acquired as a condition of obtaining long-term financing from the RTFC. The SCCs are redeemed for cash by the RTFC proportionately as the principal of the long-term financing is repaid to the RTFC. In 2003 and 2002, the Company received $2,039 and $1,524, respectively, from the redemption of SCCs.

In addition, as a cooperative, the RTFC allocates its net margins to borrowers on a pro rata basis based on each borrower’s patronage ownership in the RTFC. Therefore, the Company receives an annual patronage capital allocation from the RTFC that it records at cost. As determined by the RTFC’s board of directors, a percentage of the patronage capital allocations are retired with cash in the following year with the remainder being distributed in the form of patronage capital certificates that will be retired for cash on a scheduled 15-year cycle or as determined by the RTFC’s board of directors. For 2003, the Company’s allocation of patronage capital from the RTFC was $2,975 of which $2,083 was retired with cash in January 2004 and $892 received in patronage capital certificates. For 2002, the Company received an allocation of patronage capital from the RTFC of $2,789 of

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

which $1,952 was retired with cash in January 2003 and $837 received in patronage capital certificates. For 2001, the Company’s allocation of patronage capital was $3,671 of which $2,570 was retired with cash in January 2002 and $1,101 received in patronage capital certificates. At December 31, 2003 and 2002, the Company had $4,485 and $3,592, respectively, in patronage capital certificates related to these allocations.

5. Available for Sale Equity Securities

In March 2002, Georgia PCS Management, L.L.C., a limited liability company in which the Company owned approximately 15% of the outstanding member interests and accounted for as an equity method investment, was acquired by US Unwired, Inc., a publicly traded Sprint PCS affiliate. In exchange for its ownership interest in Georgia PCS, the Company received approximately 806,000 shares of US Unwired, Inc. Class A common stock. The Company recorded the common stock in other assets at its fair market value of $4,565 at the date of the exchange. At that date, approximately 151,000 shares were being held in escrow pending the completion of certain provisions of the acquisition agreement. In addition, the remaining shares were subject to certain restrictions that prevented the Company from selling or otherwise disposing of the shares for a specified period of time. As the restrictions elapsed periodically, specified percentages of the shares were released and available for disposal by the Company. The final restrictions elapsed March 27, 2003.

The Company accounted for the common stock in US Unwired, Inc. as available for sale marketable equity securities in accordance with Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). Accordingly, the common stock was carried at its estimated fair value based on current market quotes with changes in the fair market value reflected as other comprehensive income or loss. During 2002, the Company deemed that a decline in the fair market value of the common stock from the date of the exchange was other than a temporary decline and, accordingly, recognized a realized loss of $4,015 in the carrying value. At December 31, 2002, the fair value of the common stock was $395.

During 2003, the Company sold approximately 655,000 shares of US Unwired, Inc. common stock for approximately $182 and recorded a realized loss, net of income tax benefits, of $262. In addition, as a result of certain purchase price adjustments made under the acquisition agreement, the shares held in escrow were retained by US Unwired, Inc. and the Company recognized a realized loss, net of income tax benefits, for these shares of $106.

In 2003, the Company received and disposed of a miscellaneous investment in a marketable equity security for proceeds of $25 and recognized a realized gain of $25 on the disposal.

At December 31, 2001, the Company had an investment in a miscellaneous marketable equity security with a fair value of $30. The Company disposed of this investment during 2002 for a realized gain of $30.

As part of the acquisition of Coastal Utilities, Inc., the Company acquired a marketable equity security investment in Illuminet, Inc. that was classified as available for sale in accordance with SFAS 115. During January 2001, the Company sold the remaining shares of this investment for approximately $6,331 and realized a loss, net of income tax benefits, of $5,333.

6. Restructuring Charges

In the third quarter of 2002, in completing the development of the EOS as true edge-out CLEC operations, the Company realigned each of the EOS’s operating regions in North Carolina, Illinois and New Orleans under the Company’s RLECs in those respective regions. The RLECs assumed responsibility for managing and directing the EOS operations in those regions. Correspondingly, the Company recognized a restructuring charge of $2,808 related to the realignment for the elimination of redundant management, marketing and support services and the structuring of a more efficient network. Of the restructuring charge, MRC recognized $2,677 million and MRM recognized $131. The charge was recognized in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Costs Incurred in a Restructuring) (“EITF 94-3).” The amounts recorded consisted primarily of the costs associated with future obligations on non-cancelable leases for certain facilities, net of estimated sublease income, losses from the abandonment of fixed assets and leasehold improvements associated with those leased facilities, the expense associated with decommissioning a switch, expenses associated with the elimination of thirty employees and related expenses.

In the fourth quarter of 2001, the Company recorded a $2,779 restructuring charge associated with MRC’s decision to reduce its sales and marketing efforts and eliminate redundant support services. The charge was recognized in accordance with EITF 94-3. The amounts recognized as part of this restructuring charge consisted primarily of the costs associated with future obligations on non-cancelable leases for closed sales offices, network operations centers and future switching facilities, net of estimated sublease income, losses from the abandonment of leasehold improvements and fixed assets associated with those leased facilities and legal related expenses.

During the third and fourth quarter of 2003, the Company adjusted certain restructuring charge accruals to recognize actual results of the realignment and reduction in its sales and marketing efforts as well as to reflect changes in its estimates related to future periods. In addition, approximately $387 of the restructuring charge recognized in 2002 related to the decommissioning of a switch was reversed as the Company later elected to redeploy certain elements of the switch elsewhere in its operation. As a result of these adjustments, the Company recognized a benefit of $718 in its restructuring expenses during 2003. Substantially all of the payments charged against this restructuring accrual in 2003 related to payments made under lease agreements. The following summarizes the activity in the Company’s restructuring charges for the years ended December 31, 2003, 2002 and 2001:

Year ended December 31, 2003:
	Balance at December 31, 2002	Payments	Adjustments	Balance at December 31, 2003
Future lease obligations	$2,133	$(1,220)	$(100)	$813
Telephone plant and equipment	158	—	(158)	—
Employee separation expenses	77	(4)	(73)	—
Legal related expenses	31	—	—	31

	$2,399	$(1,224)	$(331)	$844

Year ended December 31, 2002:
	Balance at December 31, 2001	Restructuring charge	Payments	Balance at December 31, 2002
Future lease obligations	$1,918	$1,541	$(1,326)	$2,133
Telephone plant and equipment	—	968	(810)	158
Employee separation expenses	—	299	(222)	77
Legal related expenses	200	—	(169)	31

	$2,118	$2,808	$(2,527)	$2,399

Year ended December 31, 2001:
	Balance at December 31, 2000	Restructuring charge	Payments	Balance at December 31, 2001
Future lease obligations	$—	$2,166	$(248)	$1,918
Telephone plant and equipment	—	413	(413)	—
Legal related expenses	—	200	—	200

	$—	$2,779	$(661)	$2,118

At December 31, 2003 and 2002, accrued expenses include $307 and $1,089, respectively, and other long-term liabilities include $537 and $1,310, respectively, related to the restructuring charges.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

7. Long-Term Debt and Lines of Credit

Long-term debt and lines of credit outstanding consist of the following at:

	December 31
	2003	2002
First mortgage notes collateralized by substantially all RLEC assets:
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at RTFC’s base variable rate plus 1.00% (5.20% at December 31, 2003).	$11,680	$12,103
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	5,924	6,138
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	951	983
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 6.95% (rate expires November 2004).	102,486	105,780
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	5,557	5,722
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	67,384	70,684
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	3,544	3,648
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 9.05% (rate expires October 2004).	122,063	125,561
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	7,778	7,778
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 9.0% (rate expires April 2005).	99,226	101,734
RTFC secured line of credit loan, maturing March 2005 with interest payments due quarterly at the RTFC’s line of credit base rate plus 0.5% (5.15% at December 31, 2003).	10,000	21,000
RTFC unsecured line of credit loan, maturing March 2005 with interest payments due quarterly at the RTFC’s line of credit base rate plus 1.0%.	—	—
Mortgage note payable due in January 2004, interest at a fixed rate of 8%, secured by land and building.	2,303	2,326
Unsecured 13 1/4% senior notes payable, due March 1, 2010, with interest payable semiannually on March 1 and September 1, net of debt discount of $2,076 and $2,282, respectively.	197,924	197,718
Unsecured notes payable to members, due in seven annual installments of $2,375 to $4,632, beginning in December 2004, interest at a fixed rate of approximately 8.43%	23,056	21,265
Convertible note payable to related party	393	393

	660,269	682,833
Less current portion	9,371	29,435

	$650,898	$653,398

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Principal maturities on long-term debt at December 31, 2003 are as follows:

2004	$9,371
2005	21,960
2006	12,177
2007	12,412
2008	14,017
Thereafter	590,332

$660,269

The loan facilities provided by the RTFC are primarily with MRLTDF. In July 2003, MRLTDF executed an amendment to its loan agreement with the RTFC (the “Amendment”). Under the terms of the Amendment, the loan agreement was extended to November 2016. The Amendment also provided a reduction in scheduled principal payments through 2010 with the first scheduled principal payment occurring in the third quarter of 2004. Beginning in 2011, scheduled principal payments increase, ranging from $8,900 to $17,490 per quarter through the end of 2016. The Company continues to make quarterly interest payments to the RTFC. Annually, beginning in 2005, the Company will be required to calculate excess cash flow, as defined in the Amendment, for the RLECs subject to the loan agreement using the preceding year’s financial results. If the calculation indicates excess cash flow, the Company will be required to make a mandatory prepayment of principal to the RTFC equivalent to the amount of excess cash flow. Such mandatory prepayment will be made in the second quarter of the year in which the calculation is made.

Under the Amendment, interest rates on the outstanding term loans are at their prevailing RTFC fixed or variable base rate plus a 1.0% interest rate adder, which replaced the existing interest rate adders. Prior to the Amendment, interest rates on these term loans were at the prevailing RTFC fixed or variable base rate plus interest rate adders ranging from 0.35% to 0.75%. The 1.0% interest rate adder is subject to performance pricing which will provide for a reduction in the interest rate adder as the Total Leverage Ratio, as defined in the Amendment, decreases. The prior interest rate adders had no performance pricing associated with them. In addition, the financial ratio requirements were revised under the Amendment including requiring annual RTFC approval of a three-year rolling capital expenditure budget and obtaining RTFC consent for any acquisitions or disposals of local exchange assets.

The terms of the RTFC loan agreement, including the Amendment, contains various financial and administrative covenants that are tested on an annual basis. The covenants are based on the combined financial results of MRLTDF and its subsidiaries, GRH, MRLDS and MLDS. In addition, among other things, these combined entities are restricted in their ability to (i) declare or pay dividends to their respective parents, under specified circumstances, (ii) limited in their ability to make intercompany loans or enter into other affiliated transactions, (iii) sell assets and make use of the proceeds, and (iv) incur additional indebtedness above certain amounts without the consent of the RTFC. At December 31, 2003, the Company was in compliance with the terms and conditions of the loan agreement.

Prior to the Amendment, the loan facilities were secured by a first mortgage lien on the operating assets and revenues of GRH and MRLTDF and its subsidiaries consisting of Mebtel, GCSI, CCI and MRM. In addition, substantially all of the outstanding equity interests of the RLECs were pledged in support of the facilities. As part of the Amendment, the RTFC was additionally granted a first mortgage lien on the assets of MRH, MLDS and MRLDS and the equity interests in those entities were pledged in support of the loan facilities thereby providing the RTFC a security interest in all of the assets, revenues and substantially all of the equity interests of the RLECs. In addition, as provided for in the Amendment, in the event that the senior notes are retired, the Company will grant the RTFC a first mortgage lien on the operating assets and revenues of MRC.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

The $31,000 secured revolving line of credit between the RTFC and MRLTDF expires in March 2005. Interest is payable quarterly at the RTFC’s line of credit base rate plus 0.5% per annum (5.15% at December 31, 2003). At December 31, 2003, MRLTDF had drawn down $10,000 under this line of credit with the remaining $21,000 fully available to MRLTDF.

The Company also has an undrawn $10,000 unsecured line of credit that is fully available to Coastal Utilities, Inc., a subsidiary of CCI, and expires in March 2005. This unsecured line of credit currently contains an annual paydown provision which requires that the balance outstanding against the line of credit be reduced to zero for five consecutive days in every 360-day period. Interest is payable quarterly at the RTFC’s line of credit base rate plus 1.0% per annum (5.65% at December 31, 2003). Under the terms of the Amendment, MRLTDF is in the process of granting the RTFC a first lien security interest in the assets of Coastal Utilities, Inc. to secure this line of credit.

The Company has outstanding 13 1/4% senior notes that mature in March 2010 and have semiannual interest payments due on March 1 and September 1 of each year. Under the terms of the indenture that governs the senior notes, the Company must comply with certain financial and administrative covenants. The Company is, among other things, restricted in its ability to (i) incur additional indebtedness, (ii) pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates. At December 31, 2003 and 2002, the Company was in compliance with the terms of its indenture.

In April 2002, the Company completed an agreement with the former shareholders of Coastal Utilities. As part of the agreement, the Company issued three unsecured term notes to the former shareholders of Coastal Utilities with an original face value of $20,000. The notes contain identical terms and bear interest at a rate of approximately 8.43%. In December 2003, the Company entered into an agreement with the noteholders that provided for, among other things, a revision to the amortization schedule for the notes and a deferral of the first principal payment until December 2004. In addition, the interest accrued on the notes during 2003 of $1,791 was added to the principal balance outstanding under the notes. At December 31, 2002, the interest accrued on the notes from the date of issuance to the end of the year, or approximately $1,265, was reflected as an increase in the balance outstanding under the notes. See Note 14 for further discussion of the transaction with the former shareholders of Coastal Utilities.

The Company had a note payable to the former shareholders of Coastal Utilities that bore interest at 8% and was secured by land and buildings used in Coastal Utilities operations. As part of the agreement discussed above, the Company repaid this note payable in January 2004.

The Company has a convertible note payable to a member of MRTC with an outstanding principal balance of $393 as of December 31, 2003 and 2002. The note payable accrues interest at 8% per annum. The principal amount and unpaid interest are due in October 2011. The note is unsecured and, at any time prior to the payment of the entire principal amount, the holder may convert all unpaid principal and accrued interest into 392,610 Class A units in the Company.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

8. Leases

The Company leases various facilities used primarily for offices and networking equipment under noncancelable operating lease agreements that expire at various dates through 2015. The leases contain certain provisions for renewal of the agreements, base rent escalation clauses and additional rentals. Future minimum lease payments for years subsequent to December 31, 2003 are as follows.

2004	$1,482
2005	1,272
2006	910
2007	763
2008	655
Thereafter	2,837

$7,919

Total rent expense was approximately $2,099, $2,481 and $2,895 for the years ended December 31, 2003, 2002 and 2001, respectively.

9. Income Taxes

Income taxes for the Company’s corporate subsidiaries, that include MRH, MRLTDF, Mebtel, GCSI, CCI, MRLDS and MLDS (“Consolidated Tax Group”) are calculated using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in each subsidiaries’ respective financial statements or tax returns. Deferred income taxes arise from temporary differences between the income tax basis and financial reporting basis of assets and liabilities.

In accordance with the terms of a tax sharing agreement, MRH files a consolidated federal income tax return for the Consolidated Tax Group. Until April 2002, CCI was not able to file federal income tax returns as part of the Consolidated Tax Group and, therefore, filed its own federal income tax return. In April 2002, upon completion of a transaction with minority shareholders, CCI became eligible to be included in the Consolidated Tax Group for filing federal income taxes. Each entity files state income tax returns according to the tax requirement for its respective state in which they operate.

Effective December 1, 2003, MRM converted to a limited liability corporation for income tax purposes from being a C Corporation. MRM will file as a C Corporation for the period from January 1, 2003 through November 28, 2003 and as a limited liability corporation from November 29, 2003 through December 31, 2003.

In 2002, the Company, after consultation with its tax advisors, filed amended state and federal income tax returns which, under Internal Revenue Code Section 118, elected to characterize certain Universal Service Fund payments as contributions that reduced the tax basis of certain telephone plant rather than as taxable income. The amended income tax returns, covering the years 1998 to 2000, resulted in refunds of $7,836. These refunds were recorded as deferred income tax liabilities pending the audit of the amended returns. In addition, this position was also taken in the 2001 income tax returns for the Company when originally filed.

In 2003, the Company’s income tax returns were audited by the Internal Revenue Service (“IRS”). The IRS disallowed the Company’s position on the USF receipts for 1999 to 2001. The Company believes that its position is appropriate under current tax laws and the Company intends to defend the position taken in its amended income tax returns. The Company is uncertain at this time as to the ultimate outcome of this matter.

The statute of limitations for audit adjustments for 1998 expired during 2003. Accordingly, the Company recorded an income tax benefit of $2,726 for the net amount of the 1998 refunds received. However, on June 2,

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

2004, the Department of Justice, on behalf of the Internal Revenue Service, filed lawsuits against two of the Company’s subsidiaries, GCSI and Coastal Utilities, Inc., that received the refunds from the amended 1998 returns and subsequently recognized the benefit. The lawsuits claim that the refunds were erroneous refunds and demand repayment in the amount of approximately $2,945 for income tax refunds plus related interest expense. Approximately $900 of this claim was paid in the first quarter of 2004 as part of a separate year income tax audit adjustment. Accordingly, the Company accrued the remaining $2,045 in income tax expense in addition to $379 in related interest expense during the second quarter of 2004 to recognize the remaining potential exposure under the lawsuits. The Company continues to accrue interest quarterly related to this exposure. The Company believes that its position taken in the amended income tax returns was appropriate under current tax laws and the Company intends to vigorously defend against these claims.

Components of income tax (benefit) expense for the years ended December 31 are as follows:

	2003	2002	2001
Current:
Federal	$(157)	$(4,829)	$(3,129)
State	1,532	(339)	1,356
Deferred:
Federal	(7,742)	5,417	(3,362)
State	(961)	(146)	(352)

Subtotal	(7,328)	103	(5,487)
Investment tax credits, net	—	(19)	(19)
Change in valuation allowance	5,482	1,500	(64)

Total income tax (benefit) expense	$(1,846)	$1,584	$(5,570)

Net income (loss) before income taxes of the corporate subsidiaries for the years ended December 31, 2003, 2002, and 2001 was approximately $(72), $4,700 and $(31,603), respectively. Differences between income tax expense (benefit) computed by applying the statutory federal income tax rate to loss before income taxes and reported income tax expense (benefit) for the years ended December 31 are as follows:

	2003	2002	2001
Amount computed at statutory rate	$(24)	$1,598	$(10,745)
Non-deductible goodwill amortization	—	—	3,761
Increase in tax valuation allowance	5,482	1,500	(64)
Realized losses on marketable equity securities	—	2,236	—
Income from LLC not includible in taxable income	(2,177)	(2,951)	—
Prior year refund realized	(2,726)	—	—
Nontaxable benefit curtailment	(537)	—	—
Expense pass through from partnership investment	(2,761)	(1,109)	—
State income taxes, net of federal benefit	(628)	(485)	1,004
Amortization of investment tax credits	—	(19)	(19)
Other, net	1,525	814	493

Total income tax (benefit) expense	$(1,846)	$1,584	$(5,570)

The Company had federal and state net operating loss carryforwards of approximately $11,962 and $9,468 for the years ending December 31, 2003 and 2002, respectively. The federal net operating loss carryforwards begin to expire in 2020 and the state net operating loss carryforwards begin to expire in 2015.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2003	2002
Deferred tax assets:
Accrued employee benefits	$1,698	$1,897
Allowance for uncollectible accounts	533	915
Deferred compensation	6,352	5,619
Net operating loss carryforwards	2,441	2,562
Other deferred assets	358	4,612

Total deferred tax assets	11,382	15,605
Valuation allowance for deferred tax assets	(9,223)	(3,741)

Net deferred tax assets	2,159	11,864

Deferred tax liabilities:
Book basis of property, plant and equipment in excess of tax basis	(42,486)	(50,771)
Basis difference in investment	(3,203)	(3,568)
Other deferred liabilities	(1,036)	(6,170)

Total deferred tax liabilities	(46,725)	(60,509)

Net deferred tax liabilities	$(44,566)	$(48,645)

The following summarizes the activity in the valuation allowance for deferred income tax assets for the years ended December 31, 2003, 2002 and 2001:

	Beginning balance	Additions charged to expense	Deductions from reserve	Ending balance
Year ended December 31, 2003	$3,741	$5,482	$—	$9,223
Year ended December 31, 2002	2,241	1,500	—	3,741
Year ended December 31, 2001	2,305	—	(64)	2,241

10. Benefit Plans

Pension Plans

The Company adopted a noncontributory defined benefit pension plan (the “Pension plan”), which was transferred to the Company from its wholly-owned subsidiary, Mebtel, in May 1998, that covers all full-time employees, except employees of GCSI, who have met certain age and service requirements. Prior to March 2002, the Company’s subsidiary, CCI, sponsored a separate defined benefit pension plan for its employees that met certain age and service requirements. In March 2002, the CCI plan was merged into the Pension plan. The Pension plan provides benefits based on participants’ final average compensation and years of service. The Company’s policy is to comply with the funding requirements of the Employee Retirement Income Security Act of 1974.

On January 14, 2003, the Company notified its non-bargaining employees that the accrual of benefits in the Pension plan would be frozen effective February 28, 2003. As a result of the notification, Statement of Financial Accounting Standards No. 88, “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” became effective. The curtailment resulted in an immediate net gain of $2,781 which was recognized in 2003. Although the accrual of benefits in the pension plan was frozen, the Company has a continued obligation to fund the plan and will continue to recognize an annual net periodic pension expense while the plan is still in existence.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the funded status of the Company’s Pension plan and amounts recognized in the Company’s financial statements at December 31, 2003 and December 31, 2002:

	2003	2002
Projected benefit obligation at beginning of year	$(11,404)	$(12,402)
Service cost	(420)	(1,136)
Interest cost	(690)	(796)
Actuarial (loss) gain	(1,318)	30
Curtailment	759	—
Benefit payments	454	2,900

Projected benefit obligation at end of year	(12,619)	(11,404)

Fair value of plan assets at beginning of year	7,633	8,886
Actual return on plan assets, net	688	(369)
Contributions	730	2,016
Benefit payments	(454)	(2,900)

Fair value of plan assets at end of year	8,597	7,633

Funded status of the plan	(4,022)	(3,771)
Unrecognized prior service costs	—	(2,793)
Unrecognized net obligation	—	12
Unrecognized net loss	3,488	3,119

Net pension liability	$(534)	$(3,433)

Amounts recognized in the consolidated balance sheets
Prepaid benefit cost	—	—
Accrued benefit liability	(4,022)	(3,433)
Intangible asset	—	—
Accumulated other comprehensive income	3,488	—

Net amount recognized	$(534)	$(3,433)

The following table sets forth the net periodic pension cost for the Pension plan for 2003 and 2002 and the Pension plan and CCI plan as individual plans and on a combined basis for 2001:

			2001
	2003	2002	Combined	Company	CCI
Service cost	$420	$1,136	$1,101	$783	$318
Interest cost	690	796	811	215	596
Estimated return on plan assets	(594)	(798)	(782)	(269)	(513)
Net amortization and deferral	95	(241)	(252)	7	(259)

Net periodic pension cost	$611	$893	$878	$736	$142

	2003	2002
Additional information:
Increase in minimum liability included in other comprehensive income	$3,488	$—
Accrued benefit liability	3,488	—

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Weighted-average assumptions used for the Pension plan for 2003 and 2002 and the Pension plan and CCI plan as individual plans for 2001 are as follows:

	2003	2002	2001
Plan discount rates:
Pension plan	6.00%	7.00%	7.50%
CCI plan	—	—	7.50%
Rates of increase in future compensation levels:
Pension plan	0.00%*	3.00%	3.00%
CCI plan	—	—	3.00%
Expected long-term rates of return on assets
Pension plan	8.00%	8.00%	8.00%
CCI plan	—	—	8.00%

*	Based on freeze of further accrual of Pension plan benefits

The Company’s pension plan weighted-average asset allocations at December 31 by asset category are as follows:

	2003	2002
Plan assets:
Equity securities	60%	30%
Debt securities	40%	69%
Other	0%	1%

Total	100%	100%

The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the categories of assets, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 11% over the long-term, while fixed income is expected to return between 5% and 6%, with a goal of achieving a total return of 8% per year.

The Company’s investment policy is to broadly diversify the investments in order to reduce risk and to produce incremental return, while observing the requirements of state law and the principles of prudent investment management. The Pension plan’s assets will be diversified among economic sector, industry, quality, and size. The purpose of diversification is to provide reasonable assurance that no single security or class of securities will have a disproportionate impact on the performance of the Pension plan. As a result, the risk level associated with the portfolio should be reduced. The Company’s target allocation for 2004 by asset category is as follows:

2004
Plan assets:
Equity securities	25 – 75%
Debt securities	25 – 75%

The Company expects to contribute approximately $2,100 to the Pension plan in 2004.

The following benefit payments, which reflect expected future service, as appropriate, are estimated to be paid:

2004	$359
2005	396
2006	440
2007	514
2008	647
2009 to 2013	5,290

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Postretirement Benefits Other Than Pensions

The Company sponsors two plans providing medical coverage to retirees and their dependents.

The Company provides limited medical coverage to retirees and their dependents for all companies, except GCSI and its subsidiaries, through a traditional indemnity plan administered by a third party. Participation in the retiree medical plan begins upon retirement at age 55 with 10 years of service.

The Company provides a monthly contribution of $10.00 for each year of service with the Company to retirees to use for medical benefits. In addition, the Company provides the lesser of $25 or half of the retiree’s final base pay in life insurance benefits. The plan is unfunded.

The following table sets forth the status of the Company’s plan and amounts recognized in the Company’s financial statements at December 31:

	2003	2002
Accumulated plan benefit obligation at beginning of period	$(1,592)	$(1,234)
Service cost	(37)	(63)
Interest cost	(93)	(107)
Plan participants’ contributions	—	—
Amendments	—	—
Actuarial loss (gain)	113	(339)
Benefits paid	47	151

Accumulated plan benefit obligation at end of period	(1,562)	(1,592)

Fair value of plan assets at beginning of period	—	—
Employer contribution	47	151
Plan participants’ contributions	—	—
Benefits paid	(47)	(151)

Fair value of plan assets at end of period	—	—

Funded status of plan	(1,562)	(1,592)
Unrecognized prior service costs	601	671
Unrecognized net loss	221	336

Accrued postretirement benefit cost	$(740)	$(585)

	2003	2002
Amounts recognized in the consolidated balance sheets
Prepaid benefit cost	$—	$—
Accrued benefit liability	(740)	(585)
Intangible asset	—	—
Accumulated other comprehensive income	—	—

Net amount recognized	$(740)	$(585)

Components of net periodic postretirement benefit cost:

	2003	2002	2001
Service cost	$37	$63	$64
Interest cost	93	107	79
Actuarial loss (gain)	2	(33)	(1)

Net periodic postretirement benefit cost	132	137	142
Prior service costs	70	70	70

Total postretirement benefit cost accrual	$202	$207	$212

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Weighted-average assumptions:

	2003		2002	2001
Discount rate	6.00%		7.00%	7.00%
Initial medical trend rate	—	*	8.50%	9.00%
Initial dental and vision trend rate	—	*	8.50%	9.00%
Ultimate trend rate	—	*	5.00%	5.00%
Years to ultimate trend rate	—	*	7	8
Other information:
One percent increase in trend rates:
Effect on service and interest cost	$3		$130	$146
Effect on accumulated plan benefit obligation	58		1,274	1,183
One percent decrease in trend rates:
Effect on service and interest cost	(3)		(103)	(141)
Effect on accumulated plan benefit obligation	(51)		(1,043)	(1,113)

*	Trend rates are no longer applicable to this plan as the only contribution made by the Company, other than for a small group of retirees, is a monthly amount equal to $10.00 for each year of service retiree had with the Company and it is not anticipated that this contribution rate will increase with medical inflation. For the small group of retirees who still receive benefits under a different plan formula, the trend rate was 11.0% graded down to 6.0% in four years.

There are no assets in the Company’s plan. The Company estimates that it will contribute approximately $71 to its other postretirement benefit plan in 2004. The following benefit payments, which reflect expected future service, as appropriate, are estimated to be paid:

2004	$71
2005	80
2006	88
2007	95
2008	102
2009 to 2013	653

GCSI provides medical coverage to retirees and their dependents through a traditional indemnity plan administered by a third party. The plan provisions are the same as those for active participants. Eligibility to participate in the retiree medical plan upon retirement is defined as age 55 with 25 years of service.

GCSI required retirees to contribute 67% of medical, dental and eye care premium rates in 2003. The additional cost of the plan was paid by GCSI. In 2004 and future years, the retirees will contribute 100% of the premiums. GCSI’s retirees also receive free local phone service and a $100.00 long distance credit per month. GCSI does not anticipate any changes in the cost-sharing provisions of the existing written plan, and there is no commitment to increase monetary benefits in the future. The plan is unfunded.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

The following table sets forth the status of GCSI’s plan and amounts recognized in GCSI’s financial statements at December 31:

	2003	2002
Accumulated plan benefit obligation at beginning of period	$(1,199)	$(1,551)
Service cost	—	(38)
Interest cost	(4)	(77)
Plan participants’ contributions	—	—
Amendments	(179)	—
Actuarial gain	1,156	404
Benefits paid	29	63

Accumulated plan benefit obligation at end of period	(197)	(1,199)

Fair value of plan assets at beginning of period	—	—
Employer contribution	29	63
Plan participants’ contributions	—	—
Benefits paid	(29)	(63)

Fair value of plan assets at end of period	—	—

Funded status of plan	(197)	(1,199)
Unrecognized prior service costs	(2,395)	(1,397)
Unrecognized net gain	(1,815)	(2,160)

Accrued postretirement benefit cost	$(4,407)	$(4,756)

Amounts recognized in the consolidated balance sheets
Prepaid benefit cost	$—	$—
Accrued benefit liability	(4,407)	(4,756)
Intangible asset	—	—
Accumulated other comprehensive income	—	—

Net amount recognized	$(4,407)	$(4,756)

Components of net periodic postretirement benefit cost:

	2003	2002	2001
Service cost	$—	$38	$49
Interest cost	4	77	102
Actuarial gain	(158)	(24)	(56)

Net periodic postretirement benefit cost	(154)	91	95
Prior service costs	(166)	(166)	(166)

Total postretirement benefit cost accrual	$(320)	$(75)	$(71)

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Weighted-average assumptions:

	2003		2002	2001
Discount rate	7.00%		7.00%	7.00%
Initial medical trend rate	—	*	8.50%	8.50%
Initial dental and vision trend rate	—	*	8.50%	8.00%
Ultimate trend rate	—	*	5.00%	5.00%
Years to ultimate trend rate	—	*	7	8
Other information:
One percent increase in trend rates:
Effect on service and interest cost	—	*	$130	$170
Effect on accumulated plan benefit obligation	—	*	1,274	1,661
One percent decrease in trend rates:
Effect on service and interest cost	—	*	(103)	(135)
Effect on accumulated plan benefit obligation	—	*	(1,043)	(1,361)

*	Trend rates are no longer applicable to this plan due to participants paying all premiums due under the plan beginning in 2004.

There are no assets in the Company’s plan. The Company estimates that it will contribute approximately $15 to its other postretirement benefit plan in 2004. The following benefit payments, which reflect expected future service, as appropriate, are estimated to be paid:

2004	$15
2005	14
2006	11
2007	12
2008	14
2009 to 2013	91

401(k) Savings Plans

The Company sponsors a 401(k) savings plan covering substantially all employees who meet certain age and employment criteria, except for employees of GCSI. Employees may elect to contribute a percentage of their compensation to the plan not to exceed certain dollar limitations. The Company matches the first 6% of compensation deferred at the rate of 50% of employee contributions. The Company made matching contributions of approximately $606, $687 and $859 in the years ended 2003, 2002 and 2001.

GCSI sponsors a 401(k) savings plan for all of its employees who meet certain age and employment criteria. Employees may elect to contribute a percentage of their compensation to the plan not to exceed certain dollar limitations. The Company matches the first 6% of compensation deferred at the rate of 50% of employee contributions. The Company made matching contributions of approximately $148, $178 and $243 in the years ended 2003, 2002 and 2001.

GCSI Employee Stock Ownership Plan

A GCSI subsidiary sponsors a non-contributory employee stock ownership plan (“ESOP”) which covered certain employees who had completed one year of service and attained the age of nineteen. Additionally, all participants in a former profit sharing plan became eligible for the ESOP effective with the formation of the ESOP.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Prior to September 1999, the ESOP operated as a leveraged ESOP. On September 29, 1999, GCSI was acquired by the Company. As part of the acquisition, all shares held by the ESOP were acquired subject to an escrow holdback for contingent liabilities and unpaid obligations and the outstanding loan of the ESOP was retired. The Company adopted a resolution to terminate the ESOP effective December 31, 1999 subject to final resolution of certain matters relating to the ESOP and the receipt of a favorable letter of determination from the Internal Revenue Service regarding the termination of the ESOP. Accordingly, all accruals of benefits under the plan were suspended as of that date, and no further contributions were required to be made by GCSI. At December 31, 2003, the ESOP continued to operate pending final resolution of those matters as more fully discussed in Note 17 below. Upon final resolution, all remaining assets will be distributed to plan participants and the ESOP will be terminated.

In November 1999 and June 2000, GCSI distributed approximately 20% and 60% of accumulated benefits under the ESOP as of December 31, 1998. In addition to the remaining cash, the ESOP continues to hold a 48.8% interest in the escrow holdback.

11. Long-Term Incentive Plan

In 1998, MRTC adopted a long-term incentive plan arrangement that provides for annual incentive awards to certain employees as approved by the Board of Directors. Under the terms of the plan, awards are earned over the succeeding 12 months after the award eligibility is determined. Eligible employees forfeit any awards earned upon cessation of employment with the Company.

Incentive awards vest automatically at the time of a qualified event as defined under the plan. Vested awards are payable under certain circumstances as defined in the long-term incentive plan arrangement. The Company recognized compensation expense related to the long-term incentive awards of $5,429, $5,284 and $1,271 in the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, the Company had approximately $19,511 and $14,097, respectively, accrued for the long-term incentive plan. No incentive awards are vested as of December 31, 2003.

12. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments:

Cash and cash equivalents, accounts receivable, inventories, other current assets, accounts payable, accrued expenses and other current liabilities—the carrying value approximates fair value due to the short maturity of these instruments.

The fair value and carrying value of long-term debt and lines of credit at December 31, 2003 were $653,262 and $660,269, respectively. At December 31, 2002, the fair value and carrying value of the long-term debt and lines of credit were $608,369 and $682,833, respectively. The fair value of the Company’s $200,000 senior notes is based on the quoted value at the close of business on December 31. The fair value of the secured long-term debt is estimated by discounting the scheduled payment streams to their present value based on current rates for similar instruments with comparable maturities.

13. Segment Information

The Company offers a variety of telecommunications services to business and residential customers including local and long distance voice, high speed data, Internet access and fiber transport. In accordance with the requirements of Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information, (“SFAS 131”) the Company’s operations are classified into two reportable

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

business segments. The first segment consists of the Company’s four RLECs that provide regulated and nonregulated telecommunication services in their franchised territories. The second segment consists of the EOS operations that are in close proximity to the RLEC territories and are managed and operated as a line of business of the RLECs. Although both segments provide similar types of telecommunication services, are operated and managed by common management teams and share common resources, certain differences exist in the businesses of the RLECs and the EOS that the Company has evaluated to indicate two segments. Included in these differences between the RLECs and the EOS are: (i) the extent to which each segment’s operations are regulated, (ii) different approaches in the way each segment markets its services, (iii) positions within their respective markets and therefore how they price their services and (iv) composition of each segment’s customer base. In addition, each segment’s financial and operating results are evaluated separately by the chief operating decision maker of the Company. Periodically, the Company will analyze these factors, among others, to determine the appropriate reportable business segments required under SFAS 131.

The Company’s two reportable segments follow the same accounting principles and policies used for the Company’s consolidated financial statements. Revenues by product line are disclosed in the Consolidated Statement of Operations. The RLECs generate revenues from the provision of local and long distance voice services, Internet and enhanced data services and miscellaneous services. The EOS generates revenues from provision of local and long distance voice services, Internet and enhanced data services, transport services and miscellaneous services. All operations and assets are located in the United States. The following tables summarize the revenues and net operating income (loss) for each segment for the years ended December 31, 2003, 2002 and 2001:

	December 31
	2003	2002	2001
Total revenues
RLEC operations	$175,265	$172,422	$173,647
EOS	14,199	15,318	13,177

	189,464	187,740	186,824
Less intersegment revenues	(3,004)	(3,539)	(2,561)

Total reported revenues	$186,460	$184,201	$184,263

Net operating income (loss)
RLEC operations	$54,442	$49,719	$36,794
EOS	(11,970)	(20,861)	(36,788)

Total reported net operating income	$42,472	$28,858	$6

As of December 31, 2003, 2002 and 2001, total assets by segment, net of intersegment investments and other intersegment balances, were as follows:

	December 31
	2003	2002	2001
Total assets:
RLEC operations	$868,553	$871,137	$819,688
EOS	432,326	473,172	506,239

	1,300,879	1,344,309	1,325,927
Less intersegment assets	(493,656)	(499,431)	(429,245)

Total reported assets	$807,223	$844,878	$896,682

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

14. Redeemable Minority Interest

As part of the consideration paid in the acquisition of Coastal Utilities, the Company issued to the former shareholders of Coastal Utilities, 300 shares of Series A non-voting common stock and 300 shares of Series B non-voting common stock of CCI in the face amount of $10,000 and $5,000, respectively. The Series A and Series B stock had put and call features defined pursuant to the terms of a shareholders’ agreement and exercisable by the holders and CCI. In February 2001, the holders of the Series B stock notified the Company of their exercise of the put option. On April 10, 2002, MRTC completed an agreement with the former shareholders of Coastal Utilities which, among other things, modified certain provisions of the CCI shareholders agreement.

Under the terms of the new agreement, the former shareholders exchanged all of their Series B stock and 40% of their Series A stock in CCI for 18.0 million Class A member units in MRTC valued at $1 per unit and three unsecured term notes issued by MRTC, in the aggregate principal amount of $20,000, payable over eight years and bearing interest at approximately 8.4%. In addition, CCI redeemed 30 shares of Series A stock retained by the former shareholders for $33,333.33 per share, or approximately $1,000, at the closing of the transaction. Under the terms of CCI’s amended shareholders agreement, the former shareholders have the right, beginning May 31, 2003 and ending September 30, 2007, to require CCI to redeem their remaining 150 shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1,000, in any thirteen-month period. In June 2003, CCI redeemed 30 shares of the Series A stock for $1,000.

As a result of the transaction, the Company recorded an increase in members’ interest of $21,100 and long-term debt of $20,000 to reflect the consideration exchanged for a portion of the minority shareholders’ equity interests. A portion of the increase in members’ interest in the amount of $3,100 represents the difference between the $47,100 carrying value of the minority interest before the transaction and the $44,000 in value held by the minority shareholders after the transaction.

Upon adoption of SFAS 150, the Company reclassified the redeemable minority interest on its balance sheet from its mezzanine level presentation between liabilities and equity to current and long-term liabilities and reclassified the prior year presentation to be consistent. Accordingly, at December 31, 2003 and 2002, other current liabilities include $1,000 for the current portion of the redeemable minority interest and other liabilities include $3,000 and $4,000, respectively, for the portion redeemable beyond one year.

15. Redeemable Members’ Capital and Members’ Capital

Put Rights

Based on certain conditions as defined by the Company’s Operating Agreement, at any time on or after January 16, 2006, certain members may require the Company to redeem all of their Class A units at an amount equal to the then current fair market value of such units. The Company shall have 120 days to purchase the member’s units upon written notice to the Board of Directors from the member. The holders of the Company’s Class B, Class C and Class D units have no rights to require the Company to redeem such units.

Preemptive Rights

Except as outlined under the security holders’ agreement, the Class A members have a right of first refusal to purchase any additional securities offered for sale by the Company. These rights terminate upon the consummation of an initial public offering or a liquidity event as defined in the agreement. The holders of the Company’s Class B, Class C and Class D units have no preemptive rights associated with such units.

Right of Liquidity

After January 2, 2004, the majority of the Class A members have the right to demand that the Company seek an initial public offering or a liquidity event as defined in the security holders’ agreement, if one has not yet occurred. The holders of the Company’s Class B, Class C and Class D units have no demand rights associated with such units relating to an initial public offering or liquidity event.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

16. Related Party Transactions

On January 4, 2002, MRCL loaned approximately $467 to each of three managing directors of the Company to finance a portion of their purchase of Class A units in the Company from an investor. The loans, payable on demand, bear interest at 5% and are secured by the Company’s Class A interests purchased with the proceeds of the loans. At December 31, 2003 and 2002, $1,400 was outstanding under these loans and is reflected as a reduction of redeemable members’ capital. The Company recognized interest income of $71 and $70 in 2003 and 2002, respectively. All accrued interest had been paid by the managing directors as of December 31, 2003 and 2002.

The Company has also loaned a total of $500, through multiple advances to two managing directors who used the proceeds to purchase Class A units in the Company. The advances were made at various times from January 1998 to January 2001. The loans were refinanced in December 2001 with the accrued and unpaid interest at that time being capitalized and added to the loan amount. The loans, payable on demand, bear interest at 5% and are secured by the respective managing director’s Class A interests purchased with the proceeds of the loans. As of December 31, 2003 and 2002, $445 and $598, respectively, was outstanding under these notes and is reflected as a reduction of redeemable members’ capital. The Company recognized interest income of $32, $30 and $41 in 2003, 2002 and 2001, respectively, related to these notes.

Pursuant to an amendment to one managing director’s employment agreement dated December 31, 2003, the managing director received an additional bonus in 2003 and, correspondingly, the bonus was applied by the managing director to pay the accrued interest on his notes and retire a portion of the outstanding principal in the amount of $153. Per the terms of his amended employment agreement, the managing director will receive an additional bonus in each of the next four years and will use the proceeds to retire the remaining balances outstanding on his notes to the Company.

As part of this transaction, in accordance with FIN 44, Accounting for Certain Transaction Involving Stock Compensation, compensation expense of $36 was recognized, which represents the increase in intrinsic value of the Class A units received.

The Company has a convertible note payable to one of its members with an outstanding principal balance of $393 as of December 31, 2003 and 2002. This note is more fully discussed in Note 7.

17. Commitments and Contingencies

The Company has a resale agreement with a vendor to provide long distance transmission services. Under the terms of the agreement, the Company must utilize certain contracted minimum volume commitments. The minimum monthly charge under the agreement is $100.

GCSI’s ESOP was the subject of an application before the Internal Revenue Service (“IRS”) for a compliance statement under the Voluntary Compliance Resolution Program filed with the IRS on May 17, 2000. The compliance statement was requested in order to address certain issues related to contributions made during 1997 and 1998, prior to the acquisition of GCSI by the Company, to employees’ accounts in the ESOP and a 401(k) plans in excess of the limits allowed by Section 415 of the Internal Revenue Code of 1986, as amended. The application requested a compliance statement to the effect that any failure to comply with the terms of the plans would not adversely affect the plans’ tax-qualified status, conditioned upon the implementation of the specific corrections set forth in the compliance statement.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

The estimated cost to the ESOP of the corrective allocation described in the initial compliance statement was approximately $3,300. In its application, the Company requested that the assets held in the Section 415 Suspense Account and in the ESOP Loan Suspense Account be used by the ESOP for the correction. The 415 Suspense Account had an approximate value of $1,600, and the ESOP Loan Suspense Account had a value in excess of the $1,700 needed for the full correction. However, based on discussions with the IRS and upon the recommendation of its advisors, during the second quarter of 2001, the Company withdrew its proposal to use the assets in the ESOP Loan Suspense Account as a source of funds to satisfy the obligation. Shortly thereafter, the IRS issued a Section 415 Compliance Statement and provided the Company with 150 days to institute the corrective actions. The correction period was then subsequently extended for thirty days to December 17, 2001. During the course of making the corrections as required by the compliance statement, additional administrative errors in the operation of the ESOP were found that affected years beginning January 1, 1995 through December 31, 1999. The newly discovered operational failures were interrelated with and directly affected the failures subject to the original compliance statement, and, therefore, the corrections under the original compliance statement could not be accurately completed.

In response to these new errors, the Company performed an extensive review of the ESOP administration for the plan years 1995 through 1999. As part of the process, on June 7, 2002, the Company submitted a new application for a compliance statement under the Walk-In-Closing Agreement Program with the IRS. The new application restated the Company’s proposed corrections to be made for the operational failures disclosed in the first application as well as addressed the proposed corrections for the additional failures found in the administration of the ESOP. In October 2003, the Company received a preliminary compliance statement from the IRS documenting their conclusions related to the second application. See Note 18 for further discussion of the compliance statement.

In May 2002, $1,700 was transferred into the ESOP from an escrow account established in connection with the acquisition of GCSI as required under the terms of the initial compliance statement. Pursuant to the terms of the second compliance statement issued in February 2004, the $1,700 was no longer necessary to complete the corrections to the ESOP. The Company requested the return of this amount from the ESOP trust, together with interest earned from the date of initial transfer, to the escrow account. At December 31, 2003, the Company had accrued approximately $160 related to the corrections to be made under the second compliance statement. The Company may pursue other options currently available to it to obtain reimbursement of a portion of this amount, which may include seeking additional reimbursement from the escrow account. However, there is no assurance that the Company will be able to obtain any reimbursement from another source. The Company does not believe that any future amounts required to be contributed to the ESOP as part of this corrective action, if any, will have a material adverse effect on its financial condition, results of operations or cash flows.

The Department of Justice, on behalf of the Internal Revenue Service, has filed lawsuits against two of the Company’s subsidiaries, GCSI and Coastal Utilities, Inc. These lawsuits are more fully discussed in Note 9.

The Company is involved in various other claims, legal actions and regulatory proceedings arising in the ordinary course of business. The Company does not believe the ultimate disposition of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

18. Subsequent Event

The Company and the IRS reached a resolution on the terms of the new compliance statement for GCSI’s ESOP and it was issued on February 5, 2004 allowing the Company 150 days, or until July 4, 2004, to implement the required corrections. As of February 27, 2004, the Company had implemented the required corrections outlined in the second compliance statement and made a distribution of substantially all of the cash assets held in the ESOP trust to participants.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

19. Condensed Financial Information of the Parent

The following information presents the condensed financial information for Madison River Telephone Company, LLC as a stand-alone entity.

Condensed Balance Sheets of Parent

	December 31
	2003	2002
Assets
Current assets:
Intercompany and other receivables	$240	$104

Total current assets	240	104
Other assets:
Net investment in subsidiaries	39,487	57,490

Total assets	$39,727	$57,594

Liabilities, redeemable members’ capital and members’ capital
Current liabilities:
Current portion of long-term debt	$2,375	$1,822

Total current liabilities	2,375	1,822

Noncurrent liabilities:
Long-term debt	20,681	19,443

Total liabilities	23,056	21,265
Redeemable members’ capital:
Class A members	231,413	231,273
Members’ capital:
Class B members	6	6
Class C members	5	5
Accumulated deficit	(211,265)	(194,800)
Accumulated other comprehensive loss	(3,488)	(155)

Total members’ capital	(214,742)	(194,944)

Total liabilities, redeemable members’ capital and members’ capital	$39,727	$57,594

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

Condensed Statements of Operations of Parent

	December 31
	2003	2002	2001
Operating expenses:
Selling, general and administrative expenses	36	30	7

Net operating loss	(36)	(30)	(7)
Interest expense	(1,792)	(1,265)	—
Other income	32	30	111

(Loss) income before equity in losses of subsidiaries	(1,796)	(1,265)	104
Equity in losses of subsidiaries	(14,669)	(39,418)	(74,929)

Net loss	$(16,465)	$(40,683)	$(74,825)

Condensed Statements of Cash Flows of Parent

	December 31
	2003	2002	2001
Operating activities
Net loss	$(16,465)	$(40,683)	$(74,825)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of subsidiaries	14,669	39,418	74,929
Changes in operating assets and liabilities:
Accrued interest payable	1,792	1,265	—
Intercompany and other receivables	(100)	—	(104)

Net cash used in operating activities	(104)	—	—
Investing activities
Distribution from subsidiaries	—	2,000	—
Investment in subsidiary	—	—	(530)

Net cash provided by (used in) investing activities	—	2,000	(530)
Financing activities
Contribution from members	—	—	530
Note repayment from member	104	—	—
Redemption of members’ interest	—	(2,000)	—

Net cash provided by (used in) financing activities	104	(2,000)	530

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

Notes to Condensed Financial Statements of Parent

(in thousands)

a.    Basis of Presentation

These condensed financial statements present the financial condition, results of operations and cash flows of Madison River Telephone Company, LLC (the “Parent”) on a parent-company-only basis. The Parent’s investment in its subsidiaries is stated at cost plus its equity in the undistributed earnings of its subsidiaries since the date of acquisition. These financial statements should be read in conjunction with the Parent’s consolidated financial statements and related notes thereto. All the assets of the Parent are restricted.

Madison River Telephone Company, LLC

Notes to Consolidated Financial Statements—(Continued)

b.    Long-term Debt

Long-term debt consisted of the following at December 31, 2003 and 2002:

	December 31
	2003	2002
Unsecured notes payable to members, due in seven annual installments of $2,375 to $4,632, beginning in December 2004, interest at a fixed rate of approximately 8.43%	$23,056	$21,265
Less current portion	(2,375)	(1,822)

Total long term debt	$20,681	$19,443

Principal maturities on long-term debt at December 31, 2003 are as follows:

2004	$2,375
2005	2,575
2006	2,792
2007	3,027
2008	4,632
Thereafter	7,655

$23,056

In April 2002, the Parent completed an agreement with the former shareholders of Coastal Utilities, Inc. As part of the agreement, the Parent issued three unsecured term notes to the former shareholders of Coastal Utilities, Inc. with an original face value of $20,000. The notes contain identical terms and bear interest at a rate of approximately 8.43%. In December 2003, the Parent entered into an agreement with the noteholders that provided for, among other things, a revision to the amortization schedule for the notes and a deferral of the first principal payment until December 2004. In addition, the interest accrued on the notes during 2003 of $1,791 was added to the principal balance outstanding under the notes. At December 31, 2002, the interest accrued on the notes from the date of issuance to the end of the year, or approximately $1,265, was reflected as an increase in the balance outstanding under the notes. See Note 14 for further discussion of the transaction with the former shareholders of Coastal Utilities, Inc. Further information regarding this long-term debt is in Note 7 to the consolidated financial statements of the Parent.

c.    Related Party Transactions

The Parent has advanced amounts to two managing directors who used the proceeds to purchase Class A units in the Parent. The loans, payable on demand, bear interest at 5% and are secured by the respective managing director’s Class A interests. As of December 31, 2003 and 2002, the amount outstanding under these notes was $445 and $598, respectively. The Parent recognized interest income of $32, $30 and $41 in 2003, 2002 and 2001, respectively.

Pursuant to an amendment to one managing director’s employment agreement dated December 31, 2003, the managing director received an additional bonus in 2003 and, correspondingly, the bonus was applied by the managing director to pay the accrued interest on his notes and retire a portion of the outstanding principal in the amount of $153. Per the terms of his amended employment agreement, the managing director will receive an additional bonus in each of the next four years and will use the proceeds to retire the remaining balances outstanding on his notes to the Parent.

As part of this transaction, in accordance with FIN 44, Accounting for Certain Transactions Involving Stock Compensation, compensation expense of $36 was recognized, which represents the increase in intrinsic value of the Class A units received in 2003.

Madison River Telephone Company, LLC

Unaudited Condensed Consolidated Balance Sheets

(Dollars in thousands)

	September 30 2004	December 31 2003
Assets
Current assets:
Cash and cash equivalents	$22,653	$28,143
Accounts receivable, less allowance for uncollectible accounts of $1,462 and $1,181 in 2004 and 2003, respectively	10,771	11,339
Receivables, primarily from interexchange carriers, less allowance for uncollectible accounts of $1,387 and $2,617 in 2004 and 2003, respectively	6,380	5,190
Inventories	778	1,327
Rural Telephone Finance Cooperative stock to be redeemed	234	1,354
Rural Telephone Finance Cooperative patronage capital receivable	1,800	2,975
Other current assets	3,038	2,629

Total current assets	45,654	52,957

Telephone plant and equipment	482,523	472,261
Less accumulated depreciation and amortization	(181,924)	(150,727)

Telephone plant and equipment, net	300,599	321,534

Other assets:
Rural Telephone Finance Cooperative stock, at cost	42,425	42,659
Goodwill	366,332	366,332
Other assets	22,983	23,741

Total other assets	431,740	432,732

Total assets	$777,993	$807,223

Liabilities, redeemable members’ capital and members’ capital
Current liabilities:
Accounts payable and accrued expenses	$35,786	$39,739
Other current liabilities	7,350	6,174
Current portion of long-term debt	11,760	9,371

Total current liabilities	54,896	55,284

Noncurrent liabilities:
Long-term debt	632,050	650,898
Deferred income taxes	39,823	45,482
Other liabilities	38,565	38,888

Total noncurrent liabilities	710,438	735,268

Total liabilities	765,334	790,552

Redeemable members’ capital:
Class A members	231,413	231,413

Members’ capital:
Class B members	6	6
Class C members	5	5
Accumulated deficit	(215,277)	(211,265)
Accumulated other comprehensive loss	(3,488)	(3,488)

Total members’ capital	(218,754)	(214,742)

Total liabilities, redeemable members’ capital and members’ capital	$777,993	$807,223

See Notes to Unaudited Condensed Consolidated Financial Statements.

Madison River Telephone Company, LLC

Unaudited Condensed Consolidated Statements of Operations

and Comprehensive Loss

(Dollars in thousands)

	Nine Months Ended September 30,
	2004	2003
Operating revenues:
Local services	$99,014	$93,152
Long distance services	11,299	12,035
Internet and enhanced data services	15,146	11,842
Edge-out services	9,084	10,599
Miscellaneous telecommunications services and equipment	12,327	9,974

Total operating revenues	146,870	137,602

Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	43,038	36,303
Depreciation and amortization	32,989	39,359
Selling, general and administrative expenses	30,315	29,023
Restructuring benefit	—	(468)

Total operating expenses	106,342	104,217

Net operating income	40,528	33,385

Interest expense	(46,715)	(48,458)
Other income (expense):
Realized losses on marketable equity securities	—	(343)
Other income, net	2,390	2,422

Loss before income taxes	(3,797)	(12,994)

Income tax expense	(215)	(123)

Net loss	(4,012)	(13,117)

Other comprehensive income (loss):
Unrealized losses on marketable equity securities	—	(188)
Reclassification adjustment for realized (gains) losses included in net loss	—	343

Other comprehensive income (loss)	—	155

Comprehensive loss	$(4,012)	$(12,962)

See Notes to Unaudited Condensed Consolidated Financial Statements.

Madison River Telephone Company, LLC

Unaudited Condensed Consolidated Statements of Redeemable Members’ Capital and Members’ Capital

(Dollars in thousands)

	Redeemable Members’ Capital Class A Members	Class B Members	Class C Members	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2003	$231,413	$6	$5	$(211,265)	$(3,488)	$(214,742)
Net loss	—	—	—	(4,012)	—	(4,012)

Balance at September 30, 2004	$231,413	$6	$5	$(215,277)	$(3,488)	$(218,754)

See Notes to Unaudited Condensed Consolidated Financial Statements.

Madison River Telephone Company, LLC

Unaudited Condensed Consolidated Statements of Cash Flows

(Dollars in thousands)

	Nine Months Ended September 30,
	2004	2003
Operating activities
Net cash provided by operating activities	$21,386	$24,345

Investing activities
Purchases of telephone plant and equipment	(11,661)	(6,309)
Redemption of Rural Telephone Finance Cooperative stock, net	1,354	2,039
Change in other assets	1,221	1,571

Net cash used for investing activities	(9,086)	(2,699)

Financing activities
Redemption of minority interest	(1,000)	(1,000)
Repurchase of outstanding 13 1/4% senior notes	(2,140)	—
Payments on long-term debt	(14,650)	(13,557)

Net cash used for financing activities	(17,790)	(14,557)

Net (decrease) increase in cash and cash equivalents	(5,490)	7,089

Cash and cash equivalents at beginning of year	28,143	19,954

Cash and cash equivalents at end of nine month period	$22,653	$27,043

See Notes to Unaudited Condensed Consolidated Financial Statements.

Madison River Telephone Company, LLC

Notes To Unaudited Condensed Consolidated Financial Statements

September 30, 2004

1. General

Madison River Telephone Company, LLC (“MRTC” or the “Company”) was organized on August 26, 1999 as a limited liability company under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member’s liability is limited to the Company’s assets provided that the member returns to the Company any distributions received. The Company offers a variety of telecommunications services to business and residential customers in the Southeast and Midwest regions of the United States including local and long distance voice, high speed data, Internet access and fiber transport.

The primary purpose for which the Company was founded was the acquisition, integration and operation of rural local exchange telephone companies (“RLECs”). Since January 1998, the Company has acquired four RLECs located in North Carolina, Illinois, Alabama and Georgia. These RLECs served 221,024 voice access and DSL connections as of September 30, 2004.

The Company’s RLECs manage and operate an edge-out competitive local exchange carrier (“CLEC”) business serving business customers primarily in markets in North Carolina, Illinois and Louisiana. Through its CLEC operations, the Company also provides fiber transport services to other businesses, primarily in the southeastern United States. These operations are referred to as Edge-Out Services, or EOS. The EOS markets were developed in close proximity, or edged-out, from the RLEC operations by utilizing a broad range of experienced and efficient resources provided by the RLECs. At September 30, 2004, the EOS operations served 13,180 voice access and high speed data connections.

2. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries as follows:

•	Madison River Capital, LLC and its subsidiaries (“MRCL”):

•	Gallatin River Holdings, LLC and its subsidiary (“GRH”), a wholly-owned subsidiary

•	Madison River Communications, LLC and its subsidiary (“MRC”), a wholly-owned subsidiary

•	Madison River Holdings Corp. (“MRH”), a wholly-owned subsidiary

•	Madison River LTD Funding Corp. (“MRLTDF”), a wholly-owned subsidiary

•	Mebtel, Inc. (“Mebtel”), a wholly-owned subsidiary

•	Gulf Coast Services, Inc. and its subsidiaries (“GCSI”), a wholly-owned subsidiary

•	Coastal Communications, Inc. and its subsidiaries (“CCI”), a majority-owned subsidiary

•	Madison River Management, LLC (“MRM”), a wholly-owned subsidiary

•	Madison River Long Distance Solutions, Inc. (“MRLDS”), a wholly-owned subsidiary

•	Mebtel Long Distance Solutions, Inc. (“MLDS”), a wholly-owned subsidiary

These financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and are in the form prescribed by the Securities and Exchange Commission in instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim unaudited financial statements should be read in conjunction with the audited financial statements of the Company as of and for the year ended December 31, 2003. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair

Madison River Telephone Company, LLC

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

presentation have been included. Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

Certain amounts in the 2003 condensed consolidated financial statements have been reclassified to conform to the 2004 presentation. These reclassifications had no effect on net loss or members’ capital as previously reported.

3. Telephone Plant and Equipment

Telephone plant and equipment consisted of the following:

	September 30, 2004	December 31, 2003
	(in thousands)
Land, buildings and general equipment	$54,351	$53,652
Central office equipment	163,177	157,572
Poles, wires, cables and conduit	234,222	230,772
Leasehold improvements	2,541	2,533
Software	18,698	18,600
Construction-in-process	9,534	9,133

Total telephone plant and equipment	$482,523	$472,262

4. Restructuring Charge

In the third quarter of 2002, in completing the development of the EOS as a true edge-out CLEC operation, the Company realigned the management of the EOS’s operating regions in North Carolina, Illinois and Louisiana under the Company’s RLECs in those respective regions. Correspondingly, the Company recognized a restructuring charge of $2.8 million related to the realignment for the elimination of redundant management, marketing and support services and the structuring of a more efficient network. The charge was recognized in accordance with Emerging Issues Task Force Abstract 94-3 (“EITF 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The amounts recorded consisted primarily of the costs associated with future obligations on non-cancelable leases for certain facilities that were no longer used, net of estimated sublease income, losses from the abandonment of fixed assets and leasehold improvements associated with those leased facilities, expenses associated with the elimination of thirty employees and related expenses.

In the fourth quarter of 2001, the Company recorded a $2.8 million restructuring charge associated with the subsidiary’s decision to reduce its sales and marketing efforts and eliminate redundant support services. The charge was recognized in accordance with EITF 94-3. The amounts recorded consist primarily of the costs associated with future obligations on non-cancelable leases for closed sales offices, redundant network operations centers and future switching facilities, net of any estimated sublease income, losses from the abandonment of fixed assets and leasehold improvements associated with those leased facilities and legal related expenses. As of September 30, 2004, the following amounts were recorded related to these restructuring charges:

	Balance at December 31, 2003	2004 payments	Balance at September 30, 2004
	(in thousands)
Future lease obligations	$813	$205	$608
Legal related expenses	31	—	31

	$844	$205	$639

At September 30, 2004, accrued expenses include $0.3 million and other long-term liabilities include $0.3 million related to these restructuring charges.

Madison River Telephone Company, LLC

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

5. Long-Term Debt and Lines of Credit

Long-term debt and lines of credit outstanding consist of the following at:

	September 30, 2004	December 31, 2003
	(in thousands)
First mortgage notes collateralized by substantially all RLEC assets:
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at RTFC’s base variable rate plus 1.00% (6.3% at September 30, 2004).	$11,615	$11,680
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	5,891	5,924
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	946	951
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 6.95% (rate expires November 2004).	101,923	102,486
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	5,527	5,557
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	67,014	67,384
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	3,524	3,544
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 9.05% (rate expires October 2004*).	121,391	122,063
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 5.65% (rate expires August 2006).	7,735	7,778
RTFC note payable in quarterly principal installments plus interest through November 2016, interest accrued at a fixed annual rate of 9.0% (rate expires April 2005).	98,680	99,226
RTFC secured line of credit loan, maturing March 2005 with interest payments due quarterly at the RTFC’s line of credit base rate plus 0.5%.	—	10,000
Mortgage note payable due in January 2004, interest at a fixed rate of 8.0%, secured by land and building.	—	2,303
Unsecured 13 1/4% senior notes payable, due March 1, 2010, with interest payable semiannually on March 1 and September 1, net of debt discount of $1,885 and $2,076, respectively.	196,115	197,924
Unsecured notes payable to members, due in seven installments of $2,375 to $4,632, beginning in December 2004, interest at a fixed rate of approximately 8.43%	23,056	23,056
Convertible note payable to related party	393	393

	643,810	660,269
Less current portion	11,760	9,371

	$632,050	$650,898

*	Fixed interest rate expired on October 7, 2004, note currently bears interest at RTFC variable rate plus a 1.0% interest rate adder, or 6.3%.

Madison River Telephone Company, LLC

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

The loan facilities provided by the RTFC are primarily with MRLTDF. Under the terms of MRLTDF’s agreement with the RTFC, quarterly principal payments through 2010 are $2.3 million. Beginning in 2011, scheduled principal payments increase, ranging from $8.9 million to $17.5 million per quarter, through the end of 2016. Annually, beginning in 2005, the Company will be required to calculate excess cash flow, as defined in the loan agreement, for the RLECs using the preceding year’s financial results. If the calculation indicates excess cash flow, the Company will be required to make a mandatory prepayment of principal to the RTFC equivalent to the amount of excess cash flow. Mandatory prepayments, if any, will be made in the second quarter of the year in which the calculation is made.

Interest rates on outstanding term loans are based on the prevailing RTFC fixed or variable base rate plus a 1.0% interest rate adder. The 1.0% interest rate adder is subject to performance pricing which will provide for a reduction in the interest rate adder as the Total Leverage Ratio, as defined in the loan agreement, decreases.

The RTFC loan agreement contains certain financial ratios that are tested on an annual basis and other administrative covenants. The financial ratios are based on the combined financial results of MRLTDF and its subsidiaries, GRH, MRLDS and MLDS. Certain of the administrative covenants restrict, among other things, the ability of these combined entities to (i) declare or pay dividends to their respective parents under specified circumstances, (ii) make intercompany loans or enter into other affiliated transactions, (iii) sell assets and make use of the proceeds, and (iv) incur additional indebtedness above certain amounts without the consent of the RTFC. In addition, the administrative covenants require that the RTFC approve a three-year rolling capital expenditure budget and give its consent to any acquisitions or disposals of local exchange assets. Finally, MRLTDF and MRH have the ability to acquire the Company’s senior notes in an amount up to $2.0 million in one quarter and up to $6.0 million in one year. At September 30, 2004, the Company was in compliance with the terms and conditions of the loan agreement.

The loan facilities are secured by a first mortgage lien on the operating assets and revenues of GRH, MRH, MLDS, MRLDS and MRLTDF and its subsidiaries consisting of Mebtel, GCSI, CCI and MRM. In addition, substantially all of the outstanding equity interests of these entities have been pledged in support of the loan facilities. Therefore, the RTFC holds a first lien security interest in all of the assets, revenues and substantially all of the equity interests of the RLECs. In addition, in the event that the senior notes are retired, the Company will grant the RTFC a first mortgage lien on the operating assets and revenues of MRC.

MRLTDF has an undrawn $31.0 million secured revolving line of credit with the RTFC that is fully available. Interest is payable quarterly at the RTFC’s line of credit base rate plus 0.5% per annum or 6.3% at September 30, 2004. At December 31, 2003, MRLTDF had drawn down $10.0 million under this line of credit. This outstanding balance was repaid during the first quarter of 2004.

The Company also has an undrawn $10.0 million line of credit that is fully available to Coastal Utilities, Inc., a subsidiary of CCI. This line of credit contains an annual paydown provision which requires that the balance outstanding against the line of credit be reduced to zero for five consecutive days in every 360-day period. Interest is payable quarterly at the RTFC’s line of credit base rate plus 1.0% per annum or 6.8% at September 30, 2004. Effective April 30, 2004, MRLTDF granted the RTFC a first lien security interest in the assets of Coastal Utilities, Inc. to secure this line of credit.

Each of the above lines of credit expire in March 2005. The Company has been notified by the RTFC that a new secured line of credit in the amount of $41.0 million for a term of five years has been approved for MRLTDF. This new line of credit will replace the two existing lines of credit and is subject to satisfactory completion of documentation for the new agreement and all conditions precedent to closing being satisfied.

The Company has outstanding 13 1/4% senior notes that mature in March 2010 and have semiannual interest payments due on March 1 and September 1 of each year. In June 2004, as permitted under the terms of the loan

Madison River Telephone Company, LLC

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

agreement with the RTFC, MRLTDF acquired $2.0 million in outstanding senior notes for approximately $2.1 million. The senior notes, which are held by MRLTDF, are considered to be retired and the Company recognized approximately $0.2 million as a loss from the extinguishment of long-term debt in the second quarter of 2004, which is reflected as other expense in the accompanying condensed financial statements.

Under the terms of the indenture that governs the senior notes, the Company must comply with certain financial and administrative covenants. The Company is, among other things, restricted in its ability to (i) incur additional indebtedness, (ii) pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates. At September 30, 2004, the Company was in compliance with the terms of its indenture.

In April 2002, the Company completed an agreement with the former shareholders of Coastal Utilities. As part of the agreement, the Company issued three unsecured term notes to the former shareholders of Coastal Utilities with an original face value of $20.0 million. The notes contain identical terms and bear interest at a rate of approximately 8.43%. In December 2003, the Company entered into an agreement with the noteholders that provided for, among other things, a revision to the amortization schedule for the notes and a deferral of the first principal payment until December 2004. In addition, the interest accrued on the notes during 2003 of approximately $1.8 million was added to the principal balance outstanding under the notes. At December 31, 2002, the interest accrued on the notes from the date of issuance to the end of the year, or approximately $1.3 million, was reflected as an increase in the balance outstanding under the notes.

The Company had a note payable to the former shareholders of Coastal Utilities that was secured by land and buildings used in Coastal Utilities operations. The note bore interest at 8.0% and was fully repaid in January 2004.

The Company has a convertible note payable to one of its members with an outstanding principal balance of $0.4 million as of September 30, 2004. The note payable accrues interest at 8.0% per annum. The principal amount and unpaid interest are due in October 2011. The note is unsecured and, at any time prior to the payment of the entire principal amount, the holder may convert all unpaid principal and accrued interest into Class A equity of the Company.

6. Benefit Plans

The Company’s net periodic benefit costs for the pension plan for the nine months ended September 30, 2004 and 2003 are as follows:

	Nine months ended
	September 30, 2004	September 30, 2003
	(in thousands)
Service cost	$294	$315
Interest cost	560	517
Expected return on plan assets	(569)	(445)
Amortization of net loss (gain)	238	71

Total net periodic benefit cost	$523	$458

Madison River Telephone Company, LLC

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

The Company’s net periodic benefit costs for the postretirement benefit plans for the third quarter and nine months ended September 30, 2004 and 2003 are as follows:

	Nine months ended
	September 30, 2004	September 30, 2003
	(in thousands)
Service cost	$41	$28
Interest cost	80	73
Amortization of net loss (gain)	(151)	(103)
Amortization of prior service cost	(64)	(57)

Total net periodic benefit cost	$(94)	$(59)

The Company expects to contribute approximately $2.1 million to its pension plan in 2004. The Company made contributions of $1.6 million in the first nine months of 2004.

During the first quarter of 2003, the Company notified its employees who are not members of bargaining units that the accrual of benefits in the non-contributory, defined benefit pension plan, sponsored by MRTC, in which the employees participated was frozen effective February 28, 2003. As a result of this action, Statement of Financial Accounting Standards No. 88, Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits became effective. The curtailment resulted in an immediate net gain of $2.8 million, of which $2.7 million was recognized as a reduction of pension expenses in the first quarter of 2003 and $0.1 million as a reduction of capital expenditures. The impact of the gain was allocated between the Company and its subsidiaries, who also participate in the plan. Although the accrual of benefits in the pension plan is frozen, the Company has a continuing obligation to fund the plan and will continue to recognize an annual net periodic pension expense while the plan is still in existence.

7. Income Taxes

The Company and its wholly-owned subsidiaries, MRCL, MRC, GRH and MRM, are limited liability corporations and are treated as partnerships for federal and state income tax purposes. Accordingly, income, losses and credits are passed through directly to the members of these partnerships. Effective November 29, 2003, MRM converted from a C corporation to a limited liability corporation for income tax purposes.

MRH, a wholly-owned subsidiary of the Company, is the holding company for the Company’s taxable C corporations that include, MRLTDF, Mebtel, GCSI and its subsidiaries, CCI and its subsidiaries, MLDS and MRLDS. Income taxes for the C corporations are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

During the fourth quarter of 2003, the Company recognized an income tax benefit of $2.7 million for refunds received in 2002 from amendments to its 1998 income tax returns. The benefit was recognized after the Company was advised that the statute of limitations for taxing authorities to make audit adjustments to the 1998 income tax returns had expired during 2003. However, in June 2004, the Department of Justice, on behalf of the Internal Revenue Service, filed lawsuits against two of the Company’s subsidiaries, GCSI and Coastal Utilities, Inc., that received the refunds from the amended 1998 returns and subsequently recognized the benefit. The lawsuits claim that the refunds were erroneous refunds and demand repayment in the amount of approximately $2.9 million for income tax refunds plus related interest expense. Approximately $0.9 million of this claim was paid in the first quarter of 2004 as part of a separate year income tax audit adjustment. Accordingly, the

Madison River Telephone Company, LLC

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

Company accrued the remaining $2.0 million in income tax expense and also accrued $0.4 million in related interest expense during the second quarter of 2004 to recognize the remaining potential exposure under the lawsuits. The Company continues to accrue interest quarterly related to this exposure. The Company believes that its position taken in the amended income tax returns was appropriate under current tax laws and the Company intends to vigorously defend against these claims.

8. Segment Information

The Company offers a variety of telecommunications services to business and residential customers including local and long distance voice, high speed data, Internet access and fiber transport. In accordance with the requirements of Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS 131”), the Company’s operations are classified into two reportable business segments. The first segment consists of the Company’s four RLECs that provide regulated and nonregulated telecommunication services in their franchised territories. The second segment consists of the EOS operations that are in close proximity to the RLEC territories and are managed and operated as a line of business of the RLECs. Although both segments provide similar types of telecommunication services, are operated and managed by common management teams and share common resources, certain differences exist in the businesses of the RLECs and the EOS that the Company has evaluated to indicate two segments. Included in these differences between the RLECs and the EOS are: (i) the extent to which each segment’s operations are regulated, (ii) different approaches in the way each segment markets its services, (iii) positions within their respective markets and therefore how they price their services and (iv) composition of each segment’s customer base. In addition, each segment’s financial and operating results are evaluated separately by the chief operating decision maker of the Company. Periodically, the Company will analyze these factors, among others, to determine the appropriate reportable business segments required under SFAS 131.

The Company’s two reportable segments follow the same accounting principles and policies used for the Company’s consolidated financial statements. Revenues by product line are disclosed in the Consolidated Statement of Operations. The RLEC generates revenues from the provision of local and long distance voice services, Internet and enhanced data services and miscellaneous services. The EOS generates revenues from provision of local and long distance voice services, Internet and enhanced data services, transport services and miscellaneous services. All operations and assets are located in the United States. The following tables summarize the revenues and net operating income for each segment for the nine month periods ended September 30, 2004 and 2003:

	Nine months ended
	September 30, 2004	September 30, 2003
	(in thousands)
Total revenues
RLEC operations	$139,986	$129,289
EOS	9,186	10,819

	149,172	140,108
Less intersegment revenues	(2,302)	(2,506)

Total reported revenues	$146,870	$137,602

Net operating income (loss):
RLEC operations	$48,226	$42,255
EOS	(7,698)	(8,870)

Total reported net operating income	$40,528	$33,385

Madison River Telephone Company, LLC

Notes To Unaudited Condensed Consolidated Financial Statements—(Continued)

At September 30, 2004 and December 31, 2003, total assets by segment, net of intersegment investments and other intersegment balances, were as follows:

	September 30, 2004	December 31, 2003
	(in thousands)
Total assets:
RLEC operations	$834,110	$868,553
EOS	434,483	432,326

	1,268,593	1,300,879
Less intersegment assets	(490,600)	(493,656)

Total reported assets	$777,993	$807,223

9. Other Charges

The Company’s rural local exchange company located in Foley, Alabama provides service to the Gulf Coast area of Alabama from the western border of the Florida panhandle to the East side of Mobile Bay, including the coastal communities of Gulf Shores, Orange Beach and Fort Morgan where a hurricane came ashore in September 2004. Although the Company’s central office, remote switch locations, business offices and administrative facilities incurred only minimal damage from the hurricane, more substantial damage was incurred in certain outside plant facilities, primarily its transmission and distribution plant in the coastal areas. The Company has evaluated the extent of the damage to its properties and is repairing or rebuilding, where necessary, its damaged facilities. Accordingly, the Company has accrued approximately $1.7 million in the third quarter of 2004 for estimated building and equipment repairs, restoration of services to customers and other hurricane-related expenses. In addition, the Company anticipates making capital expenditures of approximately $2.5 million, the majority of which will replace damaged transmission and distribution facilities. The Company expects that substantially all of these expenditures will be made in the fourth quarter of 2004. The Company has received authorization from the Alabama Public Service Commission to accelerate depreciation of these capital expenditures related to the hurricane completely into the fourth quarter of 2004.

Madison River Communications Corp. and Subsidiaries

Index to Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements:
Basis of Presentation	P-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2004	P-4
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2003	P-5
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2004	P-6
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements	P-7

Madison River Communications Corp. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Financial Statements

Basis of Presentation

The unaudited pro forma condensed consolidated financial statements of Madison River Communications Corp. and subsidiaries (“MR Corp” or the “Company”) are based upon the historical financial statements of Madison River Telephone Company, LLC (“MRTC”) and should be read in conjunction with those consolidated financial statements and the notes thereto and other financial data appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have actually occurred if the transactions had been in effect on the date indicated or that may occur in the future.

The accompanying unaudited pro forma condensed consolidated balance sheet of MR Corp at September 30, 2004, and the related unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 give effect on a pro forma basis to the following transactions (collectively, the “Transactions”):

•	The repayment of notes payable to the former shareholders of Coastal Utilities, Inc. with the proceeds of the unsecured credit facility with Merrill Lynch Capital Corporation (the “Coastal note facility”).

•	The conversion of a note payable to an existing equity investor into redeemable Class A units.

•	The reorganization of MRTC whereby the equity investors exchange 100% of their members’ interest in MRTC for 100% of the common stock of MR Corp. The redeemable Class A units will be exchanged for shares of common stock in MR Corp upon completion of this reorganization, assuming an initial public offering price of $ per share, the mid-point of the range shown on the cover page of this prospectus. A portion of these shares will be sold in the offering. The Class B units, the Class C units and the Class D units will be exchanged for shares, shares and shares, respectively. In addition, the Company will recognize compensation expense related to a portion of the Class D units;

•	The sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus;

•	The entry into the new credit facilities;

•	The use of the proceeds from the offering and the new credit facilities to repay our existing senior notes, our existing credit facilities and the Coastal note facility and to redeem the remaining redeemable minority interest in Coastal Communications, Inc.;

•	The accrual and payment of two non-recurring bonuses to a certain member of management related to the completion of the offering; and

•	The income tax impact of both recurring and non-recurring adjustments.

The pro forma adjustments and the assumptions on which they are based give effect to the Transactions and are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated statements of operations have been prepared to reflect the Transactions as if they were consummated on January 1, 2003 and January 1, 2004, respectively. The unaudited pro forma condensed consolidated balance sheet reflects the Transactions as if they were consummated on September 30, 2004.

In connection with the Transactions, the Company will record certain charges (credits) in its financial statements at the time such transactions are consummated. As these charges (credits) are non-recurring in nature, the pro forma effect of these charges (credits) have not been reflected in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 and for the nine months ended

September 30, 2004. These non-recurring charges (credits) total approximately $         million and are discussed further in Note (j) to the unaudited pro forma condensed consolidated financial statements.

The Company anticipates that it will incur additional costs related to being a public company of approximately $1.0 million per year. No adjustment has been made in the accompanying unaudited pro forma condensed consolidated statements of operations to reflect these costs.

The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the Transactions for which we are giving pro forma effect actually occurred on the dates or for the periods indicated described in the accompanying notes, nor is such unaudited pro forma condensed consolidated financial information necessarily indicative of the results to be expected for the full year or any future period. A number of factors may affect our results. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma condensed consolidated statements of operations and balance sheet provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information should be read in conjunction with “The Transactions,” “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and MRTC’s audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus.

Madison River Communications Corp. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2004

(in thousands)

	MRTC Historical Consolidated	Adjust for the Offering		Note Ref.		Pro Forma As Adjusted
Assets
Current assets:
Cash and cash equivalents	$22,653	$		(a	)	$
			443,544	(b	)
			(625,342)	(c	)
			(1,100)	(d	)
Accounts receivable, less allowance for uncollectible accounts	10,771						10,771
Receivable, primarily from interexchange carriers, less allowance for uncollectible accounts	6,380						6,380
Rural Telephone Finance Cooperative stock to be redeemed	234		(234)	(c	)		—
Other current assets	5,616						5,616

Total current assets	45,654

Telephone, plant and equipment, net	300,599						300,599
Other assets:
Rural Telephone Finance Cooperative Stock, at cost	42,425		(42,425)	(c	)		—
Goodwill	366,332						366,332
Other noncurrent assets	22,983		6,456	(b	)		25,511
			(4,728)	(c	)
			800	(e	)

Total other assets	431,740		(39,897)				391,843

Total assets	$777,993	$				$

Liabilities, redeemable members’ capital and members’ capital/stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	35,786		(5,357)	(c	)		28,622
			(1,457)	(e	)
			(350)	(f	)
Other current liabilities	7,350		(1,000)	(c	)		6,350
Current portion of long-term debt	11,760		(9,385)	(c	)		—
			(2,375)	(e	)

Total current liabilities	54,896		(19,924)				34,972

Noncurrent liabilities:
Long-term debt	632,050		450,000	(b	)		450,000
			119	(e	)
			(393)	(f	)
			(631,776)	(g	)
Deferred income taxes	39,823			(h	)
Other long-term liabilities	38,564		(2,000)	(c	)		36,564

Total noncurrent liabilities	710,438

Total liabilities	765,334
Redeemable members’ capital:
Class A members	231,413			(a	)		—
				(e	)
				(f	)
Members’ capital/stockholders’ equity:
Class B members	6		(6)	(a	)		—
Class C members	5		(5)	(a	)		—
Common stock	—			(a	)		—
				(a	)
				(a	)
				(i	)
Additional paid-in-capital	—			(a	)
				(a	)
				(a	)
			350	(f	)
				(i	)
Accumulated deficit	(215,277)			(a	)
			(23,210)	(c	)
				(d	)
				(e	)
				(h	)(j)
Accumulated other comprehensive loss	(3,488)						(3,488)

Total members’ capital/stockholders’ equity	(218,754)

Total liabilities and equity	$777,993	$				$

See accompanying notes.

Madison River Communications Corp. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2003

(in thousands, except per share data)

	MRTC Historical Consolidated	Adjust for the Offering		Note Ref.		Pro Forma As Adjusted
Operating revenues:
Local service	$126,975	$				$126,975
Long distance service	15,754					15,754
Internet and enhanced data service	16,252					16,252
Edge-out services	13,947					13,947
Miscellaneous telecommunications service and equipment	13,532					13,532

Total operating revenues	186,460					186,460

Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	50,213					50,213
Depreciation and amortization	52,054					52,054
Selling, general and administrative	41,721					41,721

Total operating expenses	143,988					143,988

Net operating income	42,472					42,472

Interest expense	64,441		(35,462)	(k	)	28,979

Other income, net	3,658		(2,975)	(k	)	683

Loss before income tax (benefit) expense	(18,311)		32,487			14,176
Income tax (benefit) expense	(1,846)		7,375	(l	)	5,529

Net (loss) income	$(16,465)		$25,112			$8,647

Earnings per share:
Basic				(m	)
Diluted				(m	)

See accompanying notes.

Madison River Communications Corp. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2004

(in thousands, except per share data)

	MRTC Historical Consolidated	Adjust for the Offering		Note Ref.		Pro Forma As Adjusted
Operating revenues:
Local service	$99,014	$				$99,014
Long distance service	11,299					11,299
Internet and enhanced data service	15,146					15,146
Edge-out services	9,084					9,084
Miscellaneous telecommunications service and equipment	12,327					12,327

Total operating revenues	146,870					146,870

Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	43,038					43,038
Depreciation and amortization	32,989					32,989
Selling, general and administrative	30,315					30,315

Total operating expenses	106,342					106,342

Net operating income	40,528					40,528

Interest expense	46,715		(26,033)	(k	)	20,682

Other income, net	2,390		(1,800)	(k	)	590

Income before interest expense and income tax expense	42,918		(1,800)			41,118

Loss before income tax expense	(3,797)		24,233			20,436
Income tax expense	215		7,755	(l	)	7,970

Net (loss) income	$(4,012)		$16,478			$12,466

Earnings per share:
Basic				(m	)
Diluted				(m	)

See accompanying notes.

Madison River Communications Corp. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(Columnar amounts in thousands)

(a) Reorganization of the Company

In connection with the completion of the offering, the existing equity investors in MRTC will exchange 100% of their members interest in MRTC for 100% of the common stock of MR Corp prior to the offering. The existing equity investors holding redeemable Class A units of MRTC will exchange their outstanding Class A units for              shares of newly issued common stock of MR Corp, representing     % of the outstanding equity interests of MR Corp immediately following the exchange. Of these shares,              shares will be sold in the offering. All common stock issued and outstanding will have a $0.01 par value per share.

Redeemable members’ interest—Class A units	$
Common stock
Additional paid in capital

Net cash proceeds		$—

At the time of the reorganization, existing equity investors holding Class B and Class C units of MRTC will exchange their outstanding Class B and Class C units for              shares, representing     % of the outstanding equity interests of MR Corp immediately following the exchange, which is equivalent to the amount contributed to MRTC for the respective Class B and Class C units:

Members’ interest—Class B units	$(6)
Members’ interest—Class C units	(5)
Common stock	—
Additional paid in capital	11

Net cash proceeds	$—

The Class D units were granted in November 2004 pursuant to an incentive grant agreement. 40% of the Class D units were awarded to certain executive management members and are subject to the vesting provisions of the incentive grant agreement. The remaining 60% of the Class D units were granted and held by MRTC to fund a long-term incentive plan sponsored by MRTC. The Company, which recognized compensation expense for awards granted to certain employees, has approximately $22.6 million accrued in other long-term liabilities for the long-term incentive plan at September 30, 2004. At the time of the reorganization, the holders of the Class D units will exchange their Class D units for              shares of MR Corp, representing     % of the outstanding equity interests of MR Corp immediately following the exchange. Upon completion of the offering, the executive management members will be vested in 62.5% of their shares and the Company will recognize compensation expense of $             for these shares. The remaining unvested shares, which will vest ratably over three years, will be reflected as deferred compensation and will be recognized as compensation expense as they vest. The shares held by the Company will be used to fund the long-term incentive plan.

Other long-term liabilities	$
Common stock		( )
Additional paid in capital
Deferred compensation expense
Accumulated deficit—compensation expense

Net cash proceeds		$—

Accumulated deficit—compensation expense	$

Madison River Communications Corp. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

(Columnar amounts in thousands)

The Company intends to implement new incentive stock compensation plans under its Omnibus Stock Plan and has reserved              shares for such plans.

(b) New Senior Secured Credit Facility

Concurrently with the offering, the Company will issue $450.0 million of new senior term debt with a maturity of 7 years and an expected annual interest rate, assuming 75% of the outstanding term debt is fixed, of approximately 5.85%. The Company will also have an undrawn $75.0 million revolving credit facility fully available to it. Entries have been made to the accompanying unaudited pro forma condensed consolidated balance sheet to record the following related to the issuance of the new senior term debt:

Senior term debt proceeds	$450,000
Revolver proceeds	—
Less debt issue costs capitalized	(6,456)

Net cash proceeds	$443,544

Entries have been made to the accompanying unaudited pro forma consolidated income statements to reflect the related changes in interest expense and dividend income as described more fully in Note (k).

(c) Retirement of Existing Debt and Obligations

The Company will use the proceeds from the issuance of common equity and the borrowings under the new credit facilities to retire the existing 13.25% senior notes, RTFC senior debt, the Coastal note facility, the remaining redeemable minority interest in Coastal Communications Inc. and to pay certain fees and expenses. Concurrent with the retirement of the RTFC senior debt, the Company will be allowed to redeem $42.7 million of the RTFC subordinated capital certificates. In addition, the Company will cancel its existing $41.0 million in revolving credit facilities with the RTFC. Entries have been made to the accompanying unaudited pro forma consolidated balance sheet to record the following:

Retire outstanding 13.25% senior notes	$(198,000)
Retire outstanding RTFC senior debt (current portion)	(9,385)
Retire outstanding RTFC senior debt (long-term portion)	(414,862)
Retire Coastal note facility	(20,800)
Retire redeemable minority interest in Coastal Communications, Inc. (current portion)	(1,000)
Retire redeemable minority interest in Coastal Communications, Inc. (long-term portion)	(2,000)
Accrued interest on 13.25% senior notes and RTFC senior debt	(5,357)
Accumulated deficit—fees and expenses related to retirement of debt	(16,597)
Investment in RTFC redeemed (current portion)	234
Investment in RTFC redeemed (long term portion)	42,425

Net cash used	$(625,342)

Accumulated deficit—write-off existing debt issuance costs related to senior notes and the Coastal note facility	$(4,728)
Accumulated deficit—write-off existing unamortized discount on senior notes	$(1,885)

Madison River Communications Corp. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

(Columnar amounts in thousands)

(d) Compensation Expense

Upon completion of the offering, the Company will pay two special, nonrecurring bonuses to a managing director in the total amount of $1.1 million. One bonus in the amount of $435,000 was accrued at September 30, 2004.

In addition, upon completion of the offering, the Company will call the remaining outstanding loans made to certain managing directors to purchase Class A units of MRTC. As part of this transaction, in accordance with FIN 44, Accounting for Certain Transactions Involving Stock Compensation, compensation expense of $                 will be recognized, which represents the intrinsic value of the Class A units released to the managing directors as a result of their repayment of the outstanding loans.

Accumulated deficit—compensation expense		$(1,100)

Net cash used		$(1,100)

Accumulated deficit—non-cash compensation expense	$

(e) Refinancing of Notes Payable to Former Shareholders of Coastal Utilities, Inc.

On December 22, 2004, the Company entered into the Coastal note facility, the proceeds of which were used to repay the unsecured notes payable to the former shareholders of Coastal Utilities, Inc. as well as certain fees and expenses associated with the transaction. In addition, as part of the agreement with the former shareholders, the Company agreed to issue 2.0 million Class A units of the Company at a value of approximately $         per unit. Entries have been made to the accompanying unaudited pro forma condensed consolidated balance sheet to record the following for the repayment of the notes:

Accrued interest		$(1,457)
Retire outstanding notes payable to former shareholders (current portion)		(2,375)
Retire outstanding notes payable to former shareholders (long-term portion)	(20,681)
Proceeds from Coastal note facility	20,800

Net increase in long-term debt after Coastal note facility refinancing		119
Members’ interest
Accumulated deficit—gain on extinguishment of notes payable to former shareholders
Coastal note facility—debt issue costs		(800)

Net cash proceeds		$—

Entries have been made to the accompanying unaudited pro forma condensed consolidated income statements to reflect the related changes in interest expense as described more fully in Note (k). The unamortized debt issue costs incurred as part of this adjustment will be written off when the debt is extinguished as described in Note (c).

(f) Conversion of Note Payable

MRTC has a convertible note payable to Madison Dearborn Capital Partners, L.P., one of its existing equity investors, in the amount of approximately $393,000. Immediately prior to the reorganization, Madison Dearborn Capital Partners, L.P. will convert the note payable into approximately 393,000 Class A units of MRTC.

Madison River Communications Corp. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

(Columnar amounts in thousands)

Long-term debt	$(393)
Redeemable members’ interest—Class A units	393
Accrued interest	(350)
Additional paid in capital	350

Net cash proceeds	$—

(g) Represents $196,115 for the retirement of outstanding 13.25% senior notes (net of $1,885 of unamortized discount), the repayment of $414,861 of RTFC senior debt and the repayment of $20,800 of the Coastal note facility.

(h) Nonrecurring Income Tax Adjustments

The Company has recorded a valuation allowance to reflect the net realizable value of its deferred income tax assets under FAS 109. As a result of the Transactions, the Company’s increased taxable income for federal income tax purposes will result in a reduction of the valuation allowance as follows:

Deferred income taxes	$
Accumulated deficit—income tax benefit from adjustment to valuation allowance

Net cash proceeds		$—

(i) Issuance of Common Equity

The Company expects to issue approximately $             million of common stock or              shares in this offering. The Company will not receive any proceeds from the sale by our existing equity investors of              shares in the offering.

Entries have been made to the accompanying unaudited pro forma consolidated balance sheet to record the following for the issuance of the new shares in this offering:

Common stock	$
Additional paid in capital
Less issuance costs allocated to paid in capital
Accumulated deficit—expenses allocated to selling shareholders

Net cash proceeds	$

Madison River Communications Corp. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

(Columnar amounts in thousands)

(j) Summary of Non-Recurring Transaction Entries to Accumulated Deficit

The table below summarizes the non-recurring charges (credits) to accumulated deficit that are directly related to the transactions described above. These non-recurring transactions have not been reflected in the accompanying unaudited pro forma condensed consolidated statements of operations.

Actual accumulated deficit as of September 30, 2004		$(215,277)

Pro forma entry adjustments to accumulated deficit:

Entries for non-recurring charges (credits) before income taxes:
(a) Compensation expense	$
(c) Fees and expenses related to retirement of existing debt		(16,597)
(c) Write-off of balance of debt issuance costs related to senior notes and the Coastal note facility		(4,728)
(c) Write-off of balance of unamortized discount related to senior notes		(1,885)
(d) Compensation expense		(665)
(d) Non-cash compensation expense
(e) Recognition of gain on settlement of notes payable to former shareholders of Coastal Utilities, Inc.
(h) Expenses allocated to selling shareholders

Total pro forma adjustments to accumulated deficit before income taxes

Pro forma income tax adjustments:

Effective income tax rate adjustment for non-recurring entries provided at 39%
Adjustment to valuation allowance

Total pro forma adjustments for income taxes

Total pro forma adjustments to accumulated deficit, net of applicable income taxes		( )

Pro forma accumulated deficit, as adjusted	$

Madison River Communications Corp. and Subsidiaries

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

(Columnar amounts in thousands)

(k) Common Stock Offering, Debt Issuance and Retirement of RTFC Debt—Interest Expense and Dividend Income

Entries have been made to the accompanying unaudited pro forma condensed consolidated statements of operations to eliminate interest expense incurred on long-term debt that is anticipated to be repaid from the proceeds of the sale of the common stock in this offering and the issuance of new senior debt. Entries have also been made to record interest expense on the new senior debt and the related amortization of debt issuance costs over the term of the debt. Additionally, entries have been made to reflect the reduction in dividend income anticipated as a result of the redemption of the RTFC investment.

	Estimated Principal Amount at September 30, 2004	Estimated Interest Rate at September 30, 2004	Twelve Months Ended December 31, 2003	Nine Months Ended September 30, 2004
Interest Expense Adjustments
Existing Debt
Interest expense			$(62,351)	$(46,202)
Debt issuance costs amortization			(733)	(548)

			(63,084)	(46,750)
New Debt
Term debt interest expense	$450,000	5.85%	26,325	19,744
Amortization of debt issuance costs			922	692
Revolver commitment fee	$75,000	0.50%	375	281

Total interest expense			27,622	20,717

Net adjustment to interest expense			$(35,462)	$(26,033)

Dividend Income Adjustments
Eliminate existing RTFC investment	$42,659		$(2,975)	$(1,800)

(l) Effective Income Tax Rate

The Company has provided income taxes on income before income taxes in the pro forma condensed consolidated statements of operations using an effective combined state and federal income tax rate of 39%. The pro forma adjustment for income tax expense represents the difference between pro forma income tax expense and historical income tax (benefit) expense for the relevant period.

(m) Earnings Per Share

The calculation of basic earnings per share is based on              shares of common stock outstanding. The following is a reconciliation between basic and diluted income available to common shareholders and weighted average shares outstanding:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Net income available to common shareholders—basic and diluted	$	$
Weighted average shares outstanding—basic (000)
Weighted average shares outstanding—diluted (000)

                 Shares

Madison River Communications Corp.

Common Stock

PROSPECTUS

Lehman Brothers	Merrill Lynch & Co.

Goldman, Sachs & Co.

                    , 2005

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Through and including                     , 2005 (the 25th day after commencement of this offering), federal securities law may require all dealers effecting transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee and the NASD filing fee, are estimates.

SEC registration fee		$40,607
NASD filing fee		30,500
Nasdaq listing fee		*
Transfer agent’s fee and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The registrant’s Certificate of Incorporation contains provisions that provide for indemnification of officers and directors and their heirs and representatives to the full extent permitted by, and in the manner permissible under, the DGCL.

As permitted by Section 102(b)(7) of the DGCL, the registrant’s Certificate of Incorporation contains a provision eliminating the personal liability of a director to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

The registrant maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities, whether or not the registrant would have the power to indemnify them against such expense, liability or loss under applicable law.

Item 15: Recent Sales of Unregistered Securities

The following is a description of all securities that the registrant has sold within the past three years without registering the securities under the Securities Act:

On December 8, 2004, the registrant issued 100 shares of its common stock to Madison River Telephone, LLC in consideration for $100. In so doing, the registrant relied on the provisions of Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act.

The reorganization transactions described under “The Transactions” in the prospectus forming a part of this registration state will be completed prior to the completion of the offering contemplated by this registration statement. In the reorganization transactions, Madison River Telephone LLC’s existing equity investors will exchange their outstanding membership units in Madison River Telephone LLC for              shares of newly issued common stock of the registrant. In so doing, the registrant will rely on the provisions of Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act.

Item 16: Exhibits and Financial Statement Schedules

(a) Exhibits.

See Exhibit Index (page E-1)

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17: Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mebane, state of North Carolina, on February 3, 2005.

MADISON RIVER COMMUNICATIONS CORP.

By:	/s/ J. STEPHEN VANDERWOUDE
Name:	J. Stephen Vanderwoude
Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated below on February 3, 2005.

Signature	Title

* J. Stephen Vanderwoude	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ PAUL H. SUNU Paul H. Sunu	Chief Financial Officer and Secretary and Director (Principal Financial and Accounting Officer)

* Peter W. Chehayl	Director

* Michael P. Cole	Director

* Joseph P. DiSabato	Director

* Richard A. May	Director

* Sanjeev K. Mehra	Director

* Edward Mullinix	Director

* Mark A. Pelson	Director

* James N. Perry, Jr.	Director

*By:	/s/ PAUL H. SUNU
Paul H. Sunu
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of Madison River Communications Corp.

3.2*	Bylaws of Madison River Communications Corp.

4.3*	Form of stock certificate for common stock

4.5*	Form of Registration Rights Agreement

4.7	Form of the Series B 13.25% Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

4.8	Purchase Agreement, dated as of February 17, 2000, between Madison River Capital, LLC, Madison River Finance Corp. and Goldman, Sachs & Co., Bear, Stearns & Co., Inc., Chase Securities Inc. and Morgan Stanley & Co. Incorporated (incorporated herein by reference to Exhibit 4.3 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

4.9	Indenture, dated as of February 17, 2000, between Madison River Capital, LLC, Madison River Finance Corp. and Norwest Bank Minnesota, National Association (incorporated herein by reference to Exhibit 4.4 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

4.10	Exchange and Registration Rights Agreement, dated as of February 17, 2000, between Madison River Capital, LLC, Madison River Finance Corp. and Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Chase Securities Inc. and Morgan Stanley & Co. Incorporated (incorporated herein by reference to Exhibit 4.5 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.1*	Form of Credit Agreement

10.2	Contribution and Stock Purchase Agreement, dated November 23, 1999, by and among, Madison River Telephone Company, LLC, Coastal Communications, LLC, Coastal Utilities, Inc., Daniel M. Bryant, G. Allan Bryant and The Michael E. Bryant Life Trust (incorporated herein by reference to Exhibit 10.1 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.3	First Amendment to Contribution and Stock Purchase Agreement, dated March 20, 2000, by and among, Madison River Telephone Company, LLC, Coastal Communications, LLC, Coastal Utilities, Inc., Daniel M. Bryant, G. Allan Bryant and The Michael E. Bryant Life Trust (incorporated herein by reference to Exhibit 10.1.1 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.4	Second Amendment to Contribution and Stock Purchase Agreement, dated March 29, 2000, by and among, Madison River Telephone Company, LLC, Coastal Communications, LLC, Coastal Utilities, Inc., Daniel M. Bryant, G. Allan Bryant and The Michael E. Bryant Life Trust (incorporated herein by reference to Exhibit 10.1.2 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

Exhibit Number	Description of Exhibit
10.5	Shareholders’ Agreement, dated March 30, 2000, by and among Coastal Communications, Inc. and Daniel M. Bryant, G. Allan Bryant, The Michael E. Bryant Life Trust and Madison River Capital, LLC (incorporated herein by reference to Exhibit 10.1.3 from the Registration Statement on
Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.6	Agreement and Plan of Merger, dated May 9, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.7	First Amendment to Agreement and Plan of Merger, dated July 2, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2.1 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.8	Second Amendment to Agreement and Plan of Merger, dated August 24, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2.2 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.9	Third Amendment to Agreement and Plan of Merger, dated September 28, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2.3 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.10	Asset Purchase Agreement, dated April 21, 1998, among Madison River Telephone Company, LLC, Gallatin River Communications L.L.C., Central Telephone Company of Illinois and Centel Corporation (incorporated herein by reference to Exhibit 10.3 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.11	Amendment No. 1 to Asset Purchase Agreement, dated September 22, 1998, by and between Gallatin River Communications, LLC, Madison River Telephone Company, LLC, Central Telephone Company of Illinois and Centel Corporation (incorporated herein by reference to Exhibit 10.3.1 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.12	Amendment No. 2 to Asset Purchase Agreement, dated October 29, 1998, by and between Gallatin River Communications, LLC, Madison River Telephone Company, LLC, Central Telephone Company of Illinois and Centel Corporation (incorporated herein by reference to Exhibit 10.3.2 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.13	Stock Purchase Agreement, dated September 12, 1997, by and among Madison River Telephone Company, LLC and Mebcom Communications, Inc. and its stockholders (incorporated herein by reference to Exhibit 10.4 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.14	Employment Agreement, dated November 1, 2002, between Madison River Telephone Company, LLC and J. Stephen Vanderwoude (incorporated herein by reference to Exhibit 10.5 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2002)

Exhibit Number	Description of Exhibit
10.15	Employment Agreement, dated December 1, 2002, between Madison River Telephone Company, LLC and James D. Ogg (incorporated herein by reference to Exhibit 10.6 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2002)

10.16	Employment Agreement, dated November 1, 2002, between Madison River Telephone Company, LLC and Paul H. Sunu (incorporated herein by reference to Exhibit 10.8 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2002)

10.17	First Amendment to Employment Agreement, dated December 31, 2003, between Madison River Telephone Company, LLC and Paul H. Sunu (incorporated herein by reference to Exhibit 10.8.1 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 30, 2004)

10.18	Employment Agreement, dated November 1, 2002, between Madison River Telephone Company, LLC and Bruce J. Becker (incorporated herein by reference to Exhibit 10.9 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2002)

10.19	Terms of the Madison River Telephone Company, LLC Long Term Incentive Plan effective November 1, 1998 (incorporated herein by reference to Exhibit 10.10 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.20	Loan Agreement and Promissory Notes, dated as of September 29, 1999, between Gulf Telephone Company and the Rural Telephone Finance Cooperative (the “RTFC”) (incorporated herein by reference to Exhibit 10.11 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.21	Secured Revolving Line of Credit Agreement, dated as of September 29, 1999, between Gulf Telephone Company and the RTFC (incorporated herein by reference to Exhibit 10.12 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.22	Loan Agreement, dated as of January 16, 1998, between MEBTEL, Inc. and the RTFC (incorporated herein by reference to Exhibit 10.13 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.23	Secured Revolving Line of Credit Agreement, dated as of January 16, 1998, between MEBTEL, Inc. and the RTFC (incorporated herein by reference to Exhibit 10.14 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.24	Loan Agreement, dated as of October 30, 1998, between Gallatin River Communications, LLC and the RTFC (incorporated herein by reference to Exhibit 10.15 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.25	Loan Agreement, dated as of October 30, 1998, between Madison River Communications, Inc. and the RTFC (incorporated herein by reference to Exhibit 10.16 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.26	Secured Revolving Line of Credit Agreement, dated as of October 30, 1998, between Gallatin River Communications, LLC and the RTFC (incorporated herein by reference to Exhibit 10.17 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

Exhibit Number	Description of Exhibit
10.27	Loan Agreement, dated as of March 29, 2000, between Coastal Utilities, Inc. and the RTFC (incorporated herein by reference to Exhibit 10.18 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.28	Secured Revolving Line of Credit Agreement, dated as of March 29, 2000, between Coastal Utilities, Inc. and the RTFC (incorporated herein by reference to Exhibit 10.19 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.29	Unsecured Revolving Line of Credit Agreement, dated as of March 29, 2000, between Coastal Utilities, Inc. and the RTFC (incorporated herein by reference to Exhibit 10.20 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.30	Interconnection Agreement, dated December 18, 1998, between BellSouth Telecommunications Inc. and Mebtel Integrated Communications Solutions, LLC (incorporated herein by reference to Exhibit 10.21 from the First Amendment to the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on June 23, 2000)

10.31	Interconnection, Resale and Unbundling Agreement, dated as of October 13, 1999, between GTE North Incorporated, GTE South Incorporated and Mebtel Integration Communication Solutions, Inc. (incorporated herein by reference to Exhibit 10.22 from the First Amendment to the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on June 23, 2000)

10.32	Interconnection Agreement, dated as of August 31, 1999, by and between Ameritech Information Industry Services and Mebtel Integrated Communications Solutions, LLC (incorporated herein by reference to Exhibit 10.23 from the First Amendment to the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on June 23, 2000)

10.33	Interconnection, Resale and Unbundling Agreement, dated as of September 27, 1999 between GTE South Incorporated and Mebtel Integration Communication Solutions, Inc. (incorporated herein by reference to Exhibit 10.24 from the First Amendment to the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on June 23, 2000)

10.34	Interconnection Agreement Texas, dated July 27, 2000, between Southwestern Bell Telephone Company and Madison River Communications LLC (incorporated herein by reference to Exhibit 10.1 from the Quarterly Report on Form 10-Q filed by Madison River Capital, LLC with the Securities and Exchange Commission on November 14, 2000)

10.35	Loan Agreement and Secured Promissory Notes, dated as of December 29, 2000, by and between Madison River LTD Funding Corp. and the RTFC (incorporated herein by reference to Exhibit 10.26 from the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 2001)

10.36	Secured Revolving Line of Credit Agreement, dated as of December 29, 2000, by and between Madison River LTD Funding Corp. and the RTFC (incorporated herein by reference to Exhibit 10.27 from the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 2001)

Exhibit Number		Description of Exhibit
10.37		Employment Agreement, dated November 1, 2002, between Madison River Telephone Company, LLC and Ken Amburn (incorporated herein by reference to Exhibit 10.28 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2003)

10.38		Employment Agreement, dated December 1, 2002, between Madison River Telephone Company, LLC and Michael Skrivan (incorporated herein by reference to Exhibit 10.29 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2003)

10.39		Amendment to Loan Agreement, dated July 30, 2003, amending the Loan Agreement dated as of December 29, 2000 by and between MRLTDF and the RTFC (incorporated by reference to Exhibit 99.1 from the Form 8-K filed by Madison River Capital, LLC on July 31, 2003)

21.1	*	Subsidiaries of Madison River Communications Corp.

23.1		Consent of Ernst & Young LLP

23.2	*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in exhibit 5.1)

24.1	**	Powers of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.